As filed with the Securities and Exchange Commission on December 19, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANCHOR BANCORP WISCONSIN INC.

(Exact name of registrant as specified in its charter)

Delaware	6712	39-1726871
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

25 West Main Street

Madison, Wisconsin 53703

(608) 252-8700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark D. Timmerman, Esq.

Executive Vice President, Secretary and General Counsel

Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

(608) 252-8700

(Name, Address, Including Zip Code and Telephone Number, Including Area Code of Agent for Service)

Copies to:

Michael J. Zeidel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000	Jennifer Durham King, Esq. Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$10,000,000.00	$1,288.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and selling stockholders.
(2)	Includes the shares of common stock the underwriter has the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 19, 2013

PRELIMINARY PROSPECTUS

Anchor BanCorp Wisconsin Inc.

             Shares of Common Stock

This is the initial public offering of Anchor BanCorp Wisconsin Inc.’s shares of common stock following our Recapitalization (as defined herein), and no public market currently exists for our shares. We are offering to sell              shares in this offering. The selling stockholders identified in this prospectus are offering to sell              shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to list the shares of our common stock on the NASDAQ Global Market under the symbol “ABCW.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We and the selling stockholders have granted the underwriter the right to purchase up to an additional              shares of common stock at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any.

The underwriter expects to deliver the shares of common stock to purchasers against payment in New York, New York on                     , 2014, subject to customary closing conditions.

SANDLER O’NEILL + PARTNERS, L.P.

The date of this prospectus is                     , 2014.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or to which we have referred you. We, the selling stockholders and the underwriter have not authorized anyone to provide you with information that is different. We, the selling stockholders and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to sell the securities being offered by this prospectus. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

MARKET DATA

Market data and other statistical information used in this prospectus are based on independent industry sources and publications, as well as from research reports prepared for other purposes. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. None of the independent industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense, and we have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties as the other forward-looking statements in this prospectus.

PROSPECTUS SUMMARY

The following summary contains basic information about us and the offering. Because it is a summary, it may not contain all of the information that is important to you. You should read this summary together with the entire prospectus, including our financial statements and the notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus before making an investment decision. See the “Risk Factors” section for a discussion of the risks involved in the offering and investing in our common stock. Unless the context otherwise requires or unless this prospectus otherwise indicates, “Anchor,” “we,” “us,” “our,” the “Company” and similar terms refer to Anchor BanCorp Wisconsin Inc. and its subsidiaries, and the “Bank” refers to our wholly owned bank subsidiary, AnchorBank, fsb.

About Anchor

Anchor BanCorp Wisconsin Inc. is a savings and loan holding company headquartered in Madison, Wisconsin. We offer a broad range of financial services through the Bank. The Bank offers financial services through 54 full-service banking offices throughout our market area, which we define as the greater Madison, Fox Valley and suburban Milwaukee regions of Wisconsin. We believe that our markets exhibit attractive demographic attributes and present favorable competitive dynamics with long-term growth opportunities. Our strategy focuses on building a strong commercial banking franchise with meaningful market share and growing revenues complemented by operational efficiencies that we believe can produce attractive risk-adjusted returns. As of September 30, 2013 on a consolidated basis, we had total assets of approximately $2.19 billion, total loans of approximately $1.65 billion, total deposits of approximately $1.94 billion, and total stockholders’ equity of approximately $201 million.

We are the third largest bank headquartered in Wisconsin, and we currently rank seventh in this market in terms of deposits and mortgage originations. We are led by a team of experienced bankers, most of whom have significant experience in the Wisconsin banking markets. The Bank’s core businesses are currently primarily dedicated to providing quality, personalized financial and investment services to local businesses and individuals. Our commercial banking services include cash management, working capital lines of credit, term loans for fixed asset acquisitions, commercial mortgages, other forms of asset-based financing, construction and multi-family mortgage loans, commercial real estate and commercial loans. We also offer a wide range of consumer banking services, including residential mortgage loans, consumer loans, checking and savings accounts, money market and interest-bearing checking accounts, certificates of deposit, and individual retirement accounts. We believe our presence in the markets in which we serve, our local market knowledge and our ability to make responsive decisions at the local level give us the ability to tailor our products and services to meet our client’s specific needs. As we work to transition the Bank from a traditional mortgage-based lender to a commercially-focused, full service community bank, we continue to seek and recruit seasoned commercial banking talent and transition our corporate culture toward building relationships and pursuing cross-selling opportunities through a sales and service model.

Our Markets

Our market area is concentrated in Wisconsin’s greater Madison, Fox Valley and suburban Milwaukee regions. Collectively, these areas account for nearly half of Wisconsin’s population and we believe they provide a desirable platform for long-term local and regional growth. Our headquarters is located in the attractive market of Madison, Wisconsin, where we have 18 branches within Dane County. Madison is the state capital and home to both state and county governments, as well as the University of Wisconsin-Madison. Dane County has enjoyed steady population growth of 3.2% annually since 2010, a median household income 17.3% above the national average and relatively low unemployment at 4.5% versus the national average of 7.3% (each as of September 2013), according to the U.S. Census data. Madison was named the #8 best city to raise a family by Parenting Magazine in 2012. Madison was also named America’s 14th Most Recession-Proof City by CNNMoney.com in September of 2010.

We have seven branches located in Wisconsin’s Fox Valley region, consisting primarily of the cities of Appleton and Oshkosh and their associated satellite communities. We also have an additional seven branches in the greater Milwaukee area, one of the largest metropolitan areas in the Midwest and home to approximately 1.6 million people and close to 60,000 businesses according to SNL Financial LC. Our remaining 22 locations are community based locations distributed primarily in counties adjacent to Dane County and the southwestern counties of Wisconsin.

Competitive Strengths

In addition to our presence in these attractive markets, we believe that we are well-positioned to grow our franchise and create value for our stockholders as a result of the following competitive strengths:

•	Experienced and respected management team with a proven track record. Our President and Chief Executive Officer Chris Bauer joined us in 2009 and recruited an executive management team, bringing in highly experienced community bankers with extensive knowledge of the Wisconsin banking market. Each of these executives has significant experience at nationally recognized mid- to large-cap commercial banking institutions. Mr. Bauer has 37 years of financial services experience, with a combined 16 years as bank president at First Wisconsin Bank and Firstar Bank Milwaukee, N.A.

•	Strong capital position. At September 30, 2013, we had a 14.99% tier 1 risk-based ratio, a 9.06% tier 1 leverage ratio and a 16.30% total risk-based capital ratio. Our total loans to total deposits represented 85.1% at September 30, 2013.

•	Disciplined enterprise-wide and credit risk management. Since 2009, we have invested significantly in our risk management platform in order to provide a consistent approach to identifying, assessing, managing, monitoring and reporting risk across the Company. Our focus both on remediating our classified assets and improving and implementing enhanced credit underwriting and administration over the last four years has enabled us to significantly improve asset quality and create a stable banking platform from which to grow within Wisconsin.

•	Core funding. A significant component of our franchise is our core deposit base, such as checking and savings deposits, which we use to fund our loans and grow our balance sheet. At September 30, 2013, our total deposits were approximately $1.9 billion, 69.9% of which were core deposits (defined as total deposits excluding certificates of deposit). We seek to cross-sell deposit products at the time of loan origination to our clients as part of our focus on relationship banking in order to provide a stable source of funding. Since December 31, 2012, the cost of our core deposits has decreased by one basis point from 0.12% to 0.11% at September 30, 2013.

Our Business Strategy

Our growth strategy centers around the following initiatives:

•

Transformation to a relationship-focused commercial bank with an increased market share. Our primary strategic focus is the transformation of the Bank from a residential/commercial real estate lender and retail-focused savings bank to a service-driven, relationship-based and commercially focused organization. We believe there is an underserved base of small and middle market businesses that are interested in banking with a company headquartered in, and with decision-making authority based in, the markets in which we operate. We intend to maintain disciplined growth, a strong credit culture and a relationship-based and community service-focused approach to banking. We continue to recruit seasoned commercial banking talent and transition our corporate culture toward building relationships and pursuing cross-selling opportunities through a sales and service model.

•	Expansion of commercial lending services. We plan to increase our commercial banking staff and sales efforts, emphasizing our multi-family and other commercial real estate banking businesses and a comprehensive commercial and industrial (“C&I”) banking program designed to service manufacturing businesses, professional service firms and privately owned businesses and their related business owners. We believe these services are a key component in our transition to a commercial bank.

•	Continue to improve asset quality. Over the last four years, we have dedicated significant resources to reducing our level of problem assets and improving our credit risk function, including implementing comprehensive credit policies, procedures and monitoring systems in order to better manage the loan portfolio and any delinquent and troubled loans. Our non-performing loans have declined by $302.9 million, or 76%, from $399.9 million as of March 31, 2010 to $97.0 million as of September 30, 2013. We continue to focus on improving our asset quality and proactively monitoring credit risk.

•	Build a scalable and efficient operating model. Our management team is focused on sustainable expense control across all lines of business. We continue to make investments in information technology to improve efficiencies and enhance customer service, including upgraded account and data processing systems, improved loan monitoring and quality control systems, as well as upgraded accounting systems and outsourcing when appropriate. In addition, we are implementing an improved cost and profit center reporting system to better assess product and service performance, as well as a sales activity database to better track sales performance and market penetration.

•	Focus on generating core deposits. We continue to focus on growing our core deposits to fund our lending and investment opportunities by expanding our marketing efforts and improving product offerings, including a full rebranding effort and execution of an integrated strategic marketing plan. In addition, as part of our focus on relationship banking, we seek to generate increased core deposits from new commercial and commercial real estate lending customers.

Recent Developments

Recapitalization Transactions

As a result of the economic downturn that began in 2008, we experienced significant operating losses beginning in fiscal 2009, significant levels of criticized assets, depleted levels of capital and difficulty in raising additional capital necessary to stabilize the Bank as required by our banking regulators. Also, we owed $183.5 million under a credit facility, which we were unable to repay, and issued $110.0 million of Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “TARP Preferred Stock”) to the United States Department of the Treasury (the “Treasury”) as part of the Troubled Asset Relief Program (“TARP”) in 2009. In order to facilitate our restructuring and the recapitalization of the Bank, on August 12, 2013 (the “Petition Date”), we filed a voluntary petition for relief (the “Chapter 11 Case”) under the provisions of chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101, et seq., in the United States Bankruptcy Court for the Western District of Wisconsin (the “Bankruptcy Court”) to implement a “pre-packaged” plan of reorganization (the “Plan of Reorganization”). Pursuant to the Plan of Reorganization, the following transactions (collectively, the “Recapitalization”) were consummated on September 27, 2013 (the “Effective Date”):

•

we entered into stock purchase agreements (the “Investor SPAs”) on August 12, 2013 with certain institutional investors, other private investors and directors and officers of the Company (the “Investors”), pursuant to which we issued and sold our common stock to (i) certain Investors such that each such Investor owns up to 9.9% (the “9.9% Investors”) of the common stock for an aggregate purchase price of $87.8 million, (ii) certain other Investors such that each such Investor owns up to

4.9% of our common stock (the “4.9% Investors”) for an aggregate purchase price of $83.7 million, and (iii) certain directors and officers of the Company for an aggregate purchase price of $3.5 million (collectively, the “Private Placements”). We received gross proceeds of $175.0 million, implying a purchase price of $20 per share after giving effect to the reverse stock split, as a result of the Private Placements and incurred transaction costs of $14.4 million;

•	we (i) exchanged the TARP Preferred Stock for 60.0 million shares (adjusted to 300,000 common shares as a result of the reverse stock split) of common stock (the “Treasury Issuance”) and (ii) cancelled a warrant (the “TARP Warrant”) to purchase up to 7,399,103 shares of our pre-recapitalization common stock, par value $0.10 per share (the “Legacy Common Stock”) in its entirety (collectively, the “TARP Exchange”);

•	we satisfied all of our obligations under the Amended and Restated Credit Agreement, dated as of June 9, 2008 (the “Credit Agreement”), among us, the lenders from time to time a party thereto (the “Lenders”), and the U.S. Bank National Association (“U.S. Bank”), as administrative agent (the “Administrative Agent”) for the Lenders with a cash payment to the Lenders of $49.0 million (plus expense reimbursement as contemplated by the Credit Agreement) and recognized a gain on extinguishment of debt of $134.5 million;

•	we converted from a Wisconsin corporation to a Delaware corporation and filed a certificate of incorporation with the Secretary of State of the State of Delaware (the “Amended Charter”), to, among other things, (i) declassify our board of directors (the “Board”), (ii) increase the number of authorized shares of our common stock and preferred stock (each later reduced as a result of a reverse stock split and subsequent charter amendment) and (iii) adopt certain restrictions on acquisitions and dispositions of our securities; and

•	all shares of issued and outstanding Legacy Common Stock were cancelled.

Following the effectiveness of the Plan of Reorganization, the United States Department of the Treasury (the “Treasury”) sold to certain institutional investors (the “Secondary Investors”) all of the shares of common stock delivered to the Treasury in connection with the Treasury Issuance (the “Secondary Treasury Sales”). In connection with the Secondary Treasury Sales, we entered into secondary sale purchaser agreements (the “Secondary SPAs”) with the Secondary Investors pursuant to which we made certain representations and warranties to the Secondary Investors and provided rights to the Secondary Investors similar to the rights provided under the Investor SPAs. As a result of the Secondary Treasury Sales, the Treasury ceased to be our stockholder.

See “Description of Business—Background and Overview of Plan of Reorganization” for more information about the Recapitalization and the related accounting treatment.

Change in Fiscal Year End

On December 18, 2013, the Board approved the change of our fiscal year end from March 31 to December 31, beginning with December 31, 2013. References to any of our previous fiscal years mean the fiscal years ended on March 31. In the future, we intend to file with the SEC a transition report on Form 10-K/T covering the fiscal period beginning on April 1, 2013 through December 31, 2013, and annual reports on Form 10-K covering fiscal years ending December 31 thereafter.

Reverse Stock Split

On October 2, 2013, we filed the Amended Charter in order to effect a 1-for-200 reverse stock split (the “Reverse Stock Split”) of our issued and outstanding common stock. The Reverse Stock Split became effective on October 2, 2013.

As a result of the Reverse Stock Split, every 200 shares of our issued and outstanding common stock was automatically combined into one issued and outstanding share of common stock. Accordingly, the number of authorized shares of our capital stock was reduced from 2,000,000,000 to 12,000,000, consisting of 11,900,000 shares of common stock and 100,000 shares of preferred stock.

Common stock and preferred stock outstanding as of September 30, 2013 provided in this prospectus has been adjusted to give effect to the Reverse Stock Split as though the Reverse Stock Split occurred on September 30, 2013. As of September 30, 2013, as adjusted, and as of December 18, 2013, we had 9,050,000 shares of common stock outstanding.

Deferred Tax Assets

We have generated considerable deferred tax assets, which consist of net operating loss carry-forwards and certain built-in losses, as of September 30, 2013 of $121.4 million, or $13.41 per share of common stock outstanding. Our ability to use these net operating loss carry-forwards and built-in losses to offset future taxable income will be limited if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). See “Risk Factors—Our ability to realize the benefit of our deferred tax assets may be materially impaired.”

Subject to certain exceptions, our common stock is subject to transfer restrictions as set forth in our Amended Charter. Until the third anniversary of the Effective Date (the “Expiration Date”), unless approved by the Board in accordance with the procedures set forth in the Amended Charter and subject to certain exceptions for permitted transfers, any attempted transfer of our common stock is prohibited to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), either (i) any person or group of persons will own 4.95% or more of the Company (a “5% Stockholder”) or (ii) the ownership interest in the Company of any of our existing 5% Stockholders will be increased. The Expiration Date may be extended in the Board’s discretion until the sixth anniversary of the Effective Date in order to protect the tax attributes of the Company. This provision may limit the ability of the investors to participate in this offering and the ability to resell our shares. See “Description of the Common Stock—Anti-Takeover Considerations and Special Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law—Tax Attribute Preservation Provision.”

Corporate Information

We presently maintain our principal offices at Anchor BanCorp Wisconsin Inc., 25 West Main Street, Madison, Wisconsin 53703 and our general telephone number is (608) 252-8700. Our website address is http://www.anchorbank.com. The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus. We were initially incorporated in 1992 as a Wisconsin corporation for the purpose of becoming a savings and loan holding company for the Bank. On September 25, 2013, we were reincorporated as a Delaware corporation.

THE OFFERING

The summary below describes the principal terms of the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more detailed description of the terms and conditions of our common stock, please refer to the section entitled “Description of the Common Stock.”

Common stock offered by us	shares ( shares if the underwriter exercises its option in full to purchase additional shares).

Common stock offered by the selling stockholders	shares ( shares if the underwriter exercises its option in full to purchase additional shares).

Total common stock offered	shares ( shares if the underwriter exercises its option in full to purchase additional shares).

Common stock outstanding after this offering	shares ( shares if the underwriter exercises its option in full to purchase additional shares).

Use of proceeds	Our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriter exercises its option in full to purchase additional shares), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (including any additional proceeds we may receive if the underwriter exercises its option in full to purchase additional shares) for general corporate purposes.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Dividend policy	We are a legal entity separate and distinct from the Bank. Our principal source of revenue consists of dividends from the Bank. The payment of dividends by the Bank is subject to various regulatory requirements, including a minimum of 30 days’ advance notice to the Office of the Comptroller of the Currency (the “OCC”) of any proposed dividend. The Bank is currently precluded from paying dividends without the prior written approval of the OCC under the Orders to Cease and Desist (the “C&D Orders”) by the Office of Thrift Supervision (the “OTS”) in 2009, and we are currently precluded from paying dividends on our common or preferred stock under provisions of the C&D Orders. We have not paid dividends on our common stock since December 31, 2008 and do not intend to pay dividends for the foreseeable future, even if the C&D Orders are lifted or amended. See “Dividend Policy.”

Proposed NASDAQ Global Market symbol	We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “ABCW.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Except as otherwise indicated, all information in this prospectus assumes the underwriter will not exercise its option to purchase additional shares of common stock from us and certain of the selling stockholders in this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present our summary historical consolidated financial data and operating statistics. The consolidated statement of operations data for the years ended March 31, 2013, 2012 and 2011, and the consolidated balance sheet data as of March 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in this prospectus. The consolidated statement of operations data for the six months ended September 30, 2013 and 2012 and balance sheet data as of September 30, 2013 have been derived from our unaudited consolidated financial statements included in this prospectus. Results for interim periods are not indicative of results to be expected for any other interim period or for a full year. As a result of the Recapitalization, operating results in prior periods are not indicative of results to be expected for any other period.

On December 18, 2013, the Board approved the change of our fiscal year end from March 31 to December 31, beginning with December 31, 2013. References to any of our previous fiscal years mean the fiscal years ending on March 31. In the future, we intend to file with the SEC a transition report on Form 10-K/T covering the fiscal period beginning on April 1, 2013 through December 31, 2013, and annual reports on Form 10-K covering fiscal years ending December 31 thereafter.

The summary historical consolidated financial data should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus. We have presented certain information in the table below on a non-GAAP basis. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented.

Consolidated Statement of Operations Data:

	Six Months Ended September 30,		Year Ended March 31,
	2013	2012	2013	2012	2011
	(In thousands, except per share data)
Total interest income	$42,035	$53,036	$99,882	$127,253	$166,467
Total interest expense	12,806	20,578	37,399	55,329	81,383

Net interest income	29,229	32,458	62,483	71,924	85,084
Net interest income after provision for loan losses	28,954	30,233	54,750	38,037	34,759
Total non-interest income	151,531	26,554	45,901	49,261	59,260
Total non-interest expense	72,607	65,488	135,004	124,026	135,033

Income (loss) before income taxes	107,878	(8,701)	(34,353)	(36,728)	(41,014)
Net income (loss)	$107,869	$(8,510)	$(34,172)	$(36,738)	$(41,178)
Income (loss) per common share(1):
Basic	$9.68	$(0.73)	$(2.27)	$(2.37)	$(2.57)
Diluted	$9.68	$(0.73)	$(2.27)	$(2.37)	$(2.57)

(1)	On September 27, 2013, all Legacy Common Stock was cancelled and 1,810,000,000 shares of our common stock were issued pursuant to the Plan of Reorganization. On October 2, 2013, as a result of the Reverse Stock Split, 9,050,000 shares of our common stock were outstanding. The calculation of weighted average shares included 21,247,000 shares of Legacy Common Stock outstanding through September 26, 2013 and 9,050,000 shares of common stock outstanding from September 27 through September 30, 2013.

Consolidated Balance Sheet Data:

	As of
	September 30, 2013	March 31, 2013	March 31, 2012
	(In thousands)
Total assets	$2,191,001	$2,367,583	$2,789,452

Allowance for loan losses	(71,853)	(79,815)	(111,215)
Total loans	1,654,407	1,750,358	2,168,959
Total deposits	1,943,144	2,025,025	2,264,901
Total liabilities	1,989,964	2,427,447	2,819,002
Total stockholders’ equity (deficit)	201,037	(59,864)	(29,550)

Total liabilities and stockholders’ equity (deficit)	$2,191,001	$2,367,583	$2,789,452

Other Data (Unaudited):

	Six Months Ended September 30,		Year Ended March 31,
	2013	2012	2013	2012	2011
Performance ratios(1)
Return on average assets	9.29%	(0.62)%	(1.30)%	(1.17)%	(1.07)%
Return on average equity	3.50	(0.61)	(0.99)	(2.38)	(1.64)
Yield on earning assets	3.78	4.00	3.96	4.34	4.59
Cost of interest bearing liabilities	1.12	1.53	1.45	1.79	2.16
Equity to assets ratio	9.18	(1.35)	(2.53)	(1.06)	(0.39)
Interest rate spread	2.66	2.47	2.51	2.55	2.43
Net interest margin	2.63	2.45	2.48	2.45	2.34
Loan to deposit ratio(2)	85.91	92.17	87.07	96.61	99.39
Efficiency ratio(3)	40.23	115.32	134.13	142.07	143.62

Asset quality ratios
Non-performing loans to total loans	5.81%	7.92%	6.74%	10.28%	10.54%
Non-performing assets to total assets	7.43	9.43	8.58	11.25	11.00
Allowance for loan losses to total loans	4.30	4.59	4.53	5.08	5.60
Allowance for loan losses to non-performing loans	74.07	57.93	67.19	49.45	53.11
Net charge-offs to average loans	0.48	1.08	1.97	3.14	2.76

Capital ratios
Tangible common equity to tangible assets(4)	9.18%	(5.11)%	(6.91)%	(4.52)%	(3.01)%
Tier 1 common capital to total risk weighted assets(5)	14.99	7.76	7.71	7.11	6.76
Tier 1 risk-based capital(6)	14.99	7.76	7.71	7.11	6.76
Total risk-based capital(5)	16.30	9.06	9.02	8.42	8.04
Tier 1 leverage(6)	9.06	4.63	4.53	4.51	4.26

(1)	Annualized.
(2)	Calculated using the total unpaid principal balance of loans.
(3)	Efficiency ratio is the ratio of non-interest expense to net interest income after provision for loan losses and non-interest income.
(4)	Tangible common equity to tangible assets ratio is a non-GAAP financial measure. Tangible common equity is computed as total stockholders’ equity, excluding preferred stock, less intangible assets, and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total stockholders’ equity to assets.
(5)	Bank-only capital ratios.

Non-GAAP Financial Measures

Our accounting and reporting policies conform to accounting principles generally accepted in the United States (“GAAP”) and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible common equity, tangible assets and tangible common equity to tangible assets ratio are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets. Tangible common equity, tangible assets or related measures should not be considered in isolation or as a substitute for total stockholders’ equity, total assets or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles, as of the dates set forth below, stockholders’ equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets.

	Six Months Ended September 30,		Year Ended March 31,
	2013	2012	2013	2012	2011
	(Dollars in thousands)
Total stockholders’ equity (deficit)—GAAP	$201,037	$(36,039)	$(59,864)	$(29,550)	$(13,171)
Adjustments
Preferred equity	—	100,137	103,833	96,421	89,008
Goodwill and Other intangibles	—	—	—	—	—

Tangible common equity	$201,037	$(136,176)	$(163,697)	$(125,971)	$(102,179)

Total assets—GAAP	$2,191,001	$2,665,455	$2,367,583	$2,789,452	$3,394,825
Adjustments
Goodwill and Other intangibles	—	—	—	—	—

Tangible assets	$2,191,001	$2,665,455	$2,367,583	$2,789,452	$3,394,825

Tangible common equity to tangible assets	9.18%	(5.11)%	(6.91)%	(4.52)%	(3.01)%

RISK FACTORS

The shares of our common stock being offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire investment. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business, industry and prospects. If any of the following risks actually occurs, our business, financial condition or operation results could be materially adversely affected. In such case, you may lose all or part of your investment. You should carefully consider the risks described below and the other information included in, or incorporated by reference into, this prospectus before investing in our common stock.

Risks Related to Our Business

We may not be able to fully execute on our new business initiatives, which could have a material adverse effect on our financial condition or results of operations.

We are primarily a community-oriented retail bank offering traditional deposit products and have historically focused on residential mortgage lending. However, the current economic environment has made it difficult for us to profitably grow our business. Accordingly, we have been developing strategies to grow other loan categories to diversify earning assets and to increase low cost core deposits, including transforming our business to a relationship-focused commercial bank, the expansion of our commercial lending services and our other business strategies. These strategies include, over time, significantly expanding our business banking operations. Our business banking initiative includes focusing on small and mid-sized businesses, with an emphasis on attracting clients from larger competitors. There are costs, risks and uncertainties associated with the development, implementation and execution of these initiatives, including the investment of time and resources, the possibility that these initiatives will be unprofitable and the risk of additional liabilities associated with these initiatives. In addition, our ability to successfully execute on these new initiatives will depend in part on our ability to attract and retain talented individuals to help manage these initiatives and the existence of satisfactory market conditions that will allow us to profitably grow. Our potential inability to successfully execute these initiatives could have a material adverse effect on our business, financial condition or results of operations.

We have a significant deferred tax asset that may not be fully realized in the future.

Our net deferred tax asset totaled $121.4 million as of September 30, 2013. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income during the periods that the related net operating losses and certain recognized built-in losses and net unrealized built-in losses, if any (collectively, “pre-change losses”), may be utilized and is also subject to the rules of Section 382 of the Code, described below. If our estimates and assumptions about future taxable income are not accurate, the value of our deferred tax asset may not be recoverable and our cash flow available to fund operations could be adversely affected. Due to the uncertainty with respect to the recognition of the deferred tax asset, it has been fully reserved.

Our ability to realize the benefit of our deferred tax assets may be materially impaired.

Our ability to use our deferred tax assets to offset future taxable income will be limited if we experience an “ownership change” as defined in Section 382 of the Code. Due to the complexity of Section 382, it is difficult to conclude with certainty at any given point in time whether an “ownership change” has occurred. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-change losses equal to the equity value of the corporation immediately before the ownership change (in some cases, reduced by certain capital contributions received in the two years preceding the ownership change), multiplied by the applicable “long-term tax-exempt rate” (a rate that changes monthly and was 3.5% for ownership changes occurring in December 2013). While the Tax Attribute Preservation Provision (as defined below) has been included in our Amended Charter to prohibit and void ab initio future transactions in our common stock that would result in an ownership change, such an ownership change nevertheless could occur in the future, which likely would have a material adverse effect on our results of operations, financial condition and stockholder value. Any change in applicable law may result in an ownership change. Further, this provision may limit our ability to raise capital by selling shares of our common stock.

We cannot be certain that the implementation of the Plan of Reorganization will not adversely affect our operations going forward.

Although the Plan of Reorganization has become effective, we cannot provide assurance that our prior bankruptcy will not adversely affect our future operations. Our existing and potential depositors, customers, vendors, suppliers and others with whom we have commercial relationships could discontinue their relationships with us. In addition, the fact that we recently implemented the Plan of Reorganization may adversely affect our ability maintain contracts that are critical to our operations and could materially impact our reputation and the value of our brand. Further, the fact that we recently emerged from the Chapter 11 Case may adversely affect our ability retain our key officers and employees and may make it more difficult to recruit qualified personnel in the future.

We depend on our key officers and employees to continue the implementation of our long-term business strategy and could be harmed by the loss of their services. Management’s ability to retain key officers and employees may change.

We believe that the implementation of our long-term business strategy and future success will depend in large part on the skills of our current senior management team. We believe our senior management team possesses valuable knowledge about and experience in the banking industry and that their knowledge and relationships would be very difficult to replace. Although most of our senior management team has entered into employment agreements with us, they may not complete the term of their employment agreements or renew them upon expiration. Further, our Chief Executive Officer has not entered into an employment agreement since the expiration of his former employment agreement on June 22, 2013. Our success also depends on the experience of our branch managers and lending officers and on their relationships with the customers and communities they serve.

Our future operating results also depend in significant part upon our ability to attract and retain qualified management, financial, technical, marketing, sales and support personnel, particularly in respect of the implementation of our business strategy, which may require the recruitment of new personnel in new or expanded business areas. Competition for qualified personnel is intense, and we cannot ensure success in attracting or retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may be increasingly difficult for us to hire personnel over time. The loss of service of one or more of our key officers and employees, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition or operating results and the value of our common stock.

Our allowance for losses on loans may not be adequate to cover probable losses.

Our level of non-performing loans decreased significantly in the six months ended September 30, 2013, relative to the prior year period.

•	Our provision for loan losses decreased by $2.0 million to $275,000 for the six months ended September 30, 2013 from $2.2 million for the six months ended September 30, 2012.

•	Our allowance for loan losses was 74.1% and 67.2% of non-performing loans at September 30, 2013 and March 31, 2013, respectively.

There can be no assurance that any future declines in the credit worthiness of our customers, real estate market conditions and values, general economic conditions or changes in regulatory policies will not require us to increase our allowance for loan losses (“ALLL”), which would adversely affect our results of operations and our capital.

The Bank’s business is subject to liquidity risk, and changes in its source of funds may adversely affect our performance and financial condition by increasing its cost of funds.

The Bank’s ability to make loans is directly related to its ability to secure funding. Retail deposits and core deposits are the Bank’s primary source of liquidity. The Bank also relies on advances from the Federal Home Loan Bank of Chicago (the “FHLB of Chicago”) as a funding source. As of September 30, 2013, the Bank had outstanding borrowings from the FHLB of Chicago of $16.5 million. The Bank’s maximum credit capacity from the FHLB of Chicago, based on collateral currently pledged, is $506.9 million, with remaining credit available of $452.0 million. The Bank has also been granted access to Federal Reserve Bank of Chicago’s discount window, but as of September 30, 2013 the Bank had no borrowings outstanding from this source.

Primary uses of funds include withdrawal of and interest payments on deposits, originations of loans and payment of operating expenses. Core deposits represent a significant source of low-cost funds. Alternative funding sources such as large balance time deposits or borrowings are a comparatively higher-cost source of funds. Liquidity risk arises from the inability to meet obligations when they come due or to manage unplanned decreases or changes in funding sources. Significant fluctuations in core deposit balances may adversely affect our financial condition and results of operations and we face significant competition for core deposits.

Our liquidity is largely dependent upon our ability to receive dividends from the Bank, which accounts for substantially all our revenue and could affect our ability to pay dividends, and we may be unable to generate liquidity from other sources.

We are a separate and distinct legal entity from our subsidiaries, including the Bank. We receive substantially all of our revenue from dividends from the Bank. However, the Bank is currently precluded from paying dividends to us pursuant to the provisions of the C&D Orders without approval from the OCC. These dividends are the principal source of funds to pay our expenses and there can be no assurance that we will receive the required approvals for the Bank to make dividend payments to us. Various federal and/or state laws and regulations limit the amount of dividends that the Bank and certain of our non-bank subsidiaries may pay us. Additionally, if our subsidiaries’ earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, our ability to make dividend payments to our stockholders will be negatively impacted.

Additional increases in our level of non-performing assets would have an adverse effect on our financial condition and results of operations.

Weakening conditions in the real estate sector have adversely affected, and may continue to adversely affect, our loan and other real estate owned (“OREO”) portfolio. Non-performing assets decreased by $40.2 million to $162.9 million, or 7.43%, of total assets, at September 30, 2013 from $203.1 million, or 8.58%, of total assets, at March 31, 2013. If loans that are currently non-performing further deteriorate, we may need to increase our allowance to cover additional charge-offs. If loans that are currently performing become non-performing, we may need to continue to increase our ALLL if additional losses are anticipated which would have an adverse impact on our financial condition and results of operations. The increased time and expense associated with the work out of non-performing assets and potential non-performing assets also could adversely affect our operations.

Although the Bank is considered “adequately capitalized” under the Prompt Corrective Action (the “PCA”) guidelines for regulatory purposes, we will incur increased premiums for deposit insurance and other potential consequences if we fall below the “adequately capitalized” threshold.

In April 2011, the Federal Deposit Insurance Corporation (the “FDIC”) issued new base assessment rates dependent upon the risk category assigned to an institution. These rates range between five and 45 basis points. The revised assessment criteria is a risk-based determination, rather than solely based on capital levels. Higher insurance premiums may be assessed to institutions that fall in the higher risk categories, which would impact earnings.

Further, if the Bank falls below the “adequately capitalized” threshold, it would be subject to further restrictions on its operations. An FDIC-insured bank may not make a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are also subject to growth limitations and are required to submit a capital restoration plan that includes, among other things, a guarantee by the parent holding company that the bank will comply with the plan until the bank has been adequately capitalized on average during each of four consecutive calendar quarters. The aggregate liability of the parent holding company under this guarantee would be limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized;” and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If we become “undercapitalized,” we may need to take actions to raise capital that could limit our use of our deferred tax asset.

Prior to the Effective Date of the Plan of Reorganization, our auditors expressed substantial doubt about our ability to continue as a going concern.

Prior to the Effective Date of the Plan of Reorganization, our auditors expressed substantial doubt about our ability to continue as a going concern. The Bank had low levels of capital, significant operating losses and significant deterioration in the quality of its assets. Further, we had become subject to enhanced regulatory scrutiny. The potential lack of sources of liquidity raised substantial doubt about our ability to continue as a going concern for the foreseeable future. Our audited consolidated financial statements were prepared under the assumption that we would continue our operations on a going concern basis, which contemplated the realization of assets and the discharge of liabilities in the normal course of business. Our audited consolidated financial statements for the fiscal year ended March 31, 2013 do not include the types of adjustments that will be necessary in the future to account for costs and expenses such as adjustments for debt prepayment penalties in connection with the prepayment of the Credit Agreement and for other reorganization costs incurred in connection with the Plan of Reorganization.

While we believe that our restructuring and the recapitalization of the Bank pursuant to the Plan of Reorganization, which provided us with sufficient capital to address our auditor’s doubt regarding our ability to continue as a going concern, in the future, there can be no assurance that we or the Bank will not have similar liquidity concerns. If this were to happen, we will pursue strategic alternatives, which could cause our stockholders to lose all or substantially all of their investment in us. The pursuit of strategic alternatives may also involve significant expenses and management time and attention.

If our investment in the common stock of the FHLB of Chicago is other than temporarily impaired, our financial condition and results of operations could be materially impaired.

The Bank owns common stock of the FHLB of Chicago. The common stock is held to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB of Chicago’s advance program. The aggregate cost and fair value of our FHLB of Chicago common stock as of September 30, 2013 was $25.6 million, based on its par value. There is no market for the FHLB of Chicago common stock and, while redemptions may be requested, they are at the discretion of the FHLB of Chicago.

The Bank evaluates the FHLB of Chicago stock for impairment on a regular basis. The determination of whether FHLB of Chicago stock is impaired depends on a number of factors and is based on an assessment of the ultimate recoverability of cost rather than changes in the book value of the shares. If our investment in the common stock of the FHLB of Chicago were to become other than temporarily impaired, our financial condition and results of operations could be materially affected.

Maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services.

Our success depends, in part, on the ability to adapt products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. This can reduce net interest income and non-interest income from fee-based products and services. In addition, the widespread adoption of new technologies could require us to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. We may not be successful in introducing new products and services in response to industry trends or development in technology or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases.

Continued deterioration in the real estate markets or other segments of our loan portfolio could lead to additional losses, which could have a material negative effect on our financial condition and results of operations.

The commercial and residential real estate markets continue to experience a variety of difficulties. Continued declines in real estate values reduce the customer’s borrowing power and the value of the collateral securing the loan. Continued increases in delinquency levels or declines in real estate values, which cause our borrowers’ loan-to-value ratios to increase, could result in additional charge-offs and provisions for credit losses. This could have a material negative effect on our business and results of operations.

While we attempt to manage the risk from changes in market interest rates, interest rate risk management techniques are not exact. In addition, we may not be able to economically hedge our interest rate risk. A rapid or substantial increase or decrease in interest rates could adversely affect our net interest income and results of operations.

Our earnings and cash flows depend to a great extent upon the level of our net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors, including the volume of earning assets, the general level of interest rates, the dynamics of changes in interest rates and the level of nonperforming loans. The cost of funds varies with the amount of funds required to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital.

Different types of assets and liabilities are impacted differently, and at different times, by changes in market interest rates. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. When interest bearing liabilities mature or reprice more quickly than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly than interest bearing liabilities, falling interest rates could reduce net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, recession, unemployment, money supply, domestic and international events, changes in the United States and other financial markets and policies of various governmental and regulatory agencies, particularly the Federal Reserve. Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, credit spreads, relationships between interest sensitive instruments and key driver rates, balance sheet growth, client loan and deposit preferences and the timing of changes in these variables. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest earning assets, loan origination volume, loan and mortgage-backed securities portfolios, and our overall results.

We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest bearing liabilities. Interest rate risk management techniques, however, are not precise, and we may not be able to successfully manage our interest rate risk. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations.

Since we engage in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, we may be subject to the increased costs and risks associated with the ownership of real property, which could have an adverse effect on our business and results of operations.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans, in which case, we are exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including:

•	general or local economic conditions;

•	environmental cleanup liabilities;

•	neighborhood values;

•	interest rates;

•	real estate tax rates;

•	operating expenses of the mortgaged properties;

•	supply of and demand for rental units or properties;

•	ability to obtain and maintain adequate occupancy of the properties;

•	zoning laws;

•	governmental rules, regulations and fiscal policies; and

•	extreme weather conditions or other natural or man-made disasters.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may also adversely affect our operating expenses.

An interruption in or breach in security of our information systems may result in a loss of customer business.

We rely heavily on communications and information systems to conduct our business. Any failure or interruptions or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing, or loan origination systems. The occurrence of any failures, interruptions or security breaches of information systems used to process customer transactions could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations and cash flows.

Additionally, we outsource portions of our data processing to third parties. If our third party provider encounters difficulties or if we have difficulty in communicating with such third party, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations. Furthermore, breaches of such third party’s technology may also cause reimbursable loss to our consumer and business customers, through no fault of our own.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our regional concentration makes us particularly at risk for changes in economic conditions in our primary market.

Our business is primarily located in Wisconsin. Due to our lack of geographic diversification, we are particularly vulnerable to adverse changes in economic conditions in Wisconsin, and the Midwest more generally. The economic conditions in Wisconsin and the Midwest affect our business, financial condition, results of operations, and future prospects, where adverse economic developments, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of our loans and loan servicing portfolio. Any regional or local economic downturn that affects Wisconsin and the Midwest or existing or prospective borrowers or property values in such areas may affect us and our profitability more significantly and more adversely than our competitors whose operations are less geographically concentrated.

Our asset valuations include observable inputs and may include methodologies, estimations and assumptions that are subject to differing interpretations and could result in changes to asset valuations that may materially adversely affect our results of operations or financial condition.

We use estimates, assumptions and judgments when financial assets and liabilities are measured and reported at fair value. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party sources, when available. When such third-party information is not available, we estimate fair value primarily by using cash flows and other financial modeling techniques utilizing assumptions such as credit quality, liquidity, interest rates and other relevant inputs. Changes in underlying inputs, factors, assumptions or estimates in any of the areas underlying our estimates could materially impact our future financial condition and results of operations.

During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be more difficult to value certain of our assets if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to changes in the current financial environment. In such cases, certain asset valuations may require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation. Further, rapidly changing and unprecedented credit and equity market conditions and interest rates could materially impact the valuation of assets as reported within our consolidated financial statements, and the period-to-period changes in value could vary significantly.

We may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could harm our liquidity, results of operations and financial condition.

When we sell mortgage loans we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Our whole loan sale agreements require us to repurchase or substitute mortgage loans in the event we breach any of these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of borrower fraud. While we have taken steps to enhance our underwriting policies and procedures, there can be no assurance that these steps will be effective or reduce risk associated with loans sold in the past. In addition, a reserve for repurchase of sold loans was established in September 2012 to absorb estimated losses. Historically, the volume of repurchases has been insignificant; however, the volume of repurchases may rise from time to time, such as the slight increase in the fiscal year ending March 31, 2013 when compared to prior years. If the level of repurchase and indemnity activity becomes material, our liquidity, results of operations and financial condition will be adversely affected.

Certain provisions in our Amended Charter limit our likelihood of being acquired in a manner not approved by the Board.

In connection with the Plan of Reorganization, on September 25, 2013, we adopted the Amended Charter. In order to protect certain tax attributes of the Company and its subsidiaries following our emergence from bankruptcy, the Amended Charter imposes certain restrictions on the transfer of our common stock (the “Tax Attribute Preservation Provision”). No such provisions were included in the Amended Charter prior to the effectiveness of the Plan of Reorganization.

Until the Expiration Date, unless approved by the Board in accordance with the procedures set forth in the Amended Charter and subject to certain exceptions for permitted transfers, any attempted transfer of our common stock is prohibited and void ab initio to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), either (i) any person or group of persons will own 4.95% or more of the Company or (ii) the ownership interest in the Company of any of our existing 5% Stockholders will be increased. The Expiration Date may be extended in the Board’s discretion until the sixth anniversary of the Effective Date in order to protect the tax attributes of the Company.

The existence of the Tax Attribute Preservation Provision may make it more difficult, delay, discourage, prevent or make it more costly to acquire us or effect a change-in-control that is not approved by the Board. This, in turn, could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

We may suffer substantial losses due to our agreements to indemnify the Investors and the Secondary Investors against a broad range of potential claims.

In connection with the Investor SPAs and the Secondary SPAs, we agreed to indemnify the Investors and the Secondary Investors, respectively, for a broad range of claims, including any inaccuracies or breaches of our representations and warranties in the Investor SPAs or the Secondary SPAs, as applicable, entered into in connection with the Plan of Reorganization and any losses arising out of or resulting from any legal, administrative or other proceedings arising out of the transactions contemplated by such Investor SPAs or the Secondary SPAs, as applicable, and the terms of the securities offered thereby. While these indemnities are capped at the purchase price applicable to each Investor under their respective Investor SPA, if all or some claims were successfully brought against us, it could potentially result in significant losses for us.

We offer third-party products including mutual funds, annuities, life insurance, individual securities and other wealth management services which could experience significant declines in value subjecting us to reputational damage and litigation risk.

We offer third-party products including mutual funds, annuities, life insurance, individual securities and other wealth management products and services. If these products do not generate competitive risk-adjusted returns that satisfy clients in a variety of asset classes, we will have difficulty maintaining existing business and attracting new business. Additionally, our investment services business involves the risk that clients or others may sue us, claiming that we have failed to perform under a contract or otherwise failed to carry out a duty owed to them. Our investment services businesses are particularly subject to this risk and this risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, or when clients or investors are experiencing losses. Significant declines in the performance of these third-party products could subject us to reputational damage and litigation risk.

Significant legal actions could subject us to substantial uninsured liabilities.

We are from time to time subject to claims related to our businesses. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary damages or penalties and significant defense costs. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. We may be exposed to substantial uninsured liabilities, which could adversely affect our results of operations and financial condition. See “Description of Business — Legal Proceedings” and “— Risks Related to Recent Market, Legislative and Regulatory Events — We remain subject to the C&D Orders and the Prompt Corrective Action Directive and cannot predict when or if these actions may be lifted.”

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, cash flows, liquidity and results of operations could be materially and adversely affected.

Risks Related to Our Industry

Our business may be adversely affected by the slow economic recovery, current conditions in the financial markets, the real estate market and economic conditions generally.

The slow economic recovery has continued to result in decreased lending by some financial institutions to their customers and to each other. This has continued to result in a lack of customer confidence, increased market volatility and a widespread reduction in general business activity. Competition among financial institutions for deposits and loans continues to be high, and access to deposits or borrowed funds remains lower than average.

The soundness of other financial institutions could negatively affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Competition in the financial services industry is intense and could result in losing business or reducing margins.

We operate in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, and continued consolidation. We face aggressive competition from other domestic and foreign lending institutions and from numerous other providers of financial services, some of whom are better funded than us, have a more visible market presence than we do and are significantly larger than us. The ability of non-banking financial institutions to provide services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures.

Securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. This may significantly change the competitive environment in which we conduct business. Some of our competitors have greater financial resources and/or face fewer regulatory constraints. As a result of these various sources of competition, we could lose business to competitors or be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect our profitability.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition, results of operations and cash flows.

Risks Related to Recent Market, Legislative and Regulatory Events

We remain subject to the C&D Orders and the Prompt Corrective Action Directive and cannot predict when or if these actions may be lifted.

The Company and the Bank consented to the issuance of the C&D Orders on June 26, 2009, and the Bank received the Prompt Corrective Action Directive (the “PCA Directive”) on August 31, 2010. These enforcement actions remain in place and require, among other things:

•	the Bank to comply with heightened capital requirements and a capital restoration plan;

•	the Bank to prepare and comply with a revised business plan that includes, for example, strategies for capital enhancement and an emphasis on reducing classified assets;

•	any proposed material deviations from or changes to the business plan to be submitted for the prior, written approval of the OCC;

•	the Bank and the Company to comply with the prior notification requirements for changes in directors and senior executive officers;

•	the Bank and the Company to generally be prohibited from declaring or paying dividends or making any other capital distributions without receiving the prior written approval of the OCC;

•	restrictions on the Bank’s ability to accept, renew or roll over any brokered deposit or act as a deposit broker;

•	restrictions on the ability of the Bank or Company to make any golden parachute payment or any prohibited indemnification payment as those terms are defined in applicable regulations; and

•	restrictions on the ability of the Company to incur, issue, renew, or rollover any debt, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written approval from the OCC.

As noted, the C&D Orders require the Bank to adhere to a written business plan that has received non-objection from our regulators and to obtain prior written approval of the OCC for any deviations from that plan. Failure to obtain such prior written approval may limit or delay our ability to offer new products or services, expand, or otherwise achieve our business objectives.

Compliance with these enforcement actions requires management attention and incurs costs, and failure to comply with these enforcement actions may lead to additional regulatory action. We cannot predict when or if these enforcement actions may be lifted.

We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows.

Our ability to generate revenues through mortgage loan sales to institutional investors in the form of mortgage-backed securities depends to a significant degree on programs administered by Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of mortgage-backed securities in the secondary market. These entities play a powerful role in the residential mortgage industry, and we have significant business relationships with them. Our status as a Fannie Mae and Freddie Mac approved seller/servicer is subject to compliance with each entity’s respective selling and servicing guides.

During the fiscal year ended March 31, 2013 and the six months ended September 30, 2013, 92% and 89%, respectively, of our mortgage loan sales were sold to, or were sold pursuant to programs sponsored by, Fannie Mae or Freddie Mac. We also derive other material financial benefits from our relationships with Fannie Mae and Freddie Mac, including the assumption of credit risk by these entities on loans included in mortgage-backed securities in exchange for our payment of guarantee fees and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures. Any discontinuation of, or significant reduction or material change in, the operation of these entities or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of these entities would likely prevent us from originating and selling most, if not all, of our mortgage loan originations.

In addition, we service loans on behalf of Fannie Mae and Freddie Mac, as well as loans that have been securitized pursuant to securitization programs sponsored by Fannie Mae and Freddie Mac in connection with the issuance of agency guaranteed mortgage-backed securities and a majority of our mortgage servicing rights (“MSR”) relate to these servicing activities. These entities establish the base service fee in which to compensate us for servicing loans. In January 2011, the Federal Housing Finance Agency directed Fannie Mae and Freddie Mac to develop a joint initiative to consider alternatives for future mortgage servicing structures and compensation. Under this proposal, the government-sponsored entities (“GSE”) are considering potential structures in which the minimum service fee would be reduced or eliminated altogether. The GSEs are also considering different pricing options for non-performing loans to better align servicer incentives with mortgage-backed securities investors and provide the loan guarantor the ability to transfer non-performing servicing. These proposals, if adopted, could result in changes that impact the entire mortgage industry, possibly reducing capital requirements and increasing competition by lowering barriers to entry on mortgage originations and increasing the concentration of performing loans with larger servicers.

The potential changes to the government-sponsored mortgage programs, and related servicing compensation structures, could require us to fundamentally change our business model in order to effectively compete in the market. Our inability to make the necessary changes to respond to these changing market conditions or loss of our approved seller/servicer status with any of these entities, would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, may adversely affect us.

As a savings and loan holding company and a federal savings association, we and the Bank are subject to extensive regulation, supervision, and legal requirements that govern almost all aspects of our operations. Intended to protect customers, depositors, the deposit insurance fund (“DIF”), and the overall financial stability of the United States, these laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividends or distributions that the Bank can pay to us, restrict the ability of institutions to guarantee our debt, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than generally accepted accounting principles. Congress and state legislatures and federal and state regulatory agencies continually review banking laws, regulations, and policies for possible changes. Changes to statutes, regulations, or regulatory policies, including interpretation or implementation of statutes, regulations, or policies, could affect us adversely, including limiting the types of financial services and products we may offer and/or increasing the ability of non-banks to offer competing financial services and products. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business and financial condition.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations may adversely affect us.

Federal banking agencies, including the OCC and Federal Reserve, periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we or the Bank or its management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our or the Bank’s capital, to restrict our growth, to assess civil monetary penalties against us, our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance. Currently, we are subject to the C&D Orders. The C&D Orders, and any other such regulatory actions we may become subject to in the future, could negatively impact our business, results of operations and reputation.

Regulatory requirements may affect our ability to attract and retain management and directors.

We are currently required to obtain written non-objection of the OCC and/or the Board of Governors of the Federal Reserve System (the “Federal Reserve”) prior to hiring any new senior executive officer or naming a new director. We are also currently prohibited from paying, or agreeing to pay, certain post-termination benefits to our management and other institution-affiliated parties without prior regulatory approval.

Chris M. Bauer, in addition to being the Chief Executive Officer and a Director of each of the Company and the Bank, is a member of the boards of directors of The Auto Club Group and Auto Club Insurance Association (collectively, “Auto Club”). Auto Club, based in Dearborn, Michigan, operates certain insurance and automobile membership organizations in the mid-west region as part of the American Automobile Association, Inc. Mr. Bauer’s dual service with us and Auto Club is permitted by a Federal Reserve exemption under the Depository Institution Management Interlocks Act, which exemption expires on October 21, 2015. If the Federal Reserve does not further extend this exemption, then Mr. Bauer will no longer be permitted to serve simultaneously with both us and Auto Club.

There can be no assurance that we will be able to obtain the written approvals described above in a timely manner, if at all. These regulatory requirements may adversely affect our ability to attract and retain management and directors.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material effect on our operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) was signed into law on July 21, 2010. The Dodd-Frank Act made a number of significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on our business were:

•	changes to the thrift supervisory structure;

•	changes to regulatory capital requirements;

•	creation of new government regulatory agencies;

•	limitation on federal preemption;

•	changes in insured depository institution regulations; and

•	mortgage loan origination and risk retention.

There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and the full extent of the impact of the requirements on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations may negatively impact our results of operations and financial condition. For a more detailed description of the Dodd-Frank Act, see “Description of Business—Regulation and Supervision—The Dodd-Frank Act.”

New activities and expansion plans may require regulatory approvals, and failure to obtain them may restrict our growth.

We must generally receive federal regulatory approval before we can acquire an institution or business, or engage in certain activities. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on the competition, our financial condition, and our future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience, and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act (the “CRA”)), the effectiveness of the acquiring institution in combating money laundering activities, and the existence of any outstanding enforcement actions (such as the C&D Orders and PCA Directive). Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. The failure to obtain required regulatory approvals may impact our business plans and restrict our growth.

Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements, and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, U.S. Drug Enforcement Administration, and Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control. In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to the development of our anti-money laundering program, adopting enhanced policies and procedures and implementing a robust automated anti-money laundering software solution. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plans.

We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity, and restrictions on expansion activity. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

The FDIC’s restoration plan and the related increased assessment rate could adversely affect our earnings.

Market developments have significantly depleted the Deposit Insurance Fund (the “DIF”) of the FDIC and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, the FDIC has increased the deposit insurance assessment rates and thus raised deposit premiums for insured depository institutions. If these increases are insufficient for the DIF to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums may materially adversely affect results of operations.

We may be subject to more stringent capital requirements.

As noted above, the Dodd-Frank Act would require the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank and savings and loan holding companies. In July 2013, the federal banking agencies published final rules (the “Basel III Capital Rules”) that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to implement, in part, agreements reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules will apply to banking organizations, including the Company and the Bank.

Among other things, the Basel III Capital Rules: (i) introduce a new capital measure entitled “Common Equity Tier 1” (“CET1”); (ii) specify that tier 1 capital consist of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions or adjustments from capital as compared to the existing regulations. The Basel III Capital Rules also provide a permanent exemption from the proposed phase out of existing trust preferred securities and cumulative perpetual preferred stock from regulatory capital for banking organizations with less than $15 billion in total consolidated assets as of December 31, 2009.

The Basel III Capital Rules provide for the following minimum capital to risk-weighted assets ratios:

•	4.5% based upon CET1;

•	6.0% based upon tier 1 capital; and

•	8.0% based upon total regulatory capital.

A minimum leverage ratio (tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules. The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of

2.5% above these required minimum capital ratio levels. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers.

Finally, the Basel III Capital Rules amend the thresholds under the “prompt corrective action” framework enforced with respect to the Bank by the OCC to reflect both (i) the generally heightened requirements for regulatory capital ratios as well as (ii) the introduction of the CET1 capital measure.

As a result of the enactment of the Basel III Capital Rules, the Company will formally become subject to regulatory capital requirements, and the Bank could be subject to increased required capital levels. The Basel III Capital Rules become effective as applied to the Company and the Bank on January 1, 2015, with a phase in period that generally extends from January 1, 2015 through January 1, 2019.

The fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on our earnings.

The Federal Reserve regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. The resultant changes in interest rates can also materially decrease the value of certain financial assets we hold, such as debt securities. Its policies can also adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies are beyond our control and difficult to predict. In 2014, a new chairman of the Federal Reserve will be appointed, we cannot assure you if the new chairman will pursue different policies. Consequently, the impact of these changes in policies on our activities and results of operations is difficult to predict.

Risks Related to this Offering

An active, liquid and orderly trading market for our common stock may not develop, our stock price may be volatile, and you may be unable to sell your shares at or above the offering price you paid.

There is no public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our common stock will be determined by negotiations between us, the selling stockholders and the underwriter and may not be indicative of prices that will prevail in the trading market after the offering closes. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our industry, products or services;

•	additions or departures of key personnel;

•	the failure of securities analysts to cover our common stock after this offering;

•	actual or anticipated changes in expectations regarding our performance by investors or securities analysts;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	our ability to protect our intellectual property and other proprietary rights;

•	sales of our common stock by us or our stockholders;

•	the expiration of contractual lock-up agreements;

•	litigation involving us, our industry or both;

•	the impact of changes in the economic environment;

•	the impact of changes in the political environment;

•	activities by our competitors;

•	major catastrophic events; and

•	general economic and market conditions and trends.

Further, the stock markets have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many savings and loan holdings companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

As a result of the Plan of Reorganization, a limited number of stockholders are substantial holders of the shares of our common stock.

As a result of the Private Placements pursuant to the Plan of Reorganization, as of September 30, 2013, certain Investors own up to 9.9% of our common stock and certain other Investors own up to 4.9% of our common stock. Having a large portion of our shares of common stock held by a relatively small number of stockholders could result in a material impact on the trading volume and price per share of our common stock if any of these stockholders decide to sell a significant portion of their holdings. As a result, a small number of holders of our common stock are able to exercise significant influence over matters requiring shareholder approval. As of December 18, 2013, we had 56 holders of record of our common stock.

The Investor SPAs and the Secondary SPAs grant the Investors and the Secondary Investors, respectively, certain preemptive rights and approval rights which could impede our ability to raise additional equity capital.

Under the Investor SPAs and the Secondary SPAs, in certain instances, the Investors and the Secondary Investors, respectively, have preemptive rights to purchase equity securities we may offer in non-SEC registered capital raising transactions. These rights may adversely affect our ability to raise additional equity capital on favorable terms. If management determines we need to raise additional equity capital for our business, our inability to do so on favorable terms may have a material adverse effect on our business, financial condition and results of operations and, as a result, a material adverse effect on our ability to satisfy our debt obligations. See “Description of the Common Stock—Preemptive Rights; Redemption and Assessment.”

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have              outstanding shares of common stock based upon 9,050,000 shares outstanding as of September 30, 2013 (as adjusted to give effect to the Reverse Stock Split as though the Reverse Stock Split occurred on September 30, 2013) and assuming no exercise of the underwriter’s over-allotment option. The 300,000 shares of our common stock held by the Secondary Investors are freely tradable as they were issued pursuant to Section 1145(a) of the Bankruptcy Code. The              shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

•	shares are currently freely tradable (i.e. shares saleable under Rule 144 that are not subject to a lock-up and shares held by the Secondary Investors and the 4.9% Investors); and

•	shares will become eligible for sale, subject to the provisions of Rule 144, upon the expiration of agreements not to sell such shares entered into between the underwriter and such stockholders beginning 180 days after the date of this prospectus, subject to extension in certain circumstances.

We, our executive officers and directors, the selling stockholders and certain other persons, have agreed that we and they will not, without the prior written consent of the underwriter, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain limited exceptions and extensions described in the section entitled “Underwriting.” The 9.9% Investors have certain registration rights and are subject to lock-up provisions in their respective Investor SPAs. The 4.9% Investors and the Secondary Investors have registration rights, but they are not subject to any lock-up agreements. See “Description of the Common Stock.”

The underwriter may, in its sole discretion and at any time, release all or any portion of the securities subject to lock-up agreement.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

If you purchase shares of our common stock in this offering, you will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share based on an assumed initial public offering price of $         per share, the mid-point of the price range on the cover of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock. See “Dilution.”

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock to realize a return on their investment.

We have not paid dividends on our common stock since December 31, 2008. Under the C&D Orders, we are generally prohibited from declaring or paying dividends or making any other capital distributions without receiving the prior written approval of the Federal Reserve. Additionally, all dividends are declared and paid at the discretion of the Board and are dependent upon our liquidity, financial condition, results of operations, capital requirements and such other factors as the Board may deem relevant.

Further, we do not intend to resume paying cash dividends if the C&D Orders are lifted or amended and there is no assurance that we will resume paying cash dividends in the foreseeable future. Our ability to pay dividends might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends to receive a return on your investment. See “Dividend Policy.”

“Anti-takeover” provisions and the regulations to which we are subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our stockholders.

Anti-takeover provisions in Delaware law and our Amended Charter and bylaws (the “Amended Bylaws”), as well as regulatory approvals that would be required under federal law, could make it more difficult for a third-party to take control of us and may prevent stockholders from receiving a premium for their shares of our common stock. These provisions could adversely affect the market price of our common stock and could reduce the amount that stockholders might get if we are sold.

Our Amended Charter provides for, among other things:

•	advance notice for nomination of directors and other stockholder proposals;

•	limitations on the ability of stockholders to call a special meeting of stockholders;

•	the approval by a super-majority of outstanding shares to amend certain provisions of the Amended Bylaws and the certificate of incorporation; and

•	the Tax Attribute Preservation Provision.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See “Description of the Common Stock—Anti-Takeover Considerations and Special Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law.” We believe that these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. However, these provisions apply even if the offer may be determined to be beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interest of our stockholders.

Furthermore, banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Federal Savings and Loan Holding Company Act, the Bank Holding Company Act of 1956 and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to business plans or strategies, projected or anticipated benefits from strategic transactions made by or to be made by us, projections involving anticipated revenues, earnings, liquidity, profitability or other aspects of operating results or other future developments in our affairs or the industry in which we conduct business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “project,” “continue,” “ongoing,” “expect,” “intend,” “plan,” “estimate” or similar expressions.

Although we believe that the anticipated results or other expectations reflected in our forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Forward-looking statements involve risks, uncertainties and assumptions, some of which are beyond our control, and as a result actual results may differ materially from those expressed in forward-looking statements due to several factors more fully described in “Risk Factors,” as well as elsewhere in this prospectus. Factors that could cause actual results to differ from forward-looking statements include, but are not limited to, the following, as well as those discussed elsewhere herein:

•	our ability to successfully transform our business and implement our new business strategy;

•	our ability to fully realize our deferred tax asset;

•	changes in the quality or composition of our loan and investment portfolios, OREO values and ALLL;

•	impact of potential impairment of other intangibles in a challenging economy;

•	our ability to pay dividends;

•	our ability to address our liquidity needs;

•	deterioration in commercial real estate, land and construction loan portfolios resulting in increased loan losses;

•	our ability to recruit and retain key employees;

•	uncertainties about market interest rates;

•	demand for financial services, loss of customer confidence, and customer deposit account withdrawals;

•	competitive pressures could intensify and affect our profitability, including as a result of continued industry consolidation, the increased availability of financial services from non-banks, technological developments or bank regulatory reform;

•	security breaches of our information systems;

•	changes in the conditions of the securities markets, which could adversely affect, among other things, the value or credit quality of our assets, the availability and terms of funding necessary to meet our liquidity needs and our ability to originate loans;

•	soundness of other financial institutions with which we and the Bank engage in transactions;

•	the performance of third party investment products we offer;

•	environmental liability for properties to which we take title;

•	on-going impact of the Recapitalization;

•	the effects of any changes to the servicing compensation structure for mortgage servicers pursuant to the programs of government sponsored-entities;

•	changes in accounting principles, policies or guidelines;

•	dilution of existing stockholders as a result of possible future capital raising transactions;

•	uncertainties relating to the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, the Dodd-Frank Act, the implementation by the U.S. Department of the Treasury and federal banking regulators of a number of programs to address capital and liquidity issues in the banking system and additional programs that will apply to us in the future, all of which may have significant effects on us and the financial services industry; and

•	other risk factors included under “Risk Factors” in this prospectus.

You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them in light of new information or future events, except to the extent required by federal securities laws.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million (or approximately $         million if the underwriter exercises its option in full to purchase additional shares), assuming on an initial public offering price of $         per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds we receive from this offering (including any additional proceeds we receive if the underwriter exercises its option in full to purchase additional shares) for general corporate purposes. We will have broad discretion over the uses of the net proceeds in this offering, and, as of the date of this prospectus, we have not allocated the net proceeds to particular uses.

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $         million, assuming that the number of shares of common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The information above is for illustrative purposes only and is subject to the actual offering price and the actual number of shares issued at pricing.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and debt and capitalization as of September 30, 2013:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

This table should be read in conjunction with “Selected Historical Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents(2)	$152,528	$

Total debt	$19,748	$
Stockholders’ equity:
Preferred stock, $0.01 par value, 100,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	0
Common stock, $0.01 par value per share: 11,900,000 shares authorized, 9,050,000 shares issued and outstanding, actual: 11,900,000 shares authorized, shares issued and outstanding, as adjusted(3)	91
Additional paid-in capital	188,350
Retained earnings	16,605
Accumulated other comprehensive income (loss) related to AFS securities(4)	(3,868)
Accumulated other comprehensive loss related to OTTI securities—non credit factors(5)	(141)

Total accumulated other comprehensive income (loss)	(4,009)
Total stockholders’ equity	$201,037	$

Total capitalization	$220,785	$

Capital ratios:
Tangible common equity to tangible assets(6)	9.18%		%
Tier 1 common capital to total risk weighted assets(7)	14.99
Tier 1 risk-based capital(7)	14.99
Total risk-based capital(7)	16.30
Tier 1 leverage(7)	9.06

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the mid-point of the price range on the cover of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital and total capitalization by approximately $ million, assuming the number of shares we offer, as stated on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
(2)	Includes $4.3 million of cash and cash equivalents held directly by the Company as of September 30, 2013. All remaining cash and cash equivalents were held through the Company’s subsidiaries.
(3)	Common stock outstanding as of September 30, 2013 has been adjusted to give effect to the Reverse Stock Split as though the Reverse Stock Split occurred on September 30, 2013.
(4)	“AFS securities” means available-for-sale securities.

(5)	“OTTI securities” means other than temporary impairment securities.
(6)	Tangible common equity to tangible assets ratio is a non-GAAP financial measure. Tangible common equity is computed as total stockholders’ equity, excluding preferred stock, less intangible assets, and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total stockholders’ equity to assets. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, please refer to the section titled “Prospectus Summary—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures.”
(7)	Bank-only capital ratios.

DILUTION

If you invest in the shares of our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2013 was $         million, or $         per share of common stock based on the              shares issued and outstanding as of that date. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to our sale of our common stock in this offering at the assumed initial public offering price of $         per share, the mid-point of the price range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value as of September 30, 2013 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2013	$
Increase in actual net tangible book value per share attributable to this offering

Pro forma net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $         per share, the mid-point of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses as of September 30, 2013 on a pro forma basis.

	Shares Purchased			Total Consideration (in thousands)			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%			%	$
New Investors							$
Total			%			%

If the underwriter exercises its over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to             , or approximately     % of the total number of shares of our common stock outstanding after this offering.

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to             , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to             , or approximately     % of the total shares of common stock outstanding after this offering.

DIVIDEND POLICY

Our business is subject to extensive regulation and supervision under federal banking laws and other federal and state laws and regulations. In general, these laws and regulations are intended for the protection of depositors, the deposit insurance funds administered by the FDIC, and the banking system as a whole, and not for the protection of stockholders or creditors of insured institutions.

The Company

We are a legal entity separate and distinct from the Bank. We depend on the payment of dividends from our subsidiaries for our cash flow. As noted below, the payment of dividends by the Bank is subject to various regulatory requirements, including a minimum of 30 days’ advance notice to the OCC of any proposed dividend. The Bank is currently precluded from paying dividends without the prior written approval of the OCC under the C&D Orders and we are currently precluded from paying dividends on our common or preferred stock under provisions of the C&D Orders. We have not paid dividends on our common stock since December 31, 2008 and do not intend to pay dividends for the foreseeable future, even if the C&D Orders are lifted or amended. If the C&D Orders are lifted or amended, the distribution of dividends will be at the discretion of the Board, will be subject to compliance with applicable laws and may be restricted by agreements to which the Company is a party, including any financing arrangements, at the time a Board determination is made.

The Bank

The Bank is a federal savings bank organized under the laws of the United States and subject to regulation and examination by the OCC. The OCC regulates all areas of the Bank’s banking operations, including investments, reserves, lending, mergers, payment of dividends, interest rates, transactions with affiliates (including the Company), establishment of branches and other aspects of the Bank’s operations. The Bank is subject to regular examinations by the OCC and is assessed amounts to cover the costs of such examinations. In addition, because the Bank’s deposits are insured to the maximum extent permitted by law by the FDIC, the Bank is also regulated by the FDIC.

Current federal law prohibits, except under certain circumstances and with prior regulatory approval, an insured depository institution from paying dividends or making any other capital distribution if, after making the payment or distribution, the institution would be considered “undercapitalized,” as that term is defined in applicable regulations.

Regulatory Limits on Dividends and Distributions

OCC and Federal Reserve regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. Under applicable regulations, a savings institution must file an application for approval of the capital distribution if:

•	the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years;

•	the institution would not be at least adequately capitalized under the PCA guidelines following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition; or

•	the institution is not eligible for expedited treatment of its filings with the OCC.

If an application is not required to be filed, savings institutions such as the Bank which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OCC and Federal Reserve at least 30 days before the board of directors declares a dividend or approves a capital distribution.

An institution that either before or after a proposed capital distribution fails to meet its then applicable minimum capital requirement or that has been notified that it needs more than normal supervision may not make any capital distributions without the prior written approval of the OCC. In addition, the OCC may prohibit a proposed capital distribution, which would otherwise be permitted by OCC regulations, if the OCC determines that such distribution would constitute an unsafe or unsound practice.

The FDIC prohibits an insured depository institution from paying dividends on its capital stock or interest on its capital notes or debentures (if such interest is required to be paid only out of net profits) or distributing any of its capital assets while it remains in default in the payment of any assessment due the FDIC. The Bank is currently not in default in any assessment payment to the FDIC.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

The following tables present our selected historical consolidated financial information. The consolidated statement of operations and comprehensive income (loss) data and condensed statement of cash flows data for the years ended March 31, 2013, 2012 and 2011 and the consolidated balance sheet data as of March 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in this prospectus. The consolidated statement of operations and comprehensive income (loss) data and condensed statement of cash flows data for the years ended March 31, 2010 and 2009 and the consolidated balance sheet data as of March 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements not included in this prospectus. The unaudited consolidated statement of operations and comprehensive income (loss) data and condensed statement of cash flows data for the six months ended September 30, 2013 and 2012 and balance sheet data as of September 30, 2013 have been derived from our unaudited condensed consolidated financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein. Results for interim periods are not indicative of results to be expected for any interim period or for a full year. As a result of the Recapitalization, operating results in prior periods are not indicative of results to be expected for any other period.

On December 18, 2013, the Board approved the change of our fiscal year end from March 31 to December 31, beginning with December 31, 2013. References to any of our previous fiscal years mean the fiscal years ending on March 31. In the future, we intend to file with the SEC a transition report on Form 10-K/T covering the fiscal period beginning on April 1, 2013 through December 31, 2013, and annual reports on Form 10-K covering fiscal years ending December 31 thereafter.

The selected historical consolidated financial information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and accompanying notes included in this prospectus.

Consolidated Statement of Operations Data:

	Six Months Ended September 30,		Year Ended March 31,(1)
	2013	2012	2013	2012	2011	2010	2009
	(In thousands, except per share data)
Interest income
Loans	$38,997	$49,602	$93,335	$116,929	$150,692	$195,594	$241,113
Investment securities and Federal Home Loan Bank stock	2,785	3,084	5,912	9,738	15,249	20,443	18,615
Interest-earning deposits	253	350	635	586	526	1,045	534

Total interest income	42,035	53,036	99,882	127,253	166,467	217,082	260,262
Interest expense
Deposits	2,878	6,547	10,324	24,962	48,626	87,251	94,857
Other borrowed funds	9,928	14,031	27,075	30,367	32,757	44,872	40,615

Total interest expense	12,806	20,578	37,399	55,329	81,383	132,123	135,472

Net interest income	29,229	32,458	62,483	71,924	85,084	84,959	124,790
Provision for loan losses	275	2,225	7,733	33,887	50,325	161,926	205,719

Net interest income (loss) after provision for loan losses	28,954	30,233	54,750	38,037	34,759	(76,967)	(80,929)
Non-interest income
Net impairment losses recognized in earnings	0	(210)	(408)	(568)	(440)	(1,084)	(805)
Loan servicing income (loss), net of amortization	701	(996)	(1,892)	(789)	2,128	3,829	4,741
Service charges on deposits	5,247	5,375	10,435	10,589	11,463	15,433	15,487
Investment and insurance commissions	1,956	1,990	3,894	3,808	3,448	3,451	3,933
Net gain on sale of loans	4,358	13,012	23,195	17,680	17,925	18,584	10,681
Net gain (loss) on sale and call of investment securities	—	73	(247)	6,579	8,661	11,095	(3,298)
Net gain on sale of OREO	2,142	4,772	6,876	6,118	3,640	632	514
Net gain on sale of branches	—	—	—	—	7,350	—	—
Extinguishment of debt	134,514	—	—	—	—	—	—
Other income	2,613	2,538	4,048	5,844	5,085	5,445	15,356

Total non-interest income	151,531	26,554	45,901	49,261	59,260	57,385	46,609
Non-interest expense
Compensation and benefits	$21,857	$20,506	$40,736	$41,262	$41,485	$53,042	$56,472
Occupancy	4,689	3,762	8,133	7,946	8,541	10,256	10,370
Furniture and equipment	1,752	2,858	4,563	5,665	6,198	7,950	8,431
Federal deposit insurance premiums	2,608	3,125	5,921	7,189	11,402	18,630	3,907
Data processing	2,684	3,024	6,223	6,259	6,540	7,178	7,327
Communications	1,033	972	1,840	2,081	2,389	2,576	3,279
Marketing	1,244	613	1,345	1,466	1,491	2,282	3,026
OREO expense, net	7,503	15,122	37,571	28,684	30,926	26,082	13,515
Investor loss reimbursement	594	491	4,530	157	—	4,677	—
Mortgage servicing rights impairment (recovery)	(1,724)	3,357	(403)	2,410	(97)	(1,905)	2,407
Provision for unfunded loan commitments	2,708	1,410	1,392	(309)	873	—	—
Legal services	2,318	3,013	5,256	5,024	8,040	5,137	2,225
Other professional fees	1,373	1,208	2,346	3,669	5,294	4,995	638
Insurance	2,149	791	1,656	1,478	1,126	1,042	673
Debt prepayment penalty	16,149	—	3,549	—	—	—	—
Reorganization costs	1,866	—	—	—	—	—	—
Other expense(2)	3,804	5,236	10,346	11,045	10,825	16,890	114,175

Total non-interest expense	72,607	65,488	135,004	124,026	135,033	158,832	226,445

Income (loss) before income taxes	107,878	(8,701)	(34,353)	(36,728)	(41,014)	(178,414)	(260,765)
Income tax expense (benefit)	9	(191)	(181)	10	164	(1,500)	(30,098)

Net income (loss)	107,869	(8,510)	(34,172)	(36,738)	(41,178)	(176,914)	(230,667)

	Six Months Ended September 30,		Year Ended March 31,(1)
	2013	2012	2013	2012	2011	2010	2009
	(In thousands, except per share data)
Preferred stock dividends in arrears	(2,538)	(3,244)	(6,560)	(6,278)	(5,934)	(5,648)	(925)
Preferred stock discount accretion	(6,167)	(3,716)	(7,412)	(7,413)	(7,412)	(7,411)	(1,247)
Retirement of preferred shares	104,000	—	—	—	—	—	—

Net income (loss) available to common equity	$203,164	$(15,470)	$(48,144)	$(50,429)	$(54,524)	$(189,973)	$(232,839)

Net income (loss)	$107,869	$(8,510)	$(34,172)	$(36,738)	$(41,178)	$(176,914)	$(230,667)
Other comprehensive income (loss), net of tax:
Reclassification adjustment for realized net (gains) losses recognized in Statement of Operations—Net gain (loss) on sale and call of investment securities	—	(73)	247	(6,579)	(8,661)	(11,095)	—
Reclassification adjustments recognized in Statement of Operations—Net impairment losses recognized in earnings:
Net change in unrealized credit related other-than-temporary impairment	(158)	(96)	(310)	194	432	847	—
Credit related other-than-temporary impairment previously recognized on securities paid-off during the period	—	(4)	(4)	—	—	(2,100)	—
Realized credit losses	158	310	722	364	—	—	—
Change in net unrealized gains (losses) on available-for-sale securities	(7,588)	1,884	2,792	26,105	(6,324)	13,286	(8,201)

Total other comprehensive income (loss)	(7,588)	2,021	3,447	20,084	(14,553)	938	(8,201)

Comprehensive income (loss)	$100,281	$(6,489)	$(30,725)	$(16,654)	$(55,731)	$(175,976)	$(238,868)

Income (loss) per common share(3):
Basic	$9.68	$(0.73)	$(2.27)	$(2.37)	$(2.57)	$(8.97)	$(11.05)
Diluted	9.68	(0.73)	(2.27)	(2.37)	(2.57)	(8.97)	(11.05)
Dividends declared per common share	—	—	—	—	—	—	0.29

(1)	Certain items have been reclassified to conform to current period presentation.
(2)	Other expense for the year ended March 31, 2009 includes goodwill impairment of $72,181 and real estate partnership impairment and costs of $19,367.
(3)	On September 27, 2013, all Legacy Common Stock was cancelled and 1,810,000,000 shares of our common stock were issued pursuant to the Plan of Reorganization. On October 2, 2013, as a result of the Reverse Stock Split, 9,050,000 shares of our common stock were outstanding. The calculation of weighted average shares included 21,247,000 shares of Legacy Common Stock outstanding through September 26, 2013 and 9,050,000 shares of common stock outstanding from September 27 through September 30, 2013.

Consolidated Balance Sheet Data:

	September 30, 2013	As of March 31,
		2013	2012	2011	2010	2009
	(In thousands, except share data)
Assets
Cash and due from banks	$36,687	$30,237	$47,119	$34,596	$42,411	$59,654
Interest-earning deposits	115,841	198,299	195,861	72,419	469,751	374,172

Cash and cash equivalents	152,528	228,536	242,980	107,015	512,162	433,826
Investment securities available for sale	292,367	266,787	242,299	523,289	416,203	484,985
Investment securities held to maturity	—	—	20	27	39	50
Loans held for sale	4,571	18,058	39,332	7,538	19,484	161,964
Loans held for investment	1,654,407	1,750,358	2,168,959	2,670,489	3,409,224	4,033,604
Less: ALLL	(71,853)	(79,815)	(111,215)	(150,122)	(179,644)	(137,165)

Loans held for investment, net	1,582,554	1,670,543	2,057,744	2,520,367	3,229,580	3,896,439
OREO, net	65,897	84,342	88,841	90,707	55,436	52,563
Premises and equipment, net	24,061	24,469	25,453	29,127	43,558	48,123
Federal Home Loan Bank stock—at cost	25,630	25,630	35,792	54,829	54,829	54,829
Mortgage servicing rights, net	23,020	21,824	22,156	24,961	23,877	16,013
Accrued interest receivable	8,783	9,563	12,075	16,353	20,158	25,375
Other assets	11,590	17,831	22,760	20,612	40,939	97,943

Total assets	$2,191,001	$2,367,583	$2,789,452	$3,394,825	$4,416,265	$5,272,110

Liabilities and Stockholders’ Equity (Deficit)
Deposits
Non-interest bearing	$250,250	$267,732	$264,700	$240,671	$285,374	$274,392
Interest bearing	1,692,894	1,757,293	2,000,201	2,458,762	3,251,322	3,624,403

Total deposits	1,943,144	2,025,025	2,264,901	2,699,433	3,536,696	3,898,795
Other borrowed funds	19,748	317,225	476,103	659,005	796,832	1,088,063
Accrued interest and fees payable	843	61,290	43,327	28,319	19,468	17,046
Accrued taxes, insurance and employee related expenses	7,248	6,389	6,385	6,609	8,744	6,364
Other liabilities	18,981	17,518	28,286	14,630	12,311	44,072

Total liabilities	1,989,964	2,427,447	2,819,002	3,407,996	4,374,051	5,054,340

Commitments and contingent liabilities
Preferred stock, $0.01 par value, 100,000 shares authorized, no shares issued and outstanding at September 30, 2013 and $0.10 par value, 5,000,000 shares authorized, 110,000 shares issued and outstanding prior to September 30, 2013(1)	—	103,833	96,421	89,008	81,596	74,185
Common stock, $0.01 par value, 11,900,000 shares authorized, 9,050,000 shares issued at September 30, 2013 and $0.10 par value, 100,000,000 shares authorized prior to September 30, 2013(1)	91	2,536	2,536	2,536	2,536	2,536
Additional paid-in capital	188,350	110,034	110,402	111,513	114,662	109,327
Retained earnings (deficit)	16,605	(189,097)	(147,513)	(103,362)	(54,677)	137,872
Accumulated other comprehensive income (loss) related to AFS securities	(3,868)	3,918	3,628	(16,397)	507	10
Accumulated other comprehensive loss related to OTTI securities—noncredit factors	(141)	(339)	(3,496)	(3,555)	(5,906)	(6,347)

Total accumulated other comprehensive income	(4,009)	3,579	132	(19,952)	(5,399)	(6,337)
Treasury stock, none as of September 30, 2013; 4,116,114 shares at March 31, 2013 and 4,115,614 shares at March 31, 2012, at cost	—	(89,848)	(90,259)	(90,534)	(90,975)	(94,744)
Deferred compensation obligation	—	(901)	(1,269)	(2,380)	(5,529)	(5,480)

Total stockholders’ equity (deficit)	201,037	(59,864)	(29,550)	(13,171)	42,214	217,359

Non-controlling interest in real estate partnerships	—	—	—	—	—	411
Total liabilities and stockholders’ equity (deficit)	$2,191,001	$2,367,583	$2,789,452	$3,394,825	$4,416,265	$5,272,110

(1)	Common stock outstanding as of September 30, 2013 has been adjusted to give effect to the Reverse Stock Split as though the Reverse Stock Split occurred on September 30, 2013.

Condensed Statements of Cash Flows Data:

	Six Months Ended September 30,		Year Ended March 31,
	2013	2012	2013	2012	2011	2010	2009
	(In thousands)
Net income (loss)	$107,869	$(8,510)	$(34,172)	$(36,738)	$(41,178)	$(176,914)	$(230,667)

Net cash provided by (used in) operating activities	6,303	17,953	40,166	7,236	63,989	(387,807)	(896,770)
Net cash provided by investing activities	69,127	200,047	344,144	746,149	229,019	1,120,398	704,964
Net cash provided by (used in) financing activities	(151,438)	(129,301)	(398,754)	(617,420)	(698,155)	(654,255)	367,889

Increase (decrease) in cash and cash equivalents	(76,008)	88,699	(14,444)	135,965	(405,147)	78,336	176,083
Cash and cash equivalents at beginning of year	228,536	242,980	242,980	107,015	512,162	433,826	257,743

Cash and cash equivalents at end of period/year	$152,528	$331,679	$228,536	$242,980	$107,015	$512,162	$433,826

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Statements,” and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Set forth below is our management’s discussion and analysis of the consolidated results of operations and financial condition of Anchor BanCorp Wisconsin Inc. and its wholly owned subsidiaries, the Bank and Investment Directions Inc. (“IDI”), which includes information regarding significant regulatory developments and the Company’s risk management activities, including asset/liability management strategies, sources of liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements and supplemental data contained elsewhere in this prospectus.

EXECUTIVE OVERVIEW

Headquartered in Madison, Wisconsin, Anchor BanCorp Wisconsin Inc. is a savings and loan holding company that operates primarily through the Bank, its wholly owned banking subsidiary. As of September 30, 2013, the Bank was a $2.19 billion bank by total assets.

As a result of the economic downturn, significant operating losses beginning in fiscal 2009, significant levels of criticized assets and low levels of capital raised substantial doubt about our ability to continue as a going concern. The Company and the Bank started operating under the C&D Orders, and the Company owed $116.3 million to various Lenders led by the Administrative Agent under the Credit Agreement which it was unable to repay. Additionally, the Company obtained funds in 2009 by issuing senior preferred stock as part of the TARP. These funds were then distributed downstream to the Bank to be used to increase lending activities and to increase the ALLL to maintain a sufficient reserve cushion. We continued to negotiate and obtain amendments to the Credit Agreement and diligent efforts were made to seek qualified sources of outside capital.

In 2013, we executed the following transaction associated with recapitalizing the Company and the Bank: (i) made a discounted cash payment of $49.0 million in satisfaction of the approximately $183.5 million of senior secured bank debt held by a three member bank groups led by U.S. Bank; (ii) exchanged senior preferred stock issued as part of the TARP for $6.0 million or 60.0 million common shares; (iii) issued new common stock in consideration of $175 million in new equity capital; and (iv) eliminated the Legacy Common Stock for no consideration.

To effect the transaction, on the Petition Date, we filed the Chapter 11 Case in the Bankruptcy Court to implement the Plan of Reorganization in order to facilitate the restructuring of the Company and the recapitalization of the Bank. Prior to the Petition Date, U.S. Bank and Bank of America, N.A., as lenders, and the Treasury, as our sole preferred stockholder, voted to accept the Plan of Reorganization.

During the period of bankruptcy, $1.9 million of expenses were incurred and expensed as reorganization costs in the six months ended September 30, 2013. In connection with the Private Placements, transaction costs of $14.4 million were incurred and have been recorded in the Statement of Changes in Stockholders’ Equity (Deficit).

Emergence Accounting

Upon emergence, we determined we did not meet the requirements to apply fresh start reporting under applicable accounting standards because we did not meet the solvency criteria of ASC 852-10-45-19. The reorganization value emerging immediately before the date of confirmation was greater than the total of all post-petition liabilities and allowed claims and, therefore, indicative of not meeting the test to require fresh start accounting under ASC 852. As of the date of confirmation, we estimated our enterprise value (or reorganization value) to be approximately $2.2 billion. The Company utilized the equity value using the income and market approach to approximate fair value. Accordingly, our financial statements do not include fresh start reporting, whereby the Company would have to revalue all of its assets and liabilities. At the time of filing for the Chapter 11 Case, we identified liabilities subject to compromise of $188.3 million, which included the outstanding Credit Agreement of approximately $116.3 million, interest and fees due under the Credit Agreement of $67.2 million and $4.8 million in other liabilities. On August 30, 2013, the Bankruptcy Court confirmed the Plan of Reorganization and the Company emerged from bankruptcy and consummated the Plan of Reorganization. See “Description of Business—Background and Overview of Plan of Reorganization” for a more detailed summary of the transactions consummated on or before the Effective Date pursuant to the Plan of Reorganization confirmed by the Bankruptcy Court.

Results for interim periods are not indicative of results to be expected for any interim period or for a full year. As a result of the Recapitalization, operating results in prior periods are not indicative of results to be expected for any other period. On September 27, 2013, all Legacy Common Stock was cancelled and 1,810,000,000 shares of our common stock were issued pursuant to the Plan of Reorganization. On October 2, 2013, as a result of the Reverse Stock Split, 9,050,000 shares of our common stock were outstanding. All per share data for the years ended March 31, 2013, 2012 and 2011 was calculated on the basis of the weighted average shares of Legacy Common Stock for the relevant period. With respect to the six months ended September 30, 2013, the calculation of weighted average shares included 21,247,000 shares of Legacy Common Stock outstanding through September 26, 2013 and 9,050,000 shares of common stock outstanding from September 27 through September 30, 2013.

Financial Results

Highlights for the six months ended September 30, 2013 include:

•	Basic and diluted income available to common equity increased to $9.68 for the six months ended September 30, 2013, compared to a loss to common equity of $(0.73) for the same period in 2012;

•	The net interest margin increased 18 basis points to 2.63% for the six months ended September 30, 2013 from 2.45% for the same period in 2012, largely due to lower average balances and rates paid on borrowings as the Credit Agreement was settled, the prepayment of FHLB of Chicago borrowings and declines in certificates of deposits as higher cost deposits have either matured or renewed at lower rates;

•	Loans held for sale decreased $13.5 million, or 74.7%, to $4.6 million at September 30, 2013 from $18.1 million at March 31, 2013, primarily due to lower origination volumes.

•	Loans held for investment (net of ALLL) decreased $88.0 million, or 5.3%, to $1.6 billion at September 30, 2013 from $1.7 billion at March 31, 2013 primarily due to scheduled pay-offs, amortization and the transfer of $12.7 million to OREO;

•	Deposits decreased $81.9 million, or 4.0%, to $1.9 billion at September 30, 2013 from $2.0 billion at March 31, 2013 primarily due to runoff of time deposits;

•	Total risk-based capital ratio for the Bank was 16.30% as of September 30, 2013, compared to 9.02% at March 31, 2013. Tier 1 leverage was 9.06% as of September 30, 2013, compared to 4.53% at March 31, 2013. As a result of the reorganization, the Bank’s total risk based capital ratio exceeds the 12% level required under the terms of the C&D Orders.

•	Total non-performing loans decreased $21.8 million, or 18.3%, to $97.0 million at September 30, 2013 from $118.8 million at March 31, 2013;

•	Total non-performing assets (total non-performing loans and OREO) decreased $40.2 million, or 19.8%, to $162.9 million at September 30, 2013 from $203.1 million at March 31, 2013 as the Bank continues its efforts to reduce problem asset levels.

•	The provision for loan losses was $275,000 for the six months ended September 30, 2013, as compared to $2.2 million for the six months ended September 30, 2012; and

•	Delinquencies (loans past due 30 days or more) decreased $22.8 million, or 19.6%, to $93.8 million at September 30, 2013 from $116.6 million at March 31, 2013.

Credit Highlights

We have continued to see improvement in early stage and overall delinquencies during the past two years. This, coupled with the Bank’s ongoing efforts to aggressively work out of troubled credits, has led to a decline in the level of non-performing loans. At September 30, 2013, non-performing loans (consisting of loans past due more than 90 days, loans less than 90 days delinquent but placed on non-accrual status due to anticipated probable loss and non-accrual troubled debt restructurings) were $97.0 million, $21.8 million below the $118.8 million in this category at March 31, 2013. In addition, the Bank experienced a significant decrease in the level of foreclosed properties on the consolidated balance sheet. At September 30, 2013, foreclosed properties and repossessed assets were $65.9 million, compared to $84.3 million at March 31, 2013, a 21.9% decrease. Non-performing assets have had and we expect will continue to have a negative impact on net interest income and expenses related to managing the troubled loan portfolio and foreclosed properties.

The ALLL declined to $71.9 million at September 30, 2013 from $79.8 million at March 31, 2013, a 10.0% decrease. Net charge-offs during the six months ended September 30, 2013 were $8.2 million compared to $22.8 million during the same period in 2012. The provision for credit losses for the six months ended September 30, 2013 was $275,000 compared to $2.2 million for the six months ended September 30, 2012. While the balance in the ALLL declined 10.0% during the six months ended September 30, 2013, the allowance compared to total non-performing loans of 74.1% at September 30, 2013 actually increased during the period, up from 67.2% at March 31, 2013 as a result of a larger decrease in non-performing loans.

Recent Market and Industry Developments

The economic turmoil that began in the middle of 2007 and continued through 2012 appears to have settled into a slow economic recovery. At this time, the recovery has somewhat uncertain prospects. This has been accompanied by dramatic changes in the competitive landscape of the financial services industry and a wholesale reformation of the legislative and regulatory landscape with the passage of Dodd-Frank and other legislation.

Dodd-Frank is extensive, complex and comprehensive legislation that impacts many aspects of banking organizations. Dodd-Frank is likely to negatively impact our revenue and increase both the direct and indirect costs of doing business, as it includes provisions that could increase regulatory fees and deposit insurance assessments and impose heightened capital standards, while at the same time impacting the nature and costs of our businesses.

Until such time as the regulatory agencies issue proposed and final regulations implementing the numerous provisions of Dodd-Frank, a process that may last several years, management will not be able to fully assess the impact the legislation will have on its business and, as a result, results of operations may vary from period to period.

Selected quarterly data are set forth in the following tables.

	Three Months Ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	(Dollars in thousands—except per share amounts)
Operations Data:
Net interest income	$15,812	$13,417	$14,820	$15,205
Provision for loan losses	—	275	674	4,833
Non-interest income	142,679	8,852	7,503	11,844
Non-interest expense	45,232	27,375	35,668	33,849
Income (loss) before income tax expense (benefit)	113,259	(5,381)	(14,020)	(11,632)
Income tax expense (benefit)	9	—	—	10
Net income (loss)	113,250	(5,381)	(14,020)	(11,642)
Preferred stock dividends in arrears(1)	103,163	(1,701)	(1,662)	(1,654)
Preferred stock discount accretion	(4,304)	(1,863)	(1,843)	(1,853)
Net income (loss) available to common equity	212,109	(8,945)	(17,525)	(15,149)

Selected Financial Ratios(2):
Yield on interest-earning assets	3.80%	3.75%	4.02%	3.84%
Cost of funds	0.89	1.34	1.35	1.39
Interest rate spread	2.91	2.41	2.67	2.45
Net interest margin	2.88	2.38	2.62	2.42
Return on average assets	19.76	(0.91)	(2.37)	(1.78)
Average equity to average assets	(2.67)	(2.64)	(2.03)	(1.34)
Non-interest expense to average assets	7.89	4.65	6.02	5.16

Per Share:(3)
Basic earnings (loss) per common share	$10.24	$(0.42)	$(0.82)	$(0.71)
Diluted earnings (loss) per common share	10.24	(0.42)	(0.82)	(0.71)
Dividends per common share	—	—	—	—
Book value per common share	22.21	(8.33)	(7.70)	(7.37)

Financial Condition:
Total assets	$2,191,001	$2,344,469	$2,367,583	$2,412,379
Loans receivable
Held for sale	4,571	19,705	18,058	31,483
Held for investment, net	1,582,554	1,627,243	1,670,543	1,738,242
Deposits	1,943,144	2,001,913	2,025,025	2,055,049
Other borrowed funds	19,748	318,749	317,225	317,102
Stockholders’ equity (deficit)	201,037	(71,389)	(59,864)	(46,622)
ALLL	71,853	75,872	79,815	83,761
Non-performing assets(4)	162,899	175,029	203,132	236,355

(1)	The September 30, 2013 figure includes $104.0 million extinguished under the Plan of Reorganization and the figures for all periods include compounding.
(2)	Annualized when appropriate.
(3)	On September 27, 2013, all Legacy Common Stock was cancelled and 1,810,000,000 shares of our common stock were issued pursuant to the Plan of Reorganization. On October 2, 2013, as a result of the Reverse Stock Split, 9,050,000 shares of our common stock were outstanding. The calculation of weighted average shares included 21,247,000 shares of Legacy Common Stock outstanding through September 26, 2013 and 9,050,000 shares of common stock outstanding from September 27 through September 30, 2013.
(4)	Non-performing assets consist of loans past due ninety days or more and on non-accrual status, loans past due less than ninety days but placed on non-accrual status due to anticipated probable loss, non-accrual troubled debt restructurings and OREO.

	Three Months Ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	(Dollars in thousands, except per share amounts)
Operations Data:
Net interest income	$16,059	$16,399	$15,890	$16,014
Provision for loan losses	5,029	(2,803)	4,910	8,427
Non-interest income	13,056	13,498	12,977	10,768
Non-interest expense	32,842	32,645	27,910	30,225
Income (loss) before income tax expense (benefit)	(8,756)	55	(3,953)	(11,869)
Income tax expense (benefit)	(191)	—	—	—
Net income (loss)	(8,565)	55	(3,953)	(11,869)
Preferred stock dividends in arrears(1)	(1,634)	(1,610)	(1,591)	(1,572)
Preferred stock discount accretion	(1,853)	(1,863)	(1,844)	(1,853)
Net loss available to common equity	(12,052)	(3,418)	(7,388)	(15,294)

Selected Financial Ratios(2):
Yield on interest-earning assets	3.96%	4.21%	4.16%	4.08%
Cost of funds	1.49	1.56	1.72	1.81
Interest rate spread	2.47	2.65	2.44	2.27
Net interest margin	2.44	2.56	2.35	2.18
Return on average assets	(1.26)	0.01	(0.54)	(1.51)
Average equity to average assets	(1.05)	(1.03)	(0.94)	(0.53)
Non-interest expense to average assets	4.81	4.72	3.84	3.68

Per Share:(3)
Basic loss per common share	$(0.57)	$(0.16)	$(0.35)	$(0.72)
Diluted loss per common share	(0.57)	(0.16)	(0.35)	(0.72)
Dividends per common share	—	—	—	—
Book value per common share	(6.87)	(6.52)	(6.57)	(6.37)

Financial Condition:
Total assets	$2,665,455	$2,784,076	$2,789,452	$3,061,573
Loans receivable
Held for sale	34,274	27,938	39,332	36,962
Held for investment, net	1,859,473	1,959,348	2,057,744	2,165,955
Deposits	2,144,410	2,253,135	2,264,901	2,472,681
Other borrowed funds	467,293	476,378	476,103	538,091
Stockholders’ deficit	(36,039)	(28,508)	(29,550)	(25,327)
ALLL	90,678	100,477	111,215	130,926
Non-performing assets(4)	251,461	272,942	313,765	348,077

(1)	Including compounding.
(2)	Annualized when appropriate.
(3)	On September 27, 2013, all Legacy Common Stock was cancelled and 1,810,000,000 shares of our common stock were issued pursuant to the Plan of Reorganization. On October 2, 2013, as a result of the Reverse Stock Split, 9,050,000 shares of our common stock were outstanding. The calculation of weighted average shares included 21,247,000 shares of common stock outstanding through September 26, 2013 and 9,050,000 shares of Legacy Common Stock outstanding from September 27 through September 30, 2013.
(4)	Non-performing assets consist of loans past due ninety days or more and on non-accrual status, loans past due less than ninety days but placed on non-accrual status due to anticipated probable loss, non-accrual troubled debt restructurings and OREO.

Results of Operations

Comparison of Six Months Ended September 30, 2013 and 2012

Net results from operations for the six months ended September 30, 2013 improved $116.6 million to net income of $107.9 million from a net loss of $8.7 million in the prior year period. The improvement in results was primarily the result of $134.5 extinguishment of debt related to the payoff of the Company’s short term line of credit with U.S. Bank and other lenders and lower provision for loan losses of $2.0 million. This gain was partly offset by lower non-interest income of $9.5 million when excluding the $134.5 extinguishment of debt, higher non-interest expense of $7.1 million and lower net interest income of $3.2 million. The discussion that follows in this section provides additional details regarding these results for the six month period.

Net Interest Income

The following table shows our average balances, interest, average rates, net interest margin and interest rate spread for the periods indicated. Average balances are derived from daily closing balances.

	Six Months Ended September 30,
	2013			2012
	Average Balance	Interest	Average Yield/ Cost(1)	Average Balance	Interest	Average Yield/ Cost(1)
	(Dollars in thousands)
Interest-Earning Assets
Residential 1-4 family loans	$788,265	$16,825	4.27%	$842,887	$19,017	4.51%
Commercial real estate loans	739,528	17,361	4.70	991,563	24,373	4.92
Consumer loans	162,269	3,941	4.86	238,643	5,397	4.52
Commercial business loans	25,637	870	6.79	27,163	815	6.00

Total loans receivable(2)(3)	1,715,699	38,997	4.55	2,100,256	49,602	4.72
Investment securities(4)	280,863	2,747	1.96	239,087	3,031	2.54
Interest-earning deposits	204,330	253	0.25	281,070	350	0.25
Federal Home Loan Bank stock	25,630	38	0.30	30,588	53	0.35

Total interest-earning assets	2,226,522	42,035	3.78	2,651,001	53,036	4.00
Non-interest-earning assets	96,194			97,055

Total assets	$2,322,716			$2,748,056

Interest-Bearing Liabilities
Demand deposits	$1,026,140	616	0.12	$1,023,248	940	0.18
Regular savings	340,542	191	0.11	279,238	179	0.13
Certificates of deposit	620,022	2,071	0.67	915,444	5,428	1.19

Total deposits	1,986,704	2,878	0.29	2,217,930	6,547	0.59
Other borrowed funds	308,563	9,928	6.43	476,197	14,031	5.89

Total interest-bearing liabilities	2,295,267	12,806	1.12	2,694,127	20,578	1.53

Non-interest-bearing liabilities	89,056			81,717

Total liabilities	2,384,323			2,775,844
Stockholders’ deficit	(61,607)			(27,788)

Total liabilities and stockholders’ deficit	$2,322,716			$2,748,056

Net interest income/interest rate spread(5)		$29,229	2.66%		$32,458	2.47%

Net interest-earning assets	$(68,745)			$(43,126)

Net interest margin(6)			2.63%			2.45%

Ratio of average interest-earning assets to average interest-bearing liabilities	0.97%			0.98%

(1)	Annualized.
(2)	For the purpose of these computations, non-accrual loans were included in the daily average loan amounts outstanding.
(3)	Interest earned on loans includes loan fees (which are not material in amount) and interest income, which has been received from borrowers whose loans were removed from non-accrual status during the period indicated.
(4)	Average balances of securities available-for-sale are based on amortized cost.
(5)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities and is represented on a fully tax equivalent basis, if applicable.
(6)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Net interest income decreased $3.2 million, or 9.9%, for the six months ended September 30, 2013, as compared to the same period in the prior year. Interest income decreased $11.0 million, or 20.7%, for the six months ended September 30, 2013, compared to the same period in the prior year, primarily due to a decline in average balances and yields in the residential and commercial real estate loan portfolios and lower investment securities yields. Interest expense decreased $7.8 million, or 37.8%, for the six months ended September 30, 2013, as compared to the same period in the prior year due to a reduction in certificate of deposit average balances and the rate paid on these accounts and lower borrowed funds balances. The net interest margin increased to 2.63% for the six-month period ended September 30, 2013 from 2.45% for the respective period in the prior year.

Loan portfolio average balances declined $384.6 million in the six months ending September 30, 2013 compared to the same period a year ago largely due to scheduled principal payments, prepayments of principal, charge-offs and transfers to OREO. New loan origination has been limited as part of our capital improvement strategy to reduce risk-weighted assets by shrinking the overall size of the balance sheet. However, we have recently developed and is implementing strategies to increase profitability by slowing asset runoff and generate new loan volume to improve the net interest margin. Investment security average balances increased $41.8 million primarily due to the purchase of securities totaling $124.0 million since September 30, 2012, partially offset by sales, calls, maturities and principal collections in the past year. The average balance of interest-earning deposits decreased $76.7 million as the flow of funds from the loan and investment securities portfolios were used to reinvest in higher yielding investment securities and fund deposit run off.

The average balance of certificates of deposit decreased $295.4 million for the six months ended September 30, 2013 compared to the respective period a year ago. Likewise, the average rate paid on certificates of deposit fell by 52 basis points year over year. The decline in certificate of deposit average balances and interest rates was largely the result of lower rates offered in the market due to reduced funding needs and improved deposit pricing disciplines. Other borrowed funds average balances declined by $167.6 million due to the payoff of FHLB of Chicago borrowings totaling $150.0 million during the third quarter 2012.

Provision for Loan Losses

Provision for loan losses decreased $2.0 million for the six-month period ended September 30, 2013, as compared to the same period in the previous year. Non-performing loans totaled $97.0 million at September 30, 2013, down from $156.5 million at September 30, 2012.

The decrease in provision for loan losses was partly due to the impact of lower net charge-offs in the quarter ended September 30, 2013 of $4.0 million that replaced net charge-offs of $14.8 million in the quarter ended September 30, 2012 in the trailing eight quarter net charge-off history used in the determination of the general component of the ALLL. In addition, the provision for credit losses attributable to substandard and impaired loans was favorably impacted by the steady quarter-over-quarter decrease in non-performing loans since March 2010.

Future provisions for loan losses will continue to be based upon management’s assessment of the overall loan portfolio and the underlying collateral, trends in non-performing loans, current economic conditions and other relevant factors in order to maintain the ALLL at adequate levels to provide for probable and estimable future losses. The establishment of the amount of the loan loss allowance inherently involves judgments by management as to the adequacy of the allowance, which ultimately may change. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future periods. Conversely, the provision for loan losses may decline should credit metrics such as net-charge offs and the amount of non-performing loans improve in the future.

Non-Interest Income

The following table presents non-interest income by major category for the periods indicated:

	Six Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	Percent
	(Dollars in thousands)
Net impairment losses recognized in earnings	$—	$(210)	$210	100.0%
Loan servicing income (loss), net of amortization	701	(996)	1,697	N/M
Service charges on deposits	5,247	5,375	(128)	(2.4)
Investment and insurance commissions	1,956	1,990	(34)	(1.7)
Net gain on sale of loans	4,358	13,012	(8,654)	(66.5)
Net gain on sale and call of investment securities	—	73	(73)	(100.0)
Net gain on sale of OREO	2,142	4,772	(2,630)	(55.1)
Extinguishment of debt	134,514	—	134,514	N/M
Other income	2,613	2,538	75	3.0

Total non-interest income	$151,531	$26,554	$124,977	470.7%

N/M	means “Not Meaningful.”

Non-interest income increased $125.0 million to $151.5 million for the six months ended September 30, 2013, compared to $26.6 million for the respective period in 2012. The increase was primarily due to the $134.5 extinguishment of debt resulting from the payoff of the Credit Agreement and $1.7 million increase in loan servicing income due to a loss recorded in the prior year period. These favorable items were partially reduced by an $8.7 million decline in net gain on sale of loans and a $2.6 million decline in gains on the sale of OREO.

The loan servicing increase of $1.7 million in the current period compared to the respective period a year ago was primarily due to lower amortization charges related to the mortgage servicing right asset. The decrease in net gain on sale of loans of $8.7 million was primarily attributable to a significantly lower volume of residential mortgage loan sales in the current year period of $228.5 million compared to $505.2 million in the same six-month period a year ago. Net gain on sale of OREO decreased to $2.1 million in the six months ending September 30, 2013 from $4.8 million in the year ago period largely due to the impact of lower sales volume with smaller gains per property.

Non-Interest Expense

The following table presents non-interest expense by major category for the periods indicated:

	Six Months Ended September 30,		Increase (Decrease)
	2013	2012	Amount	Percent
	(Dollars in thousands)
Compensation and benefits	$21,857	$20,506	$1,351	6.6%
Occupancy	4,689	3,762	927	24.6
Furniture and equipment	1,752	2,858	(1,106)	(38.7)
Federal deposit insurance premiums	2,608	3,125	(517)	(16.5)
Data processing	2,684	3,024	(340)	(11.2)
Communications	1,033	972	61	6.3
Marketing	1,244	613	631	102.9
OREO expense, net	7,503	15,122	(7,619)	(50.4)
Investor loss reimbursement	594	491	103	21.0
Mortgage servicing rights impairment (recovery)	(1,724)	3,357	(5,081)	N/M
Provision for unfunded loan commitments	2,708	1,410	1,298	92.1
Legal services	2,318	3,013	(695)	(23.1)
Other professional fees	1,373	1,208	165	13.7
Insurance	2,149	791	1,358	171.7
Debt prepayment penalty	16,149	—	16,149	N/M
Reorganization costs	1,866	—	1,866	N/M
Other expense	3,804	5,236	(1,432)	(27.3)

Total non-interest expense	$72,607	$65,488	$7,119	10.9%

N/M	means “Not Meaningful.”

Non-interest expense increased $7.1 million, or 10.9%, to $72.6 million for the six months ended September 30, 2013, as compared to $65.5 million for the respective period in 2012. The increase was primarily due to a debt prepayment penalty related to the early payoff of $176.0 million of FHLB of Chicago borrowings, reorganization costs incurred in conjunction with the bankruptcy filing, and higher insurance, compensation and benefits and provision for unfunded loan commitments expenses. These increases were partially offset by lower OREO expense and MSR impairment.

The increase in insurance premiums of $1.4 million in the current year period compared to a year ago was due to a runoff policy related to pre-bankruptcy activity. Compensation and benefits increased in part due to increased employee benefits and lower amortization of loan origination, salaries and benefits due to the discontinuation of the deferral of origination costs on mortgage loan originations. The provision for unfunded loan commitments increased due to a change in methodology wherein specific credits are provided for as needed. OREO expense declined as a result of lower provision for losses on repossessed property. MSR impairment declined $5.1 million reflecting a sharp increase in market interest rates in the prior year as the 10-year Treasury rate rose 77 basis points during the six month period ended September 30, 2013 causing a reduction in mortgage refinance activity.

Income Taxes

Income tax expense of $9,000 for the six month period ended September 30, 2013 declined by $200,000 from the $191,000 income tax benefit recorded in the prior year period. No taxes were recorded on the cancellation of indebtedness (“COD”) income since COD income is excluded from gross income when the discharge occurs in a bankruptcy proceeding. As a consequence of not recognizing the COD income, the Company reduced its net operating losses by a like amount. A full valuation allowance has been recorded on the remaining net deferred tax asset due to the uncertainty of our ability to create sufficient taxable income to utilize the tax asset.

Comparison of Years Ended March 31, 2013 and 2012

General

Operating results improved $2.5 million to a net loss of $34.2 million in fiscal 2013 from net loss of $36.7 million in fiscal 2012. Improved results were primarily due to a $26.2 million decrease in the provision for loan losses. This favorable variance was partially offset by decreases in net interest income of $9.4 million and non-interest income of $3.4 million and a $11.0 million increase in non-interest expense.

Net Interest Income

Net interest income totaled $62.5 million in fiscal 2013, a decrease of $9.4 million from $71.9 million in fiscal 2012. The decline in net interest income was primarily due to lower earning rates on mortgage loans as customers renewed and refinanced loans in a generally lower rate environment during fiscal 2013 and on investment securities attributable to sales of higher yielding positions in fiscal 2012 for capital management purposes. These unfavorable variances were partially offset by the positive impact of maturing above market rate certificates of deposit and renewals of a portion of these maturing deposits at significantly lower rates.

The following table shows our average balances, interest, average rates, the spread between the combined average rates earned on interest-earning assets and average cost of interest-bearing liabilities, net interest margin, which represents net interest income as a percentage of average interest-earning assets, and the ratio of average interest-earning assets to average interest-bearing liabilities for the years indicated. The average balances are derived from daily balances.

	Year Ended March 31,
	2013			2012			2011
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
				(Dollars in thousands)
Interest-Earning Assets
Mortgage loans	$1,742,764	$81,749	4.69%	$1,998,194	$101,250	5.07%	$2,468,627	$129,966	5.26%
Consumer loans	218,232	9,969	4.57	273,260	12,281	4.49	321,944	14,229	4.42
Commercial business loans	25,807	1,617	6.27	45,480	3,398	7.47	102,034	6,497	6.37

Total loans receivable(1)(2)	1,986,803	93,335	4.70	2,316,934	116,929	5.05	2,892,605	150,692	5.21
Investment securities(3)	248,484	5,815	2.34	330,903	9,683	2.93	465,863	15,235	3.27
Interest-earning deposits	256,128	635	0.25	235,169	586	0.25	216,462	526	0.24
Federal Home Loan Bank stock	28,116	97	0.34	52,437	55	0.10	54,829	14	0.03

Total interest-earning assets	2,519,531	99,882	3.96	2,935,443	127,253	4.34	3,629,759	166,467	4.59
Non-interest-earning assets	104,076			210,000			213,446

Total assets	$2,623,607			$3,145,443			$3,843,205

Interest-Bearing Liabilities
Demand deposits	$1,008,207	1,672	0.17	$906,563	2,073	0.23	$870,171	3,063	0.35
Regular savings	311,704	352	0.11	284,504	376	0.13	272,043	509	0.19
Certificates of deposit	821,388	8,300	1.01	1,354,303	22,513	1.66	1,930,987	45,054	2.33

Total deposits	2,141,299	10,324	0.48	2,545,370	24,962	0.98	3,073,201	48,626	1.58
Other borrowed funds	430,856	27,075	6.28	548,148	30,367	5.54	699,404	32,757	4.68

Total interest-bearing liabilities	2,572,155	37,399	1.45	3,093,518	55,329	1.79	3,772,605	81,383	2.16
Non-interest-bearing liabilities	86,117			67,391			45,549

Total liabilities	2,658,272			3,160,909			3,818,154
Stockholders’ equity	(34,665)			(15,466)			25,051

Total liabilities and stockholders’ equity	$2,623,607			$3,145,443			$3,843,205

Net interest income/interest rate spread(4)		$62,483	2.51%		$71,924	2.55%		$85,084	2.43%

Net interest-earning assets	$(52,624)			$(158,075)			$(142,846)

Net interest margin(5)			2.48%			2.45%			2.34%

Ratio of average interest-earning assets to average interest-bearing liabilities	0.98			0.95			0.96

(1)	For the purpose of these computations, non-accrual loans are included in the average loan amounts outstanding.
(2)	Interest earned on loans includes loan fees (which are not material in amount) and interest income, which has been received from borrowers whose loans were removed from non-accrual status during the period indicated.
(3)	Average balances of securities available-for-sale are based on fair value.
(4)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities and is represented on a fully tax equivalent basis, if applicable.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The most significant impact on our net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of investments in loans and securities, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods. The following table shows the relative contribution of the changes in average volume and average interest rates on changes in net interest income for the periods indicated. Information is provided with respect to the effects on net interest income attributable to (i) changes in rate (changes in rate multiplied by prior volume) and (ii) changes in volume (changes in volume multiplied by prior rate). The change in interest income (tax equivalent, if applicable) due to both rate and volume have been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Increase (Decrease) for the Year Ended March 31,
	2013 Compared to 2012			2012 Compared to 2011
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)
Interest-Earning Assets
Mortgage loans	$(7,166)	$(12,335)	$(19,501)	$(4,726)	$(23,990)	$(28,716)
Consumer loans	199	(2,511)	(2,312)	236	(2,184)	(1,948)
Commercial business loans	(484)	(1,297)	(1,781)	977	(4,076)	(3,099)

Total loans receivable(1)(2)	(7,451)	(16,143)	(23,594)	(3,513)	(30,250)	(33,763)
Investment securities(3)	(1,724)	(2,144)	(3,868)	(1,479)	(4,073)	(5,552)
Interest-earning deposits	(3)	52	49	13	47	60
Federal Home Loan Bank stock	78	(36)	42	42	(1)	41

Total decrease in interest income	(9,100)	(18,271)	(27,371)	(4,937)	(34,277)	(39,214)
Interest-Bearing Liabilities
Demand deposits	(615)	214	(401)	(1,113)	123	(990)
Regular savings	(58)	34	(24)	(155)	22	(133)
Certificates of deposit	(7,094)	(7,119)	(14,213)	(11,057)	(11,484)	(22,541)

Total deposits	(7,767)	(6,871)	(14,638)	(12,325)	(11,339)	(23,664)
Other borrowed funds	3,742	(7,034)	(3,292)	5,396	(7,786)	(2,390)

Total decrease in interest expense	(4,025)	(13,905)	(17,930)	(6,929)	(19,125)	(26,054)

Total increase (decrease) in net interest income	$(5,075)	$(4,366)	$(9,441)	$1,992	$(15,152)	$(13,160)

(1)	For the purpose of these computations, non-accrual loans are included in the daily average loan amounts outstanding.
(2)	Interest earned on loans includes loan fees (which are not material in amount) and interest income which has been received from borrowers whose loans were removed from non-accrual status during the period indicated.
(3)	Average balances of securities available-for-sale are based on fair value.

Provision for Loan Losses

The provision for loan losses decreased $26.2 million from $33.9 million in fiscal 2012 to $7.7 million in fiscal 2013. The improvement was largely due to a lower required allowance for losses on impaired loans, reflecting the relatively steady quarter-over-quarter decrease in non-performing loans since June 2010. The ALLL decreased in fiscal 2013 falling $31.4 million from $111.2 million at March 31, 2012 to $79.8 million at March 31, 2013. The ALLL represented 4.53% of total loans at March 31, 2013, compared to 5.08% of total loans at March 31, 2012. For further discussion of the ALLL, see “—Risk Management—Allowance for Loan Losses.”

The provision for unfunded commitments and letter of credit losses, recorded in other operating expense, increased $1.7 million from $(0.3) million in fiscal 2012 to $1.4 million in fiscal 2013. The unfavorable variance was primarily due to an increase in classified unfunded commitments.

Future provisions for loan losses will continue to be based upon management’s assessment of the overall loan portfolio and the underlying collateral, trends in non-performing loans, current economic conditions and other relevant factors in order to maintain the ALLL at adequate levels to provide for probable and estimable future losses. The establishment of the amount of the loan loss allowance inherently involves judgments by management as to the adequacy of the allowance, which ultimately may change. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future years.

Non-interest Income

The following table presents non-interest income by major category for the periods indicated:

	Year Ended March 31,		Increase (Decrease)
	2013	2012	Amount	Percent
	(Dollars in thousands)
Net impairment losses recognized in earnings	$(408)	$(568)	$160	28.2%
Loan servicing income (loss), net of amortization	(1,892)	(789)	(1,103)	N/M
Service charges on deposits	10,435	10,589	(154)	(1.5)
Investment and insurance commissions	3,894	3,808	86	2.3
Net gain on sale of loans	23,195	17,680	5,515	31.2
Net gain (loss) on sale of investment securities	(247)	6,579	(6,826)	N/M
Net gain on sale of OREO	6,876	6,118	758	12.4
Other	4,048	5,844	(1,796)	(30.7)

Total non-interest income	$45,901	$49,261	$(3,360)	(6.8)%

N/M means “Not Meaningful.”

Non-interest income totaled $45.9 million in fiscal 2013, a decrease of $3.4 million, or 6.8%, compared to $49.3 million in the prior year. The decrease was largely due to lower loan servicing income, gain on sale of securities and other income; partially offset by higher gains on the sale of loans.

The decrease in loan servicing income of $1.1 million was primarily attributable to lower servicing fees reflecting a 6.9% decrease in the serviced loan portfolio during fiscal 2013, and moderately higher amortization of the MSR asset as mortgage market interest rates drifted generally lower during the year. Net gain (loss) on sale of securities fell by $6.8 million to a loss of $0.2 million compared to the prior year largely due to a significant decrease in the level of investment security sale activity, as proceeds from sale totaled $12.3 million in fiscal 2013 compared to $338.2 million in the year ago period. The decrease in other income of $1.8 million was primarily due to a cash surrender value adjustment on bank owned life insurance policies and net losses on disposition of premises and equipment.

Gain on sale of loans increased $5.5 million, or 31.2% primarily due to significantly higher margins on the sale of residential mortgage loans, partially offset by a modestly lower volume of sales in the current fiscal year totaling $920.2 million compared to $930.2 million a year ago.

Non-interest Expense

The following table presents non-interest expense by major category for the periods indicated:

	Year Ended March 31,		Increase (Decrease)
	2013	2012	Amount	Percent
	(Dollars in thousands)
Compensation and benefits	$40,736	$41,262	$(526)	(1.3)%
Occupancy	8,133	7,946	187	2.4
Furniture and equipment	4,563	5,665	(1,102)	(19.5)
Federal deposit insurance premiums	5,921	7,189	(1,268)	(17.6)
Data processing	6,223	6,259	(36)	(0.6)
Communications	1,840	2,081	(241)	(11.6)
Marketing	1,345	1,466	(121)	(8.3)
OREO expense, net	37,571	28,684	8,887	31.0
Investor loss reimbursement	4,530	157	4,373	N/M
Mortgage servicing rights impairment (recovery)	(403)	2,410	(2,813)	N/M
Provision for unfunded loan commitments	1,392	(309)	1,701	N/M
Legal services	5,256	5,024	232	4.6
Other professional fees	2,346	3,669	(1,323)	(36.1)
Insurance	1,656	1,478	178	12.0
Debt prepayment penalty	3,549	—	3,549	N/M
Other	10,346	11,045	(699)	(6.3)

Total non-interest expense	$135,004	$124,026	$10,978	8.9%

N/M means “Not Meaningful.”

Non-interest expense increased $11.0 million to $135.0 million in fiscal 2013 compared to $124.0 million in the prior year. The increase was primarily due to higher OREO expense, investor loss reimbursement, and a current year debt prepayment penalty; partially offset by lower furniture and equipment expense, FDIC insurance premiums, MSR impairment and other professional fees.

The increase in OREO expense of $8.9 million primarily reflects higher provisions for losses on repossessed property. Investor loss reimbursement increased $4.4 million largely due to higher volume of repurchases of sold residential mortgage loans and worsening loan level loss severity. A one-time debt prepayment penalty of $3.5 million was incurred in the current fiscal year upon the prepayment of $150.0 million of FHLB of Chicago advances in December 2012.

The decreases in furniture and equipment expense of $1.1 million, and other professional fees of $1.3 million, were largely due to ongoing efforts to reduce operating costs. The decrease in FDIC premiums of $1.3 million was due to a lower deposit insurance assessment base primarily attributable to a drop in average consolidated total assets. Mortgage servicing rights impairment (recovery) improved $2.8 million reflecting mortgage market interest rates drifting generally lower during the year.

Income Taxes

Income tax expense for the year ended March 31, 2013 was a benefit of $181,000 compared to expense of $10,000 in fiscal 2012. The current year tax benefit was primarily due to the recognition of a previously unrecognized tax benefit that was recorded following the receipt of tax refunds from the Internal Revenue Service related to an uncertain tax position.

A full valuation allowance has been in place since June 30, 2009 on the net deferred tax asset due to the uncertainty of our ability to create sufficient taxable income in the near future to fully utilize it.

Comparison of Years Ended March 31, 2012 and 2011

General

Operating results improved $4.5 million to a net loss of $36.7 million in fiscal 2012 from a net loss of $41.2 million in fiscal 2011. The primary drivers of this improvement in results were a $16.4 million decrease in the provision for loan losses and a decrease in non-interest expense of $11.0 million. These favorable variances were partially offset by decreases in net interest income of $13.2 million and in non-interest income of $10.0 million.

Net Interest Income

Net interest income totaled $71.9 million in fiscal 2012, a decrease of $13.2 million from $85.1 million in fiscal 2011. The decline in net interest income was primarily due to lower earning rates on mortgage loans as customers renewed and refinanced loans in a lower rate environment during fiscal 2012 and on investment securities attributable to sales of higher yielding positions in fiscal 2012 for capital management purposes. These unfavorable variances were partially offset by the positive impact of maturing above market rate certificates of deposit.

Provision for Loan Losses

The provision for loan losses decreased $16.4 million from $50.3 million in fiscal 2011 to $33.9 million in fiscal 2012. The decrease in provision and specific and general reserves was in response to the following trends identified in the portfolio: (i) a proactive method of identification of criticized assets and (ii) continued analysis of the commercial real estate, construction and land portfolios. These trends resulted in the Company’s ALLL decreasing $38.9 million from $150.1 million at March 31, 2011 to $111.2 million at March 31, 2012. The ALLL represented 5.08% of total loans at March 31, 2012, compared to 5.60% of total loans at March 31, 2011. For further discussion of the ALLL, see “—Risk Management—Allowance for Loan Losses.”

Non-interest Income

The following table presents non-interest income by major category for the periods indicated:

	Year Ended March 31,		Increase (Decrease)
	2012	2011	Amount	Percent
	(Dollars in thousands)
Net impairment losses recognized in earnings	$(568)	$(440)	$(128)	(29.1)%
Loan servicing income (loss), net of amortization	(789)	2,128	(2,917)	N/M
Service charges on deposits	10,589	11,463	(874)	(7.6)
Investment and insurance commissions	3,808	3,448	360	10.4
Net gain on sale of loans	17,680	17,925	(245)	(1.4)
Net gain (loss) on sale of investment securities	6,579	8,661	(2,082)	(24.0)
Net gain on sale of OREO	6,118	3,640	2,478	68.1
Net gain on sale of branches	—	7,350	(7,350)	(100.0)
Other income	5,844	5,085	759	14.9

Total non-interest income	$49,261	$59,260	$(9,999)	(16.9)%

N/M means “Not Meaningful.”

Non-interest income totaled $49.3 million for fiscal 2012, a decrease of $10.0 million compared to $59.3 million for fiscal 2011. The decrease was largely due to a $7.4 million non-recurring gain on sale of branches in fiscal

2011 and lower loan servicing income reflecting an increase in the amortization rate of the mortgage servicing asset caused by the historically low interest rate environment during much of fiscal 2012 and the resultant mortgage refinance activity.

Non-interest Expense

The following table presents non-interest expense by major category for the periods indicated:

	Year Ended March 31,		Increase (Decrease)
	2012	2011	Amount	Percent
	(Dollars in thousands)
Compensation and benefits	$41,262	$41,485	$(223)	(0.5)%
Occupancy	7,946	8,541	(595)	(7.0)
Furniture and equipment	5,665	6,198	(533)	(8.6)
Federal deposit insurance premiums	7,189	11,402	(4,213)	(36.9)
Data processing	6,259	6,540	(281)	(4.3)
Communications	2,081	2,389	(308)	(12.9)
Marketing	1,466	1,491	(25)	(1.7)
OREO expense, net	28,684	30,926	(2,242)	(7.2)
Mortgage servicing rights impairment (recovery)	2,410	(97)	2,507	N/M
Provision for unfunded loan commitments	(309)	873	(1,182)	N/M
Legal services	5,024	8,040	(3,016)	(37.5)
Other professional fees	3,669	5,294	(1,625)	(30.7)
Insurance	1,478	1,126	352	31.3
Other	11,202	10,825	377	3.5

Total non-interest expense	$124,026	$135,033	$(11,007)	(8.2)%

N/M means “Not Meaningful.”

Non-interest expense decreased $11.0 million to $124.0 million for fiscal 2012 compared to $135.0 million for fiscal 2011. The decrease was primarily due to a $4.2 million decrease in federal deposit insurance premiums attributable to a favorable change in the method of calculating deposit insurance premiums mandated by section 331 of the Dodd-Frank Act that became effective April 1, 2011. In addition, legal services decreased $3.0 million largely due to a diminished need for outside legal services in support of corporate programs and initiatives. These decreases were partially offset by an increase in the impairment of mortgage servicing rights of $2.5 million resulting from higher levels of refinance activity caused by the low interest rate environment in fiscal 2012.

Income Taxes

Income tax expense decreased $154,000 for fiscal 2012 as compared to fiscal 2011. The effective tax rate for fiscal 2012 was (0.03%) as compared to (0.46%) for fiscal 2011.

Financial Condition

General

During the six months ended September 30, 2013, total assets decreased by $176.6 million to $2.19 billion at September 30, 2013 from $2.37 billion at March 31, 2013. The decrease was attributable to lower balances in loans held for investment of $88.0 million, cash and cash equivalents of $76.0 million and OREO of $18.4 million, partially offset by increases in investment securities of $25.6 million.

Interest-earning Deposits

Interest-earning deposits totaled $115.8 million at September 30, 2013, down $82.5 million from $198.3 million at March 31, 2013. The decrease in interest-earning deposits was due to the payoff of FHLB of Chicago borrowings of $176.0 million, a decrease in cash levels used to purchase investment securities, lower mortgage loan sales and lower OREO sale proceeds, which were partially offset by proceeds from the Plan of Reorganization.

Investment Securities

Investment securities available for sale increased by $25.6 million, or 9.6%, during the six months ended September 30, 2013, as a result of purchases of $63.3 million, principal collections of $29.3 million, a net decrease in fair value of $7.6 million, premium amortization net of discount accretion of $774,000 and net realized and unrealized impairment losses of $158,000 in the period.

Investment securities are subject to inherent risks based upon the future performance of the underlying collateral (i.e., mortgage loans) for these securities. Among these risks are prepayment risk, interest rate risk and credit risk. Should general interest rate levels decline, the mortgage-related securities portfolio would be subject to (i) prepayments as borrowers typically would seek to obtain financing at lower rates, (ii) a decline in interest income received on adjustable-rate mortgage-related securities, and (iii) an increase in fair value of fixed-rate mortgage-related securities. Conversely, should general interest rate levels increase, the mortgage-related securities portfolio would be subject to (i) a longer term to maturity as borrowers would be less likely to prepay their loans, (ii) an increase in interest income received on adjustable-rate mortgage-related securities, (iii) a decline in fair value of fixed-rate mortgage-related securities, (iv) a decline in fair value of adjustable-rate mortgage-related securities to the extent dependent upon the level of interest rate increases, the time period to the next interest rate repricing date for individual loans within the security and the applicable periodic (annual and/or lifetime) cap which could limit the degree to which an individual loan could reprice within a given time period, and (v) should default rates and loss severities increase on the underlying collateral of mortgage-related securities, we may experience credit losses that need to be recognized in earnings as other-than-temporary impairment.

Loans Held for Investment

Net loans held for investment decreased $88.0 million, or 5.3%, during the six months ended September 30, 2013. Activity for the period consisted of principal repayments of $279.9 million and transfers to OREO of $12.7 million; partially offset by originations and refinances of $198.8 million, decrease in ALLL of $8.0 million and other miscellaneous activity of $2.2 million. During 2013, the Company originated $250.8 million of loans for investment, as compared to $215.3 million and $113.9 million during fiscal 2012 and 2011, respectively.

Loans Held for Sale

Residential mortgage loans originated for sale amounted to $214.8 million in the six months ended September 30, 2013, and $899.0 million in fiscal 2013, as compared to $961.9 million and $780.1 million in fiscal 2012 and fiscal 2011, respectively. At September 30, 2013, loans held for sale, which consisted solely of single-family residential mortgage loans, amounted to $4.6 million, as compared to $18.1 million and $39.3 million at March 31, 2013 and 2012, respectively. Loans held for sale were recorded at the lower of cost or fair value, prior to March 31, 2013, and beginning April 1, 2013 are recorded at fair value.

Other Real Estate Owned

OREO net decreased $18.4 million to $65.9 million during the six months ended September 30, 2013 due to sales of $27.1 million, and valuation adjustments of $4.3 million. These decreases were partially offset by transfers in from the loan portfolio of $12.7 million and capitalized improvements of $0.3 million.

Deposits

Deposits decreased $81.9 million during the six months ended September 30, 2013 to $1.94 billion, due largely to a $73.5 million decline in certificates of deposit. The weighted average cost of deposits decreased to 0.26% for the period compared to 0.31% in fiscal 2013 as higher cost certificates of deposit mature.

Borrowings

FHLB of Chicago advances decreased $181.0 million to $16.5 million during the six months ended September 30, 2013 and had a weighted average interest rate of 1.87%. At March 31, 2013, advances totaled $197.5 million and had a weighted average interest rate of 3.06%. On September 19, 2013, FHLB of Chicago advances totaling $176.0 million were prepaid. The prepaid advances were fixed rate, maturing in 2018, with a then current weighted average interest rate of 3.18%. The prepayment triggered an early termination penalty of $16.1 million, which was recorded in non-interest expense.

Other borrowed funds as of September 30, 2013 consisted of repurchase agreements of $3.2 million compared to March 31, 2013, which consisted of short-term line of credit borrowings of $116.3 million and retail repurchase agreements of $3.4 million. On September 27, 2013, pursuant to the Plan of Reorganization, we satisfied all of our obligations under the Credit Agreement by a cash payment to the Lenders of $49.0 million (plus expense reimbursement as contemplated by the Credit Agreement).

Accrued Interest and Fees Payable

Accrued interest and fees payable decreased $60.4 million to $0.8 million at September 30, 2013 from $61.3 million at March 31, 2013. The decrease was primarily due to the write-off of accrued interest and fees on short-term line of credit borrowings as the Credit Agreement was satisfied in full on September 27, 2013.

Stockholders’ Equity (Deficit)

Stockholders’ equity at September 30, 2013 was $201.0 million compared to a deficit of ($59.9) million at March 31, 2012. Stockholders’ equity increased $260.9 million during the six months ended September 30, 2013 primarily as a result of (i) the completion of the Plan of Reorganization pursuant to which (A) our preferred stock was exchanged for common stock and (B) all Legacy Common Stock, including shares held as treasury stock and pursuant to any stock incentive plans, were cancelled for no consideration and (ii) income during the six months ended September 30, 2013 of $107.9 million mainly resulting from $134.5 million of extinguishment of debt as the Credit Agreement was settled for $49.0 million.

Taxation

We file a consolidated federal income tax return on behalf of ourselves, our non-banking subsidiary, the Bank and its subsidiary as well as income tax returns in various state jurisdictions. The tax years 2010-2013 remain open to examination by the Internal Revenue Service and certain state jurisdictions while the years 2009-2013 remain open to examination by certain other state jurisdictions.

RISK MANAGEMENT

The Bank encounters risk as part of its normal course of business and designs risk management processes to help manage these risks. This section describes the Bank’s risk management philosophy, principles, governance and various aspects of its risk management process.

Risk Management Philosophy

The Bank’s risk management philosophy is to manage to an acceptable level of overall risk while still allowing it to capture opportunities and optimize stockholder value. However, due to the general state of the economy and the elevated risk in the loan portfolio, the Bank’s risk profile does not currently meet our desired risk level. The Bank is working toward reducing the overall risk level to a more desired risk profile. The Bank views risk management as not about eliminating risks, but about identifying and accepting risks and then working to effectively manage them so as to optimize stockholder value.

Risk management includes, but is not limited to the following:

•	Taking only risks consistent with the Bank’s strategy and within its capability to manage,

•	Ensuring strong underwriting and credit risk management practices,

•	Practicing disciplined capital and liquidity management,

•	Helping ensure that risks and earnings volatility are appropriately understood and measured,

•	Avoiding excessive concentrations, and

•	Helping support external stakeholder confidence.

Although the Board as a whole is primarily responsible for oversight of risk management, committees of the Board may provide oversight to specific areas of risk with respect to the level of risk and risk management structure. The Bank uses management level risk committees to help ensure that business decisions are executed within our desired risk profile. Management provides oversight for the establishment and implementation of new risk management initiatives, review of risk profiles and discussion of key risk issues. The Bank has a Chief Risk Officer in charge of overseeing risk management. Our internal audit department performs an independent assessment of the internal control environment and plays a critical role in risk management, testing the operation of the internal control system and reporting findings to management and to the Audit Committee of the Board.

Credit Risk Management

Credit risk represents the possibility that a customer, counterparty or issuer may not perform in accordance with contractual terms. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing investment securities and entering into certain guarantee contracts. Credit risk is one of the most significant risks facing the Bank.

In addition to credit policies and procedures and setting portfolio objectives for the level of credit risk, the Bank has established guidelines for problem loans, acceptable levels of total borrower exposure and other credit measures. Beginning fiscal 2011 through the current period, management has continued to focus on loss mitigation and maximization of recoveries in the Bank’s non-performing asset portfolios. The Bank is slowly returning to management of portfolio returns through discrete investments within approved risk tolerances.

The Bank seeks to achieve credit portfolio objectives by maintaining a customer base that is diverse in borrower exposure and industry types. Company credit personnel are responsible for loan underwriting and approval processes to help ensure that newly approved loans meet policy and portfolio objectives.

The Risk Management group is responsible for monitoring credit risk, while Internal Audit provides an independent assessment of the effectiveness of the credit risk management process. An external credit risk management group also provides loan review services. Credit risk is managed taking into account all regulatory guidance.

Non-Performing Loans

The composition of non-performing loans is summarized as follows:

	September 30, 2013			March 31, 2013			March 31, 2012
	Non- Performing Loans	Percent of Non- Performing Loans	Percent of Total Gross Loans(1)	Non- Performing Loans	Percent of Non- Performing Loans(1)	Percent of Total Gross Loans(1)	Non- Performing Loans	Percent of Non- Performing Loans	Percent of Total Gross Loans(1)
	(Dollars in thousands)
Residential	$25,560	26.4%	1.53%	$33,107	27.9%	1.88%	$44,550	19.8%	2.04%
Commercial and industrial	1,684	1.7	0.10	2,915	2.4	0.17	8,217	3.7	0.38
Land and construction	26,919	27.8	1.61	31,787	26.8	1.80	64,229	28.6	2.94
Multi-family	17,296	17.8	1.04	20,652	17.4	1.17	37,762	16.8	1.73
Retail/office	14,057	14.5	0.84	17,523	14.8	1.00	33,817	15.0	1.55
Other commercial real estate	8,150	8.4	0.49	8,165	6.9	0.46	27,963	12.4	1.28
Education(2)	296	0.3	0.02	424	0.3	0.02	762	0.3	0.03
Other consumer	3,040	3.1	0.18	4,217	3.5	0.24	7,624	3.4	0.35

Total	$97,002	100.0%	5.81%	$118,790	100.0%	6.74%	$224,924	100.0%	10.28%

(1)	Gross loans are the unpaid principal balance before the reduction for loans in process, unearned interest and loan fees and the allowance for loans losses.
(2)	Excludes the guaranteed portion of education loans 90+ days past due with an unpaid principal balance totaling $9,583, $13,697 and $24,641 at September 30, 2013, March 31, 2013 and 2012, respectively, that are not considered impaired based on a guarantee provided by government agencies.

The following is a summary of non-performing loan activity for the six months ended September 30, 2013:

	Non- Performing Loans March 31, 2013	Additions	Transfer to Accrual Status	Transfer to OREO	Paid Down	Charged Off	Non- Performing Loans September 30, 2013	Remaining Balance of Loans	Associated ALLL
	(In thousands)
Residential	$33,107	$4,032	$(3,307)	$(2,304)	$(3,812)	$(2,156)	$25,560	$510,347	$13,703
Commercial and industrial	2,915	2,059	(43)	—	(653)	(2,594)	1,684	28,659	4,708
Land and construction	31,787	1,603	(25)	(965)	(4,106)	(1,375)	26,919	73,728	16,502
Multi-family	20,652	350	(347)	(1,476)	(1,764)	(119)	17,295	247,405	8,631
Retail/office	17,523	1,104	(173)	(2,401)	(1,434)	(562)	14,057	160,216	14,266
Other commercial real estate	8,165	5,164	(66)	(3,475)	(1,152)	(486)	8,151	177,260	10,087
Education	424	19	—	—	(147)	—	296	137,812	233
Other consumer	4,217	1,349	(1,057)	(96)	(343)	(1,030)	3,040	237,023	3,723

Total	$118,790	$15,680	$(5,018)	$(10,717)	$(13,411)	$(8,322)	$97,002	$1,572,450	$71,853

Non-performing loans decreased $21.8 million during the six months ended September 30, 2013. The loan categories with the largest decline in non-performing loans during this period were residential (decrease of $7.5 million), land and construction loans (decrease of $4.9 million), retail/office (decrease of $3.5 million) and multi-family (decrease of $3.4 million).

The interest income that would have been recorded during the six months ended September 30, 2013 and 2012 if non-performing loans at the end of the period had been current in accordance with their terms during the period was $2.4 million and $2.5 million, respectively.

Non-Performing Assets

The composition of non-performing assets and related credit metrics are summarized as follows:

	September 30, 2013	March 31,
		2013	2012
	(Dollars in thousands)
Non-accrual loans—excluding troubled debt restructurings	$73,021	$92,503	$148,546
Troubled debt restructurings—non-accrual(1)	23,981	26,287	76,378
OREO	65,897	84,342	88,841

Total non-performing assets	$162,899	$203,132	$313,765

Non-performing loans to gross loans(2)	5.81%	6.74%	10.28%
Non-performing assets to total assets	7.43	8.58	11.25
ALLL to gross loans(2)	4.30	4.53	5.08
ALLL to non-performing loans	74.07	67.19	49.45
ALLL plus OREO valuation allowance to non-performing assets	65.29	57.02	42.62

(1)	Troubled debt restructurings—non-accrual represent non-accrual loans that were modified in a troubled debt restructuring less than six months prior to the period end date or have not performed in accordance with the modified terms for at least six months.
(2)	Gross loans are the unpaid principal balance before the reduction for loans in process, unearned interest and loan fees and the allowance for loans losses.

Loans modified in a troubled debt restructuring due to rate or term concessions that are currently on non-accrual status will remain on non-accrual status for a period of at least six months. If after six months, or a longer period sufficient enough to demonstrate the willingness and ability of the borrower to perform under the modified terms, the borrower has made payments in accordance with the modified terms, the loan is returned to accrual status but retains its status as a troubled debt restructuring. The designation as a troubled debt restructuring is removed in years after the restructuring if both of the following conditions exist: (a) the restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of restructuring for a new loan with comparable risk and (b) the loan is not impaired based on the terms specified by the restructuring agreement.

The following is a summary of non-performing asset activity for the six months ended September 30, 2013:

	Non-Performing Loans(1)	OREO	Total Non- Performing Assets
	(In thousands)
Balance at March 31, 2013	$118,790	$84,342	$203,132
Additions	15,680	—	15,680
Transfers:
Loans to OREO	(10,717)	12,704	1,987
Returned to accrual status	(5,018)	—	(5,018)
Sales	—	(27,116)	(27,116)
Loan charge-offs/OREO net additional write-downs	(8,322)	(4,340)	(12,662)
Capitalized improvements	—	307	307
Payments	(13,411)	—	(13,411)

Balance at September 30, 2013	$97,002	$65,897	$162,899

(1)	Total non-performing loans exclude the guaranteed portion of education loans of $9,583 and $13,697 that are 90 days or more past due but still accruing interest at September 30, 2013 and March 31, 2013.

Loan Delinquencies 30 Days and Over

The following table sets forth information relating to past due loans that were delinquent 30 days and over at the dates indicated.

Days Past Due	September 30, 2013		March 31,
			2013		2012		2011		2010		2009
	Balance	% of Total Gross Loans	Balance	% of Total Gross Loans	Balance	% of Total Gross Loans	Balance	% of Total Gross Loans	Balance	% of Total Gross Loans	Balance	% of Total Gross Loans
	(Dollars in thousands)
30 to 59 days	$8,546	0.51%	$14,294	0.81%	$18,332	0.84%	$46,244	1.72%	$53,105	1.54%	$64,862	1.58%
60 to 89 days	9,581	0.57	10,109	0.57	12,230	0.56	30,479	1.14	53,864	1.56	29,858	0.73
90 days and over	75,661	4.53	92,209	5.23	190,663	8.71	238,256	8.88	217,393	6.31	146,151	3.56

Total	$93,788	5.62%	$116,612	6.61%	$221,225	10.11%	$314,979	11.74%	$324,362	9.42%	$240,871	5.86%

Loans delinquent 30 to 89 days decreased $6.3 million to $18.1 million at September 30, 2013 from $24.4 million at March 31, 2013 as a result of increased monitoring and loss mitigation efforts.

Impaired Loans

At September 30, 2013, we identified $134.6 million of loans as impaired, which included non-accrual loans plus performing troubled debt restructurings. At March 31, 2013, impaired loans were $160.4 million which includes $41.6 million of performing troubled debt restructurings. A loan is identified as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement and thus are placed on non-accrual status.

During the quarter ended September 30, 2011, we adopted Accounting Standards Update No. 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.” This ASU clarifies the guidance on how creditors evaluate whether a restructuring of debt qualifies as a troubled debt restructuring. The adoption of ASU 2011-02 was not material to the results of operations in fiscal year 2011.

The following is additional information regarding impaired loans.

	September 30, 2013	March 31,
		2013	2012	2011	2010	2009
	(In thousands)
Unpaid principal balance of impaired loans:
With specific reserve required	$79,720	$105,522	$173,596	$232,086	$210,422	$124,179
Without a specific reserve	54,831	54,833	123,976	163,605	269,405	103,635

Total impaired loans	134,551	160,355	297,572	395,691	479,827	227,814
Less:
Specific valuation allowance for impaired loans	(30,149)	(29,092)	(44,150)	(54,193)	(60,620)	(30,799)

Carrying amount of impaired loans	$104,402	$131,263	$253,422	$341,498	$419,207	$197,015

Average carrying amount of impaired loans	$114,440	$189,919	$304,060	$442,142	$364,585	$194,923
Loans and troubled debt restructurings on non-accrual status	97,002	118,790	224,924	306,274	399,936	277,814
Troubled debt restructurings—accrual	37,549	41,565	72,648	89,417	79,891	—
Troubled debt restructurings—non-accrual(1)	23,981	26,287	76,378	17,262	44,578	61,460
Loans past due ninety days or more and still accruing(2)	9,583	13,697	30,697	23,629	—	—

(1)	Troubled debt restructurings—non-accrual are included in the loans and troubled debt restructurings on non-accrual status line item above.
(2)	Includes the guaranteed portion of education loans of $9,583, $13,697, $24,641 and $23,629 at September 30, 2013, March 31, 2013, 2012 and 2011, respectively, that were 90+ days past due which continue to accrue interest due to a guarantee provided by government agencies covering approximately 97% of the outstanding balance.

The following table presents interest income recognized on impaired loans on a cash basis:

	For the Six Months Ended September 30,		For the Year Ended March 31,
	2013	2012	2013	2012	2011
	(in thousands)
Interest income recognized on impaired loans on a cash basis	$2,243	$3,744	$5,729	$7,231	$9,818

Allowance for Loan Losses

Like all financial institutions, we must maintain an adequate ALLL. The ALLL is established through a provision for loan losses charged to expense. Loans are charged-off against the ALLL when we believe that repayment of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. The balance in the ALLL is an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectability of loans and prior credit loss experience, together with the other factors discussed in “—Critical Accounting Estimates and Judgments.”

The ALLL consists of general, substandard loan and specific components even though the entire allowance is available to cover losses on any loan. The specific allowance component relates to impaired loans (i.e., non-accrual) and loans reported as troubled debt restructurings. For such loans, an ALLL is established when the discounted cash flows (or collateral value if repayment relies solely on the operation or sale of the collateral) of the impaired loan are lower than the carrying value of that loan. The substandard loan component is primarily associated with loans rated in this category but not in non-accrual status. The general allowance component covers pass and special mention rated loans and is based on historical net loss experience for the past eight quarters, adjusted for various qualitative and quantitative factors. Loans graded substandard and below are individually examined to determine the appropriate ALLL. A reserve for unfunded commitments, letters of credit and repurchase of sold loans is also maintained which is classified in other liabilities.

The general component of the allowance for loan loss methodology incorporates the following quantitative and qualitative risk factors to establish the appropriate general allowance for loan loss at each reporting date.

Quantitative factors include:

•	loan volume and terms;

•	delinquency and charge-off trends;

•	collateral values;

•	credit concentrations;

•	external factors such as competition and legal and regulatory requirements; and

•	portfolio size.

Qualitative factors include:

•	lending policies, procedures and practices;

•	national and local economic conditions;

•	experience, ability and depth of lending management and other relevant staff; and

•	loan review system.

Any changes in the risk factors are based on perceived risk of similar groups of loans classified by collateral type, purpose and terms. Statistics on local trends, peers, and an internal eight quarter net loss history are also incorporated into the allowance methodology. Due to the credit concentration of our loan portfolio in real estate secured loans, the quantitative factor related to the value of collateral is heavily dependent on real estate values in Wisconsin and surrounding states. While management uses the best information available to make its evaluation, future adjustments to the ALLL may be necessary if there are significant changes in economic or other conditions. In addition, the OCC, as an integral part of their examination processes, periodically reviews the Bank’s ALLL, and may recommend adjustments based on their assessment of the adequacy of the ALLL. Management periodically reviews the assumptions and formula used in determining the ALLL and makes adjustments if required to reflect the current risk profile of the portfolio.

For the quarter ended June 30, 2013, the Bank modified its general allowance methodology to increase the historical loss period from a six to seven quarter historical look-back period, and increased the loss period to an eight quarter look-back in quarters beginning with the quarter ended September 30, 2013. The modification was done to reflect a more stable economic environment and to capture additional loss statistics considered reflective of the current portfolio. In addition, as the Bank begins to increase its new loan originations, a new loan risk factor was added to capture the unique risk factor adjustments needed for loans originated after September 2012, reflecting a different risk level as compared to the existing legacy portfolio. The impact to the ALLL at September 30, 2013 after implementing the above modifications was a reduction of the required reserve of $2.0 million as compared to the previous methodology.

The following table presents the ALLL by component:

	September 30, 2013	March 31,
		2013	2012
	(In thousands)
General reserve:
General component	$22,606	$28,163	$37,085
Substandard loan component	19,098	22,560	29,980
Specific reserve	30,149	29,092	44,150

Total ALLL	$71,853	$79,815	$111,215

The following table presents the unpaid principal balance of loans by risk category:

	September 30, 2013	March 31,
		2013	2012
	(In thousands)
Pass(1)	$1,476,682	$1,519,665	$1,740,542
Special mention	24,653	33,363	56,762

Total pass and special mention rated loans	1,501,335	1,533,028	1,797,304
Substandard rated loans, excluding TDR accrual	33,566	49,813	93,207
Troubled debt restructurings—accrual	37,549	41,565	72,648
Non-accrual	97,002	118,790	224,924

Total impaired loans	134,551	160,355	297,572

Total unpaid principal balance	$1,669,452	$1,763,196	$2,188,083

(1)	Includes all accrual residential and consumer loans as these loans are generally not individually rated.

The following table presents credit risk metrics related to the ALLL:

	September 30, 2013	March 31,
		2013	2012
		(Dollars in thousands)
General ALLL/pass and special mention loans	1.5%	1.8%	2.1%

Substandard ALLL/substandard loans, excluding TDR accrual	56.9%	45.3%	32.2%
Specific ALLL/impaired loans	22.4%	16.2%	14.8%
Loans 30 to 89 days past due	$18,127	$24,403	$30,562

The ratio of the general ALLL to pass and special mention rated loans has declined to 1.5% at September 30, 2013 from 1.8% at March 31, 2013 reflecting comparable charge-offs year-over-year. The ratios associated with substandard and impaired loans have both increased from March 31, 2013 to September 30, 2013, reflecting a continued weakness in collateral values associated with these higher risk credits.

The following table summarizes the activity in the ALLL for the periods indicated.

	Six Months Ended September 30,		Year Ended March 31,
	2013	2012	2013	2012	2011	2010	2009
	(Dollars in thousands)
Allowance at beginning of year	$79,815	$111,215	$111,215	$150,122	$179,644	$137,165	$38,285

Charge-offs:
Single-family residential	(2,377)	(3,074)	(6,659)	(6,625)	(17,563)	(5,505)	(11,226)
Multi-family residential	(302)	(1,225)	(2,656)	(4,247)	(14,497)	(12,729)	(10,093)
Commercial real estate	(1,756)	(8,638)	(13,390)	(32,009)	(21,986)	(32,580)	(33,315)
Construction and land	(1,990)	(10,733)	(18,219)	(21,429)	(12,554)	(44,107)	(24,978)
Consumer	(1,393)	(1,827)	(4,946)	(3,259)	(3,302)	(4,322)	(2,310)
Commercial business	(2,768)	(2,210)	(3,483)	(14,993)	(18,984)	(23,040)	(27,002)

Total charge-offs	(10,586)	(27,707)	(49,353)	(82,562)	(88,886)	(122,283)	(108,924)

Recoveries:
Single-family residential	246	737	1,743	1,711	1,522	580	118
Multi-family residential	103	120	327	1,425	653	—	6
Commercial real estate	887	1,897	3,686	2,670	2,331	632	941
Construction and land	475	959	2,787	1,429	1,166	119	141
Consumer	167	54	219	693	299	46	73
Commercial business	471	1,178	1,458	1,840	3,068	1,459	806

Total recoveries	2,349	4,945	10,220	9,768	9,039	2,836	2,085
Net charge-offs	(8,237)	(22,762)	(39,133)	(72,794)	(79,847)	(119,447)	(106,839)

Provision for loan losses	275	2,225	7,733	33,887	50,325	161,926	205,719

Allowance at end of year	$71,853	$90,678	$79,815	$111,215	$150,122	$179,644	$137,165

Net charge-offs to average loans held for sale and for investment(1)	(0.96)%	(2.17)%	(1.97)%	(3.14)%	(2.76)%	(3.30)%	(2.60)%

(1)	Annualized September 2013 and 2012.

Net charge-offs decreased $14.5 million to $8.2 million for the six months ended September 30, 2013. The improvement in net charge-offs reflects the impact of the slow but steady economic recovery and the limited amount of new loan production in the past several years. All practical and legal methods of collection, repossession and disposal are pursued, and high underwriting standards are adhered to in the origination process in order to continue to improve asset quality.

Total charge-offs of $49.4 million and $82.6 million for the fiscal years ending March 31, 2013 and 2012, respectively, decreased $33.2 million and $6.3 million respectively, from the prior fiscal years. Total recoveries increased $452,000 and $729,000 during the fiscal years ended March 31, 2013 and 2012, to $10.2 million and $9.8 million, respectively.

The provision for loan losses decreased $2.0 million to $275,000 for the six months ending September 30, 2013 compared to $2.2 million for the same period ending September 30, 2012. The improvement was largely due to a lower required allowance for losses on impaired loans, reflecting the relatively steady quarter over quarter decreases in non-performing loans since June 2010. Management monitors and evaluates the portfolio on an ongoing basis and also considered the continued decrease in non-accrual loans to total loans as well as the decrease in total non-performing assets to be factors that warranted the decrease in provision for loan losses.

The allowance process is analyzed regularly, with modifications made if needed, and those results are reported monthly to the Bank’s board of directors. Although management believes that the September 30, 2013 ALLL is adequate based upon the current evaluation of loan delinquencies, non-performing assets, charge-off trends, economic conditions and other factors, there can be no assurance that future adjustments to the allowance will not be necessary. Management also continues to pursue all practical and legal methods of collection, repossession and disposal, and adheres to high underwriting standards in the origination process in order to continue to improve asset quality. Determination as to the classification of assets and the amount of valuation allowances is subject to review by the bank regulatory agencies which can recommend the establishment of additional general or specific loss allowances.

The following table presents the allocation of the ALLL in the loan categories previously presented.

	As of March 31,
	2013	% of Loan Type to Total Loans	2012	% of Loan Type to Total Loans	2011	% of Loan Type to Total Loans	2010	% of Loan Type to Total Loans	2009	% of Loan Type to Total Loans
	(Dollars in thousands)
Single-family residential	$14,525	31.1%	$13,027	26.0%	$20,487	24.3%	$20,960	22.3%	$11,154	20.5%
Multi-family residential	10,753	16.3	15,714	19.4	22,358	18.6	26,471	17.9	19,202	16.1
Commercial real estate	26,330	21.1	37,629	21.8	61,836	24.1	75,379	24.5	50,218	24.9
Construction and land	17,498	6.3	31,810	7.9	22,251	8.4	23,908	9.9	30,526	13.0
Consumer	3,637	23.5	2,467	23.3	3,649	21.0	2,650	20.6	3,703	19.7
Commercial business	7,072	1.7	10,568	1.6	19,541	3.6	30,276	4.8	22,362	5.8

Total ALLL	$79,815	100.0%	$111,215	100.0%	$150,122	100.0%	$179,644	100.0%	$137,165	100.0%

The following table presents the associated ALLL as a percentage of the total ALLL in the loan categories previously reported:

	Year Ended March 31,
	2013	2012	2011	2010	2009
Single-family residential	18.2%	11.7%	13.6%	11.7%	8.1%
Multi-family residential	13.5%	14.1%	14.9%	14.7%	14.0%
Commercial real estate	33.0%	33.8%	41.2%	42.0%	36.6%
Construction and land	21.9%	28.6%	14.8%	13.3%	22.3%
Consumer	4.6%	2.2%	2.4%	1.5%	2.7%
Commercial business	8.8%	9.5%	13.0%	16.9%	16.3%

Total ALLL	100.0%	100.0%	100.0%	100.0%	100.0%

Other Real Estate Owned

OREO net decreased $18.4 million to $65.9 million during the six months ended September 30, 2013. Individual properties included in OREO at September 30, 2013 with a recorded balance in excess of $1 million are listed below:

Description	Location	Carrying Value
		(in thousands)
Raw Land	Northeast Wisconsin	$3,187

Commercial Building	Northwest Wisconsin	2,355
Commercial Building	Northwest Wisconsin	1,441

Raw Land	South Central Wisconsin	2,231
Commercial Building	South Central Wisconsin	1,925
Raw Land	South Central Wisconsin	1,352
Raw Land	South Central Wisconsin	1,238
Condo Lot	South Central Wisconsin	1,161
Commercial Building	South Central Wisconsin	1,123
Raw Land	South Central Wisconsin	1,105
Commercial Lot	South Central Wisconsin	1,105

Commercial Building	Southeast Wisconsin	3,824
Raw Land	Southeast Wisconsin	3,680
Commercial Building	Southeast Wisconsin	2,054
Commercial Building	Southeast Wisconsin	1,266
Raw Land	Southeast Wisconsin	1,162
Commercial Building	Southeast Wisconsin	1,063

Other properties individually less than $1 million		34,625

		$65,897

Foreclosed properties are recorded at fair value less cost to sell upon transfer to OREO with shortfalls, if any, charged to the ALLL. Subsequent decreases in the valuation of OREO are recorded in a valuation account for the foreclosed property with a corresponding charge to OREO expense, net. The fair value is primarily based on appraisals. On a quarterly basis, the carrying values of OREO properties are reviewed and appropriate adjustments made based upon updated appraisals, broker opinions or signed sales contracts. For appraisals received over one year ago, management considers broker and market analysis to update the estimated fair value. Incremental valuation adjustments may be recognized in the statement of operations if, in the opinion of management, additional losses are deemed probable.

Compliance, Strategic and/or Reputational Risk Management

Compliance risk represents the risk of regulatory sanctions, reputational impact or financial loss resulting from our failure to comply with regulations and standards of good banking practice. Activities which may expose us to compliance risk include, but are not limited to, those dealing with the prevention of money laundering, privacy and data protection, community reinvestment initiatives, fair lending challenges and employment and tax matters. We have a separate department with individuals having specialized training and experience tasked with ensuring compliance with state and federal public interest, consumer, and civil rights oriented banking laws and regulations.

Strategic and/or reputation risk represents the risk of loss due to damage to reputation, failure to fully develop and execute business plans, failure to assess current and new opportunities in business, markets and products and any other event not identified in the defined risk types mentioned previously. Mitigation of the various risk elements that represent strategic and/or reputation risk is achieved through initiatives to help us better understand, monitor and report on the various risks.

Liquidity Risk Management

Liquidity risk is the risk of potential loss if we were unable to meet our funding requirements at a reasonable cost. Liquidity risk is managed at both the Bank and the Company to help ensure that cost-effective funding can be obtained to meet current and future obligations.

The largest source of liquidity on a consolidated basis is the deposit base that originates from retail and corporate banking businesses. Other borrowed funds are available from a diverse mix of short-and long-term funding sources. Liquid assets and unused borrowing capacity from a number of sources are also available to maintain an adequate liquidity position.

Liquidity and Capital Resources

On an unconsolidated basis, our sources of funds include dividends from our subsidiaries, including the Bank, interest on its investments, loan sales and returns on its real estate held for sale. As a condition of the C&D Orders, the Bank is currently prohibited from paying dividends to the Company without the prior approval of the OCC. The Company currently finances its operations through cash on hand and, to a lesser extent, interest on investments and dividends from its non-Bank subsidiaries. A significant amount of our consolidated operating expenses are incurred and paid directly by the Company’s subsidiaries.

The Bank’s primary sources of funds are payments on loans and securities, deposits from retail and wholesale sources, FHLB of Chicago advances and other borrowings. The Bank is currently prohibited from obtaining new brokered deposits pursuant to the terms of the C&D Orders. As of September 30, 2013, we had outstanding borrowings from the FHLB of Chicago of $16.5 million. The total maximum credit capacity at the FHLB of Chicago based on the existing stock holding as of September 30, 2013 was $512.6 million, subject to collateral availability. Total credit capacity based on the value of the existing collateral pledged was $506.9 million. After all credit exposure, the remaining credit available is $452.0 million.

We have “pre-change losses” that we anticipate using to reduce our future taxable income. Our ability to use these losses will be limited if we experience an “ownership change” as defined in Section 382 of the Code. At the time of the Recapitalization, we obtained an opinion of KPMG LLP that the Recapitalization should not cause us to experience an ownership change within the meaning of Section 382, and we believe the sale of our common stock offered in this offering also will not cause such an ownership change. Due to the complexity of Section 382, however, it is difficult to conclude with certainty at any given point in time whether an ownership change has occurred. While the Tax Attribute Preservation Provision has been included in our Amended Charter to prohibit and void ab initio future transactions in our common stock that would result in an ownership change, such an ownership change nevertheless could occur in the future, which likely would have a material adverse effect on our results of operations and financial condition. Further, this provision may limit our ability to raise capital by selling shares of our common stock.

Investment Securities

Investment securities are subject to inherent risks based upon the future performance of the underlying collateral (i.e., mortgage loans) for these securities. Among these risks are prepayment risk, interest rate risk and credit risk. Should general interest rate levels decline, the mortgage-related securities portfolio would be subject to (i) prepayments as borrowers typically would seek to obtain financing at lower rates, (ii) a decline in interest income received on adjustable-rate mortgage-related securities, and (iii) an increase in fair value of fixed-rate mortgage-related securities. Conversely, should general interest rate levels increase, the mortgage-related securities portfolio would be subject to (i) a longer term to maturity as borrowers would be less likely to prepay their loans, (ii) an increase in interest income received on adjustable-rate mortgage-related securities, (iii) a decline in fair value of fixed-rate mortgage-related securities, (iv) a decline in fair value of adjustable-rate mortgage-related securities to an extent dependent upon the level of interest rate increases, the time period to the next interest rate repricing date for the individual security and the applicable periodic (annual and/or lifetime) cap which could limit the degree to which the individual security may reprice within a given time period and

(v) should default rates and loss severities increase on the underlying collateral of mortgage-related securities, credit losses may be experienced, which are recognized in earnings as net impairment losses.

Capital Purchase Program

On January 30, 2009, pursuant to the Treasury’s Capital Purchase Program (the “CPP”), we issued and sold to the Treasury the TARP Preferred Stock and the TARP Warrant. On September 27, 2013, pursuant to the Plan of Reorganization, we (i) exchanged the TARP Preferred Stock for 60.0 million shares of common stock (adjusted to 300,000 common shares as a result of the Reverse Stock Split) and (ii) cancelled the TARP Warrant in its entirety. Following the effectiveness of the Plan of Reorganization, the Treasury consummated the Secondary Treasury Sales.

Loan Commitments

At September 30, 2013, the Bank had outstanding commitments to originate loans of $39.7 million and commitments to extend funds to, or on behalf of, customers pursuant to lines and letters of credit of $194.0 million. Scheduled maturities of certificates of deposit for the Bank during the twelve months following September 30, 2013 amounted to $420.0 million. Scheduled maturities of borrowings during the same period totaled $6.5 million for the Bank. Management believes adequate resources are available to fund all Bank commitments to the extent required.

Other

We previously participated in the Mortgage Partnership Finance Program of the FHLB of Chicago (“MPF Program”). Pursuant to the credit enhancement feature of the MPF Program, we have retained a secondary credit loss exposure in the amount of $15.9 million at September 30, 2013 related to approximately $227.6 million of residential mortgage loans that the Company has originated as agent for the FHLB of Chicago. Under the credit enhancement, the FHLB of Chicago is liable for losses on loans up to 1% of the original delivered loan balances in each pool. We are then liable for losses over and above the first position up to a contractually agreed-upon maximum amount in each pool that was delivered to the MPF Program. We receive a monthly fee for this credit enhancement obligation based on the outstanding loan balances. The monthly fee received is net of losses under the MPF Program. The MPF Program was discontinued in 2008 in its present format and we no longer fund loans through the MPF Program.

The Bank has previously entered into agreements with certain brokers that provided deposits obtained from their customers at specified interest rates for an identified fee (“brokered deposits”). At September 30, 2013, the Bank had no brokered deposits. The C&D Order of the Bank prohibits the Bank from accepting, renewing or rolling over brokered deposits without prior approval of the OCC.

Regulatory Capital

Under federal law and regulation, the Bank is required to meet tier 1 leverage, tier 1 risk-based and total risk-based capital requirements. The tier 1 leverage ratio is alternatively referred to as the tier 1 (core) capital ratio. Tier 1 capital primarily consists of stockholders’ equity minus certain intangible assets and unrealized gains/losses on available-for-sale securities. Total risk-based capital primarily consists of tier 1 capital plus a qualifying portion of the ALLL. The risk-based capital requirements presently address credit risk related to both recorded and off-balance sheet commitments and obligations.

The C&D Orders also required that by no later than December 31, 2009 and thereafter, the Bank meet and maintain both a tier 1 (core) capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 12%. The Bank was required to submit to the OTS, and has submitted, a written capital contingency plan, a problem asset plan, a revised business plan, and an implementation plan resulting from a review of commercial lending practices.

At September 30, 2013, the Bank had a tier 1 (core) capital ratio of 9.06%, a tier 1 risk-based capital ratio of 14.99% and a total risk-based capital ratio of 16.30%, each meeting the required capital ratios set forth above. As a result of the Plan of Reorganization and the recapitalization of the Bank, the Bank is in compliance with the tier 1 (core) capital and total risk-based capital ratios as required by the C&D Orders. All customer deposits remain fully insured to the highest limits set by the FDIC.

Our ability to meet our short-term liquidity and capital resource requirements may be subject to our ability to obtain additional debt financing and equity capital. We may increase our capital resources through offerings of equity securities (possibly including common shares and one or more classes of preferred shares to the extent not limited by the Amended Charter and applicable regulatory restrictions), commercial paper, medium-term notes, securitization transactions structured as secured financings, and senior or subordinated notes.

The following summarizes the Bank’s capital levels and ratios and the levels and ratios required by its federal regulators to be considered well capitalized at September 30, 2013, March 31, 2013 and 2012 under standard PCA guidelines:

			Minimum Required
	Actual		To be Adequately Capitalized		To be Well Capitalized		Under the C&D Orders
	Capital	Ratio	Capital	Ratio	Capital	Ratio	Capital	Ratio
	(Dollars in thousands)
September 30, 2013
Tier 1 leverage(1)	$197,962	9.06%	$87,430	4.00%	$109,288	5.00%	$174,860	8.00%
Tier 1 risk-based capital(2)	197,962	14.99	52,821	4.00	79,231	6.00	N/A	N/A
Total risk-based capital(3)	215,209	16.30	105,642	8.00	132,052	10.00	158,463	12.00
March 31, 2013
Tier 1 leverage(1)	$107,272	4.53%	$94,775	4.00%	$118,469	5.00%	$189,551	8.00%
Tier 1 risk-based capital(2)	107,272	7.71	55,655	4.00	83,483	6.00	N/A	N/A
Total risk-based capital(3)	125,459	9.02	111,311	8.00	139,139	10.00	166,966	12.00
March 31, 2012
Tier 1 leverage(1)	$125,894	4.51%	$111,685	4.00%	$139,606	5.00%	$223,370	8.00%
Tier 1 risk-based capital(2)	125,894	7.11	70,850	4.00	106,276	6.00	N/A	N/A
Total risk-based capital(3)	149,141	8.42	141,701	8.00	77,126	10.00	212,551	12.00

(1)	Tier 1 capital divided by adjusted total assets.
(2)	Tier 1 capital divided by total risk-weighted assets.
(3)	Total risk-based capital divided by total risk-weighted assets.

The following table reconciles the Bank’s stockholders’ equity to regulatory capital at September 30, 2013, March 31, 2013 and 2012:

	September 30, 2013	March 31,
		2013	2012
		(In thousands)
Stockholders’ equity of the Bank	$195,189	$112,796	$128,071
Less: Disallowed servicing assets	(1,236)	(1,945)	(2,045)
Accumulated other comprehensive income	4,009	(3,579)	(132)

Tier 1 capital	197,962	107,272	125,894
Plus: Allowable allowance for loan losses	17,247	18,187	23,247

Total risk-based capital	$215,209	$125,459	$149,141

We are a separate and distinct legal entity from our subsidiaries, including the Bank. As a holding company without independent operations, our liquidity (on an unconsolidated basis) is primarily dependent upon our ability to raise debt or equity capital from third parties and the receipt of dividends from the Bank. We receive substantially all of our revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on our common stock. Various federal and/or state laws and regulations, including the C&D Orders, limit the amount of dividends that the Bank may pay us. Additionally, if the Bank’s earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, our ability to make dividend payments to our common stockholders will be negatively impacted. As noted above, under the C&D Orders, the Bank is currently prohibited from paying any dividends or making any loans to the Company without the prior approval of the OCC. At September 30, 2013, our cash and cash equivalents, on an unconsolidated basis, amounted to $4.3 million. The Company currently finances its operations through cash on hand and, to a lesser extent, interest on investments and dividends from its non-Bank subsidiaries. A significant amount of our consolidated operating expenses are incurred and paid directly by the Company’s subsidiaries.

Credit Agreement

As of March 31, 2013, we had drawn a total of $116.3 million pursuant to the Credit Agreement at a weighted average interest rate of 15.0%, on a short term line of credit to various lenders led by the Administrative Agent. On September 27, 2013, pursuant to the Plan of Reorganization, we satisfied all of our obligations under the Credit Agreement through a cash payment to the Lenders of $49.0 million (plus expense reimbursement as contemplated by the Credit Agreement) and the Credit Agreement was terminated. We recorded $134.5 million extinguishment of debt in the results of operations during the six months ended September 30, 2013.

Contractual Obligations and Commitments

At March 31, 2013, on a consolidated basis we had outstanding commitments to originate $34.7 million of loans and commitments to extend credit to or on behalf of customers pursuant to lines and letters of credit of $168.4 million. Commitments to extend credit typically have a term of less than one year. Management believes adequate capital and borrowings are available from various sources to fund all commitments to the extent required.

The following table summarizes our contractual principal cash obligations and other commitments at March 31, 2013:

	Payment Due by Period
Contractual Obligations	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
	In thousands
FHLB of Chicago advances	$11,500	$—	$100,000	$86,000	$197,500
Credit agreement	116,300	—	—	—	116,300
Repurchase agreements	3,425	—	—	—	3,425

Total other borrowed funds	131,225	—	100,000	86,000	317,225
Certificates of deposit	479,767	121,503	57,706	—	658,976
Other deposits	1,366,029	—	—	—	1,366,029
Operating lease obligations	1,480	2,599	2,078	6,271	12,428

Total contractual obligations	$1,978,501	$124,102	$159,784	$92,271	$2,354,658

In May 2009, we began deferring payments of dividends on our preferred stock. The dividends on the preferred stock are recorded only when declared. At March 31, 2013, the cumulative amount of dividends in arrears not declared, along with compounding at 5% per annum on the unpaid dividends, was $25.3 million. Nothing remained payable as of September 30, 2013 as these accrued dividends and interest were satisfied as part of the Plan of Reorganization.

As of September 30, 2013, balances on our contractual principal cash obligations and other commitments were significantly lower as a result of the satisfaction of all obligations under the Credit Agreement in full, the prepayment of $176.0 million FHLB of Chicago borrowings and declines in certificates of deposits to $585.5 million as higher cost deposits either matured or renewed at lower rates.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of a loss in earnings or economic value due to adverse movements in market factors such as interest rates, credit spreads, foreign exchange rates, and equity prices. We are exposed to market risk primarily by our involvement in, among others, traditional banking activities of taking deposits and extending loans.

Asset/Liability Management

The business of the Company and the composition of its consolidated balance sheet consist of investments in interest-earning assets (primarily loans, mortgage-backed securities, and other securities) that are largely funded by interest-bearing liabilities (deposits and borrowings). All of the financial instruments of the Company as of September 30, 2013 were held for other-than-trading purposes. Such financial instruments have varying levels of sensitivity to changes in market rates of interest. The Company’s net interest income is dependent on the amounts of and yields on its interest-earning assets as compared to the amounts of and rates on its interest-bearing liabilities. Net interest income is therefore sensitive to changes in market rates of interest.

The Company’s asset/liability management strategy is to maximize net interest income while limiting exposure to risks associated with changes in interest rates. This strategy is implemented by the Company’s ongoing analysis and management of its interest rate risk. A principal function of asset/liability management is to coordinate the levels of interest-sensitive assets and liabilities to manage net interest income changes within limits in times of fluctuating market interest rates.

Interest rate risk results when the maturity or repricing intervals and interest rate indices of the interest-earning assets, interest-bearing liabilities, and off-balance-sheet financial instruments are different, thus creating a risk that will result in disproportionate changes in the value of and the net earnings generated from these instruments. The Company’s exposure to interest rate risk is managed primarily through the strategy of selecting the types and terms of interest-earning assets and interest-bearing liabilities that generate favorable earnings while limiting the potential negative effects of changes in market interest rates. Because the primary source of interest-bearing liabilities is customer deposits, the Company’s ability to manage the types and terms of such deposits may be somewhat limited by customer maturity preferences in the market areas in which the Company operates. Deposit pricing is competitive with promotional rates frequently offered by competitors. Borrowings, which include FHLB of Chicago advances, short-term borrowings, and long-term borrowings, are generally structured with specific terms which, in management’s judgment, when aggregated with the terms for outstanding deposits and matched with interest-earning assets, reduce the Company’s exposure to interest rate risk. The rates, terms, and interest rate indices of the interest-earning assets result primarily from the Company’s strategy of investing in securities and loans (a portion of which have adjustable rates). This permits the Company to limit its exposure to interest rate risk, together with credit risk, while at the same time achieving a positive interest rate spread from the difference between the income earned on interest-earning assets and the cost of interest-bearing liabilities.

Management uses a simulation model for internal asset/liability management. The model uses maturity and repricing information for securities, loans, deposits, and borrowings plus repricing assumptions on products without specific repricing dates (e.g., savings and interest-bearing demand deposits), to calculate the cash flows, income, and expense of assets and liabilities. In addition, the model computes a theoretical market value of equity by estimating the market values of its assets and liabilities using present value methodology. The model also projects the effect on earnings and theoretical value under various interest rate change scenarios. The Company’s exposure to interest rates is reviewed on a monthly basis by senior management and the Board.

Net Interest Income Sensitivity Analysis

The Company performs a net interest income sensitivity analysis as part of its asset/liability management processes. Net interest income sensitivity analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of change in net interest income in the event of sudden and sustained 100 and 200 basis point increases in market interest rates. The table below presents the projected changes in twelve-month cumulative net interest income for the various rate shock levels at September 30, 2013 and March 31, 2013, respectively.

	200 Basis Point Rate Increase	100 Basis Point Rate Increase
September 30, 2013	4.9%	2.3%
March 31, 2013	14.9%	7.3%

As a result of current market conditions, 100 and 200 basis point decreases in market interest rates are not applicable for 2013 as those decreases would result in some deposit interest rate assumptions falling below zero. Nonetheless, the Company’s net interest income may decline in declining rate environments as yields on earning assets could continue to adjust downward.

As shown above, at September 30, 2013, the effect of an immediate 200 basis point increase in interest rates would increase the Company’s net interest income by 4.9%. The net interest income sensitivity for March 31, 2013 has been restated to reflect a change in methodology that has been implemented to segregate nonaccrual loans in the model. The reduced interest rate sensitivity reflects the impact of the prepayment of $176.0 million of long term fixed rate FHLB of Chicago advances. Overall net interest income sensitivity remains within the Company’s and recommended regulatory guidelines.

The changes in the Company’s net interest income reflected above were due, in large part, to the optionality on both sides of the balance sheet. The changes in net interest income over the one year horizon for September 30, 2013 under the 1.0% and 2.0% increases in market interest rates scenarios are reflective of this optionality. In general, in a rising rate environment, yields on loans and investment securities are expected to re-price upwards more quickly than the cost of funds.

Mortgage-backed securities, including adjustable rate mortgage pools, are modeled in the above analysis based on their estimated repricing or principal paydowns obtained from outside analytical sources. Loans are modeled in the above analysis based on contractual maturity or contractual repricing dates, coupled with principal prepayment assumptions. Deposits are based on management’s analysis of industry trends and customer behavior.

The Company also uses these assumptions to estimate the market value of equity and the market risk to this value due to changes in interest rates. This focus helps model risks embedded in the balance sheet over a longer time horizon than the net interest income simulation. The calculation is based on the present value of projected future cash flows. As of September 30, 2013, the projected changes for the market value of equity were within the Company’s policy limits.

Computations of the prospective effects of hypothetical interest rate changes are dependent on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates. These computations should not be relied upon as indicative of actual results. Actual values may differ from those projections set forth above, should market conditions vary from assumptions used in preparing the analyses. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Because such assumptions can be no more than estimates, certain assets and liabilities modeled as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes than those estimated. Also, the renewal or repricing of certain assets and liabilities can be discretionary and subject to competitive and other pressures. Therefore, the rate sensitivity results included above do not and cannot necessarily indicate the actual future impact of general interest rate movements on the Company’s net interest income.

Critical Accounting Estimates and Judgments

The consolidated financial statements are prepared by applying certain accounting policies. Certain of these policies require management to make estimates and strategic or economic assumptions that may prove inaccurate or are subject to variations that may significantly affect the reported results and financial position for the period or in future periods. Some of the more significant policies are as follows:

Fair Value Measurements

Management must use estimates, assumptions, and judgments when assets and liabilities are required to be recorded at, or adjusted to reflect, fair value under the generally accepted accounting principles in the United States. This includes the initial measurement at fair value of the assets acquired and liabilities assumed in acquisitions qualifying as business combinations, foreclosed properties and repossessed assets and the capitalization of mortgage servicing rights. The valuation of both financial and nonfinancial assets and liabilities in these transactions requires numerous assumptions and estimates and the use of third-party sources including appraisers and valuation specialists.

Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. Assets and liabilities measured at fair value on a recurring basis include available for sale securities, loans held for sale, interest rate lock commitments and forward contracts to sell mortgage loans. Assets and liabilities measured at fair value on a non-recurring basis may include mortgage servicing rights, certain impaired loans and OREO. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such third-party information is not available, fair value is estimated primarily by using cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, or estimates in any of these areas could materially impact future financial condition and results of operations.

Available-for-Sale Securities

Declines in the fair value of available-for-sale securities below their amortized cost that are deemed to be other-than-temporary are reflected in earnings as unrealized losses. In estimating other-than-temporary impairment losses on debt securities, management considers many factors which include: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) our intent and ability to retain our ownership in a security for a period of time sufficient to allow for any anticipated recovery in fair value. To determine if other-than-temporary impairment exists on a debt security, we first determine if (a) we intend to sell the security or (b) we are more likely than not that we will be required to sell the security before our anticipated recovery. If either of the conditions is met, we will recognize an other-than-temporary impairment loss in earnings equal to the difference between the fair value of the security and our amortized cost. If neither of the conditions is met, we determine (a) the amount of the impairment related to credit loss and (b) the amount of the impairment due to all other factors. The difference between the present values of the cash flows expected to be collected, discounted at the purchase yield or current accounting yield of the security, and the amortized cost basis is the credit loss. The credit loss is the amount of impairment deemed other-than-temporary and recognized in earnings and is a reduction to the cost basis of the security. The amount of impairment related to all other factors (i.e., non-credit) is deemed temporary and included in accumulated other comprehensive income (loss).

Allowance for Loan Losses

The ALLL is a valuation account for probable and inherent losses incurred in the loan portfolio. Management maintains an ALLL – and separately a reserve for unfunded loan commitments, letters of credit and repurchase of sold loans in other liabilities – at levels that we believe to be adequate to absorb estimated probable credit losses incurred in the loan portfolio. The adequacy of the ALLL is determined based on periodic evaluations of the loan portfolios and other relevant factors. The ALLL is comprised of general, substandard loan and specific components. Even though the entire allowance is available to cover losses on any loan, specific allowances are provided on impaired loans pursuant to accounting standards. The general allowance is based on historical loss experience, adjusted for quantitative and qualitative factors. At least quarterly, management reviews the assumptions and methodology related to the general allowance in an effort to update and refine the estimate.

In determining the general allowance, the loan portfolio is segregated by purpose and collateral type. By doing so, trends in borrower behavior and loss severity are more easily identified. For each class of loan, a historical loss factor is computed. In determining the appropriate period of activity to use in computing the historical loss factor we look at trends in quarterly net charge-off rates. It is management’s intention to utilize a period of activity that is most reflective of current experience. Changes in the historical period are made when there is a distinct change in the trend of net charge-off experience or other factors. Given the changes in the credit market that have occurred since 2008, management reviews each class’s historical losses by quarter for any trends that would indicate that a different look back period would be more representative of current experience.

Historical loss rates used to calculate the general allowance are adjusted by values assigned to six quantitative factors and four qualitative factors which are listed in the preceding section titled “—Risk Management—Allowance for Loan Losses.” In determining the appropriate value to assign to a particular factor, if any, management compares the current underlying facts and circumstances with respect to that factor with those in the historical periods. Values assigned to factors are modified when changes in the environment relative to that quantitative or qualitative factor are deemed to be significant. Management will continue to analyze the factors on a quarterly basis, adjusting the historical loss rates as necessary, to a rate believed to be appropriate for the probable and inherent risk of loss in the portfolio.

For the quarter ended June 30, 2013, the Bank modified its general allowance methodology to increase the historical loss period from a six to seven quarter historical look-back period and increased to an eight quarter look-back beginning in the quarter ended September 30, 2013. The modification was done to reflect a more stable economic environment and to capture additional loss statistics considered reflective of the current portfolio. In addition, as the Bank begins to increase its new loan originations, a new loan risk factor was added to capture the unique risk factor adjustments needed for loans originated after September 30, 2012, reflecting a different risk level as compared to the existing legacy portfolio. The impact to the ALLL at September 30, 2013 after implementing the above modifications was a reduction of the required reserve of $2.0 million as compared to the previous methodology.

Specific allowances are determined as a result of an impairment review process. When a loan is identified as impaired it is evaluated for loss using either the fair value of collateral method or the present value of expected cash flows method. If the present value of expected cash flows or the fair value of collateral exceeds the Bank’s carrying value of a loan no loss is anticipated and no specific reserve is established. However, if the carrying value of a loan is greater than the present value of expected cash flows or fair value of collateral a specific reserve is established. In either situation, loans identified as impaired are excluded from the calculation of the general allowance.

The process that determines the substandard loan ALLL component produces results consistent with the specific ALLL process, however is applicable to substandard rated loans that are not considered impaired.

We regularly obtain updated appraisals for real estate collateral dependent loans for which we calculate impairment based on the fair value of collateral. Loans having an unpaid principal balance of $250,000 or less in a homogenous pool of assets do not require an impairment analysis and, therefore, updated appraisals may not be obtained until the foreclosure or sheriff sale occurs. Due to certain limitations, including, but not limited to, the availability of qualified appraisers, the time necessary to complete acceptable appraisals, the availability of comparable market data and information, and other considerations, in certain instances current appraisals are not readily available.

The determination of value on an individually reviewed loan is estimated using an appraisal discounted by 15%, 25% or 35% depending on whether the appraisal is (a) current, (b) improved land or commercial real estate

(“CRE”) greater than a year old, or (c) unimproved land greater than a year old, respectively. The 15% discount represents an estimate of selling costs and potential taxes and other expenses the Bank may need to incur to dispose of a property. The additional discounts on appraisals greater than a year old of 10% and 20% on improved land/CRE and unimproved land, respectively, reflect the decrease in collateral values during fiscal years ended March 31, 2011, 2012 and 2013. These percentages are supported by the Bank’s analysis of appraisal activity over the past 12 months.

Loans are considered to be non-performing at such time that they become ninety days past due or earlier if a loss is deemed probable. At the time a loan is determined to be non-performing it is downgraded per our loan rating system, it is placed on non-accrual, and an allowance consistent with our historical experience for similar “substandard” loans is established. Within ninety days of this determination a comprehensive analysis of the loans is completed, including ordering new appraisals, where necessary, and an adjustment to the estimated allowance is recognized to reflect the impaired value of the loan based on the underlying collateral or the discounted cash flows. Until such date at which an updated appraisal is obtained, when deemed necessary, we apply discounts to the existing appraisals in estimating the fair value of collateral as described above.

Management considers the ALLL at September 30, 2013 to be at an acceptable level, although changes may be necessary if future economic and other conditions differ substantially from the current environment. Although the best information available is used, the level of the ALLL remains an estimate that is subject to significant judgment and short-term change. To the extent actual outcomes differ from our estimates, additional provision for loan losses may be required that would reduce future earnings.

Foreclosure

Real estate acquired by foreclosure or by deed in lieu of foreclosure and other repossessed assets are held for sale and are initially recorded at fair value less estimated selling costs at the date of foreclosure, establishing a new cost basis. Any write down to fair value less estimated selling costs is charged to the ALLL. If the fair value exceeds the net carrying value of the loans, recoveries to the ALLL are recorded to the extent of previous charge-offs, with any excess, which is infrequent, recognized as a gain in non-interest income. Subsequent to foreclosure, updated appraisals are generally obtained on an annual basis and the assets are adjusted to the lower of cost or fair value, less estimated selling expenses. Costs relating to the development and improvement of the property may be capitalized. Holding period costs and subsequent changes to the valuation allowance are charged to OREO expense, net included in non-interest expense. Incremental valuation adjustments may be recognized in the Statement of Operations if, in the opinion of management, additional losses are deemed probable.

Mortgage Servicing Rights

MSRs are initially recorded as an asset, measured at fair value, when loans are sold to third parties with servicing rights retained. MSR assets are amortized in proportion to, and over the period of, estimated net servicing revenues. The carrying value of these assets is periodically reviewed for impairment using a lower of amortized cost or fair value methodology. The fair value of the servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. For purposes of measuring impairment, the underlying loans are stratified into relatively homogeneous pools based on predominant risk characteristics which include product type (i.e., fixed, adjustable or balloon) and interest rate bands. If the aggregate carrying value of the capitalized mortgage servicing rights for a stratum exceeds its fair value, MSR impairment is recognized in earnings for the difference. As the loans are repaid and net servicing revenue is earned, the MSR asset is amortized as an offset in loan servicing income. Servicing revenues are expected to exceed this amortization expense. However, if actual prepayment experience or defaults exceed what was originally anticipated, net servicing revenues may be less than expected and mortgage servicing rights may be impaired.

Income Taxes

Our provision for federal income taxes results in the recognition of a deferred tax liability or deferred tax asset computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and our reported amount in the consolidated financial statements that will produce taxable income or deductible expenses in future periods. We regularly review the carrying amount of our net deferred tax assets (net of deferred tax liabilities) to determine if the establishment of a valuation allowance is necessary. If based on the available evidence, it is more likely than not that all or a portion of our net deferred tax assets will not be realized in future periods, a deferred tax valuation allowance would be established. Consideration is given to various positive and negative factors that could affect the realization of the net deferred tax assets.

In evaluating this available evidence, management considers, among other things, historical financial performance, expectation of future earnings, the ability to carry back losses to recoup taxes previously paid, length of statutory carry forward periods, experience with operating loss and tax credit carry forwards not expiring unused, tax planning strategies and timing of reversals of temporary differences. Significant judgment is required in assessing future earnings trends and the timing of reversals of temporary differences. Our evaluation is based on current tax laws as well as management’s expectations of future performance.

As a result this evaluation, a full valuation allowance has been established against the net deferred tax asset.

Revenue Recognition

The Corporation derives net interest and non-interest income from various sources, including:

•	lending,

•	securities portfolio,

•	customer deposits,

•	loan servicing, and

•	sale of loans and securities.

We also earn fees and commissions from issuing loan commitments, standby letters of credit and financial guarantees and selling various insurance products. Revenue earned on interest-earning assets including the accretion of fair value adjustments on discounts for purchased loans is recognized based on the effective yield of the financial instrument.

Recent Accounting Pronouncements. Refer to Note 1 of our unaudited consolidated financial statements for a description of recent accounting pronouncements including the respective dates of adoption and effects on results of operations and financial condition.

DESCRIPTION OF BUSINESS

Overview of Business Operations

We are a savings and loan holding company headquartered in Madison, Wisconsin. We offer a broad range of financial services through the Bank. The Bank offers financial services through 54 full-service banking offices throughout our market area, which we define as the greater Madison, Fox Valley and suburban Milwaukee regions of Wisconsin. We believe that our markets exhibit attractive demographic attributes and present favorable competitive dynamics with long-term growth opportunities. Our strategy focuses on building a strong commercial banking franchise with meaningful market share and growing revenues complemented by operational efficiencies that we believe can produce attractive risk-adjusted returns. As of September 30, 2013, on a consolidated basis, we had total assets of approximately $2.19 billion, total loans of approximately $1.65 billion, total deposits of approximately $1.94 billion, and total stockholders’ equity of approximately $201 million.

We are the third largest bank headquartered in Wisconsin, and we currently rank seventh in this market in terms of deposits and mortgage originations. We are led by a team of experienced bankers, most of whom have significant experience in the Wisconsin banking markets. The Bank’s core businesses are currently primarily dedicated to providing quality, personalized financial and investment services to local businesses and individuals. Our commercial banking services include cash management, working capital lines of credit, term loans for fixed asset acquisitions, commercial mortgages, other forms of asset-based financing, construction and multi-family mortgage loans, commercial real estate and commercial loans. We also offer a wide range of consumer banking services, including residential mortgage loans, consumer loans, checking and savings accounts, money market and interest-bearing checking accounts, certificates of deposit, and individual retirement accounts. We believe our presence in the markets in which we serve, our local market knowledge and our ability to make responsive decisions at the local level give us the ability to tailor our products and services to meet our client’s specific needs. As we work to transition the Bank from a traditional mortgage-based lender to a commercially-focused, full service community bank, we continue to seek and recruit seasoned commercial banking talent and transition our corporate culture toward building relationships and pursuing cross-selling opportunities through a sales and service model.

We also have a non-banking subsidiary, IDI, a Wisconsin corporation which has historically invested in real estate partnerships. During 2010, IDI sold substantially all of its assets and its investment activities have been significantly curtailed.

The Bank has one wholly owned subsidiary, ADPC Corporation, a Wisconsin corporation, which holds and develops certain of the Bank’s foreclosed properties.

Corporate Structure

Our Markets

Our market area is concentrated in Wisconsin’s greater Madison, Fox Valley and suburban Milwaukee regions. Collectively, these areas account for nearly half of Wisconsin’s population and we believe they provide a desirable platform for long-term local and regional growth. Our headquarters is located in the attractive market of Madison, Wisconsin, where we have 18 branches within Dane County. Madison is the state capital and home to both state and county governments, as well as the University of Wisconsin-Madison. Dane County has enjoyed steady population growth of 3.2% annually since 2010, a median household income 17.3% above the national average and relatively low unemployment at 4.5% versus the national average of 7.3% (each as of September 2013), according to the U.S. Census data. Madison was named the #8 best city to raise a family by Parenting Magazine in 2012. Madison was also named America’s 14th Most Recession-Proof City by CNNMoney.com in September of 2010.

We have seven branches located in Wisconsin’s Fox Valley region, consisting primarily of the cities of Appleton and Oshkosh and their associated satellite communities. We also have an additional seven branches in the greater Milwaukee area, one of the largest metropolitan areas in the Midwest and home to approximately 1.6 million people and close to 60,000 businesses according to SNL Financial LC. Our remaining 22 locations are community based locations distributed primarily in counties adjacent to Dane County and the southwestern counties of Wisconsin.

Competitive Strengths

In addition to our presence in these attractive markets, we believe that we are well-positioned to grow our franchise and create value for our stockholders as a result of the following competitive strengths:

•	Experienced and respected management team with a proven track record. Our President and Chief Executive Officer Chris Bauer joined us in 2009 and recruited an executive management team, bringing in highly experienced community bankers with extensive knowledge of the Wisconsin banking market. Each of these executives has significant experience at nationally recognized mid- to large-cap commercial banking institutions. Mr. Bauer has 37 years of financial services experience, with a combined 16 years as bank president at First Wisconsin Bank and Firstar Bank Milwaukee, N.A.

•	Strong capital position. At September 30, 2013, we had a 14.99% tier 1 risk-based ratio, a 9.06% tier 1 leverage ratio and a 16.30% total risk-based capital ratio. Our total loans to total deposits represented 85.1% at September 30, 2013.

•	Disciplined enterprise-wide and credit risk management. Since 2009, we have invested significantly in our risk management platform in order to provide a consistent approach to identifying, assessing, managing, monitoring and reporting risk across the Company. Our focus both on remediating our classified assets and improving and implementing enhanced credit underwriting and administration over the last four years has enabled us to significantly improve asset quality and create a stable banking platform from which to grow within Wisconsin.

•	Core funding. A significant component of our franchise is our core deposit base, such as checking and savings deposits, which we use to fund our loans and grow our balance sheet. At September 30, 2013, our total deposits were approximately $1.9 billion, 69.9% of which were core deposits (defined as total deposits excluding certificates of deposit). We seek to cross-sell deposit products at the time of loan origination to our clients as part of our focus on relationship banking in order to provide a stable source of funding. Since December 31, 2012, the cost of our core deposits has decreased by one basis point from 0.12% to 0.11% at September 30, 2013.

Our Business Strategy

Our growth strategy centers around the following initiatives:

•	Transformation to a relationship-focused commercial bank with an increased market share. Our primary strategic focus is the transformation of the Bank from a residential/commercial real estate lender and retail-focused savings bank to a service-driven, relationship-based and commercially focused organization. We believe there is an underserved base of small and middle market businesses that are interested in banking with a company headquartered in, and with decision-making authority based in, the markets in which we operate. We intend to maintain disciplined growth, a strong credit culture and a relationship-based and community service-focused approach to banking. We continue to recruit seasoned commercial banking talent and transition our corporate culture toward building relationships and pursuing cross-selling opportunities through a sales and service model.

•	Expansion of commercial lending services. We plan to increase our commercial banking staff and sales efforts, emphasizing our multi-family and other commercial real estate banking businesses and a comprehensive C&I banking program designed to service manufacturing businesses, professional service firms and privately owned businesses and their related business owners. We believe these services are a key component in our transition to a commercial bank.

•	Continue to improve asset quality. Over the last four years, we have dedicated significant resources to reducing our level of problem assets and improving our credit risk function, including implementing comprehensive credit policies, procedures and monitoring systems in order to better manage the loan portfolio and any delinquent and troubled loans. Our non-performing loans have declined by $302.9 million, or 76%, from $399.9 million as of March 31, 2010 to $97.0 as of September 30, 2013. We continue to focus on improving our asset quality and proactively monitoring credit risk.

•	Build a scalable and efficient operating model. Our management team is focused on sustainable expense control across all lines of business. We continue to make investments in information technology to improve efficiencies and enhance customer service, including upgraded account and data processing systems, improved loan monitoring and quality control systems, as well as upgraded reporting systems and outsourcing when appropriate. In addition, we are implementing an improved cost and profit center accounting system to better assess product and service performance, as well as a sales activity database to better track sales performance and market penetration.

•	Focus on generating core deposits. We continue to focus on growing our core deposits to fund our lending and investment opportunities by expanding our marketing efforts and improving product offerings, including a full rebranding effort and execution of an integrated strategic marketing plan. In addition, as part of our focus on relationship banking, we seek to generate increased core deposits from new commercial and commercial real estate lending customers.

Background and Overview of Plan of Reorganization

In the fall of 2008, the United States economy suffered one of the worst financial crises on record. What came to be known as the “Great Recession” had worldwide implications and brought with it a tremendous loss of value in the United States real estate market, among other areas. Unemployment reached its highest levels in decades, and consumers as well as commercial borrowers began to default on credit obligations in record numbers.

We and the Bank have suffered significant losses since 2008. To complicate matters, our obligations under the Credit Agreement originally were scheduled to mature on September 30, 2008. We were successful in negotiating a 15-month extension of the Credit Agreement maturity through 2009. No payments had been made on the bank claims since March 2009, when we deposited a reserve sufficient to pay interest through April 2010. In addition, we took further necessary steps to improve its capital ratio by participating in TARP. Without the injection of TARP funds in January 2009, the Bank’s core capital ratio was projected to fall below 2% as of September 2009 which is considered “critically undercapitalized” and would create an imminent risk that the Bank would be seized by the FDIC. Notwithstanding these measures, the difficulties faced by the Company and the Bank remained. As a consequence of the financial crisis and related challenges, on June 26, 2009, the Company and the Bank each were compelled to consent to the issuance of the C&D Orders.

In July 2009, following issuance of the C&D Orders, a new senior management team was brought in, under the leadership of Chris M. Bauer, who joined the Bank as Chief Executive Officer. The new management team led the Bank’s turnaround efforts, focusing its efforts on stabilizing the Bank and removing the imminent threat of the Bank’s failure, and was ultimately able to achieve compliance with every task set forth in the C&D Orders except the capital ratio requirements, as further discussed below.

Among other things, the C&D Orders required that, no later than December 31, 2009, the Bank meet and maintain both a tier 1 (core) capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 12%. The C&D Orders also required the Bank to submit a capital restoration plan, along with a revised business plan. The Bank submitted its capital restoration plan on July 23, 2010. On August 31, 2010, the OTS approved the capital restoration plan, although the approval was accompanied by the PCA Directive.

During the entire time period from the submission of the capital restoration plan to the present, we pursued alternative solutions to meet the required capital ratios and otherwise satisfy the obligations of the capital restoration plan and the PCA Directive. These alternatives included raising outside capital with the assistance of the Bank’s legal and financial advisors. We also focused our efforts on improving the overall financial performance and efficiency of the Bank.

While we were reasonably successful in stabilizing the financial condition of the Bank from an operational standpoint, we were not successful in raising outside capital, which was needed to meet the required capital ratios and also to repay the amounts owing under the Credit Agreement. The primary obstacle that we faced in our capital-raising efforts was the existence of $183.5 million in principal, interest, and fees owing under the Credit Agreement with additional interest accruing at the default rate of 17% per annum and $137.9 million in TARP-related preferred-stock investments, including unpaid dividends. This capital structure made it very difficult for us to incur debt or raise equity to address our capital requirements.

Recapitalization Transactions

Accordingly, we and our advisors negotiated with the lenders and the Administrative Agent, and with the U.S. Treasury, for a mutually satisfactory settlement of our outstanding obligations for the benefit of all of our stakeholders. During the time period from approximately the end of 2009 through June 30, 2013, the Administrative Agent (and requisite Lenders) agreed, from time to time, to extend the maturity of the Credit Agreement obligations while these negotiations and our capital-raising efforts were ongoing, and we also received the requisite regulatory approval for such extensions.

On August 12, 2013, we filed the Chapter 11 Case in the Bankruptcy Court to implement the Plan of Reorganization in order to facilitate the restructuring of the Company and the recapitalization of the Bank. Prior to the Petition Date, U.S. Bank and Bank of America, N.A., as our senior secured creditors, and the Treasury, as our sole preferred stockholder, voted to accept the Plan of Reorganization. The Chapter 11 Case is being administered in the Bankruptcy Court under the caption “In re Anchor BanCorp Wisconsin Inc.,” Case No. 13-14003-rdm.

On August 30, 2013, the Bankruptcy Court entered the Confirmation Order, whereby it confirmed the Plan of Reorganization. On the September 27, 2013, the Plan of Reorganization became effective in accordance with its terms. During the period of bankruptcy, we incurred and expensed as reorganization costs $1.9 million of expenses in the six months ended September 30, 2013.

The following is a summary of the transactions consummated on or before the Effective Date pursuant to the Plan of Reorganization confirmed by the Bankruptcy Court. Note that this summary only highlights certain provisions of, is not a complete description of, and is qualified in its entirety by reference to, the Plan of Reorganization attached to the Confirmation Order.

Delaware Conversion

Pursuant to the Plan of Reorganization, on September 25, 2013, we (i) converted from a Wisconsin corporation to a Delaware corporation in accordance with Section 265 of the Delaware General Corporation Law and (ii) filed the Amended Charter, to, among other things, declassify the Board, increase the number of authorized shares of our common stock and adopt certain restrictions on acquisitions and dispositions of our securities. The Amended Charter provides for (a) 2,000,000,000 shares of authorized common stock, par value $0.01 per share (the “common stock”), and (b) 1,000,000 shares of authorized preferred stock, par value $0.01 per share. The Reverse Stock Split was effected and a subsequent amendment to the corporate charter was filed on October 2, 2013 providing for 11,900,000 shares of authorized common stock, par value $0.01 per share and 100,000 shares of authorized preferred stock, par value $0.01. There are 9,050,000 shares of common stock outstanding as of December 18, 2013.

Private Placements

In connection with the Plan of Reorganization, we entered into the Investor SPAs with the Investors for the purchase and sale of 1,750,000,000 shares of our common stock (adjusted to 8,750,000 shares on October 2, 2013 as a result of a Reverse Stock Split) at a pre-Reverse Stock Split purchase price of $0.10 per share (implying a $20.00 per share price after giving effect to the Reverse Stock Split) and received gross proceeds of $175.0 million. In connection with the Private Placements, transaction costs of $14.4 million were incurred and have been recorded in the Statement of Changes in Stockholders’ Equity (Deficit).

TARP Exchange

On January 30, 2009, pursuant to the Treasury’s Capital Purchase Program, we issued and sold to the Treasury the TARP Preferred Stock and the TARP Warrant. Pursuant to the Plan of Reorganization, we, on the Effective Date and immediately following the consummation of the Private Placements, consummated the TARP Exchange.

Cancellation of Legacy Common Stock

On the Effective Date, immediately following the consummation of the TARP Exchange pursuant to the terms of the Plan of Reorganization, all 21,247,225 shares of issued and outstanding Legacy Common Stock, including shares held as treasury stock and in any stock incentive plans, were cancelled for no consideration. In connection with the cancellation of the Legacy Common Stock, the Rights Agreement, dated as of November 5, 2010, by and between the Company and American Stock Transfer & Trust Company, LLC was terminated on the Effective Date in accordance with its terms.

Senior Debt Settlement

We were a party to the Credit Agreement. As of June 30, 2013, the aggregate amount of obligations under the Credit Agreement was approximately $183.0 million (including with respect to unpaid principal balance, accrued but unpaid interest thereon and all administrative and other fees or penalties). On the Effective Date, pursuant to the Plan of Reorganization, we satisfied all of our obligations under the Credit Agreement by a cash payment to the Lenders of $49.0 million (plus expense reimbursement as contemplated by the Credit Agreement). As a result of the transaction, we recognized a gain on extinguishment of debt of $134.5 million.

All Other Claims Unaffected

All other claims were unaffected by, and were or will be paid in full under, the Plan of Reorganization.

Post-Effectiveness of the Plan of Reorganization

Following the effectiveness of the Plan of Reorganization, the Treasury consummated the Secondary Treasury Sales under securities purchase agreements, dated as of September 19, 2013, among the Treasury, the Secondary Investors and, with respect to certain provisions, us. In connection with the Secondary Treasury Sales, we entered into the Secondary SPAs pursuant to which we made certain representations and warranties to the Secondary Investors and provided rights to the Secondary Investors similar to the rights provided to 4.9% Investors under the Investor SPAs. In connection with the Secondary Treasury Sales, the Treasury received gross proceeds of $6.0 million and ceased to be our stockholder.

Emergence Accounting

Upon emergence, we determined we did not meet the requirements to apply fresh start reporting under applicable accounting standards because we did not meet the solvency criteria of ASC 852-10-45-19. The reorganization value emerging immediately before the date of confirmation was greater than the total of all post-petition liabilities and allowed claims and, therefore, indicative of not meeting the test to require fresh start accounting under ASC 852. As of the date of confirmation, we estimated our enterprise value (or reorganization value) to be approximately $2.2 billion. The Company utilized the equity value using the income and market approach to approximate fair value. Accordingly, the financial statements do not include fresh start reporting, whereby the Company would have to revalue all of its assets and liabilities. At the time of filing for the Chapter 11 Case, we identified liabilities subject to compromise of $188.3 million, which included the outstanding Credit Agreement of approximately $116.3 million, interest and fees due under the Credit Agreement of $67.2 million and $4.8 million in other liabilities. On August 30, 2013, the Bankruptcy Court confirmed the Plan of Reorganization and the Company emerged from bankruptcy and consummated the Plan of Reorganization.

Lending Activities

General. At September 30, 2013, our net loans held for investment totaled $1.58 billion, representing approximately 72.2% of our $2.19 billion of total assets at that date. Loans held for investment based on portfolio segment consist of single-family residential loans with an unpaid principal balance of $535.9 million, multi-family residential loans of $264.7 million, commercial real estate loans of $359.7 million, land and construction loans of $100.6 million, C&I loans of $30.3 million, and consumer loans of $378.2 million.

We originate residential loans secured by properties located primarily in Wisconsin, with adjustable-rate loans generally being originated for inclusion in our loan portfolio and fixed-rate loans generally being originated for sale into the secondary market. We also originate loans for commercial, corporate and business purposes, including issuing letters of credit, and commercial real estate loans, which include land and construction, multi-family, retail/office and other commercial real estate. Further, we offer consumer loans in order to provide a wider range of financial services to our customers.

Loan Portfolio Composition. The following table presents the composition of loans held for investment at the dates indicated. During the fiscal year ended March 31, 2011, we began disaggregating our loans by portfolio segment, the level at which we have developed and documented its systematic method for determining our ALLL, and class of financing receivable, which is a disaggregation of portfolio segment in accordance with current accounting standards. For comparative purposes, the following table presents the loan portfolio according to the previous classifications.

	March 31
	2013		2012		2011		2010		2009
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Single-family residential	$546,699	31.01%	$569,584	26.03%	$652,237	24.31%	$765,312	22.27%	$843,482	20.52%
Multi-family residential	320,586	18.18	425,084	19.43	499,645	18.62	614,930	17.89	662,483	16.12
Commercial real estate	350,931	19.90	477,550	21.83	645,683	24.07	842,905	24.53	1,020,981	24.84
Construction	15,755	0.90	29,772	1.36	52,014	1.94	108,486	3.16	267,375	6.51
Land	91,351	5.18	142,808	6.53	173,168	6.45	231,330	6.73	266,756	6.49

Total mortgage loans	1,325,322	75.17	1,644,798	75.17	2,022,747	75.39	2,562,963	74.58	3,061,077	74.48
Residential—other	233,996	13.27	253,922	11.60	268,264	10.00	352,795	10.27	394,708	9.61
Education	166,429	9.44	240,331	10.98	276,735	10.31	331,475	9.64	358,784	8.73
Other	13,081	0.74	15,094	0.70	18,345	0.69	24,990	0.73	56,302	1.37

Total consumer loans	413,506	23.45	509,347	23.28	563,344	21.00	709,260	20.64	809,794	19.71
Commercial and industrial loans	24,368	1.38	33,938	1.55	96,755	3.61	164,329	4.78	238,940	5.81

Total loans receivable	$1,763,196	100.00%	$2,188,083	100.00%	$2,682,846	100.00%	$3,436,552	100.00%	$4,109,811	100.00%

Contras to loans:
ALLL	$(79,815)		$(111,215)		$(150,122)		$(179,644)		$(137,165)
Undisbursed loan proceeds	(10,997)		(16,034)		(8,761)		(23,334)		(71,672)
Unearned net loan fees	(1,838)		(3,086)		(3,476)		(3,898)		(4,441)
Unearned interest	(3)		(4)		(115)		(88)		(84)
Net discount on purchased loans	—		—		(5)		(8)		(10)

Total contras to loans	(92,653)		(130,339)		(162,479)		(206,972)		(213,372)

Loans receivable, net	$1,670,543		$2,057,744		$2,520,367		$3,229,580		$3,896,439

The following table presents, at March 31, 2013, the scheduled contractual maturities of gross loans held for investment, as well as the dollar amount of such loans which are scheduled to mature after one year which have fixed or adjustable interest rates disaggregated according to current classifications.

	Residential	Commercial Real Estate	Consumer	Commercial and Industrial	Total
	(In thousands)
Amounts due:
In one year or less	$17,692	$373,925	$25,774	$14,387	$431,778
After one year through five years	2,610	242,939	108,132	10,935	364,616
After five years	527,418	154,079	280,053	5,252	966,802

	$547,720	$770,943	$413,959	$30,574	$1,763,196

Interest rate terms on amounts due after one year:
Fixed	$186,711	$220,226	$257,083	$11,504	$675,524
Adjustable	343,317	176,792	131,102	4,683	655,894

Residential Loans

At September 30, 2013, $535.9 million, or 32.1%, of the total loans unpaid principal balance receivable consisted of residential loans, substantially all of which were 1-to-4 family dwellings. Residential loans consist of both adjustable and fixed-rate loans. The adjustable-rate loans currently in the portfolio have up to 30-year maturities and terms which permit us to annually increase or decrease the rate on the loans, based on a designated index. These rate changes are generally subject to a limit of 2% per adjustment and an aggregate 6% adjustment over the life of the loan. These loans are documented according to standard industry practices. We make a limited number of interest-only loans which tend to have a shorter term to maturity and do not originate negative amortization or option payment adjustable rate mortgages.

Adjustable-rate loans decrease the risks associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the amount of the payment required to be made by the borrower increases to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. We believe that these the risks associated with changes in interest rates, which have not had a material adverse effect to date, generally are less than the risks associated with holding fixed-rate loans in an increasing interest rate environment. Also, as interest rates decline, borrowers may refinance their mortgages into fixed-rate loans thereby prepaying the balance of the loan prior to maturity. At September 30, 2013, approximately $329.9 million, or 61.6%, of the held for investment residential loans unpaid principal balance consisted of loans with adjustable interest rates.

We continue to originate long-term, fixed-rate conventional mortgage loans. Current production of these loans with terms of 15 years or more are generally sold to Fannie Mae, Freddie Mac and other institutional investors, while a portion of loan production is retained in the held for investment portfolio. In order to provide a full range of products to our customers, we also participate in the loan origination programs of Wisconsin Housing and Economic Development Authority, Wisconsin Department of Veterans Affairs and the Federal Housing Administration. We retain the right to service substantially all loans that we sell.

At September 30, 2013, approximately $206.0 million, or 38.4%, of the held for investment residential loans unpaid principal balance consisted of loans with fixed rates of interest. Although these loans generally provide for repayments of principal over a fixed period of 10 to 30 years, because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

Commercial and Industrial Loans

We originate loans for commercial, corporate and business purposes, including issuing letters of credit. At September 30, 2013, the unpaid principal balance receivable of C&I loans amounted to $30.3 million, or 1.8%, of the total loans unpaid principal balance receivable. The C&I loan portfolio is comprised of loans for a variety of business purposes and the loans generally are secured by equipment, machinery and other corporate assets. These loans generally have terms of five years or less and interest rates that float in accordance with a designated published index. Substantially all such loans are secured and backed by the personal guarantees of the owners of the business.

Commercial Real Estate Loans

We originate commercial real estate loans which include land and construction, multi-family, retail/office and other commercial real estate. Such loans generally have adjustable rates and shorter terms than single-family residential loans, thus increasing the earnings sensitivity of the loan portfolio to changes in interest rates, as well as providing higher fees and rates than residential loans. At September 30, 2013, $725.0 million of loans unpaid principal balance receivable were secured by commercial real estate, which represented 43.4% of the total loans unpaid principal balance. The origination of such loans is generally limited to our primary market area.

Commercial real estate loans are primarily secured by apartment buildings, office and industrial buildings, land, warehouses, small retail shopping centers and various special purpose properties, including community-based residential facilities and senior housing. Although terms vary, commercial real estate loans generally have fixed interest rates, amortization periods of 15 to 25 years, as well as balloon payments of two to seven years, and terms which provide that the interest rates thereon may be adjusted annually based on a designated index.

Consumer Loans

We offer consumer loans in order to provide a wider range of financial services to our customers. At September 30, 2013, $378.2 million, or 22.7%, of the total loans unpaid principal balance receivable consisted of consumer loans. Consumer loans, which include second mortgages, typically have higher interest rates than mortgage loans but generally involve more risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral.

The residential-other portfolio included in the other consumer loan category consists primarily of express refinance first mortgage loans, second mortgage and home equity loans. Express refinance loans are available for owner occupied one- to two-family residential properties, with loan amounts up to $200,000, a fixed interest rate, up to 15 year amortization, low fees and rapid closing timeframes. The primary home equity loan product has an adjustable rate that is linked to the prime interest rate and is secured by a mortgage, either a primary or a junior lien, on the borrower’s residence. New home equity lines do not exceed 90% of appraised value of the property at the loan origination date. We also offer a fixed-rate home equity second mortgage term product.

Approximately $138.1 million, or 8.3%, of the total loans unpaid principal balance receivable at September 30, 2013 consisted of education loans. These loans are generally made for a maximum of $3,500 per year for undergraduate studies and $8,500 per year for graduate studies and are placed in repayment status on an installment basis within nine months following graduation. Education loans generally have interest rates that adjust annually in accordance with a designated index. Both the principal amount of an education loan and interest thereon are generally guaranteed by the Great Lakes Higher Education Corporation & Affiliates up to 97% of the balance of the loan, which typically obtains reinsurance of its obligations from the U.S. Department of Education. We discontinued originating student loans beginning October 1, 2010 following the March 2010 law ending loan guarantees provided by the U. S. Department of Education. Although direct student loans, without a government guarantee, may be originated, we believe the risk-adjusted returns for these loans continue to be unattractive. Education loans may be sold to the U.S. Department of Education or to other investors. No education loans were sold during the three and six months ended September 30, 2013 and 2012.

The other consumer loan portfolio also includes vehicle loans and other secured and unsecured loans made for a variety of consumer purposes. These include credit extended through credit cards issued by a third party, ELAN

Financial Services, pursuant to an agency arrangement under which we participate in outstanding balances, currently at 25% to 28%. We also share 33% to 37% of annual fees, and 30% of late payment, over limit and cash advance fees, as well as 25% to 30% of interchange income from the underlying portfolio.

Net Fee Income From Lending Activities

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amounts are amortized as an adjustment to the related loan’s yield.

We also receive other fees and charges relating to existing residential and commercial loans, which include prepayment penalties, late charges and fees collected in connection with a change in borrower or other loan modifications. Other types of loans also generate fee income. These include annual fees assessed on credit card accounts, transactional fees relating to credit card usage and late charges on consumer loans.

Origination, Purchase and Sale of Loans

Our new loan production comes from a number of sources. Residential mortgage loan production is originated primarily from depositors, branch customers, our website, non-compensated referrals from real estate brokers, builders and direct solicitations. Commercial real estate and C&I loan production is obtained by direct solicitations and referrals. Consumer loans are originated from branch customers, existing depositors and mortgagors, and direct solicitation.

Applications for all types of loans are taken at certain branch locations and one loan origination facility. Loans may be approved by designated underwriting/concurrence officers or our senior loan committee, within pre-established limits, or by the Board.

Application approvals are determined, in part, on the basis of the total loan exposure to a particular borrower or principal, with an in-house lending limit of $20.0 million and a regulatory lending limit of $41.1 million. Applications for loans that, if approved, would increase total credit exposure to up to $1.5 million with respect to a borrower or principal can be approved by a designated underwriting/concurrence officer. Applications that, if approved, would increase total credit exposure to up to $4.0 million with respect to a borrower or principal must be approved by the Senior Loan Committee. Applications that, if approved, would increase total exposure in excess of $4.0 million with respect to a borrower or principal must be submitted for the approval of the Board. We regularly review our loan application approval policies and these policies remain subject to amendment at the discretion of the Board.

Our general policy is to lend up to the lesser of 80% of the appraised value or purchase price of the property, whichever is less, securing a single-family residential loan (referred to as the loan-to-value ratio). We will lend more than 80% of the appraised value of the property, but will require that the borrower obtain, when possible, private mortgage insurance in an amount intended to reduce exposure to 80% or less of the appraised value of the underlying property. At September 30, 2013 and March 31, 2013, approximately $97.8 million and $104.1 million, respectively, or 5.9% of total loans for both periods had original loan-to-value ratios of greater than 80% and did not have private mortgage insurance for the portion of the loans above such amount.

Property appraisals on the real estate and improvements securing single-family residential loans are made by our staff or by independent appraisers, approved by the Bank’s board of directors, during the underwriting process. Appraisals are performed in accordance with federal regulations and policies.

Our underwriting criteria generally require that multi-family residential, commercial real estate and C&I loans have loan-to-value ratios of 80% or less and debt coverage ratios of at least 115% or 120%, depending on the asset class. Personal guarantees are also obtained on multi-family residential and commercial real estate loans from the principals of the borrowing entity, as well as appraisals of the collateral from independent appraisal firms in the case of multi-family residential and commercial real estate loans.

The portfolio of commercial real estate and C&I loans is reviewed on a continuing basis to identify any potential risks that exist in regard to the property management, financial criteria of the loan, operating performance, competitive marketplace and collateral valuation. The relationship manager is responsible for identifying and reporting credit risk quantified through a loan rating system and making recommendations to mitigate credit risk in the portfolio. The risk management function provides an independent review of this activity. These and other underwriting standards are documented in written policy statements, which are periodically updated and approved by the Bank’s board of directors.

We encounter certain environmental risks in our lending activities. Under federal and state environmental laws, lenders may become liable for costs of cleaning up hazardous materials found on secured properties. Certain states may also impose liens with higher priorities than first mortgages on properties to recover funds used in such cleanup efforts. Although the foregoing environmental risks are more often associated with industrial and commercial loans, environmental risks may be substantial for residential lenders, since environmental contamination may render the secured property unsuitable for residential use. In addition, the value of residential properties may become substantially diminished by contamination of nearby properties. In accordance with the guidelines of Fannie Mae and Freddie Mac, appraisals for single-family homes include comments on environmental influences and conditions. We attempt to control our exposure to environmental risks with respect to loans secured by larger properties by monitoring available information on hazardous waste disposal sites and requiring environmental inspections of such properties prior to closing the loan. No assurance can be given, however, that the value of properties securing loans will not be adversely affected by the presence of hazardous materials or that future changes in federal or state laws will not increase our exposure to liability for environmental cleanup.

We have been actively involved in the mortgage secondary market since the mid-1980s and generally originate single-family residential mortgage loans under terms, conditions and documentation which permit sale to investors. A significant portion of the fixed-rate, single-family residential loans with terms over 15 years originated are sold to investors. The volume of loans originated is dependent on a number of factors, but is most influenced by general interest rates. In periods of lower interest rates, demand for fixed-rate mortgages increases. In periods of higher interest rates, customer demand for fixed-rate mortgages declines. We attempt to limit any interest rate risk created by interest rate lock commitments by limiting the number of days between the commitment and closing, charging fees for commitments, and limiting the amounts of unhedged commitments at any one time. Forward sale contracts used to economically hedge closed loans and rate lock commitments to customers range from 70% to 100% of the closed and committed amounts.

The following table presents the activity in loans held for sale:

	Six Months Ended September 30, 2013	Year Ended March 31,
		2013	2012	2011
	(In thousands)
Beginning balance	$18,058	$39,332	$7,538	$19,484
Originations	214,848	898,960	961,947	780,100
Sales	228,335	(920,234)	(930,153)	(792,046)

Ending balance	$4,571	$18,058	$39,332	$7,538

We generally service all originated loans that have been sold to investors. This includes the collection of payments, the inspection of the secured property, and the disbursement of certain insurance and tax escrows on behalf of borrowers. Servicing fees are recognized when the related loan payments are received. At September 30, 2013, $2.80 billion of loans are serviced for others.

We are not an active purchaser of loans. At September 30, 2013, approximately $138.1 million of education loans, $6.7 million of purchased participation mortgage loans and $6.3 million of credit card loans were being serviced for us by others. Servicing of purchased loans or loan participations is performed by the seller, with a portion of the interest paid by the borrower retained by the seller to cover servicing costs.

Delinquency Procedures

Delinquent and problem loans are a normal part of any lending business. When a borrower fails to make a required payment by the 15th day after which the payment is due, internal collection procedures are instituted. The borrower is contacted to determine the reason for non-payment and attempts are made to cure the delinquency. Loan status, the condition of the property, and circumstances of the borrower are regularly reviewed. Based upon the results of its review, we may negotiate and accept a repayment program with the borrower, accept a voluntary deed in lieu of foreclosure, agree to the terms of a short sale or initiate foreclosure proceedings.

A decision as to whether and when to initiate foreclosure proceedings is based upon such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of delinquency, the value of the collateral, and the borrower’s financial ability and willingness to cooperate in curing the deficiencies. If foreclosed on, the property is sold at a public sale and we will generally bid an amount reasonably equivalent to the fair value of the foreclosed property or the amount of judgment due.

Real estate acquired by foreclosure or by deed in lieu of foreclosure as well as other repossessed assets (OREO) are held for sale and are initially recorded at fair value less a discount for estimated selling costs at the date of foreclosure. Any write down to fair value less estimated selling costs is charged to the ALLL. If the discounted fair value exceeds the net carrying value of the loans, recoveries to the ALLL are recorded to the extent of previous charge-offs, with any excess, which is infrequent, recognized as a gain in non-interest income. Subsequent to foreclosure, valuations are periodically performed and a valuation allowance is established if the carrying value exceeds the fair value less estimated selling costs. Costs relating to the development and improvement of the property may be capitalized, generally those greater than $10,000; holding period costs and subsequent changes to the valuation allowance are charged to OREO expense, net included in non-interest expense. Incremental valuation adjustments may be recognized in the Statement of Operations if, in the opinion of management, additional losses are deemed probable.

Investment Securities

In addition to lending activities, we conduct other investing activities on an ongoing basis in order to diversify assets, limit interest rate and credit risk, and meet regulatory liquidity requirements. We invest in mortgage-related securities which are insured or guaranteed by Freddie Mac, Fannie Mae and Ginnie Mae; non-agency collateralized mortgage obligations (“CMOs”), and U.S. government agency obligations. Investment decisions are made by authorized officers in accordance with policies established by the Board.

Management determines the appropriate financial reporting classification of securities at the time of purchase. Debt securities may be classified as held to maturity when we have the intent and ability to hold the securities to maturity. Held to maturity securities are carried at amortized cost. Securities are classified as trading when we intend to actively buy and sell securities in order to make a profit. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. There were no securities designated as trading during the six months ended September 30, 2013 or for the three years ended March 31, 2013. No held to maturity securities were owned at September 30, 2013 or March 31, 2013.

Securities not classified as held to maturity or trading are classified as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax (if any), reported as a separate component of stockholders’ equity (deficit). This component of stockholders’ equity (deficit) reflected a loss of $4.0 million as of September 30, 2013 and income of $3.6 million at March 31, 2013 to reflect net unrealized losses and gains on holding securities classified as available for sale, at such dates.

Our policy does not permit investment in non-investment grade bonds. Permissible investments under OCC regulations include U.S. government obligations, municipal bonds, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers’ acceptances, repurchase agreements and federal funds. Although we do not purchase non-investment grade securities, as of September 30, 2013, we do own $6.5 million, or 2.2%, of the total investment securities portfolio, of non-investment grade securities as a result of ratings downgrades subsequent to purchase.

Agency-backed securities increase the quality of our assets by virtue of the insurance or guarantees of federal agencies that back them, require less capital under risk-based regulatory capital requirements than non-insured or guaranteed mortgage loans, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company. At September 30, 2013, $155.9 million of our securities available for sale were pledged to secure various obligations of the Company.

The table below sets forth information regarding the amortized cost and fair values of our investment securities at the dates indicated.

	September 30, 2013		March 31,
			2013		2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available for sale:
U.S. government sponsored and federal agency obligations	$3,388	$3,401	$3,444	$3,504	$3,556	$3,531	$4,037	$4,126
Corporate stock and other	152	469	152	264	652	661	1,151	1,219
Non-agency CMOs	6,746	6,606	7,885	7,549	25,067	21,592	49,921	46,637
Government sponsored agency mortgage-backed securities	52,279	52,422	2,975	3,184	3,944	4,195	6,473	6,747
GNMA mortgage-backed securities	233,811	229,469	248,752	252,286	208,948	212,320	481,659	464,560

	296,376	292,367	263,208	266,787	242,167	242,299	543,241	523,289
Held to maturity:
Government sponsored agency mortgage-backed securities	—	—	—	—	20	20	27	28

	—	—	—	—	20	20	27	28

Total investment securities	$296,376	$292,367	$263,208	$266,787	$242,187	$242,319	$543,268	$523,317

Our mortgage-backed securities are made up of Government National Mortgage Association (“GNMA”), government sponsored agency mortgage-backed securities, and non-agency mortgage-backed securities. At September 30, 2013, we had no held to maturity securities. The fair value of the mortgage-backed securities available for sale amounted to $288.5 million at the same date.

The following tables set forth the maturity and weighted average yield characteristics of investment securities at September 30, 2013 and March 31, 2013, classified by term to maturity. The balance is at fair value for available for sale securities.

	Less than Five Years		Five to Ten Years		Over Ten Years
	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Total
At September 30, 2013	(Dollars in thousands)
Available for sale:
U.S. government sponsored and federal agency obligations	$3,401	1.08%	$—	—%	$—	—%	$3,401
Corporate stock and other	—	—	—	—	469	—	469
Non-agency CMOs	—	—	—	—	6,606	5.46	6,606
Government sponsored agency mortgage- backed securities	204	5.00	5,125	1.74	47,093	2.36	52,422
GNMA mortgage-backed securities	301	5.16	—	—	229,168	1.92	229,469

Total investment securities	$3,906	1.57%	$5,125	1.74%	$283,336	2.08%	$292,367

	Less than Five Years		Five to Ten Years		Over Ten Years
	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Total
At March 31, 2013	(Dollars in thousands)
Available for sale:
U.S. government sponsored and federal agency obligations	$3,504	1.08%	$—	—%	$—	—%	$3,504
Corporate stock and other	—	—	—	—	264	—	264
Non-agency CMOs	—	—	—	—	7,549	5.62	7,549
Government sponsored agency mortgage- backed securities	232	5.01	313	5.45	2,639	3.08	3,184
GNMA mortgage-backed securities	370	5.16	—	—	251,916	1.87	252,286

Total investment securities	$4,106	1.64%	$313	5.45%	$262,368	1.99%	$266,787

At September 30, 2013 and March 31, 2013, our balance of total investment securities with a maturity of less than one year was not material.

Due to prepayments of the underlying loans, the actual maturities of certain investment securities are expected to be substantially earlier than the scheduled maturities. As of September 30, 2013 and March 31, 2013, mortgage-backed securities held with GNMA totaled $229.5 million and $252.3 million, respectively, and were greater than 10% of stockholders’ equity.

Sources of Funds

General. Deposits are a major source of our funds for lending and other investment activities. In addition to deposits, funds are derived from principal repayments and prepayments on loan and mortgage-related securities, maturities of investment securities, sales of loans and securities, interest payments on loans and securities, advances from the FHLB of Chicago and, from time to time, repurchase agreements and other borrowings. Loan repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by the general level of interest rates, economic conditions, the stock market and competition. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. Borrowings may also be used on a longer term basis for general business purposes, including providing financing for lending and other investment activities and asset/liability management strategies.

Deposits. Our deposit products include passbook and statement savings accounts, non-interest bearing checking, interest bearing checking accounts, money market deposit accounts and certificates of deposit ranging in terms of 42 days to five years. Included among these deposit products are individual retirement account certificates and Keogh retirement certificates, as well as negotiable-rate certificates of deposit with balances of $100,000 or more.

Deposits are obtained primarily from residents of Wisconsin. We have entered into agreements with certain brokers that provide funds for a specified fee. While brokered deposits are a good source of funds, they are interest rate driven and thus inherently have more liquidity and interest rate risk. At September 30, 2013, there were no brokered deposits and at March 31, 2013, brokered deposits totaled $100,000, or less than 1%, of the $2.03 billion of total deposits. Under the C&D Orders, we are precluded from obtaining new or renewing existing brokered deposits. There were no out of network certificates of deposit at September 30, 2013. These deposits are opened via internet listing services and the balances are kept within FDIC insured limits.

We attract deposits through a network of convenient office locations by utilizing a customer sales and service plan and by offering a wide variety of accounts and services, competitive interest rates and convenient customer hours. Deposit terms offered vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. In determining the characteristics of deposit accounts, consideration is given to the profitability and liquidity of the Company, matching terms of the deposits with loan products, the attractiveness to customers and the rates offered by competitors.

The following table sets forth the amount and maturities of certificates of deposit at September 30, 2013 and March 31, 2013.

At September 30, 2013	Three Months and Less	Over Three Months Through One Year	Over One Year Through Two Years	Over Two Years Through Three Years	Over Three Years	Total
Interest Rate
	(in thousands)
0.00% to 0.99%	$116,197	$308,599	$47,588	$6,370	$7,197	$485,951
1.00% to 1.99%	892	6,130	3,217	17,100	35,896	63,235
2.00% to 3.99%	834	11,041	3,479	9,263	—	24,617
4.00% and above	9,936	1,778	—	—	—	11,714

	$127,859	$327,548	$54,284	$32,733	$43,093	$585,517

At March 31, 2013	Three Months and Less	Over Three Months Through One Year	Over One Year Through Two Years	Over Two Years Through Three Years	Over Three Years	Total
Interest Rate
	(in thousands)
0.00% to 0.99%	$126,493	$290,395	$88,796	$8,384	$5,841	$519,909
1.00% to 1.99%	16,196	19,756	5,870	4,579	45,763	92,164
2.00% to 3.99%	4,149	5,936	8,308	5,566	6,102	30,061
4.00% and above	112	16,730	—	—	—	16,842

	$146,950	$332,817	$102,974	$18,529	$57,706	$658,976

At September 30, 2013, $97.9 million of certificates of deposit were greater than or equal to $100,000, of which $26.4 million are scheduled to mature in less than three months, $23.2 million in three to six months, $23.7 million in six to twelve months and $24.6 million in over twelve months.

Borrowings. From time to time we obtain advances from the FHLB of Chicago, which generally are secured by capital stock of the FHLB of Chicago and certain mortgage loans and investment securities. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The FHLB of Chicago may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions.

We used a short-term line of credit in part to fund IDI’s partnership interests and investments in real estate held for development and sale. This line of credit also funded other corporate needs. The final maturity of the line of credit was extended to June 30, 2013. At March 31, 2013 and 2012, we had drawn $116.3 million under this line of credit. On September 27, 2013, pursuant to the Plan of Reorganization, we satisfied all of our obligations under the Credit Agreement through a cash payment to the Lenders of $49.0 million (plus expense reimbursement as contemplated by the Credit Agreement).

The following tables set forth the outstanding balances and weighted average interest rates for borrowings at the dates indicated.

	September 30, 2013		March 31,
			2013		2012		2011
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)
FHLB of Chicago advances	$16,500	1.87%	$197,500	3.06%	$357,500	2.49%	$478,479	2.57%
Credit agreement	—	—	116,300	15.00	116,300	15.00	116,300	12.00
Repurchase agreements	3,248	0.12	3,425	0.14	2,303	0.21	4,226	0.56
TLGP borrowing	—	—	—	—	—	—	60,000	2.74

Total	$19,748	1.20%	$317,225	7.41%	$476,103	5.53%	$659,005	3.99%

The following table sets forth information relating to short-term borrowings with original maturities of one year or less for the periods indicated.

	September 30, 2013		March 31,
			2013		2012		2011
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
			(Dollars in thousands)
Balance at end of period:
FHLB of Chicago advances	$6,500	1.15%	$—	—%	$10,000	4.12%	$40,000	0.20%
Credit agreement	—	—	116,300	15.00	116,300	15.00	116,300	12.00
Repurchase agreements	3,248	0.12	3,425	0.14	2,303	0.21	4,226	0.56

Maximum month-end balance:
FHLB of Chicago advances	$6,500	2.95%	$—	—%	$25,000	0.13%	$50,000	0.26%
Credit agreement	116,300	17.00	116,300	15.00	116,300	15.00	116,300	12.00
Repurchase agreements	4,949	0.12	3,786	0.21	4,721	0.59	7,501	0.73

Average balance:
FHLB of Chicago advances	$3,583	1.67%	$—	—%	$4,167	0.13%	$11,500	0.26%
Credit agreement	96,917	13.17	116,300	15.00	116,300	14.50	116,300	12.00
Repurchase agreements	4,083	0.11	2,914	0.14	3,683	0.40	4,937	0.68

Subsidiaries

Investment Directions, Inc. IDI is a wholly owned, non-banking subsidiary of the Company that has invested in various limited partnerships and subsidiaries funded by borrowings from us. The assets at IDI totaling $4.5 million at September 30, 2013 include cash, an equity interest in one commercial enterprise and one real estate development, along with various notes receivable, and an intercompany receivable from us which was subsequently settled in October 2013.

At March 31, 2012, we had a loan of $4.2 million to IDI to fund various partnership and subsidiary investments which was paid off during the fiscal year ending March 31, 2013. The amount was eliminated in consolidation.

ADPC Corporation. ADPC is a wholly owned subsidiary of the Bank that holds certain of the Bank’s foreclosed properties. The Bank’s investment in ADPC at September 30, 2013 amounted to $4.1 million as compared to $15.2 million at March 31, 2013. ADPC had net income of $267,000 for the six months ended September 30, 2013 as compared to net income of $240,000 for the six months ended September 30, 2012.

Anchor Investment Corporation. AIC was an operating subsidiary of the Bank incorporated in the State of Nevada and formed for the purpose of managing a portion of the Bank’s investment portfolio (primarily mortgage-backed securities). In November 2011, AIC was dissolved and the remaining assets were transferred to the Bank. As an operating subsidiary, AIC’s results of operations were combined with the Bank’s for financial and regulatory purposes. At September 30, 2013, March 31, 2013 and 2012, the Bank had no remaining investment in AIC. AIC had net income of zero, $3.3 million and $6.5 million for the years ended March 31, 2013, 2012 and 2011, respectively.

Regulation and Supervision

The U.S. banking industry is highly regulated under federal and state law. These regulations affect the operations of the Company and its subsidiaries. Statutes, regulations and policies limit the activities in which we may engage and the conduct of our permitted activities. Further, the regulatory system imposes reporting and information collection obligations. We incur significant costs relating to compliance with these laws and regulations. Banking statutes, regulations and policies are continually under review by federal and state legislatures and regulatory agencies, and a change in them, including changes in how they are interpreted or implemented, could have a material adverse effect on our business.

The material statutory and regulatory requirements that are applicable to us are summarized below. The description below is not intended to summarize all laws and regulations applicable to us.

The Bank as a Federal Savings Association

The Bank is a federal savings association organized under the federal Home Owners’ Loan Act (“HOLA”). A federal savings association is commonly referred to as a federal thrift. As a federal thrift, the Bank is currently subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the OCC. The OCC regulates all areas of banking operations, including investments, reserves, lending, mergers, payment of dividends, interest rates, transactions with affiliates (including the Company), establishment of branches and other aspects of the Bank’s operations. The Bank is subject to regular examinations by the OCC and is assessed amounts to cover the costs of such examinations.

The Company as a Savings and Loan Holding Company

Under Section 10 of the HOLA, any entity that holds or acquires direct or indirect control of a thrift must obtain prior approval of the Federal Reserve to become a savings and loan holding company (“SLHC”). The Company, which controls the Bank, is registered with the Federal Reserve as an SLHC, and is currently subject to ongoing and comprehensive Federal Reserve supervision, regulation, examination and enforcement. In addition, we must file quarterly and annual reports with the Federal Reserve describing the Company’s financial condition. This Federal Reserve jurisdiction also extends to any company that is directly or indirectly controlled by the Company.

FDIC Deposit Insurance

The FDIC is an independent federal agency that insures the deposits of federally insured depository institutions up to applicable limits. The FDIC also has certain regulatory, examination and enforcement powers with respect to FDIC-insured institutions. The deposits of the Bank are insured by the FDIC up to applicable limits. As a general matter, the maximum deposit insurance amount is $250,000 per depositor.

Broad Supervision, Examination and Enforcement Powers

A principal objective of the U.S. bank regulatory system is to protect depositors by ensuring the financial safety and soundness of banking organizations. To that end, the banking regulators have broad regulatory, examination and enforcement authority. The regulators regularly examine the operations of banking organizations. In addition, banking organizations are subject to periodic reporting requirements. The regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization’s operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things:

•	enjoin “unsafe or unsound” practices;

•	require affirmative actions to correct any violation or practice;

•	issue administrative orders that can be judicially enforced;

•	direct increases in capital;

•	direct the sale of subsidiaries or other assets;

•	limit dividends and distributions;

•	restrict growth;

•	assess civil monetary penalties;

•	remove officers and directors; and

•	terminate deposit insurance.

The FDIC may terminate a depository institution’s deposit insurance after notice and a hearing upon a finding that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution’s regulatory agency. Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject the Company, and subsidiaries of the Company or their officers, directors and institution-affiliated parties to the remedies described above and other sanctions.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is having a broad impact on the financial services industry, and imposes significant regulatory and compliance requirements, including the designation of certain financial companies as systemically important financial companies, the changing roles of credit rating agencies, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act established a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the OCC, and the FDIC. The following items provide a brief description of certain provisions of the Dodd-Frank Act that are most relevant to the Company and the Bank.

Principal changes for federal thrifts and SLHCs. The Dodd-Frank Act preserved the charter for federal thrifts, but eliminated the OTS as the primary federal regulator for federal thrifts and SLHCs. Primary jurisdiction for the supervision and regulation of federal thrifts, including the Bank, was transferred to the OCC, while supervision and regulation of SLHCs, including the Company, was transferred to the Federal Reserve. Although the Dodd-Frank Act maintained the federal thrift charter, it eliminated certain benefits of the charter and imposed new penalties for failure to comply with the qualified thrift investment (“QTL”) test. Under the Dodd-Frank Act, the risk-based and leverage capital standards currently applicable to U.S. insured depository institutions will be imposed on U.S. bank holding companies and SLHCs, and depository institutions and their holding companies will be subject to minimum risk-based and leverage capital requirements on a consolidated basis. In addition, the Dodd-Frank Act requires that SLHCs be well capitalized and well managed in the same manner as bank holding companies in order to engage in the expanded financial activities permissible only for a financial holding company.

Source of strength. The Dodd-Frank Act requires all companies, including SLHCs, that directly or indirectly control an insured depository institution to serve as a source of strength for the institution. Under this requirement, the Company in the future could be required to provide financial assistance to the Bank should it experience financial distress.

Limitation on federal preemption. The Dodd-Frank Act significantly reduces the ability of national banks and federal thrifts to rely upon federal preemption of state consumer financial laws. Although the OCC, as the primary regulator of federal thrifts, will have the ability to make preemption determinations where certain conditions are met, the broad rollback of federal preemption has the potential to create a patchwork of federal and state compliance obligations. This could, in turn, result in significant new regulatory requirements applicable to us, with potentially significant changes in our operations and increases in our compliance costs. It could also result in uncertainty concerning compliance, with attendant regulatory and litigation risks.

Mortgage loan origination and risk retention. The Dodd-Frank Act contains additional regulatory requirements that may affect our operations and result in increased compliance costs. For example, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banking organizations, in an effort to require steps to verify a borrower’s ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation. On January 10, 2013, federal regulators released the “qualified mortgage” rule. The qualified mortgage rule is intended to clarify the application of the Dodd-Frank Act requirement that mortgage lenders have a reasonable belief that borrowers can afford their mortgages, or the lender may not be able to foreclose on the mortgage.

On August 28, 2013, the OCC, the Federal Reserve, the FDIC, the SEC, the Federal Housing Finance Agency and the U.S. Department of Housing and Urban Development issued a revised proposed rule in connection with the risk retention requirement mandated by Section 941 of the Dodd-Frank Act. The risk retention requirement generally requires a securitizer to retain no less than 5% of the credit risk in assets it sells into a securitization and prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain, subject to limited exemptions.

The proposed rule includes alternatives for structuring the economic interest required to be retained and the application of the rules to specific types of securitization transactions, as well as exemptions from the standard 5% risk retention requirement. One significant exemption is for securities entirely collateralized by “qualified residential mortgages” (“QRMs”), which are loans deemed to have a lower risk of default. The proposed rule defines QRMs to have the same meaning as the term “qualified mortgage,” as defined by the Consumer Financial Protection Bureau. In addition, the Proposed Rule provides for reduced risk retention requirements for qualifying commercial loan, commercial real estate loan and auto loan securitizations.

Imposition of restrictions on certain activities. The Dodd-Frank Act imposes a new regulatory structure on the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, reporting, and record keeping. In addition, certain swaps and other derivatives activities are required to be “pushed out” of insured depository institutions and conducted in separately capitalized non-bank affiliates. The Dodd-Frank Act also requires certain persons to register as a “major security-based swap participant” or a “security-based swap dealer.” The U.S. Commodity Futures Trading Commission, the SEC and other U.S. regulators are in the process of adopting regulations to implement the Dodd-Frank Act. It is anticipated that this rulemaking process will further clarify, among other things, reporting and recordkeeping obligations, margin and capital requirements, the scope of registration requirements, and what swaps are required to be centrally cleared and exchange-traded. Rules will also be issued to enhance the oversight of clearing and trading entities. These restrictions may affect our ability to manage certain risks in our business.

Expanded FDIC resolution authority. While insured depository institutions have long been subject to the FDIC’s resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank and thrift holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company, and would conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act (the “FDIA”) bank resolution process, and generally gives the FDIC more discretion than in the traditional bankruptcy context. The FDIC has issued final rules implementing the orderly liquidation authority.

Consumer Financial Protection Bureau. The Dodd-Frank Act created the Consumer Financial Protection Bureau (the “CFPB”). While technically located within the Federal Reserve, the CFPB is and functions as an independent agency. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers. For banking organizations with assets of more than $10 billion, the CFPB has exclusive rule making and examination, and primary enforcement authority under federal consumer financial law. For depository institutions with $10 billion or less in assets, such as the Bank, examination and primary enforcement authority will remain largely with the institutions’ primary regulator. However, the CFPB may participate in examinations of these smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulator. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB. Compliance with any such new regulations would increase our cost of operations. On January 4, 2012, President Obama installed Richard Cordray as director of the CFPB through a recess appointment. On January 24, 2013, President Obama formally renominated Cordray to the same position, and Cordray was confirmed by the Senate on July 16, 2013.

Deposit insurance. The Dodd-Frank Act made permanent the general $250,000 deposit insurance limit for insured deposits. Amendments to the FDIA also revised the assessment base against which an insured depository institution’s deposit insurance premiums paid to the DIF of the FDIC will be calculated. Under the amendments, the assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. Several of these provisions may impact the FDIC deposit insurance premiums paid by the Bank.

Transactions with affiliates and insiders. The Dodd-Frank Act generally enhanced the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and a clarification of the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. Insider transaction limitations were expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions were also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution’s board of directors.

Enhanced lending limits. The Dodd-Frank Act strengthened the existing limits on a depository institution’s credit exposure to one borrower. Federal banking law currently limits a federal thrift’s ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expanded the scope of these restrictions to include, for example, credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Corporate governance. The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act (i) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (ii) enhances independence requirements for compensation committee members; (iii) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (iv) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials.

Many of the requirements of the Dodd-Frank Act are in the process of being implemented and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements.

Failure to comply with the new requirements may negatively impact our results of operations and financial condition.

Notice and Approval Requirements Related to Control

Banking laws impose notice, approval, and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act, the Change in Bank Control Act, and the Savings and Loan Holding Company Act and the rules and regulations enacted thereunder. Among other things, these laws require regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock and any of certain additional control factors exist. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party’s ownership of the Company were to exceed certain thresholds, the investor could be deemed to “control” the Company for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

In addition, except under limited circumstances, SLHCs are prohibited from acquiring, without prior approval:

•	control of any other savings institution or SLHC or all or substantially all the assets thereof; or

•	more than 5% of the voting shares of a savings institution or SLHC which is not already a subsidiary.

In evaluating an application by a holding company to acquire a savings association, the factors considered include the financial and managerial resources and future prospects of the holding company and savings association involved, the risk of the acquisition to the DIF, the convenience and needs of the community and the effect of the acquisition on competition.

Permissible Activities and Investments

A particular subset of SLHCs are generally permitted to engage in nonbanking and commercial activities without restriction. These SLHCs are known as “grandfathered unitary SLHCs.” A “grandfathered unitary SLHC” is an SLHC that owned a single savings association, or for which an application to acquire a single savings association was pending, on or before May 4, 1999. The Company currently qualifies as a grandfathered unitary SLHC and, as such, is generally permitted to engage in nonbanking and commercial activities without restriction.

In order to be able to continue to rely on this status, a grandfathered unitary SLHC must continue to control the thrift that caused it to qualify (or a successor to that thrift), and the thrift must meet the QTL test. If the savings association subsidiary of a grandfathered unitary SLHC fails to meet the QTL test, then the holding company will become subject to restrictions on its activities and, unless the savings association re-qualifies as a QTL within one year thereafter, would be required to register as, and become subject to the restrictions applicable to, a bank holding company. Regulation as a bank holding company could be adverse to our operations and impose additional and possibly more burdensome regulatory requirements on the Company.

In addition, if the OCC determines that there is reasonable cause to believe that the continuation by a SLHC, including a grandfathered unitary SLHC, of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings association, the OCC may impose such restrictions as it deems necessary to address such risk, including limiting (i) payment of dividends by the savings association; (ii) transactions between the savings association and its affiliates; and (iii) any activities of the savings association that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings association.

The Dodd-Frank Act did not eliminate the general authority for grandfathered unitary SLHCs to conduct activities without restriction. However, under section 626 of the Dodd-Frank Act, the Federal Reserve is authorized to require a grandfathered unitary thrift holding company to put its financial activities beneath an intermediate holding company. Separating commercial and financial activities within an SLHC’s legal structure is intended, among other things, to make supervision of the financial activities easier and to reduce the reporting and supervision burden applicable at the top tier of a commercial SLHC. The Federal Reserve is required to promulgate rules setting forth the criteria for when a grandfathered unitary SLHC would be required to establish an intermediate holding company, but to date it has not yet proposed any such rules.

Qualified Thrift Lender Test

Federal banking laws require a thrift to meet the QTL test by maintaining at least 65% of its “portfolio assets” in certain “qualified thrift investments,” such as residential housing related loans, certain consumer and small business loans and residential mortgage-backed securities, on a monthly average basis in at least nine months out of every twelve months. A thrift that fails the QTL test must either operate under certain restrictions on its activities or convert to a bank charter. The Dodd-Frank Act imposes additional restrictions on the ability of any thrift that fails to become or remain a QTL to pay dividends. Specifically, the thrift is not only subject to the general dividend restrictions as would apply to a national bank (as under prior law), but also is prohibited from paying dividends at all (regardless of its financial condition) unless required to meet the obligations of a company that controls the thrift, permissible for a national bank and specifically approved by the OCC and the Federal Reserve. In addition, violations of the QTL test now are treated as violations of federal banking laws subject to remedial enforcement action. At March 31, 2013, the amount of the Bank’s assets invested in qualified thrift investments exceeded the percentage required to qualify the Bank under the QTL test.

Regulatory Capital Requirements and Capital Adequacy

The federal banking regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. The final supervisory determination on an institution’s capital adequacy is based on the regulator’s assessment of numerous factors.

The OCC has established risk-based and leverage capital guidelines applicable to federal thrifts, including the Bank. As noted above, as a result of the Dodd-Frank Act, SLHCs, including the Company, will formally become subject to regulatory capital requirements. The SLHC capital requirements are discussed below in “—Basel III.”

The current risk-based capital guidelines, commonly referred to as Basel I, are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision (“Basel Committee”), a committee of central banks and bank supervisors, as implemented by the U.S. federal banking agencies. As discussed further below, the federal banking agencies have adopted separate risk-based capital guidelines for so-called “core banks” based upon the Revised Framework for the International Convergence of Capital Measurement and Capital Standards (“Basel II”) issued by the Basel Committee in November 2005, and recently adopted rules implementing the revised standards referred to as Basel III.

Basel I

OCC regulations implementing the Basel I standards currently require that federal thrifts maintain: (i) tier 1 capital in an amount not less than 4.0% (3.0% if the federal thrift is assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System) of adjusted total assets (the “leverage ratio”), (ii) tier 1 capital in an amount not less than 4.0% of risk-weighted assets and (iii) total risk-based capital in an amount not less than 8.0% of risk-weighted assets.

Tier 1 capital (core capital) includes common stockholders’ equity (including common stock, additional paid in capital and retained earnings, but excluding any net unrealized gains or losses, net of related taxes, on certain securities available for sale), noncumulative perpetual preferred stock and any related surplus and non-controlling interests in the equity accounts of fully consolidated subsidiaries. Intangible assets generally must be deducted from tier 1 capital, other than certain servicing assets and purchased credit card relationships, subject to limitations.

Total capital, for purposes of the risk-based capital requirement, equals the sum of tier 1 capital plus supplementary (tier 2) capital up to 100% of core capital (which generally includes the sum of, among other items, perpetual preferred stock not counted as tier 1 capital, limited life preferred stock, subordinated debt and general loan and lease loss allowances up to 1.25% of risk-weighted assets) less certain deductions.

Risk-weighted assets are determined by multiplying certain categories of assets, including off-balance sheet equivalents, by an assigned risk weight of 0% to 100% (or more) based on the degree of credit risk associated with those assets as specified in OCC regulations.

As of September 30, 2013, the Bank met the standard minimum regulatory capital requirements noted above, with tier 1 (core) capital, tier 1 risk-based capital and total risk-based capital ratios of 9.06%, 14.99% and 16.30%, respectively. Capital requirements higher than the generally applicable minimum requirement may be established for a particular savings association if the OCC determines that the institution’s capital was or may become inadequate in view of its particular circumstances. In June 2009, the Bank consented to the issuance by the OTS of a C&D Order (assumed by the OCC) which requires the Bank, among other things, to maintain tier 1 (core) capital and total risk-based capital ratios of 8% and 12%, respectively, after funding an adequate allowance for loan and lease losses. At September 30, 2013, the Bank was in compliance with these minimums.

Basel II

Under the final U.S. Basel II rules issued by the federal banking agencies, there are a small number of “core” banking organizations that have been required to use the advanced approaches under Basel II for calculating risk-based capital related to credit risk and operational risk, instead of the methodology reflected in the regulations effective prior to adoption of Basel II. The rules also require core banking organizations to have rigorous processes for assessing overall capital adequacy in relation to their total risk profiles, and to publicly disclose certain information about their risk profiles and capital adequacy. The Company and the Bank are not among the core banking organizations required to use Basel II advanced approaches.

Basel III

On December 16, 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, known as Basel III. The Basel III calibration and phase-in arrangements were previously endorsed by the Seoul G20 Leaders Summit in November 2010. Under these standards, when fully phased-in on January 1, 2019, banking institutions would be required to satisfy three risk-based capital ratios:

•	A new common equity tier 1 capital to risk-weighted assets ratio of at least 7.0%, inclusive of a 4.5% minimum common equity tier 1 capital ratio, net of regulatory deductions, and the new 2.5% “capital conservation buffer” of common equity to risk-weighted assets;

•	A tier 1 capital ratio of at least 8.5%, inclusive of the 2.5% capital conservation buffer; and

•	A total capital ratio of at least 10.5%, inclusive of the 2.5% capital conservation buffer.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a common equity tier 1 ratio above the minimum but below the conservation buffer may face constraints on dividends, equity repurchases, and compensation based on the amount of such shortfall. The Basel Committee also announced that a “countercyclical buffer” of 0% to 2.5% of common equity or other loss-absorbing capital “will be implemented according to national circumstances” as an “extension” of the conservation buffer during periods of excess credit growth.

Basel III also introduced a non-risk adjusted tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets and new liquidity standards. The Basel Committee had initially planned for member nations to begin implementing the Basel III requirements by January 1, 2013, with full implementation by January 1, 2019. On November 9, 2012, U.S. regulators announced that implementation of Basel III’s first requirements would be delayed.

In July 2013, the federal banking agencies published final rules (the “Basel III Capital Rules”) that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to implement, in part, agreements reached by the Basel Committee and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules will apply to banking organizations, including the Company and the Bank.

Among other things, the Basel III Capital Rules: (i) introduce a new capital measure entitled “Common Equity Tier 1” (“CET1”); (ii) specify that tier 1 capital consist of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions or adjustments from capital as compared to the existing regulations. The Basel III Capital Rules also provide a permanent exemption from the proposed phase out of existing trust preferred securities and cumulative perpetual preferred stock from regulatory capital for banking organizations with less than $15 billion in total consolidated assets as of December 31, 2009.

The Basel III Capital Rules provide for the following minimum capital to risk-weighted assets ratios:

•	4.5% based upon CET1;

•	6.0% based upon tier 1 capital; and

•	8.0% based upon total regulatory capital.

A minimum leverage ratio (tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules (even for highly rated institutions). The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of 2.5% above these required minimum capital ratio levels. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers.

The Basel III Capital Rules did not address the proposed liquidity coverage ratio (“LCR”) called for by the Basel Committee’s Basel III framework. On October 24, 2013, the Federal Reserve issued a proposed rule implementing a LCR requirement in the United States for larger banking organizations. Neither the Company nor the Bank would be subject to the LCR requirement as proposed.

Finally, the Basel III Capital Rules amend the thresholds under the “prompt corrective action” framework enforced with respect to the Bank by the OCC to reflect both (i) the generally heightened requirements for regulatory capital ratios as well as (ii) the introduction of the CET1 capital measure.

As a result of the enactment of the Basel III Capital Rules the Company and the Bank could be subject to increased required capital levels. The Basel III Capital Rules become effective as applied to us and the Bank on January 1, 2015, with a phase in period that generally extends from January 1, 2015 through January 1, 2019.

The ultimate impact of the new capital and liquidity standards on the Company and Bank is currently being reviewed and will depend on a number of factors, including the implementation of the new Basel III Capital Rules and any additional related rulemaking by the U.S. banking agencies.

Prompt Corrective Action

Under the FDIA, the federal bank regulatory agencies must take “prompt corrective action” against undercapitalized U.S. depository institutions. U.S. depository institutions are assigned one of five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized,” and are subjected to differential regulation corresponding to the capital category within which the institution falls. A depository institution is currently deemed to be “well capitalized” if the banking institution has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific level for any capital measure. Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A banking institution that is less than adequately capitalized is required to submit a capital restoration plan. Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including: termination of deposit insurance by the FDIC, restrictions on certain business activities, and appointment of the FDIC as conservator or receiver.

In addition, when effective the Basel III Capital Rules will amend the thresholds under the “prompt corrective action” framework enforced with respect to the Bank by the OCC to reflect both (i) the generally heightened requirements for regulatory capital ratios as well as (ii) the introduction of the CET1 capital measure.

As of September 30, 2013, the Bank was “adequately capitalized” under standard PCA guidelines. Under these OCC requirements, a bank must have a total risk-based capital ratio of 8.0% or greater to be considered “adequately capitalized.” As noted above, the Company and the Bank were compelled to consent to the issuance of the C&D Orders on June 26, 2009, and the Bank received the PCA Directive on August 31, 2010. As of September 30, 2013, the Bank was in compliance with the capital ratio requirements of the C&D Orders, which require a tier 1 leverage ratio of 8.0% and a total risk-based capital ratio of 12.0%, which exceed traditional capital levels for a bank. See Note 11—“Regulatory Capital” to the unaudited consolidated financial statements included elsewhere in this prospectus.

Regulatory Limits on Dividends and Distributions

OCC and Federal Reserve regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. Under applicable regulations, a savings institution must file an application for approval of the capital distribution if:

•	the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years;

•	the institution would not be at least adequately capitalized under the PCA guidelines following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition; or

•	the institution is not eligible for expedited treatment of its filings with the OCC.

If an application is not required to be filed, savings institutions such as the Bank which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OCC and Federal Reserve at least 30 days before the board of directors declares a dividend or approves a capital distribution.

An institution that either before or after a proposed capital distribution fails to meet its then applicable minimum capital requirement or that has been notified that it needs more than normal supervision may not make any capital distributions without the prior written approval of the OCC. In addition, the OCC may prohibit a proposed capital distribution, which would otherwise be permitted by OCC regulations, if the OCC determines that such distribution would constitute an unsafe or unsound practice.

The FDIC prohibits an insured depository institution from paying dividends on its capital stock or interest on its capital notes or debentures (if such interest is required to be paid only out of net profits) or distributing any of its capital assets while it remains in default in the payment of any assessment due the FDIC. The Bank is currently not in default in any assessment payment to the FDIC.

We are a legal entity separate and distinct from the Bank and its subsidiary. Our principal source of revenue consists of dividends from the Bank. As noted above, the payment of dividends by the Bank is subject to various regulatory requirements, including a minimum of 30 days’ advance notice to the OCC of any proposed dividend to us. We are currently precluded from paying dividends without the prior written approval of the Federal Reserve on common stock under provisions of the C&D Orders.

Changes in Management

The Bank is currently considered to be in “troubled condition,” as defined in the OCC’s regulations. Accordingly, the Bank is required to give 30 days’ prior written notice to the OCC before adding or replacing a director, employing any person as a senior executive officer or changing the responsibility of any senior executive officer so that such person would assume a different senior executive position. The OCC would have the opportunity to disapprove any such appointment.

Limits on Transactions with Affiliates and Insiders

Insured depository institutions are subject to restrictions on their ability to conduct transactions with affiliates and other related parties. Section 23A of the Federal Reserve Act imposes quantitative limits, qualitative requirements, and collateral requirements on certain transactions by an insured depository institution with, or for the benefit of, its affiliates. Transactions covered by Section 23A include loans, extensions of credit, investment in securities issued by an affiliate, and acquisitions of assets from an affiliate. Section 23B of the Federal Reserve Act requires that most types of transactions by an insured depository institution with, or for the benefit of, an affiliate be on terms at least as favorable to the insured depository institution as if the transaction were conducted with an unaffiliated third party. Section 11 of the HOLA applies Sections 23A and 23B to federal thrifts, including the Bank. In addition, Section 11 of HOLA prohibits the Bank from lending to any affiliate engaged in activities not permissible for a bank holding company and from acquiring the securities of any affiliate other than a subsidiary.

As noted above, the Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and a clarification of the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. The ability of the Federal Reserve to grant exemptions from these restrictions is also narrowed by the Dodd-Frank Act, including by requiring coordination with other bank regulators.

The Federal Reserve’s Regulation O and OCC regulations impose restrictions and procedural requirements in connection with the extension of credit by an insured depository institution to directors, executive officers, principal stockholders and their related interests.

Brokered Deposits

The FDIC restricts the use of brokered deposits by certain depository institutions. Under the applicable regulations, (i) a “well capitalized insured depository institution” may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an “adequately capitalized insured depository institution” may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an “undercapitalized insured depository institution” may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution.

At September 30, 2013, the Bank had no outstanding brokered deposits and was considered adequately capitalized under PCA guidelines. Accordingly, the Bank is currently precluded from accepting, renewing or rolling over brokered deposits without prior approval of the OCC. At September 30, 2013, the Bank was in compliance with the requirements of the previously issued C&D Orders which require a tier 1 (core) capital ratio of 8% and a total risk-based capital ratio of 12.0%—levels that exceed traditional capital levels for a bank. At September 30, 2013, the Bank had met its elevated capital levels. See Note 2 to the unaudited consolidated financial statements.

Examination Fees

The OCC currently charges fees to recover the costs of examining national banks and federal thrifts, processing applications and other filings, and covering direct and indirect expenses in regulating national banks and federal thrifts and their affiliates. The Dodd-Frank Act provides various agencies with the authority to assess additional supervision fees.

Deposit Insurance Assessments

FDIC-insured depository institutions are required to pay deposit insurance assessments to the FDIC. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. Deposit insurance assessments fund the DIF. As noted above, the Dodd-Frank Act changed the way an insured depository institution’s deposit insurance premiums are calculated. These changes may impact assessment rates, which could impact the profitability of our operations.

Depositor Preference

The FDIA provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If we invest in or acquire an insured depository institution that fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including us, with respect to any extensions of credit they have made to such insured depository institution.

Federal Reserve System and Federal Home Loan Bank System

The Federal Reserve has adopted regulations that require savings associations to maintain non-earning reserves against their transaction accounts (primarily negotiable order of withdrawal accounts and regular checking accounts). These reserves may be used to satisfy liquidity requirements imposed by the OCC. Because required reserves must be maintained in the form of vault cash, with a pass-through correspondent institution or an account at a Federal Reserve Bank, the effect of this reserve requirement is to potentially restrict the amount of the Bank’s assets.

The Federal Home Loan Bank System consists of twelve regional Federal Home Loan Banks, each subject to supervision and regulation by the Federal Housing Finance Board (“FHFB”). The Bank is a member of the FHLB of Chicago. The FHLBs provide a central credit facility for member savings associations, and impose collateral requirements on advances. The maximum amount that the FHLB of Chicago will advance fluctuates from time to time in accordance with changes in policies of the FHFB and the FHLB of Chicago, and the maximum amount generally is reduced by borrowings from any other source. In addition, the amount of FHLB of Chicago advances that a savings association may obtain is restricted in the event the institution fails to maintain its status as a QTL.

Anti-Money Laundering and OFAC

Under federal law, financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with non-U.S. financial institutions, non-U.S. customers and other high-risk customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various executive orders and acts of Congress. OFAC publishes lists of persons, organizations, and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If the Company or the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, the Company or Bank must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities.

Consumer Laws and Regulations

Banking organizations are subject to numerous laws and regulations intended to protect consumers. These laws include, among others:

•	Truth in Lending Act;

•	Truth in Savings Act;

•	Electronic Funds Transfer Act;

•	Expedited Funds Availability Act;

•	Equal Credit Opportunity Act;

•	Fair and Accurate Credit Transactions Act;

•	Fair Housing Act;

•	Fair Credit Reporting Act;

•	Fair Debt Collection Act;

•	Gramm-Leach-Bliley Act;

•	Home Mortgage Disclosure Act;

•	Right to Financial Privacy Act;

•	Real Estate Settlement Procedures Act;

•	laws regarding unfair and deceptive acts and practices; and

•	usury laws.

Many states and local jurisdictions have consumer protection laws analogous, and in addition to, those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans, or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general, and civil or criminal liability. The creation of the CFPB by the Dodd-Frank Act has led to enhanced enforcement of consumer financial protection laws.

The Community Reinvestment Act

The CRA is intended to encourage banks and thrifts to help meet the credit needs of their service areas, including low and moderate-income neighborhoods, consistent with safe and sound operations. The bank regulators examine and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the bank’s record in meeting the needs of its service area when considering an application by a bank to establish or relocate a branch or to conduct certain mergers or acquisitions. The Federal Reserve is required to consider the CRA records of an SLHC’s controlled thrift(s) when considering an application by the SLHC to acquire a banking organization or to merge with another SLHC. When the Company or the Bank applies for regulatory approval to make certain investments, the regulators will consider the CRA record of target institutions and the Bank. A less than satisfactory CRA record could substantially delay approval or result in denial of an application. The regulatory agency’s assessment of the institution’s record is made available to the public. Following its most recent CRA examination in November 2007, the Bank received an overall rating of “Satisfactory.”

Overdraft Fees

The Federal Reserve has adopted amendments under its Regulation E that impose restrictions on banks’ abilities to charge overdraft fees. The rule prohibits financial institutions from charging fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

Interchange Fees

The Dodd-Frank Act, through a provision known as the Durbin Amendment, required the Federal Reserve to establish standards for interchange fees that are “reasonable and proportional” to the cost of processing the debit card transaction and imposes other requirements on card networks. Institutions like the Bank with less than $10 billion in assets are exempt. However, while we are under the $10 billion level that caps income per transaction, we have been affected by federal regulations that prohibit network exclusivity arrangements and routing restrictions. Essentially, issuers and networks must allow transaction processing through a minimum of two unaffiliated networks. These additional processing alternatives have negatively affected interchange income from our PIN/point of sale network.

Changes in Laws, Regulations or Policies

Federal, state and local legislators and regulators regularly introduce measures or take actions that would modify the regulatory requirements applicable to banks, their holding companies and other financial institutions. Changes in laws, regulations or regulatory policies could adversely affect the operating environment for the Company and the Bank in substantial and unpredictable ways, increase our cost of doing business, impose new restrictions on the way in which we conduct our operations or add significant operational constraints that might impair our profitability. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any implementing regulations, would have on our business, financial condition or results of operations. The Dodd-Frank Act imposes substantial changes to the regulatory framework applicable to us and our subsidiaries. The majority of these changes will be implemented over time by various regulatory agencies. The full effect that these changes will have on us remains uncertain at this time and may have a material adverse effect on our business and results of operations.

Homeowners Affordability and Stability Plan

In February 2009, the U.S. government also announced its Financial Stability Plan and Homeowners Affordability and Stability Plan (“HASP”). The Financial Stability Plan is the second phase of TARP, to be administrated by the Treasury. Its four key elements include:

•	the development of a public/private investment fund essentially structured as a government sponsored enterprise with the mission to purchase troubled assets from banks with an initial capitalization from government funds;

•	the Capital Assistance Program under which the Treasury will purchase additional preferred stock available only for banks that have undergone a new stress test given by their regulator;

•	an expansion of the Federal Reserve’s term asset-backed liquidity facility to support the purchase of up to $1 trillion in AAA-rated asset backed securities backed by consumer, student, and small business loans, and possible other types of loans; and

•	the establishment of a mortgage loan modification program with $50 billion in federal funds further detailed in the HASP.

The HASP is a program aimed to help seven to nine million families restructure their mortgages to avoid foreclosure. The plan also develops guidance for loan modifications nationwide. HASP provides programs and funding for eligible refinancing of loans owned or guaranteed by Fannie Mae or Freddie Mac, along with incentives to lenders, mortgage servicers, and borrowers to modify mortgages of “responsible” homeowners who are at risk of defaulting on their mortgage. The goals of HASP are to assist in the prevention of home foreclosures and to help stabilize falling home prices.

Beyond the Company’s participation in certain programs, such as TARP, the Company will benefit from these programs if they help stabilize the national banking system and aid in the recovery of the housing market.

Federal Housing Finance Agency

In January 2011, the Federal Housing Finance Agency (“FHFA”) announced that it directed Fannie Mae and Freddie Mac to work on a joint initiative, in coordination with FHFA and HUD, to consider alternatives for future mortgage servicing structures and servicing compensation for their single-family mortgage loans. Not all aspects of the joint initiative have yet been implemented and it is as yet uncertain how the financial services industry in general and the Bank specifically will be affected by the final requirements.

The Volcker Rule

On December 10, 2013, five U.S. financial regulators, including the Federal Reserve and the OCC, adopted a final rule implementing the so-called “Volcker Rule.” The Volcker Rule was created by Section 619 of the Dodd-Frank Act and prohibits “banking entities” from engaging in “proprietary trading” and making investments and conducting certain other activities with “private equity funds and hedge funds.” Although the final rule provides some tiering of compliance and reporting obligations based on size, the fundamental prohibitions of the Volcker Rule apply to banking entities of any size, including the Company and the Bank. The final rule becomes effective April 1, 2014; however, the Federal Reserve has extended the conformance period for all banking entities until July 21, 2015.

While the final rule and its accompanying materials comprise approximately 1,000 pages, banking entities that do not engage in any of the activities covered by the Volcker Rule (other than with respect to certain U.S. government obligations) are not required to adopt any formal compliance program specific to the Volcker Rule. We are currently reviewing the scope of the final rule to determine its impact on our operations.

Legislative and Regulatory Proposals

Proposals to change the laws and regulations governing the operations and taxation of, and federal insurance premiums paid by, savings banks and other financial institutions and companies that control such institutions are frequently raised in the U.S. Congress, state legislatures and before the FDIC, the OCC and other bank regulatory authorities. The likelihood of any major changes in the future and the impact such changes might have on us or our subsidiaries are impossible to determine. Similarly, proposals to change the accounting treatment applicable to savings banks and other depository institutions are frequently raised by the SEC, the federal banking agencies, the IRS and other appropriate authorities, including, among others, proposals relating to fair market value accounting for certain classes of assets and liabilities. The likelihood and impact of any additional future accounting rule changes and the impact such changes might have on us or our subsidiaries are impossible to determine at this time.

Competition

The Bank encounters strong competition in attracting both loan and deposit customers. Such competition includes other banks, savings institutions, mortgage banking companies, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms. The Bank’s market area includes branches of several commercial banks that are substantially larger in terms of loans and deposits. Furthermore, tax exempt credit unions operate in most of the Bank’s market area and aggressively price their products and services to a large portion of the market. Our profitability depends upon the Bank’s continued ability to successfully expand market share and mitigate credit losses.

Customer demand for loans secured by real estate has been reduced by a weak economy, an increase in unemployment and a decrease in real estate values. Low demand for real estate loans has decreased the Bank’s income because alternative investments, such as securities, typically earn a lower return than real estate secured loans.

The principal factors that are used to attract deposit accounts and that distinguish one financial institution from another include rates of return, quality of service to the customers, types of accounts, service fees, convenience of office locations and hours, and other services. We offer a full array of deposit, savings and investment products to meet the needs of our consumer and business customers with features, high service levels, convenience and rates/fees structured to provide a competitive value proposition for our customers and prospective customers. In return, our customers have rewarded us with high levels of satisfaction and loyalty as proven by our recent rating by a well-known agency which showed the Bank to be one of the highest rated banks in the upper Midwest.

The primary factors in competing for loans are interest rates, loan fee charges, and timeliness and quality of service to the borrower. Similar to the market for deposit and investment products, we focus on offering the best overall value to our loan customers. During the six months ended September 30, 2013, we originated $214.8 million in single family “conforming” loans. While single family “conforming” loans are subsequently sold to investors, a key competitive difference is that the Bank retains servicing on our residential mortgages, thereby ensuring a high level of continuing customer service. At September 30, 2013, the Bank has a servicing portfolio of approximately $2.8 billion.

Sales and Marketing

Key to our future success is the re-launch of a focused and proactive marketing and sales program.

Marketing. In 2009, the marketing budget was significantly reduced to manage expenses. Media and other marketing channels continued to be used to promote the Bank’s name in the market place and to support a narrowed band of products. In 2012, the Bank introduced a new consumer product line-up oriented toward rewarding its customers who leverage various self-service channels including debit cards, online bill pay and direct deposit. Even greater value was provided to those with significant deposit, investment and loan balances.

In 2013, the marketing budget was expanded to support core deposit and loan growth initiatives. Further there has been a shift in the proportion of expenditures away from traditional channels and toward digital media including the Bank’s website, email, and various internet search engines. Recent studies have shown the fastest growing delivery channels in banking are online and mobile. In fact up to 70% of consumers now use the internet to research before making “buying” decisions. The Bank intends to be among the banks considered potential and existing customers consider new financial products researched online. To support this move, the Bank introduced mobile banking in August 2012 along with email and text alerts. Further online enhancements are scheduled for 2014.

Additionally, the Bank recently changed its logo and will begin rolling out a new branding effort in a cost effective manner, first digitally and then to branch signage replacements and enhancements.

Sales. Sales and service has traditionally been approached from a price driven strategy coupled with outstanding customer service. The Bank recently contracted with an international sales process partner to create a more proactive and disciplined sales culture within the Retail Banking Group of the Bank. Similar initiatives are occurring in the commercial banking area. A limited but powerful set of initiatives will support this effort including stronger sales tracking and reporting, improved sales incentive programs, robust sales and sales management training, sales support technology, and continued efforts to ensure the hiring top talent.

Description of Property

Our main office headquarters are located at 25 West Main Street, Madison, Wisconsin and we have 54 other full-service offices and one loan origination office. The Bank owns 34 of its full-service offices, leases the land on which four such offices are located, and leases the remaining 16 full-service offices. The Bank also owns its headquarters building, adjacent surface parking lot and parking garage. In addition, the Bank leases one loan-origination facility. This lease expires on December 31, 2013 at which time the Bank will close the facility and merge its operator with a nearby branch location. The leases expire between 2013 and 2030. The aggregate net book value at September 30, 2013 of the properties owned or leased, including headquarters, properties and leasehold improvements, was $20.3 million. We believe that our current facilities are adequate to meet present needs.

Employees

As of September 30, 2013, we had 697 full-time equivalent employees. The average tenure of the Bank employees is 11 years. None of the Bank employees are covered under collective bargaining agreements.

Legal Proceedings

One pending lawsuit against us that is currently in the discovery stage involves a Bank-issued letter of credit in support of a residential real estate development. A specific reserve for loss on unfunded loan commitments was established at June 30, 2013 in the amount of $2.4 million due to a shortfall in the value of the residential real estate development supporting the letter of credit, $1.7 million of which was recorded during the quarter ended June 30, 2013. The specific reserve balance remains at $2.4 million as of September 30, 2013.

In addition to the above, we are also involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by our management to be immaterial to our financial condition, results of operations or cash flows.

On February 21, 2013, we received a “Wells Notice” from the SEC indicating its intent to bring a civil injunctive action against us alleging that we violated Sections 10(b), 13(a), 13(b)(2)(A), 13(b)(2)(B), and 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rules 10b-5 and 13a-13 thereunder. On August 14, 2013, the SEC filed a complaint alleging that we and our former chief financial officer, Dale Ringgenberg, made material misstatements in our quarterly report on Form 10-Q for the period ending June 30, 2009. Without admitting or denying the allegations in the SEC’s complaint, we agreed to settle the action against us by consenting to the entry of a final judgment permanently enjoining us from violating Sections 10(b), 13(a), 13(b)(2)(A), 13(b)(2)(B), and 13(b)(2)(B) of the Exchange Act and Rules 10b-5 and 13a-13 thereunder.

There was no monetary fine or penalty to us for the settlement of this action.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors, executive officers and key employees as of December 18, 2013:

Name	Age	Position
Chris M. Bauer	65	Director, President and Chief Executive Officer of the Company and the Bank
Richard A. Bergstrom	63	Director of the Company and the Bank
Holly Cremer Berkenstadt	58	Director of the Company
Bradley E. Cooper	45	Director of the Company
Martin S. Friedman	45	Director of the Company
David L. Omachinski	62	Director of the Company and the Bank
Pat Richter	72	Director of the Company and the Bank
Donald F. Bertucci	64	Executive Vice President—Retail Lending Group of the Bank
Thomas G. Dolan	54	Executive Vice President, Chief Financial Officer and Treasurer of the Company and the Bank
Martha M. Hayes	52	Executive Vice President—Chief Risk Officer of the Bank
Scott M. McBrair	57	Executive Vice President—Retail Banking Group of the Bank
Ronald R. Osterholz	65	Senior Vice President—Human Resources of the Bank
Mark D. Timmerman	46	Executive Vice President, Secretary and General Counsel of the Company and the Bank; Director of the Bank

Chris M. Bauer. Mr. Bauer has been a Director, President and Chief Executive Officer of the Company since June 2009. Prior to joining the Company, Mr. Bauer was an independent consultant and immediate past chairman of the American Automobile Association, Inc.; founded First Business Bank Milwaukee in 2000, serving as its chairman until 2003; retired as chairman and Chief Executive Officer of Firstar Bank Milwaukee, N.A. and head of commercial banking for Firstar Corp. in 1999. Mr. Bauer is currently a member of the boards of directors of The Auto Club Group and Auto Club Insurance Association. His qualifications to serve as a Director, President and Chief Executive Officer of the Company and the Bank include his 37 years of financial services experience, with a combined 16 years as bank president at First Wisconsin Bank and Firstar Bank Milwaukee, N.A.

Richard A. Bergstrom. Mr. Bergstrom has been a Director of the Company since 1999. He is also President of Bergstrom Corporation, Wisconsin’s largest automotive retailer, with 25 dealerships across the state, and Director of the Bank. His qualifications to serve as a Director of the Company, as a member of the Compensation Committee, and as a member of the Nominating and Governance Committee include substantial senior management expertise and financial expertise as president of Bergstrom Corporation.

Holly Cremer Berkenstadt. Ms. Berkenstadt has been a Director of the Company since 1994. She is the former Chairman of the Board and Director of Wisconsin Cheeseman, Inc., a direct food and gift company located in Sun Prairie, Wisconsin. She is also Director of the Cremer Foundation and serves as a Director of several not-for-profit boards. Her qualifications to serve as a Director of the Company and a member of the Audit Committee include substantial senior management expertise and financial expertise.

Bradley E. Cooper. Mr. Cooper has been a Director of the Company since December 2013. He is a founding partner of Capital Z Partners, a private equity fund focused on investing in the financial services sector. Prior to founding Capital Z in 1990, Mr. Cooper was an investment banker in the Financial Institutions Group of Salomon Brothers. Mr. Cooper currently serves as a director of several Capital Z Partners portfolio companies. As an experienced investor in the financial services industry, Mr. Cooper has developed an extensive network of contacts throughout the industry. He regularly speaks at industry conferences as an expert on acquisitions and investments in the financial services companies.

Martin S. Friedman. Mr. Friedman has been a Director of the Company since December 2013. He is co-founder of FJ Capital Management, an investment fund firm based in McLean, Virginia, and has served as its CEO since 2008. He was previously Director of Research for Friedman, Billings, Ramsey Group, a research and securities trading firm, from 1998 to 2007. Prior to that, he was a securities analyst with the same firm from 1992 to 1998. He has been a member of the Board of Directors of Reston, VA-based commercial bank Access National since 2009. Mr. Friedman also served on the Board of Directors for Guaranty Savings Bank in Metairie, Louisiana from 2008 to 2009. Mr. Friedman has over 25 years of experience in and around the commercial and investment banking industries, in which he applied and developed skills in financial analysis with an expertise in financial institutions, corporate finance, SEC and banking compliance and management.

David L. Omachinski. Mr. Omachinski has been a Director of the Company since 2002. Mr. Omachinski is currently serving as an independent business consultant. He has been the Chairman of the Board since June 2009 and Lead Director of the Board from February 2009 to June 2009. He was President & Chief Executive Officer (from October 2005 to August 2006) of Magnum Products, LLC., a company which supplies light towers, mobile generators, trash pumps and other construction equipment for a variety of industries. Prior thereto, he was President & Chief Operating Officer (since February 2004), Executive Vice President, Chief Operating & Financial Officer, and Treasurer (since 2002) and Vice President-Finance, Chief Financial Officer & Treasurer (since 1993) of OshKosh B’Gosh, Inc. He is also Director of Bioanalytical Systems, Inc. since 2009. His qualifications to serve as a Director of the Company and as Chair of the Audit Committee include his education and training in finance and accounting, substantial senior management experience and financial expertise. He is a Certified Public Accountant, has practiced with a public accounting firm and has served in various executive capacities. He meets the requirements of an Audit Committee financial expert.

Pat Richter. Mr. Richter has been a Director of the Company since 1990. He is also Director of Athletics-Emeritus at the University of Wisconsin-Madison and Emeritus Director of the Board of the Green Bay Packers, Green Bay, Wisconsin. He is a member of the Board of Directors at Meriter Health Services, Madison, Wisconsin. Mr. Richter is currently serving as a consultant for several business organizations. His qualifications to serve as a Director of the Company, as a member of the Nominating and Governance Committee, and as Chair of the Compensation Committee include his substantial senior management experience.

Donald F. Bertucci. Mr. Bertucci is currently Executive Vice President—Retail Lending Group of the Bank. Mr. Bertucci joined the Bank in 1972. Mr. Bertucci currently oversees the Bank’s residential lending and consumer lending efforts. Mr. Bertucci is an associate member of the Realtors Association of South Central Wisconsin and a member of the Madison Area Mortgage Bankers Association.

Thomas G. Dolan. Mr. Dolan is currently Executive Vice President, Chief Financial Officer and Treasurer of the Company and of the Bank. Mr. Dolan joined the Company and the Bank in March 2011, following a consulting arrangement with the Company and the Bank since January 2010. Mr. Dolan oversees the Bank’s Treasury Management, Finance, Accounting and Management Information Systems areas. Mr. Dolan has more than 25 years of experience with LaSalle Bank and Bank of America and was the sole owner and Managing Director of Northern Pointe Consulting, a financial institution consulting firm since 2008.

Martha M. Hayes. Ms. Hayes currently serves as Executive Vice President-Chief Risk Officer of the Bank. She joined the Bank as its Chief Credit Risk Officer on July 31, 2009. She previously served as President and Managing Director of Merrill Lynch Business Financial Services in Chicago from 2004 to 2008. Prior to that role, she served in a variety of related capacities beginning in 1987 for Wachovia Corporation, including Senior Vice President and Director of Commercial Loan Products and Chief Operating Officer for Wachovia’s Risk Management Division, Business Credit Solutions.

Scott M. McBrair. Mr. McBrair is Executive Vice President—Retail Banking Group of the Bank. He oversees the Bank’s branch network, Marketing, Bank Operations and Anchor Investment Services. Prior to joining Anchor in

January 2011, Mr. McBrair consulted for First Niagara Bank after serving as the Executive Vice President-Retail Banking at Webster Bank from 2005 to 2009. He began his banking career at Bank One, now JPMorgan Chase, where he served in a variety of Retail Banking assignments over a 21 year span from 1983 to 2005 with the latest being Executive Vice President-Retail Region Manager.

Ronald R. Osterholz. Mr. Osterholz is Senior Vice President-Human Resources of the Bank. Mr. Osterholz joined the Bank in 1973 and previously served as Savings Officer, Branch Manager and Branch Coordinator. Mr. Osterholz currently oversees the Bank’s Human Resources and Training departments. Mr. Osterholz is active in the University of Wisconsin-Madison Alumni Association functions, on the Board of the University of Wisconsin-Platteville Foundation and is in various civic organizations and clubs.

Mark D. Timmerman. Mr. Timmerman currently serves as Executive Vice President, Secretary and General Counsel of the Company and the Bank, and he is a Director of the Bank. Mr. Timmerman oversees the Bank’s legal and compliance areas. Mr. Timmerman previously served as a Director of the Company and as Executive Vice President of the Bank. Mr. Timmerman has been a member of the State Bar of Wisconsin since 1994.

CORPORATE GOVERNANCE

Director Independence

The Board has adopted the following standards for director independence in compliance with rules of the SEC and generally consistent with corporate governance listing standards for companies listed on the NASDAQ Global Market:

•	No director qualifies as “independent” unless the Board affirmatively determines that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us);

•	A director who is an employee, or whose immediate family member is an executive officer of ours is not “independent” until three years after the end of such employment relationship;

•	A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from us or any of our subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not “independent” until three years after he or she ceases to receive more than $120,000 per year in such compensation;

•	A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of ours is not “independent” until three years after the end of the affiliation or the employment or auditing relationship;

•	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship; and

•	A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a charity to which we donate or a company that makes payments to, or received payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $200,000 or 5% of such other charity’s or company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

The independence standards listed above were adopted prior to the effectiveness of the Plan of Reorganization and continue to be in force.

Based on its review of the independence of directors, the Board has determined that each member of the Board, except Mr. Bauer meets the aforementioned independence standards. Mr. Bauer does not meet the aforementioned independence standards because he is the President and Chief Executive Officer of the Company and of the Bank.

The independent directors regularly meet in executive session without Mr. Bauer.

The Board and Its Committees

Audit Committee. The Audit Committee of the Board provides assistance to the Board in fulfilling its oversight responsibility to the stockholders of the Company relating to:

•	Monitoring the quality and integrity of our financial reporting process, financial statements and systems of internal controls regarding finance and accounting, including reviewing our annual report and quarterly reports;

•	Reviewing our corporate compliance policies and monitoring compliance with our Code of Business Conduct and Ethics, a copy of which is available on the Company’s website at www.anchorbank.com, and other compliance policies with legal and regulatory requirements, including reviewing any significant case of employee conflict of interest or misconduct;

•	Monitoring the qualifications, independence and performance of the independent auditors, including approving in advance all audit and non-audit engagements;

•	Retaining and determining the compensation of the independent auditors;

•	Monitoring our financial, litigation and compliance risks; and

•	Reporting to the Board as appropriate.

The Audit Committee is empowered to appoint, compensate and oversee the work of the Company’s independent registered public accounting firm and to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the authority to engage and retain independent counsel and other advisors as it determines necessary to carry out its duties. In connection with the Plan of Reorganization, the composition of the Audit Committee changed. The members of the Audit Committee currently include Ms. Holly Cremer Berkenstadt and Messrs. David Omachinski and Pat Richter. Each of these persons is independent within the meaning of applicable laws and regulations, the listing standards of the NASDAQ Global Market and the Company’s corporate governance guidelines.

The Board has determined that Messrs. Omachinski and Richter meet the standard of “Audit Committee Financial Expert,” as defined by the SEC, and that each member of the Audit Committee is independent from management and financially literate, as defined by the NASDAQ Global Market listing standards.

Compensation Committee. The Compensation Committee evaluates, oversees and approves the compensation and benefits policies for our executive officers. It conducts its duties consistent with a written charter, assists the Board in fulfilling its responsibilities for overseeing the compensation of our executive officers and is responsible for the following:

•	Reviewing and approving corporate goals and objectives relevant to CEO compensation and evaluating the CEO’s performance in light of such goals and objectives;

•	Recommending to the Board the compensation and benefits for the CEO considering (at a minimum) the Company’s performance, relative stockholder return and the value of compensation granted to CEO’s at comparable or peer companies;

•	Setting compensation for our executive officers other than the CEO, after consideration of the CEO’s recommendations;

•	In accordance with the American Recovery and Reinvestment Act of 2009 (the “ARRA”), meeting at least semi-annually to discuss and evaluate employee compensation plans in light of an assessment of any risk posed to the Company, as a participant in TARP CPP under the Emergency Economic Stabilization Act of 2008 (“EESA”), to ensure that such plans do not encourage employees to take unnecessary and excessive risks; and, to the extent required by EESA, reviewing, at least annually “Senior Executive Officer” (“SEO” as defined in EESA) compensation, to ensure SEO compensation does not encourage such officers to take unnecessary and excessive risks;

•	Maintaining compensation practices that are consistent with applicable market standards and compliant with applicable regulatory requirements;

•	Recommending to the Board the approval, amendment and termination of any of our plans that permit awards of our common stock;

•	Approving significant amendments to the retirement plans, severance plans, deferred compensation plans or any other compensation or benefit plans in which our executive officers participate;

•	Overseeing our policies on structuring compensation programs for executive officers to preserve tax deductibility and to establish and certify, as and when required, the attainment of performance goals pursuant to the U.S. tax code;

•	Discussing and reviewing with management the disclosure regarding compensation and benefit matters and the Compensation Discussion and Analysis (“CD&A”) in the annual proxy statement, and recommending to the full Board whether the CD&A should be included in the annual proxy statement; and

•	Producing the Compensation Committee Report for inclusion in our annual proxy statement or in our Annual Report filed on Form 10-K, in accordance with applicable regulations.

The members of this committee are Ms. Holly Cremer Berkenstadt and Messrs. Richard Bergstrom and Pat Richter. Each of these persons is independent within the meaning of applicable laws and regulations, the listing standards of the NASDAQ Global Market and the Company’s corporate governance guidelines.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board evaluates and makes recommendations to the Board for the election of directors and evaluation of the Company’s corporate governance practices and policies. The members of this committee are Ms. Holly Cremer Berkenstadt and Messrs. Chris Bauer and Richard Bergstrom. With the exception of Mr. Bauer, each of these persons is independent within the meaning of applicable laws and regulations, the listing standards of the NASDAQ Global Market and the Company’s corporate governance guidelines.

The Nominating and Governance Committee proposes a slate of directors for election by our stockholders at each annual meeting and appoints candidates to fill any vacancies on the Board. In addition, the Nominating and Governance Committee assists the Board with:

•	Identifying and recommending qualified candidates to fill positions on the Board and its committees;

•	Recommending to the Board the compensation and benefits for directors;

•	Overseeing the evaluation of the structure, duties, size, membership and functions of the Board and its committees, as appropriate, including advising the Board as to whether any director has a conflict of interest;

•	Overseeing the evaluation of the Board and its committees and members;

•	Overseeing corporate governance, including developing and recommending corporate governance guidelines and policies;

•	Overseeing the succession planning process for the Company’s Chief Executive Officer, executive officers and senior managers holding significant positions within the Company; and

•	Reviewing disclosures in our annual proxy statement, including any stockholder proposals and any statements in opposition.

We have amended and adopted the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee to implement the rules and standards. Such charters were adopted and amended prior to the effectiveness of the Plan of Reorganization and continue to be in force. We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees. You can access our committee charters and our Code of Business Conduct and Ethics at our website at www.anchorbank.com or by writing to us at 25 West Main Street, Madison, Wisconsin 53703, Attention Mark D. Timmerman, Executive Vice President, Secretary and General Counsel.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee serves as an officer or employee of the Company. None of the Company’s executive officers serve as a member of the Compensation Committee of any other company that has an executive officer serving as a member of the Board. None of the Company’s executive officers serve as a member of the board of directors of any other company that has an executive officer serving as a member the Company’s Compensation Committee.

Compensation of Directors

Meeting Fees. Each member of the Board is paid a fee of $2,250 for each regular quarterly board meeting attended. In addition, each director of the Bank also is paid a fee of $2,250 for each regular meeting of the board of directors of the Bank attended. Directors of the Company and the Bank also receive a fee of $450 for each regular committee meeting of the respective board attended and $1,125 for each special board meeting attended. The Audit Committee Chair receives an annual retainer of $7,200, payable in quarterly installments. As Chairman of the Board of the Company and Bank, respectively, Mr. Omachinski receives a monthly fee of $5,000. Each employee-member of the Board of the Company or the Bank receives no meeting fee. Accordingly, as an employee-member of the Boards of both the Company and the Bank, Mr. Bauer receives no meeting fees.

The following table sets forth information concerning compensation paid or accrued by the Company and the Bank to each member of the board of directors during the year ending March 31, 2013.

Director Compensation. There were no stock awards, non-equity incentive plan compensation or above-market or preferential earnings on deferred compensation to any of the non-employee directors in fiscal 2013, and none of the non-employee directors participates in a defined benefit pension plan of the Company or the Bank.

Name	Fees Earned or Paid in Cash(1)	All Other Compensation(2)	Total
Richard A. Bergstrom	$30,600	$—	$30,600
Holly L. Cremer Berkenstadt	15,300	—	15,300
Duane Morse(3)	15,525	—	15,525
David L. Omachinski(4)	98,250	1,336	99,586
Pat Richter	30,600	—	30,600
Leonard Rush(3)	14,850	—	14,850
James D. Smessaert	15,075	—	15,075

(1)	Includes meeting, committee and chairmanship fees.
(2)	Includes interest paid on the Directors’ deferred compensation plan from Fox Cities Bank.
(3)	Directors were appointed by the U.S. Treasury, the Company’s sole preferred stockholder at March 31, 2013.
(4)	In addition to (1), includes Audit Committee Chair and Chairman fees.

Directors’ Stock Option Plans. We adopted our 2001 Stock Option Plan for non-employee directors (the “2001 Directors’ Plan”) which provided for the grant of non-qualified stock options to non-employee directors of the Company and the Bank. During the year ended March 31, 2013, no stock options were granted. The 2001

Directors’ Plan was cancelled pursuant to the Plan of Reorganization. Also, pursuant to the Plan of Reorganization, all Legacy Common Stock and related securities were cancelled. Each non-officer director had the following equity awards outstanding at March 31, 2013:

Name	Option Awards	Stock Awards
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Stock Awards
Richard A. Bergstrom	8,000	—
Holly L. Cremer Berkenstadt	8,000	—
Duane Morse(1)	—	—
David L. Omachinski	8,000	—
Pat Richter	8,000	—
Leonard Rush(1)	—	—
James D. Smessaert	8,000	—

(1)	Directors were appointed by the U.S. Treasury, the Company’s sole preferred stockholder at March 31, 2013.

Directors’ Deferred Compensation Plan. The Company and the Bank maintain plans under which members of their Boards of Directors may elect to defer receipt of all or a portion of their director’s fees. Under the plans, the Company and the Bank are obligated to pay the deferred fees, semi-annually over a five-year period together with interest at a stated rate, upon the participating director’s resignation from the board of directors. During the year ended March 31, 2013, no director deferred funds pursuant to these deferred compensation plans.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Administration

Our Compensation Committee is responsible for all compensation, including equity compensation, of our named executive officers (“NEOs”). The Compensation Committee consists of Ms. Holly Cremer Berkenstadt and Messrs. Richard A. Bergstrom and Pat Richter, Chair. The Compensation Committee sets the strategic direction for our executive compensation policies and programs and helps ensure management’s execution and compliance with that strategic direction. It also oversees administration of certain of our compensation and benefit arrangements. It sets the compensation of the Chief Executive Officer (the “CEO”) and, with input from the CEO, establishes compensation for the other NEOs.

Our compensation philosophy envisions offering competitive total compensation and rewarding financial performance results that drive stockholder value. Through our executive compensation program, we strive to align the financial interests of our executive officers with the long-term interests of our stockholders, motivate our executive officers to achieve our strategic goals and attract and retain high performing executive officers to increase long-term and sustainable profitability, all within the parameters of prudent risk management requirements and a highly regulated industry, as well as the compensation restrictions that we currently operate under. We believe in the concept of structuring a significant portion of the value of our executives’ total compensation in a form to motivate them to take actions that will favorably impact our long-term and sustainable profitability without creating undue risk, as well as long-term stockholder value. Our compensation program strives to offer competitive pay packages in order for us to retain our executive talent and to attract talented executives.

We believe each compensation element is important in achieving our strategic plan objectives for the compensation programs, which in turn reflect the Board’s objectives for us. Annual non-equity incentive payments should be properly structured to be paid in amounts that are dependent on financial performance relative to our performance as compared to our peer group. Equity awards in the form of non-qualified stock options or restricted stock subject to long term vesting schedules serve to retain executives and keep a portion of executives’ compensation tied to the long-term value created in the Company.

Prior to the Plan of Reorganization, our executive compensation was governed by the Interim Final Rule on TARP Standards for Compensation and Corporate Governance (the “Interim Final Rule”) issued by the U.S. Treasury in June 2009 under the ARRA. We were subject to the Interim Final Rule due to our participation in the TARP CPP.

For our senior executive officers, including the NEOs, the Interim Final Rule prohibited or limited certain components of our executive compensation program, including:

•	payment or accrual of annual and long-term incentive compensation;

•	granting of stock options (except for long-term restricted stock);

•	certain retirement benefits; and

•	potential payments upon termination of employment or change of control (severance payments) that the executive officers or covered employees might otherwise have been eligible to receive.

As a result, during the fiscal year ended March 31, 2013, the primary means available to us for compensating NEOs and other employees covered under the Interim Final Rule were limited to cash salary, and, on a limited basis, restricted stock. Following the Effective Date, we were no longer subject to the limitations set forth by the Interim Final Rule. As a result, the Compensation Committee is in the process of reevaluating our executive compensation program based on our philosophy set forth above.

Peer Group Review

The Compensation Committee has historically used peer group information as a general check to confirm that the compensation levels of our NEOs are generally aligned with levels of our peers. For the fiscal year ending March 31, 2013, our peer group included nine publicly traded bank and thrift holding companies (listed below) that range in asset size from $2.0 billion to $9.7 billion and which are engaged in similar lines of business as us. The median size of the companies in this group was $6.0 billion in assets compared to our $2.4 billion in assets as of March 31, 2013. Our management provided input as to the constituents of this peer group to the Compensation Committee. This peer group is used for comparison of compensation levels for the NEOs and for comparing our business performance to demonstrate pay-for-performance and other pay practices.

•	Bank Mutual Corporation

•	Chemical Financial Corp.

•	Citizen’s Republic Bancorp, Inc.

•	First Busey Bank

•	First Financial Bancorp

•	Independent Bank Corporation

•	Old National Bancorp

•	Old Second Bancorp, Inc.

•	Park National Corp.

Fiscal Year Ended March 31, 2013

The Compensation Committee evaluates the base salary of the CEO and the other NEOs each year and approves any changes to base salaries after reviewing peer group information. The Compensation Committee also noted approval of the stockholder advisory vote on executive compensation at the 2012 Annual Meeting of Stockholders and determined that no changes in the compensation process were required as a result of that vote.

For fiscal year ended March 31, 2013, our executive compensation was primarily impacted by three factors: our financial performance, restrictions on executive compensation to which we were subject based on our participation in the TARP CPP, and our inability, at March 31, 2013, to raise additional capital.

For fiscal year ended March 31, 2013, the Compensation Committee took the following actions with regard to executive compensation:

•	reduced the base salary for all NEOs;

•	continued the suspension of any non-equity incentive plan payments for the NEOs and for other senior management; and

•	continued the suspension of any long-term equity incentive awards for the NEOs and for other senior management.

The Elements of Executive Compensation

The Compensation Committee believes that an effective executive compensation program includes the following:

Short Term

Base Salary. Our objective is to pay a base salary that is competitive with that of peer companies to reward performance and to enable it to attract and retain the top talent that we need to manage its business. Base salary is set each year taking into account market compensation data, as well as the performance level of the executive and the competency level demonstrated in the past. Changes in base salary are market-based and typically effective in the first quarter of each year. Although we do not formally benchmark base salary amounts for NEOs and other executive officers to selected competitors or peer group averages, we believe the base salaries for the NEOs are directionally consistent and appropriately aligned with competitive norms.

Non-Equity Incentive Plan. The Compensation Committee acknowledges the competitive marketplace’s need to have a non-equity incentive plan as a meaningful part of our overall executive compensation plan. The Compensation Committee continues to evaluate its approach with respect to the creation of a new non-equity incentive plan utilizing peer group data and best practices in executive compensation trends and corporate governance.

Long Term

Long-Term Equity Incentive Awards

We believe it is in the best interests of stockholders to have a meaningful portion of executives’ compensation comprised of stock-based compensation in order to closely align executives’ interests with those of stockholders. In contrast to other components of our executive compensation program, the determination of equity compensation amounts has historically been a discretionary process that takes into account a number of factors, but is not formulaic. We have historically awarded stock-based compensation to executives in the form of stock options. Beginning in fiscal 2007, however, we changed this approach and began granting equity compensation in the form of restricted stock. In connection with the Plan of Reorganization, all of our Legacy Common Stock, including shares held pursuant to any equity incentive plans, were cancelled and we discontinued providing long-term equity incentive awards. The Compensation Committee continues to evaluate its approach with respect to the use of long-term equity incentive awards in the future as a means of creating the proper incentive to focus executives on achieving long-term value for our stockholders and to serve as a key-employee retention tool.

Retirement Plans

All of the NEOs participate in the 401(k) Plan. The Bank reinstated the employer matching contributions of our 401(k) Plan as of January 1, 2013.

Perquisites

Historically, we provided the NEOs with perquisites and other personal benefits that we believe are reasonable relative to our peer group and consistent with our overall compensation program so as to better enable us to attract and retain superior employees for key positions. This approach has changed in recent years and all perquisites have been discontinued, except as contractually required. The incremental costs to us of providing these perquisites and other personal benefits to the NEOs for the fiscal year ended March 31, 2013, are included in the Summary Compensation Table under the “All Other Compensation” column.

Employment Agreements and Change in Control Agreements

We are currently party to employment agreements or arrangements with our NEOs, except for Mr. Bauer. These agreements or arrangements with the NEOs are customary in the banking industry and for public companies in general and we believe they are important for gaining assurances that the primary individuals responsible for leading us remain committed to us. We had an employment agreement in place with Mr. Bauer that expired on June 23, 2013. Ms. Hayes and Messrs. Bauer, Dolan, McBrair and Timmerman executed employment agreements on July 1, 2013.

We are party to severance agreements with certain other non-executive officers, which provide for certain financial protection in the event of termination of employment following a change in control. We believe these agreements are important from both a retention standpoint as well as to provide us with some degree of assurance that executives will remain focused on operating our business and insuring a smooth transition in the event of a change-in-control despite personal uncertainty and disruption arising from the circumstances.

Employment Agreements

All of our NEOs’ employment agreements or arrangements are subject to the restrictions pertaining to executive compensation contained in the Interim Final Rule and ARRA and any amendments thereto or regulations promulgated thereunder, as well as customary non-disclosure, non-disparagement and similar provisions.

Chris M. Bauer

Chris M. Bauer has been retained as our President and Chief Executive Officer and Chief Executive Officer of the Bank since 2009. Effective June 23, 2011, we and Bank entered into a two year employment agreement, replacing a prior arrangement and retaining Mr. Bauer as President and Chief Executive Officer of each of us and the Bank through June 22, 2013. While that agreement has expired in accordance with its terms, we are continuing to compensate Mr. Bauer in accordance with the terms of that agreement. The employment agreement provided for a salary of $700,000 per year (beginning in fiscal 2013, the salary was reduced to $615,000 in accordance with an across-the-board salary reduction for all senior executives) and affords Mr. Bauer the same benefits provided to other executive officers or as may be authorized and approved by the Board. If Mr. Bauer voluntarily resigns, he is required to provide the Bank with thirty days advance written notice. If he resigns or is terminated for any reason, his salary may be continued for up to an additional thirty days, but only if he assists the Bank in the winding up and transitioning of his duties during that period. Upon termination of employment for any reason, including a change-in-control, Mr. Bauer is entitled only to compensation or benefits accrued prior to his termination date. If the OCC or FDIC requires Mr. Bauer’s agreement to be terminated, all our obligations and obligations of the Bank shall be terminated, except with respect to any previously vested rights. If the OCC or FDIC requires Mr. Bauer’s agreement to be suspended, the Bank’s obligations shall be suspended; provided that if the suspension is lifted or charges dismissed, Mr. Bauer shall receive all compensation withheld during the suspension.

Thomas Dolan

Thomas Dolan is our Executive Vice President, Chief Financial Officer and Treasurer and the Bank’s Executive Vice President, Chief Financial Officer and Treasurer. Effective July 1, 2013, the Bank entered into a one year employment agreement, replacing a prior arrangement and retaining Mr. Dolan as the Bank’s Executive Vice President, Chief Financial Officer and Treasurer through June 30, 2014. The employment agreement provides for a salary of $432,000 per year and affords Mr. Dolan the same benefits provided to other executive officers or as may be authorized and approved by the Board. If Mr. Dolan voluntarily resigns, he is required to provide the Bank with thirty days advance written notice. If he resigns or is terminated for any reason, his salary may be continued for up to an additional thirty days, but only if he assists the Bank in the winding up and transitioning of his duties during that period. Upon termination of employment for any reason, including a change-in-control, Mr. Dolan is entitled only to compensation or benefits accrued prior to her termination date. If the OCC or FDIC requires Mr. Dolan agreement to be terminated, all obligations of the Bank shall be terminated, except with respect to any previously vested rights. If the OCC or FDIC requires Mr. Dolan’s agreement to be suspended, the Bank’s obligations shall be suspended; provided that if the suspension is lifted or charges dismissed, Mr. Dolan shall receive all compensation withheld during the suspension.

Martha M. Hayes

Martha M. Hayes is the Bank’s Executive Vice President—Chief Risk Officer. Effective July 1, 2013, the Bank entered into a one year employment agreement, replacing a prior arrangement and retaining Ms. Hayes as the Bank’s Executive Vice President—Chief Risk Officer through June 30, 2014. The employment agreement provides for a salary of $432,000 per year and affords Ms. Hayes the same benefits provided to other executive officers or as may be authorized and approved by the Board. If Ms. Hayes voluntarily resigns, she is required to provide the Bank with thirty days advance written notice. If she resigns or is terminated for any reason, her salary may be continued for up to an additional thirty days, but only if she assists the Bank in the winding up and transitioning of her duties during that period. Upon termination of employment for any reason, including a change-in-control, Ms. Hayes is entitled only to compensation or benefits accrued prior to her termination date. If the OCC or FDIC requires Ms. Hayes’s agreement to be terminated, all obligations of the Bank shall be terminated, except with respect to any previously vested rights. If the OCC or FDIC requires Ms. Hayes’s agreement to be suspended, the Bank’s obligations shall be suspended; provided that if the suspension is lifted or charges dismissed, Ms. Hayes shall receive all compensation withheld during the suspension.

Scott M. McBrair

Scott M. McBrair is the Bank’s Executive Vice President—Retail Banking. Effective July 1, 2013, the Bank entered into a one year employment agreement, replacing a prior arrangement and retaining Mr. McBrair as the Bank’s Executive Vice President—Retail Banking through June 30, 2014. The employment agreement provides for a salary of $432,000 per year and affords Mr. McBrair the same benefits provided to other executive officers or as may be authorized and approved by the Board. If Mr. McBrair voluntarily resigns, he is required to provide the Bank with thirty days advance written notice. If he resigns or is terminated for any reason, his salary may be continued for up to an additional thirty days, but only if he assists the Bank in the winding up and transitioning of his duties during that period. Upon termination of employment for any reason, including a change-in-control, Mr. McBrair is entitled only to compensation or benefits accrued prior to her termination date. If the OCC or FDIC requires Mr. McBrair’s agreement to be terminated, all obligations of the Bank shall be terminated, except with respect to any previously vested rights. If the OCC or FDIC requires Mr. McBrair’s agreement to be suspended, the Bank’s obligations shall be suspended; provided that if the suspension is lifted or charges dismissed, Mr. McBrair shall receive all compensation withheld during the suspension.

Mark D. Timmerman

Mark D. Timmerman is our Secretary and Executive Vice President – General Counsel and the Bank’s Secretary and Executive Vice President—General Counsel. Effective July 1, 2013, the Bank entered into a one year employment agreement, replacing a prior arrangement and retaining Mr. Timmerman as the Bank’s Executive Vice President—General Counsel through June 30, 2014. The employment agreement provides for a salary of $240,000 per year and affords Mr. Timmerman the same benefits provided to other executive officers or as may be authorized and approved by the Board. If Mr. Timmerman voluntarily resigns, he is required to provide the Bank with thirty days advance written notice. If he resigns or is terminated for any reason, his salary may be continued for up to an additional thirty days, but only if he assists the Bank in the winding up and transitioning of his duties during that period. Upon termination of employment for any reason, including a change-in-control, Mr. Timmerman is entitled only to compensation or benefits accrued prior to her termination date. If the OCC or FDIC requires Mr. Timmerman’s agreement to be terminated, all obligations of the Bank shall be terminated, except with respect to any previously vested rights. If the OCC or FDIC requires Mr. Timmerman’s agreement to be suspended, the Bank’s obligations shall be suspended; provided that if the suspension is lifted or charges dismissed, Mr. Timmerman shall receive all compensation withheld during the suspension.

Security Ownership Guidelines

The Compensation Committee has not established any stock ownership guidelines for the NEOs and other senior officers, or for our outside directors.

Executive Compensation

The following table sets forth a summary of certain information concerning the compensation awarded to or paid by us or our subsidiaries for services rendered in all capacities during the last fiscal year to our principal executive officer and our principal financial officer as well as our three other highest compensated executive officers (the “named executive officer(s)” or “NEO(s)”). On the Effective Date, pursuant to the Plan of Reorganization, all shares of the outstanding Legacy Common Stock, including shares held as treasury stock and in any stock incentive plans, were cancelled for no consideration.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Chris M. Bauer	2013	$615,000	$—	$17,384	$632,384
President and Chief Executive Officer of the Company and the Bank	2012	$787,500	$—	$11,508	$799,008

Thomas G. Dolan	2013	$358,750	$—	$454	$359,204
Executive Vice President, Chief Financial Officer of the Company and the Bank	2012	$385,000	$—	$587	$385,587

Mark D. Timmerman	2013	$267,500	$51,793	$2,440	$321,733
Executive Vice President, Secretary, General Counsel of the Company and the Bank	2012	$350,000	$248,480	$774	$599,254

Martha M. Hayes	2013	$400,500	$—	$3,743	$404,243
Executive Vice President—Chief Risk Officer of the Bank	2012	$432,000	$—	$763	$432,763

Scott M. McBrair	2013	$358,750	$—	$3,231	$361,981
Executive Vice President—Retail Banking of the Bank	2012	$301,667	$—	$639	$302,306

(1)	Reflects the dollar amounts recognized for financial statement reporting purposes in accordance with FASB ASC Topic 718, of restricted stock awarded under our 2004 Equity Incentive Plan and thus may include amounts from awards granted in and prior to 2007. The assumptions used in the calculation of these amounts are included in the notes to the audited consolidated financial statements included elsewhere in this prospectus. Market value of shares vesting during the fiscal year ended March 31, 2013 was $6,715 for Mr. Timmerman.

(2)	The amounts listed as “All Other Compensation” in the “Summary Compensation Table” above include Company contributions to the AnchorBank 401(k) Plan, dividends paid on restricted stock, directors fees received from the Company and/or the Bank, Company contributions to non-qualified deferred compensation plans, life insurance premiums paid by the Company and the imputed personal use of Company-owned vehicles, if applicable, which are listed in the table below:

	Year	Company Matching Contribution to 401(k) Plan	Life Insurance Premiums	Imputed Personal Use of Company- Owned Vehicles	Total
Chris M. Bauer	2013	$4,522	$861	$12,001	$17,384
	2012	$—	$870	$10,638	$11,508

Thomas G. Dolan	2013	$—	$454	$—	$454
	2012	$—	$587	$—	$587

Mark D. Timmerman	2013	$1,844	$596	$—	$2,440
	2012	$—	$774	$—	$774

Martha M. Hayes	2013	$3,028	$715	$—	$3,743
	2012	$—	$763	$—	$763

Scott M. McBrair	2013	$2,691	$540	$—	$3,231
	2012	$—	$639	$—	$639

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each NEO as of March 31, 2013. All such outstanding awards were made prior to fiscal 2008, with all stock options outstanding on March 31, 2013, being exercisable as of such date. In connection with the Plan of Reorganization, all securities owned pursuant to such equity awards were cancelled.

	Options Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Chris M. Bauer	—	—	—		—	—
Thomas G. Dolan	—	—	—		—	—
Mark D. Timmerman	40,000	$23.7700	6/9/2013	(1)	—	—
	17,545	$28.4950	11/23/2014	(2)	—	—

Total	57,545	—	—		—	—
Martha M. Hayes	—	—	—		—	—
Scott M. McBrair	—	—	—		—	—

(1)	Option award issued under the 1995 Stock Plan with an expiration date of 10 years from the date of grant. The exercise price was based on the average of the high and low price on the date of grant. Options vested over a period of one to five years.
(2)	Option award issued under the 2004 Stock Plan with an expiration date of 10 years from the date of grant. The exercise price was based on the average of the high and low price on the date of grant. Options vested over a period of one to five years.

Option Exercises And Stock-Vested

The following table sets forth certain information with respect to stock options exercised and restricted stock awards vested for the NEOs during the year ended March 31, 2013.

	Options Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Chris M. Bauer	—	$—	—	$—
Thomas G. Dolan	—	$—	—	$—
Mark D. Timmerman	—	$—	17,000	$6,715
Martha M. Hayes	—	$—	—	$—
Scott McBrair	—	$—	—	$—

Non-Qualified Deferred Compensation

The following table sets forth information concerning the Excess Benefit Plan and the Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)
Chris M. Bauer	$—	$—	$—	$—	$—
Thomas G. Dolan	$—	$—	$—	$—	$—
Mark D. Timmerman	$—	$—	$—	$—	$67,078
Martha M. Hayes	$—	$—	$—	$—	$—
Donald F. Bertucci	$—	$—	$—	$—	$—
Scott McBrair	$—	$—	$—	$—	$—

Termination and Change in Control Payments and Benefits

The following table describes the potential payments to the NEOs upon an assumed termination of employment or a change in control as of March 31, 2013, assuming that the change in control occurred at a price equal to $1.00 per share, which was the closing price of our common stock on March 29, 2013, the last day of trading of the fiscal year. Mr. Bauer’s employment contract in place on March 31, 2013 required compliance with the provisions of EESA and ARRA, which nullified the payment of certain benefits. Pursuant to the C&D Orders, there are restrictions on the ability of the Bank or Company to make any golden parachute payment or any prohibited indemnification payment as those terms are defined in applicable regulations.

	Chris M. Bauer	Scott M. McBrair	Thomas G. Dolan	Martha M. Hayes	Mark D. Timmerman
Disability
Base Salary	—	—	—	—	—
Incentive Compensation	—	—	—	—	—
Early Vesting of Restricted Shares	—	—	—	—	—
Accrued and Unused Vacation	$15,233	$26,444	$34,073	$36,524	$91,358
Other Benefits(1)	—	—	—	—	—

Total(2)	$15,233	$26,444	$34,073	$36,524	$91,358

Death(3)
Base Salary	—	—	—	—	—
Incentive Compensation	—	—	—	—	—
Early Vesting of Restricted Shares	—	—	—	—	—
Accrued and Unused Vacation	$15,233	$26,444	$34,073	$36,524	$91,358
Other Benefits(1)	—	—	—	—	—

Total(2)	$15,233	$26,444	$34,073	$36,524	$91,358

For Cause; Voluntary Resignation
Base Salary	—	—	—	—	—
Incentive Compensation	—	—	—	—	—
Early Vesting of Restricted Shares	—	—	—	—	—
Accrued and Unused Vacation	$15,233	$26,444	$34,073	$36,524	$91,358
Other Benefits(1)	—	—	—	—	—

Total(2)	$15,233	$26,444	$34,073	$36,524	$91,358

Change in Control	—	—	—	—	—
Base Salary	—	—	—	—	—
Incentive Compensation	—	—	—	—	—
Early Vesting of Restricted Shares	—	—	—	—	—
Accrued and Unused Vacation	$15,233	$26,444	$34,073	$36,524	$91,358
Other Benefits(1)	—	—	—	—	—

Total(2)	$15,233	$26,444	$34,073	$36,524	$91,358

(1)	Examples of Other Benefits would include automobile allowance, insurance benefits and club dues.
(2)	The total amounts shown exclude the following: (i) the value of vested stock options, all vested stock options are underwater, (ii) the value of the vested benefits under our Excess Benefit Plan, which amounted to $67,078 for Mr. Timmerman, (iii) the value of the vested benefits under our 401(k) Plan, which amounted to $166,259 for Mr. Bauer, $0 for Mr. Dolan, $56,303 for Ms. Hayes, $51,900 for Mr. McBrair, and $214,296 for Mr. Timmerman, and (iv) earned but unpaid salary and reimbursable expenses.
(3)	If the executive had died as of March 31, 2013, his or her beneficiaries or estate would have received life insurance proceeds of approximately $600,000 for Mr. Bauer, $369,000 for Mr. Dolan, $413,000 for Ms. Hayes, $361,000 for Mr. McBrair, and $303,000 for Mr. Timmerman.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of December 18, 2013, and as adjusted to reflect the sale of the common stock in this offering, by:

•	each beneficial owner of 5% or more of our outstanding common stock;

•	each of our named executive officers and directors;

•	all of our executive officers and directors; and

•	each of the selling stockholders.

Percentage ownership calculations for beneficial ownership prior to this offering are based on              shares outstanding as of December 18, 2013. Percentage ownership calculations for beneficial ownership after this offering are based on shares outstanding after this offering, assuming no exercise of the underwriter’s option to purchase additional shares and no purchase of shares in the offering by any existing stockholders. Except as otherwise indicated in the table below, address of each of the individuals and entities listed below is care of Anchor BanCorp Wisconsin Inc., 25 West Main Street, Madison, Wisconsin 53703.

				Number of Shares Being Offered Pursuant to the Underwriter’s Option to Purchase Additional Shares(**)

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering(1)(2)		Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Shares	%			Shares	%
Named Executive Officers and Directors:
Chris M. Bauer	47,500	0.52%
Holly Cremer Berkenstadt	5,000	0.06%
Richard A. Bergstrom	15,000	0.17%
Bradley E. Cooper(3)	877,800	9.7%
Martin S. Friedman(4)	877,800	9.7%
David L. Omachinski	25,000	0.28%
Pat Richter	5,000	0.06%
Thomas G. Dolan	20,000	0.22%
Martha M. Hayes	12,500	0.14%
Scott McBrair	10,000	0.11%
Mark D. Timmerman	12,500	0.14%
All directors and executive officers of the Company and the Bank as a group (11 persons)	1,930,600	21.33%

Selling Stockholders:

Other 5% or Greater Stockholders:
Bridge Equities III, LLC(4)	877,800	9.7%
Capital Z Partners III, L.P.(3)	877,800	9.7%
Castle Creek Capital Partners V, LP(5)	877,800	9.7%
EJF Capital LLC(6)	877,800	9.7%

**	Assumes that the underwriter will exercise its option to purchase additional shares from us and the selling stockholders.

(1)

For purposes of this table, pursuant to rules promulgated under the Exchange Act, an individual is considered to beneficially own shares of common stock if he or she directly or indirectly has or shares (1) voting power, which includes the power to vote or to direct the voting of the shares; or (2) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, a director has sole voting power and sole investment power with respect to the indicated shares.

We currently have no convertible securities or securities exercisable for common stock outstanding. To our knowledge, all persons identified in the above table have voting and investment power with respect to their shares of common stock.

(2)	Includes shares held directly, in retirement accounts or by members of the named individuals’ families, with respect to which shares the named individuals and group may be deemed to have sole or shared voting and/or dispositive powers.

(3)	Capital Z Partners III, L.P. (“Cap Z III”) is the record holder of 877,800 shares of our common stock. Cap Z III is a Cayman Islands limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Capital Z Partners III GP, L.P. is a Cayman Islands limited partnership, the principal business of which is serving as the sole general partner of Cap Z III. Capital Z Partners III GP, Ltd. is a Cayman Islands exempt company, the principal business of which is serving as the sole general partner of Capital Z Partners III GP, L.P. Each of Capital Z Partners III GP, L.P. and Capital Z Partners III GP, Ltd. has disclaimed beneficial ownership of the shares of our common stock held by Cap Z III. Bradley E. Cooper is a founding partner of the Capital Z family of funds.

(4)	Bridge Equities III, LLC (“Bridge”) is the record owner of 827,800 shares of our common stock. FJ Capital Long/Short Equity Fund LLC (“FJ Fund”) is the record owner of 50,000 shares of our common stock. FJ Fund, FJ Capital Management, LLC (“FJ Management”), Martin S. Friedman, Bridge, SunBridge Manager, LLC (“SBM”), SunBridge Holdings, LLC (“SBH”) and Realty Investment Company, Inc. (“Realty”) may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

FJ Fund shares voting and dispositive power over the shares held by it with FJ Management, as managing member of FJ Fund, and Mr. Friedman, as managing member of FJ Management. Bridge shares voting power over the shares held by it with SBM, as managing member of Bridge; SBH, as managing member of SBM; Realty, as manager of SBH; FJ Management, as sub-investment advisor of Bridge; and Mr. Friedman, as managing member of FJ Management.

(5)	Castle Creek Capital Partners V, LP (“Fund V”) is the record owner of 877,800 shares of our common stock. Castle Creek Capital V LLC (“CCC V”) serves as the sole general partner of, and manages, Fund V and has disclaimed beneficial ownership of the shares of our common stock owned by Fund V. Mr. John M. Eggemeyer shares voting and dispositive power over the 877,800 shares beneficially owned by Fund V with Mr. Mark G. Merlo, Mr. John T. Pietrzak and Mr. J. Mikesell Thomas, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V. Each of Messrs. Eggemeyer, Merlo, Pietrzak and Thomas has disclaimed beneficial ownership of the shares of our common stock beneficially owned by CCC V and Fund V, respectively.

(6)	EJF Financial Services Fund, LP and EJF Financial Opportunities Master Fund, LP are the record owners of 614,460 and 158,004, respectively, shares of our common stock. EJF Financial Services GP, LLC serves as the general partner and investment manager of EJF Financial Services Fund, LP and may be deemed to share beneficial ownership of the shares of our common stock of which EJF Financial Services Fund, LP is the record owner. EJF Financial Opportunities GP, LLC serves as the general partner of EJF Financial Opportunities Master Fund, LP and may be deemed to share beneficial ownership of the shares of our common stock of which EJF Financial Opportunities Master Fund, LP is the record owner. EJF Capital LLC is the sole member and manager of each of EJF Financial Services GP, LLC and EJF Financial Opportunities GP, LLC, and may be deemed to share beneficial ownership of the shares of our common stock of which such entities may share beneficial ownership.

EJF Capital LLC also serves as the investment manager of EJF Financial Opportunities Master Fund, LP and various other managed accounts and may be deemed to share beneficial ownership of the shares of our common stock of which EJF Financial Opportunities Master Fund, LP is the record owner and the 105,336 shares of our common stock of which the various other managed accounts are the record owners. Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indebtedness of Management

Our directors, officers and employees, including those of our subsidiaries are permitted to borrow from the Bank in accordance with the requirements of federal and state law. All loans made by the Bank to directors and executive officers or their related interests have been made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Bank. As of September 30, 2013, the Bank had extensions of credit totaling $381,613 outstanding to directors and executive officers of the Company and its subsidiaries and their related interests.

Registration Rights

We have granted the Investors and the Secondary Investors registration rights pursuant to the Investor SPAs and the Secondary SPAs, respectively. For a further description of these rights, see “Description of the Common Stock—Registration Rights.”

DESCRIPTION OF THE COMMON STOCK

General

The following is a summary of the rights of our common stock and certain provisions of our Amended Charter and Amended Bylaws. This description is only a summary. For more detailed information, you should refer to our Amended Charter and Amended Bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

Our outstanding shares of common stock are, and the shares that may be offered by us pursuant to this prospectus will be, when issued and paid for, fully paid and nonassessable.

Authorized Capital Stock

Under the Amended Charter, our authorized capital stock consists of 11,900,000 shares of common stock, $ 0.01 par value per share. As of December 18, 2013, 9,050,000 shares of our common stock were issued and outstanding and there were 56 holders of record of our common stock. We are also authorized to issue 100,000 shares of preferred stock, no shares of which are issued and outstanding.

Dividends

The holders of common stock will be entitled to receive and share equally in such dividends, if any, declared by the Board out of funds legally available therefor. We may pay dividends if, as and when declared by the Board; however, we are currently precluded from paying dividends under the C&D Orders. The payment of dividends by us is subject to limitations imposed by the Delaware General Corporations Law, the Federal Reserve and the OCC. See “Dividend Policy.” If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

Each share of our common stock will entitle the holder thereof to one vote on all matters upon which stockholders have the right to vote. Holders of our common stock, together with holders of any other class or series of capital stock with voting rights, elect the Board and act on such other matters as are required to be presented to them under Delaware law or our articles of incorporation, as amended or as otherwise presented to them by the Board. Our stockholders are not entitled to cumulate their votes for the election of directors.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of us, the holders of shares of common stock will be entitled to receive, after payment of all debts and liabilities and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets and funds available for distribution in cash or in kind in proportion to the number of shares held by them.

In the event of any liquidation, dissolution, or winding up of the Bank, we, as the holder of all shares of our subsidiary’s common stock, would be entitled to receive, after payment of all debts and liabilities of the subsidiary (including all deposits and accrued interest thereon), all remaining assets of the subsidiary available for distribution in cash or in kind.

Preemptive Rights; Redemption and Assessment

In connection with the Plan of Reorganization, we entered into the Investor SPAs and the Secondary SPAs. Pursuant to the terms of these stock purchase agreements, each Investor and Secondary Investor will be entitled, for so long as such Investor or Secondary Investor beneficially owns at least 50% or more of all of the shares issued and sold to the Investor or Secondary Investor under such stock purchase agreements, preemptive rights (“Preemptive Rights”) with respect to any equity, or any securities, options or debt that are convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”) issued by us (a “New Issuance”). The Investor or the Secondary Investor, as applicable, will have the right to purchase for cash, at the price and on the same terms and conditions and at the same time as the New Issuance, such number of New Securities as are required to enable it to maintain its proportionate common stock-equivalent interest in us immediately prior to any such issuance of New Securities.

The Investors or the Secondary Investor, as applicable, will not have any Preemptive Rights in connection with (i) any issuance of New Securities to management, consultants, employees, officers or directors of the Company pursuant to management or employee incentive programs or plans approved by the Board (including any such programs or plans in existence on the date of the Investor SPAs or Secondary SPAs, as applicable), (ii) any issuance, delivery or sale of New Securities by us to any person as consideration in connection with (but not in connection with raising capital to fund) (1) an acquisition or strategic business combination approved by the Board or (2) an investment by us approved by the Board in any party which is not prior to such transaction an affiliate of ours (whether by merger, consolidation, stock swap, sale of assets or securities, or otherwise), (iii) any issuance, delivery or sale of New Securities in any registered public offering or (iv) any issuance of New Securities in connection with any stock split, stock dividend paid on a proportionate basis to all holders of the affected class of capital stock or recapitalization approved by the Board.

If a majority of the Board determines it is appropriate that we issue equity or debt securities on an expedited basis, then we may consummate the proposed issuance or sale of such securities (“Expedited Issuance”) and then comply with the stock purchase agreements; provided that (i) the purchaser(s) of such New Securities has consented in writing to the issuance of additional New Securities, and (ii) the sale of any such additional New Securities to the investor and certain other investors in the Private Placements or Secondary Treasury Sales, as applicable, will be consummated as promptly as is practicable but in any event no later than ninety days subsequent to the date on which we consummate the Expedited Issuance. Notwithstanding anything to the contrary in the Investor SPAs or Secondary SPAs, as applicable, the consent of the purchasers of such New Securities will not be required in connection with any Expedited Issuance undertaken at the written direction of the applicable federal regulator of ours or the Bank.

In addition, the Investors and the Secondary Investors will not have any Preemptive Rights in connection with any New Issuance to the extent that a majority of the Board determines that such issuance would materially increase the risk of or cause an “ownership change” within the meaning of Section 382 of the Code.

Our common stock is not subject to redemption or any sinking fund and all of the outstanding shares are fully paid and non-assessable.

Registration Rights

The Investor SPAs and the Secondary SPAs contain registration rights provisions with respect to the registration and sales of shares of our common stock. These provisions provide that we are required to file a registration statement for the shares of common stock on or prior to December 26, 2013. Each Investor and Secondary Investor was provided with demand registration rights, which may be exercisable, subject to certain limitations, as early as 180 days after the closing of the Private Placements, which occurred on September 27, 2013. The demand registration rights require us to register the shares of common stock beneficially owned by the demanding Investor or the Secondary Investor, as applicable, with the SEC for sale by it to the public.

We have the right to defer the registration for a period of not more than 45 days after receipt of the request of the demanding Investor or Secondary Investor if we have notified the Investors and the Secondary Investors that in the good faith judgment of the Board, it would be materially detrimental to us or our stockholders for such registration to be effected at such time; provided that we shall not postpone the filing of a registration statement or suspend the effectiveness of any registration statement for more than 90 days in the aggregate in any 12-month period. With respect to certain of the 9.9% Investors, we may postpone the filing of a registration statement or suspend the effectiveness of any registration statement during any “scheduled black-out periods” (as defined in the applicable Investor SPAs) if, at the time of the registration, the Investor has an “Investor Designated Director” or appointed an “Observer” (each as defined in the applicable Investor SPAs).

In addition, pursuant to the registration rights provisions, in the event that we are registering shares of our common stock for sale to the public, we are required to give notice of such registration to the Investors that hold registrable securities (which includes members of our management that hold shares of our common stock) of the intention to effect such a registration. Such notified persons have piggyback registration rights providing them the right to have us include the shares of common stock owned by them in any such registration if we have received written requests for inclusion therein within prescribed time limits, subject to other provisions under the Investor SPAs or the Secondary SPAs, as applicable.

Listing on the NASDAQ Global Market

We intend to apply to list our common stock on the NASDAQ Global Market under the trading symbol “ABCW.”

Anti-Takeover Considerations and Special Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

The following sets forth certain provisions of the Delaware General Corporation Law, the Amended Charter and the Amended Bylaws. Banking laws also impose notice approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. For additional information, see “Description of Business—Regulation and Supervision—Notice and Approval Requirements Related to Control.”

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Amended Charter and the Amended Bylaws established advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Stockholder Meetings

The Amended Charter and the Amended Bylaws provide that special meetings of the stockholders may be called for any purpose or purposes at any time by a majority of the Board or by the Chief Executive Officer or the President.

Amendments to the Amended Bylaws

The Board, by the affirmative vote of at least a majority of the Board, has the power without the assent or vote of the stockholders to adopt, amend, alter or repeal the Amended Bylaws. The Amended Bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of a majority of the votes entitled to be cast by the shares of outstanding capital stock entitled to vote thereon, subject to a specified exception relating to indemnification and advancement of expenses.

Tax Attribute Preservation Provision

In connection with the Plan of Reorganization, on September 25, 2013, we adopted the Amended Charter. In order to protect certain tax attributes of the Company and its subsidiaries following emergence from bankruptcy, the Amended Charter contains the Tax Attribute Preservation Provision.

Until the Expiration Date, unless approved by the Board in accordance with the procedures set forth in the Amended Charter and subject to certain exceptions for permitted transfers, any attempted transfer of our common stock is prohibited and void ab initio to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), either (i) any person or group of persons will own 4.95% or more of the Company or (ii) the ownership interest in the Company of any of our existing 5% Stockholders will be increased. The Expiration Date may be extended in the Board’s discretion until the sixth anniversary of the Effective Date in order to protect the tax attributes of the Company.

Section 203

We have elected to “opt out” of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15.0% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of Section 203 with an expressed provision in its original certificate of incorporation or an expressed provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares.

Notice and Approval Requirements Related to Control

Banking laws impose notice, approval, and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act, the Change in Bank Control Act, and the Savings and Loan Holding Company Act and the rules and regulations enacted thereunder. Among other things, these laws require regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock and any of certain additional control factors exist. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party’s ownership of the Company were to exceed certain thresholds, the investor could be deemed to “control” the Company for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

In addition, except under limited circumstances, SLHCs are prohibited from acquiring, without prior approval:

•	control of any other savings institution or SLHC or all or substantially all the assets thereof; or

•	more than 5% of the voting shares of a savings institution or SLHC which is not already a subsidiary.

In evaluating an application by a holding company to acquire a savings association, the factors considered include the financial and managerial resources and future prospects of the holding company and savings association involved, the risk of the acquisition to the DIF, the convenience and needs of the community and the effect of the acquisition on competition.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering and since September 27, 2013, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock approved for listing on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering and based upon 9,050,000 shares outstanding as of September 30, 2013 (as adjusted to give effect to the Reverse Stock Split as though the Reverse Stock Split occurred on September 30, 2013), we will have outstanding an aggregate of              shares of common stock, assuming no exercise of the underwriter’s over-allotment option. Of these shares, the shares sold in this offering by us and by the selling stockholders will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. The 300,000 shares of our common stock held by the Secondary Investors are freely tradable as they were issued pursuant to Section 1145(a) of the Bankruptcy Code. The shares of our common stock held by the Investors are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption under Rules 144 under the Securities Act, which rules are summarized below, or another exemption.

As a result of the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date of Availability of Sale	Approximate Number of Shares	Description
As of the date of this prospectus		Shares sold in the offering, shares saleable under Rule 144 that are not subject to a lock-up and shares held by the Secondary Investors the 4.9% Investors

180 days after the date of this prospectus		Lock-up released; shares saleable under Rule 144

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ Global Market during the four calendar weeks preceding such sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights

The Investors and the Secondary Investors are entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Description of the Common Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors, the selling stockholders and certain other persons will agree not to sell any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. We refer you to “Underwriting—Lock-up Agreements.”

Additionally, pursuant to their respective Investor SPAs, the 9.9% Investors agreed that, prior to the six month anniversary of the consummation of the Private Placements, which occurred on September 27, 2013, they will not sell or otherwise dispose of any shares of our common stock purchased in the Private Placements except to one or more delineated Permitted Transferees (as defined in the Investor SPAs) who must agree in writing to be bound by the terms of the applicable Investor SPA pursuant to a joinder agreement reasonably satisfactory to us. The 4.9% Investors and the Secondary Investors are not subject to any lock-up agreements.

PRICE RANGE OF AND DIVIDENDS ON OUR LEGACY COMMON STOCK

There is currently no established trading market for the shares of our common stock. The Legacy Common Stock was listed on the NASDAQ Stock Market under the symbol “ABCW” until the trading of the Legacy Common Stock was suspended on November 21, 2011. Since November 21, 2011, the Legacy Common Stock has not traded on any other national securities exchange or on an automated dealer quotation system. On December 16, 2011, the NASDAQ Stock Market LLC filed a Form 25 pursuant to Rule 12d2-2(b) under the Exchange Act with the SEC to remove the Legacy Common Stock from listing and registration on the NASDAQ Global Select Market. The Legacy Common Stock was delisted effective December 26, 2011.

From November 21, 2011, until the Effective Date, the Legacy Common Stock was quoted under the symbol “ABCWQ” on the OTCBB. The Legacy Common Stock was delisted effective December 26, 2011. On the Effective Date, pursuant to the Plan of Reorganization, all shares of the outstanding Legacy Common Stock, including shares held as treasury stock and in any stock incentive plans, were cancelled. Subsequent to the Effective Date, our common stock has not traded on any national securities exchange or on an automated dealer quotation system.

The historical performance of our Legacy Common Stock is not indicative of performance to be expected of the shares of our common stock in the future.

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of the Legacy Common Stock.

	Legacy Common Stock
	High	Low	Cash Dividend
Six Months Ended September 30, 2013
First Quarter	$0.720	$0.530	$—
Second Quarter (through September 27, 2013)	0.580	0.007	—

Fiscal Year Ended March 31, 2013
First Quarter	$1.000	$0.400	$—
Second Quarter	0.540	0.340	—
Third Quarter	0.430	0.310	—
Fourth Quarter	0.850	0.338	—

Fiscal Year Ended March 31, 2012
First Quarter	$1.010	$0.610	$—
Second Quarter	0.750	0.490	—
Third Quarter	0.550	0.140	—
Fourth Quarter	1.020	0.210	—

The Bank is currently precluded from paying dividends without the prior written approval of the OCC under the C&D Orders and the Company is currently precluded from paying dividends on its common or preferred stock under provisions of the C&D Orders. We have not paid dividends on our common stock since December 31, 2008 and do not intend to pay dividends for the foreseeable future, even if the C&D Orders are lifted or amended.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of United States federal income tax consequences applicable to a non-U.S. holder (as defined below) with respect to the purchase, ownership and disposition of our common stock. This discussion assumes that a non-U.S. holder purchased our common stock in this offering and holds our common stock as a capital asset (generally, property held for investment). This discussion is for general information only and is not tax advice. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is, for United States federal income tax purposes, neither a partnership (or an entity classified as a partnership for United States federal income tax purposes) nor any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, in general, if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If an entity classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally depends on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships should consult their tax advisers.

This discussion does not address all aspects of United States federal income taxation that may be relevant to particular non-U.S. holders in light of their individual circumstances or the United States federal income tax consequences applicable to non-U.S. holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax, banks or other financial institutions, insurance companies, tax-exempt organizations, United States expatriates, broker-dealers and traders in securities, and non-U.S. holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.

The discussion is based on currently existing provisions of the United States Internal Revenue Code of 1986, as amended, applicable United States Treasury Regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the United States Internal Revenue Service, or the IRS, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, or subject to different interpretation. Any changes in such authorities could alter the tax consequences to non-U.S. holders described herein. This discussion does not address the state, local, or foreign tax or United States federal alternative minimum tax consequences relating to the purchase, ownership and disposition of our common stock. Non-U.S. holders should consult their tax advisors regarding the United States federal tax consequences with respect to the purchase, ownership and disposition of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

Distributions on Our Common Stock

Distributions on our common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds such current and accumulated earnings and profits, the excess will be treated first as a tax-free return of a holder’s adjusted tax basis in our common stock and thereafter as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

The gross amount of dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification as to the application of that treaty.

A non-U.S. holder that conducts a trade or business within the United States generally will be subject to United States federal income tax at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and, if certain tax treaties apply, on dividends that are attributable to its permanent establishment in the United States, and such dividends will not be subject to the withholding described above. Non-U.S. holders that are non-United States corporations may also be subject to a 30% “branch profits tax” unless they qualify for a lower rate under an applicable United States income tax treaty.
A non-U.S. holder that wishes to claim the benefit of an applicable United States income tax treaty with respect to dividends on our common stock will be required to provide the applicable withholding agent with a valid IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder (i) is not a United States person (as defined under the Code) and (ii) is eligible for the benefits of such treaty, and the withholding agent must not have actual knowledge or reason to know that the certification is incorrect. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, Exchange or Other Taxable Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the sale, exchange or other taxable disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business and, if certain tax treaties apply, is attributable to its permanent establishment in the United States; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale, exchange or other taxable disposition and the period that the non-U.S. holder held our common stock and either (a) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock at some time during the shorter of the five-year period ending on the date of the sale, exchange or other taxable disposition and the period that the non-U.S. holder held our common stock.

Although there can be no assurances, we believe we are not a United States real property holding corporation, and we do not expect to become a United States real property holding corporation.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to United States federal income tax on the holder’s gains (including gain from the sale of our common stock, net of applicable United States source losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to United States federal income tax on the disposition of our common stock will be subject to United States federal income tax on the disposition in the same manner in which citizens or residents of the United States would be subject to United States federal income tax.

Information Reporting and Backup Withholding

Non-U.S. holders generally will be required to comply with certain certification procedures to establish that they are not United States persons in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of our common stock. In addition, we are required to report annually to the IRS and each non-U.S. holder the amount of any dividends paid to such holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amounts withheld may also be made available to the tax authorities in the country in which such non-U.S. holders reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the non-U.S. holder’s United States federal income tax liability, if any, provided that certain required information is provided on a timely basis to the IRS.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and regulations and other guidance issued thereafter will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, withholding at a rate of 30% on gross proceeds from the sale of, shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, or accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons. An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury Regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will be subject to withholding at a rate of 30% beginning after the dates noted above, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” Non-U.S. holders should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

UNDERWRITING

We and the selling stockholders are offering the shares of our common stock described in this prospectus to Sandler O’Neill & Partners, L.P, as underwriter. We, the selling stockholders and the underwriter have entered into an underwriting agreement dated                     , 2014. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase              shares of common stock.

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriter.

In connection with this offering, the underwriter or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

Shares of common stock sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriter to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriter to other brokers or dealers at a discount of up to $         per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the underwriter may change the offering price and the other selling terms.

The following table shows the public offering price (assuming the midpoint of the offering price range on the cover page of this prospectus), underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option to purchase additional shares of our common stock:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate the expenses of this offering payable by us, including the expenses of the selling stockholders but not including the underwriting discounts, will be approximately $             million.

Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriter an option to buy up to              additional shares of our common stock, at the public offering price less underwriting discounts. The underwriter may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriter has 30 days from the date of this prospectus to exercise this option.

Lock-up Agreements

We, our executive officers and directors, the selling stockholders and certain other persons, will enter into lock-up agreements with the underwriter. Under these agreements, each of these persons will not be permitted to, without the prior written approval of the underwriter, subject to limited exceptions,

•	issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing; or

•	enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the underwriter will be permitted to, in its sole discretion, release all or some of the securities from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Pricing of the Offering

This is the initial public offering of our common stock following the Recapitalization and no public market currently exists for our shares. The initial public offering price will be negotiated among us, the selling stockholders and the underwriter. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, include the information set forth in, or incorporated by reference into, this prospectus, our financial and operating performance, estimates of our business potential and earnings prospects and those of our industry in general, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors than an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial offering price.

We intend to apply to have our common stock approved for listing on the NASDAQ Global Market under the symbol “ABCW.”

Indemnification and Contribution

We have agreed to indemnify the underwriter and its affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriter and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s purchase option referred to above, or they be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position either by exercising its purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the purchase option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time without notice. The underwriter may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriter and selling group members may engage in passive market-making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriter and dealers are not required to engage in passive market making and may end passive market-making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriter’s websites and any information contained on any other website maintained by the underwriter is not part of this prospectus, has not been approved and/or endorsed by the underwriter or us, and should not be relied upon by investors.

Affiliations

The underwriter and its affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriter and/or its affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Sandler O’Neill & Partners, L.P. served as financial advisor in connection with the Plan of Reorganization and received $8.9 million in fees for services rendered relating to the Private Placements consummated in connection therewith.

LEGAL MATTERS

Certain legal matters, including the validity of the shares of our common stock offered by this prospectus, will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriter by Vedder Price P.C., Chicago, Illinois.

EXPERTS

The consolidated financial statements as of March 31, 2013 and 2012 and for each of the years in the three-year period ended March 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2013, have been audited by McGladrey LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We currently file annual, quarterly and current reports and other information with the SEC and will continue to do so after this offering. You may read and copy these documents and the registration statement, including exhibits and schedules, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, our filings with the SEC are also available to the public on the SEC’s website at http://www.sec.gov.

You may request a copy of certain of the information referred to in this prospectus, at no cost, by contacting us at the following address: Anchor BanCorp Wisconsin Inc., 25 West Main Street, Madison, Wisconsin 53703 and our general telephone number is (608) 252-8700. Certain of such information is also available on our website at http://www.anchorbank.com. The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus.

We have filed a registration statement on Form S-1 with the SEC relating to this offering. This prospectus is part of the registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize the material terms of any contract, agreement or other document filed as an exhibit to the registration statement in this prospectus, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or document.

INDEX TO FINANCIAL STATEMENTS

ANCHOR BANCORP WISCONSIN INC.

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31,
	2013	2012
	(In thousands, except share data)
Assets
Cash and due from banks	$30,237	$47,119
Interest-earning deposits	198,299	195,861

Cash and cash equivalents	228,536	242,980
Investment securities available for sale	266,787	242,299
Investment securities held to maturity (fair value of $0 and $20, respectively)	—	20
Loans held for sale	18,058	39,332
Loans held for investment	1,750,358	2,168,959
Less: Allowance for loan losses	(79,815)	(111,215)

Loans held for investment, net	1,670,543	2,057,744
Other real estate owned, net	84,342	88,841
Premises and equipment, net	24,469	25,453
Federal Home Loan Bank stock – at cost	25,630	35,792
Mortgage servicing rights, net	21,824	22,156
Accrued interest receivable	9,563	12,075
Other assets	17,831	22,760

Total assets	$2,367,583	$2,789,452

Liabilities and Stockholders’ Deficit
Deposits
Non-interest bearing	267,732	$264,700
Interest bearing	1,757,293	2,000,201

Total deposits	2,025,025	2,264,901
Other borrowed funds	317,225	476,103
Accrued interest and fees payable	61,290	43,327
Accrued taxes, insurance and employee related expenses	6,389	6,385
Other liabilities	17,518	28,286

Total liabilities	2,427,447	2,819,002

Commitments and contingent liabilities (Note 15)
Preferred stock, $0.10 par value, 5,000,000 shares authorized, 110,000 shares issued and outstanding; dividends in arrears of $25,345 at March 31, 2013 and $18,785 at March 31, 2012	103,833	96,421
Common stock, $0.10 par value, 100,000,000 shares authorized, 25,363,339 shares issued at March 31, 2013 and 2012	2,536	2,536
Additional paid-in capital	110,034	110,402
Retained deficit	(189,097)	(147,513)
Accumulated other comprehensive income related to AFS securities	3,918	3,628
Accumulated other comprehensive loss related to OTTI securities – non credit factors	(339)	(3,496)

Total accumulated other comprehensive income	3,579	132
Treasury stock (4,116,114 shares at March 31, 2013 and 4,115,614 shares at March 31, 2012), at cost	(89,848)	(90,259)
Deferred compensation obligation	(901)	(1,269)

Total stockholders’ deficit	(59,864)	(29,550)

Total liabilities and stockholders’ deficit	$2,367,583	$2,789,452

See accompanying Notes to Consolidated Financial Statements

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended March 31,
	2013	2012	2011
	(In thousands, except per share data)
Interest income
Loans	$93,335	$116,929	$150,692
Investment securities and Federal Home Loan Bank stock	5,912	9,738	15,249
Interest-earning deposits	635	586	526

Total interest income	99,882	127,253	166,467

Interest expense
Deposits	10,324	24,962	48,626
Other borrowed funds	27,075	30,367	32,757

Total interest expense	37,399	55,329	81,383

Net interest income	62,483	71,924	85,084
Provision for credit losses	9,125	33,578	51,198

Net interest income after provision for credit losses	53,358	38,346	33,886

Non-interest income
Impairment on new OTTI securities	—	(10)	(8)
Reclassification of credit related other-than-temporary impairment from other comprehensive income	(408)	(558)	(432)

Net impairment losses recognized in earnings	(408)	(568)	(440)
Loan servicing income (loss), net of amortization	(1,892)	(789)	2,128
Service charges on deposits	10,435	10,589	11,463
Investment and insurance commissions	3,894	3,808	3,448
Net gain on sale of loans	23,195	17,680	17,925
Net gain (loss) on sale and call of investment securities	(247)	6,579	8,661
Net gain on sale of OREO	6,876	6,118	3,640
Net gain on sale of branches	—	—	7,350
Other income	4,048	5,844	5,085

Total non-interest income	45,901	49,261	59,260

Non-interest expense
Compensation and benefits	$40,736	$41,262	$41,485
Occupancy	8,133	7,946	8,541
Furniture and equipment	4,563	5,665	6,198
Federal deposit insurance premiums	5,921	7,189	11,402
Data processing	6,223	6,259	6,540
Communications	1,840	2,081	2,389
Marketing	1,345	1,466	1,491
OREO expense, net	37,571	28,684	30,926
Investor loss reimbursement	4,530	157	—
Mortgage servicing rights impairment (recovery)	(403)	2,410	(97)
Legal services	5,256	5,024	8,040
Other professional fees	2,346	3,669	5,294
Insurance	1,656	1,478	1,126
Debt prepayment penalty	3,549	—	—
Other expense	10,346	11,045	10,825

Total non-interest expense	133,612	124,335	134,160

Loss before income taxes	(34,353)	(36,728)	(41,014)
Income tax expense (benefit)	(181)	10	164

Net loss	(34,172)	(36,738)	(41,178)
Preferred stock dividends in arrears	(6,560)	(6,278)	(5,934)
Preferred stock discount accretion	(7,412)	(7,413)	(7,412)

Net loss available to common equity	$(48,144)	$(50,429)	$(54,524)

(Continued)

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended March 31,
	2013	2012	2011
	(In thousands, except per share data)
Net loss	$(34,172)	$(36,738)	$(41,178)
Other comprehensive income (loss), net of tax:
Reclassification adjustment for realized net (gains) losses recognized in Statement of Operations – Net gain (loss) on sale and call of investment securities	247	(6,579)	(8,661)
Reclassification adjustments recognized in Statement of Operations – Net impairment losses recognized in earnings:
Net change in unrealized credit related other-than-temporary impairment	(310)	194	432
Credit related other-than-temporary impairment previously recognized on securities paid-off during the period	(4)	—	—
Realized credit losses	722	364	—
Change in net unrealized gains (losses) on available-for-sale securities	2,792	26,105	(6,324)

Total other comprehensive income (loss)	3,447	20,084	(14,553)

Comprehensive loss	$(30,725)	$(16,654)	$(55,731)

Loss per common share:
Basic	$(2.27)	$(2.37)	$(2.57)
Diluted	(2.27)	(2.37)	(2.57)
Dividends declared per common share	—	—	—

See accompanying Notes to Consolidated Financial Statements

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Deferred Compensation Obligation	Accu- mulated Other Compre- hensive Income (Loss)	Total
	(In thousands)
Balance at March 31, 2010	$81,596	$2,536	$114,662	$(54,677)	$(90,975)	$(5,529)	$(5,399)	$42,214
Net loss	—	—	—	(41,178)	—	—	—	(41,178)
Reclassification adjustment for realized net gains recognized in income	—	—	—	—	—	—	(8,661)	(8,661)
Reclassification adjustment for net change in unrealized credit related other-than-temporary impairment recognized in income	—	—	—	—	—	—	432	432
Reclassification adjustment for realized credit losses recognized in income	—	—	—	—	—	—	—	—
Change in net unrealized gains (losses) on available-for-sale securities	—	—	—	—	—	—	(6,324)	(6,324)
Issuance of restricted stock for executive compensation and retirement plans	—	—	—	(164)	162	—	—	(2)
Vesting of restricted stock	—	—	—	—	348	—	—	348
Cancellation of unvested restricted stock	—	—	—	69	(69)	—	—	—
Change in stock-based deferred compensation obligation	—	—	(3,149)	—	—	3,149	—	—
Accretion of preferred stock discount	7,412	—	—	(7,412)	—	—	—	—

Balance at March 31, 2011	89,008	2,536	111,513	(103,362)	(90,534)	(2,380)	(19,952)	(13,171)

Net loss	—	—	—	(36,738)	—	—	—	(36,738)
Reclassification adjustment for realized net gains recognized in income	—	—	—	—	—	—	(6,579)	(6,579)
Reclassification adjustment for net change in unrealized credit related other-than-temporary impairment recognized in income	—	—	—	—	—	—	194	194
Reclassification adjustment for realized credit losses recognized in income	—	—	—	—	—	—	364	364
Change in net unrealized gains (losses) on available-for-sale securities	—	—	—	—	—	—	26,105	26,105
Vesting of restricted stock	—	—	—	—	275	—	—	275
Change in stock-based deferred compensation obligation	—	—	(1,111)	—	—	1,111	—	—
Accretion of preferred stock discount	7,413	—	—	(7,413)	—	—	—	—

Balance at March 31, 2012	96,421	2,536	110,402	(147,513)	(90,259)	(1,269)	132	(29,550)

(Continued)

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Deferred Compensation Obligation	Accu- mulated Other Compre- hensive Income (Loss)	Total
	(In thousands)
Balance at March 31, 2012	$96,421	$2,536	$110,402	$(147,513)	$(90,259)	$(1,269)	$132	$(29,550)
Net loss	—	—	—	(34,172)	—	—	—	(34,172)
Reclassification adjustment for realized net losses recognized in income	—	—	—	—	—	—	247	247
Reclassification adjustment for net change in unrealized credit related other-than-temporary impairment recognized in income	—	—	—	—	—	—	(310)	(310)
Reclassification adjustment for credit related other-than-temporary impairment previously recognized on securities paid-off during the period	—	—	—	—	—	—	(4)	(4)
Reclassification adjustment for realized credit losses recognized in income	—	—	—	—	—	—	722	722
Change in net unrealized gains (losses) on available-for-sale securities	—	—	—	—	—	—	2,792	2,792
Vesting of restricted stock	—	—	—	—	411		—	411
Change in stock-based deferred compensation obligation	—	—	(368)	—	—	368	—	—
Accretion of preferred stock discount	7,412	—	—	(7,412)	—	—	—	—

Balance at March 31, 2013	$103,833	$2,536	$110,034	$(189,097)	$(89,848)	$(901)	$3,579	$(59,864)

See accompanying Notes to Consolidated Financial Statements

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended March 31,
	2013	2012	2011
	(In thousands)
Operating Activities
Net loss	$(34,172)	$(36,738)	$(41,178)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and accretion of investment securities premium (discount), net	1,013	1,083	2,814
Net (gain) loss on sale of investment securities	247	(6,579)	(8,661)
Net impairment losses on investment securities	408	568	440
Origination of loans held for sale	(898,960)	(961,947)	(780,100)
Proceeds from sale of loans held for sale	943,429	947,833	809,971
Net gain on sale of loans	(23,195)	(17,680)	(17,925)
Provision for credit losses	9,125	33,578	51,198
Provision for OREO losses	26,733	15,338	15,125
Loss provision on deposit method OREO property	3,301	—	—
Gain on sale of OREO	(6,876)	(6,118)	(3,640)
Depreciation and amortization	3,079	3,494	4,104
Loss on disposal of premises and equipment, net	651	677	—
Mortgage servicing rights impairment (recovery)	(403)	2,410	(97)
Impairment of real estate held for development and sale	535	87	—
Net gain on sale of branches	—	—	(7,350)
Stock-based compensation expense	55	256	305
Decrease in accrued interest receivable	2,512	4,278	3,805
(Increase) decrease in other assets	5,129	(1,749)	26,103
Increase in accrued interest and fees payable	17,963	15,001	8,198
Increase (decrease) in accrued taxes, insurance and employee related expenses	4	(224)	2,009
Increase (decrease) in other liabilities	(10,412)	13,668	(1,132)

Net cash provided by operating activities	40,166	7,236	63,989
Investing Activities
Proceeds from sale of investment securities	12,262	338,224	385,924
Proceeds from maturity of investment securities	—	—	69,526
Purchase of investment securities	(81,202)	(71,441)	(631,640)
Principal collected on investment securities	46,251	39,226	59,971
Decrease in loans held for investment	302,907	352,039	483,152
Purchases of premises and equipment	(434)	(1,590)	(1,394)
Proceeds from sale of premises and equipment	—	—	1,633
Proceeds from sale of OREO	54,498	70,481	42,359
Capitalized improvements of OREO	(300)	—	(946)
Proceeds from sale of real estate held for development and sale	—	173	587
FHLB stock redemption	10,162	19,037	—
Branch sales, net of cash and cash equivalents	—	—	(180,153)

Net cash provided by investing activities	344,144	746,149	229,019
Financing Activities
Decrease in deposits	$(238,321)	$(435,140)	$(561,711)
Increase (decrease) in advance payments by borrowers for taxes and insurance	(1,555)	622	(1,494)
Proceeds from borrowed funds	92,694	1,656,057	2,275,515
Repayment of borrowed funds	(251,572)	(1,838,959)	(2,410,465)

Net cash used in financing activities	(398,754)	(617,420)	(698,155)

Net increase (decrease) in cash and cash equivalents	(14,444)	135,965	(405,147)
Cash and cash equivalents at beginning of period	242,980	107,015	512,162

Cash and cash equivalents at end of period	$228,536	$242,980	$107,015

Supplemental disclosures of cash flow information:
Cash paid (received) or credited to accounts:
Interest on deposits and borrowings	$21,091	$40,328	$73,619
Income tax payments (receipts)	(1,735)	10	(17,732)
Non-cash transactions:
Transfer of loans to OREO	75,169	76,742	88,169
Transfer of premises and equipment to OREO	558	1,093	—
Transfer of OREO to premises and equipment	2,870	—	—

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Business. Anchor BanCorp Wisconsin Inc. (the “Corporation”) is a Wisconsin corporation incorporated in 1992 for the purpose of becoming a savings and loan holding company for AnchorBank, fsb (the “Bank”), a wholly owned subsidiary. The Bank provides a full range of financial services to individual customers through its branch locations in Wisconsin. The Bank is subject to competition from other financial institutions and other financial service providers. The Corporation and its subsidiary also are subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. The Corporation also has a non-banking subsidiary, Investment Directions, Inc. (“IDI”), which historically invested in real estate held for development and sale. During 2010, IDI sold substantially all of its assets and its investment activities have been significantly curtailed.

Basis of Financial Statement Presentation. The consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles and include the accounts and operations of the Corporation and its wholly owned subsidiaries, the Bank and IDI, and their wholly owned subsidiaries. The Bank has one subsidiary at March 31, 2013; ADPC Corporation. Significant intercompany accounts and transactions have been eliminated.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, the net carrying value of mortgage servicing rights and deferred tax assets, and the fair value of investment securities.

We have evaluated all subsequent events through the date of this filing.

Going Concern. The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Significant operating losses since fiscal 2009, regulatory considerations and elevated levels of criticized assets at the Bank, and negative equity and loan default at the holding company raise substantial doubt about the Corporation’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if the Corporation is unable to continue as a going concern. See Note 2 “Significant Risks and Uncertainties” for further discussion.

Cash and Cash Equivalents. The Corporation considers interest-earning deposits that have an original maturity of three months or less to be cash equivalents.

Investment Securities Held to Maturity and Available For Sale. Debt securities that the Corporation has the intent and ability to hold to maturity may be classified as held to maturity and are stated at amortized cost as adjusted for premium amortization and discount accretion. Securities not classified as held to maturity are classified as available for sale. Available for sale securities are stated at fair value, with unrealized gains and losses, reported as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Securities would be classified as trading when the Corporation intends to actively buy and sell securities in order to make a profit. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. There were no securities designated as trading during the three years ended March 31, 2013.

Discounts and premiums on investment securities are accreted and amortized into interest income in a manner that approximates the effective yield method over the estimated remaining life of the assets.

Realized gains and losses are included in net gain (loss) on sale of investment securities in the consolidated statements of operations as a component of non-interest income. The cost of securities sold is based on the specific identification method. If the Corporation sells held to maturity securities, it is only in accordance with accounting standards as the securities have substantially matured.

Declines in the fair value of investment securities below amortized cost basis that are deemed to be other-than-temporary are reflected as impairment losses. To determine if an other-than-temporary impairment exists on a debt security, the Corporation first determines if (a) it intends to sell the security or (b) it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of the conditions is met, the Corporation will recognize an other-than-temporary impairment in earnings equal to the difference between the fair value of the security and its amortized cost basis. If neither of the conditions is met, the Corporation determines (a) the amount of the impairment related to credit loss and (b) the amount of the impairment due to all other factors. The difference between the present values of the cash flows expected to be collected discounted at the purchase yield or current accounting yield and the amortized cost basis is the credit loss. The amount of the credit loss is included in the consolidated statements of operations as an other-than-temporary impairment on securities and is a reduction in the cost basis of the security. The portion of the total impairment that is related to all other factors is included in other comprehensive income (loss).

Loans Held for Sale. Loans held for sale generally consist of the current origination of certain fixed- and adjustable-rate mortgage loans and are carried at lower of cost or fair value, determined on a loan-by-loan basis. Fees received from the borrower and direct costs to originate the loan are deferred and recorded as a basis adjustment of the loan. Effective for loans originated on or after April 1, 2013, residential mortgage loans held for sale will be carried at fair value and upfront costs and fees related to these loans shall be recognized in earnings as incurred. Residential mortgage loans held for sale will continue to be reported at the lower of cost or fair value for previous periods.

Loans Held for Investment. Loans held for investment are stated at the amount of the unpaid principal, reduced by unearned net loan fees and an allowance for loan losses. Interest on loans is accrued into income on the unpaid principal balances as earned. Loans are placed on non-accrual status when they become 90 days past due or, when in the judgment of management, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. Past due status is based on contractual terms of the loan. Factors that management considers when assessing the collectability of principal and interest include early stage delinquencies and financial difficulties of the borrower. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. Payments received on non-accrual loans are generally credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current. In cases in which the net carrying value of the loan is deemed to be fully collectible, payments received may be recognized in income on a cash basis. Loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Loans held for investment are summarized into four different segments: residential loans, commercial and industrial loans, commercial real estate loans and consumer loans.

Residential Loans

Residential loans, substantially all of which finance the purchase of 1-to-4 family dwellings, are generally smaller in size and considered homogeneous as they exhibit similar product and risk characteristics. Loans in this category are placed on non-accrual status when they become 90 days past due and remain on non-accrual status until sufficient payments are received to bring the loan to current status. Residential loans are charged off at the time of an approved short sale and funds are received; information is received indicating an insufficient value and the borrower has not made a payment in six months; or a foreclosure sale is complete and the loan is being moved to other real estate owned.

Commercial and Industrial Loans

Commercial and industrial loans are funded for commercial, corporate and business purposes, including issuing letters of credit. The commercial business loan portfolio is comprised of loans for a variety of purposes which are generally secured by equipment, machinery and other business assets. Commercial business loans typically have terms of five years or less and interest rates that float in accordance with a designated published index. Substantially all such loans are secured and backed by the personal guarantees of the owners of the business. Loans in this category are placed on non-accrual status when they become 90 days past due or in the judgment of management the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. If a loan goes 90 days delinquent, the loan will remain on non-accrual status until the loan is brought current and there is evidence that the borrower has sufficient cash flow, income or liquidity to repay the loan in full. Commercial and industrial loans are charged off when available information confirms that any portion of the recorded investment in a collateral dependent loan in excess of the fair value of the collateral is deemed a confirmed loss.

Commercial Real Estate Loans

Commercial real estate loans are primarily secured by apartment buildings, office and industrial buildings, land, warehouses, small retail shopping centers and various special purpose properties, including hotels and nursing homes. Although terms vary, commercial real estate loans generally have amortization periods of 15 to 25 years, as well as balloon payments of two to five years, and terms which provide that the interest rates thereon may be adjusted annually at the Bank’s discretion, based on a designated index. Loans in this category are placed on non-accrual status when they become 90 days past due or in the judgment of management the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. If a loan goes 90 days delinquent, the loan will remain on non-accrual status until the loan is brought current and there is evidence that the borrower has sufficient cash flow, income or liquidity to repay the loan in full. Commercial real estate loans are charged off when available information confirms that any portion of the recorded investment in a collateral dependent loan in excess of the fair value of the collateral is deemed a confirmed loss.

Consumer Loans

Consumer loans generally have higher interest rates than mortgage loans. The risk involved in consumer loans is based on the type and nature of the collateral and, in certain cases, the absence of collateral. Consumer loans include second mortgage and home equity loans, education loans, vehicle loans and other secured and unsecured loans that have been made for a variety of consumer purposes. Loans in this category are placed on non-accrual status when they become 90 days past due and remain on non-accrual status until sufficient payments are received to bring the loan to current status. Consumer loans are charged off when a recent valuation shows no surplus for the Corporation, upon repossession or sale of the collateral and deficiency is realized, or upon reaching 150 days past due if unsecured.

Loan Fees and Discounts. Certain loan origination, commitment and other loan fees and associated direct loan origination costs are deferred and amortized as an adjustment to the related loan’s yield. These amounts, as well as discounts on purchased loans, are amortized using a method that approximates level yield, adjusted for prepayments, over the life of the related loans.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable and estimable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio; an assessment of individual problem loans; actual and anticipated loss experience; and current economic events in specific industries and geographical areas. These economic events include unemployment levels, regulatory guidance, and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded in the statement of operations based on management’s periodic evaluation of the factors previously mentioned as well as other pertinent factors. In addition, regulatory agencies periodically review the adequacy of the allowance for loan losses. These agencies may require the Corporation to make additions to the allowance for loan losses based on their judgments of collectability using information available to them at the time of their examination.

The allowance for loan losses consists of general and specific components. In determining the general allowance, the Corporation has defined the following segments within its loan portfolio: residential, commercial and industrial, commercial real estate and consumer. The Corporation has disaggregated those segments into the following classes based on risk characteristics: residential, commercial and industrial, land and construction, multi-family, retail/office and other commercial real estate within the commercial real estate segment and education and other consumer within the consumer segment. This additional detail allows management to better identify trends in borrower behavior and loss severity. A historical loss factor is computed for each class of loan and used as the major determinate of the general allowance for loan losses. In determining the appropriate period of activity to use in computing the historical loss factor management considers trends in quarterly net charge-off ratios. It is management’s intention to utilize a period of activity that it believes to be most reflective of current experience. Changes in the historical period are made when there is a distinct change in the trend of net charge-off experience. Management reviews each class’ historical losses by quarter for any trends that indicate the most representative look back period. The Corporation currently uses a six quarter historical loss look-back period.

Management adjusts historical loss factors based on the following qualitative factors: changes in lending policies, procedures and practices; economic and industry trends and conditions; trends in terms and the volume of loans; experience, ability and depth of lending management; level of and trends in past dues and delinquent loans; changes in the quality of the loan review system; changes in the value of the underlying collateral for collateral dependent loans; changes in credit concentrations; other external factors such as legal and regulatory requirements; and changes in size of the portfolio. In determining the impact, if any, of an individual qualitative factor, management compares the current underlying facts and circumstances surrounding a particular factor with those in the historical periods, adjusting the historical loss factor based on changes in the qualitative factor. Management will continue to analyze the qualitative factors on a quarterly basis, adjusting the historical loss factor as necessary, to a factor believed to be appropriate for the probable and inherent risk of loss in the portfolio.

Specific allowance allocations are established for probable losses resulting from analysis of impaired loans. A loan is considered impaired when it is probable that the Corporation will be unable to collect all contractual principal and interest due according to the terms of the loan agreement. Impaired loans include all non-accrual loans and performing troubled debt restructurings. Troubled debt restructurings are loans that have been modified, due to financial difficulties of the borrower, where the terms of the modified loan are more favorable for the borrower than what the Corporation would normally accept. The fair value of impaired loans is determined based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the underlying collateral less costs to sell, if the loan is collateral dependent. Cash collections on impaired loans are generally credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current.

Other Real Estate Owned. Real estate acquired by foreclosure or by deed in lieu of foreclosure as well as other repossessed assets (OREO) are held for sale and are initially recorded at fair value less a discount for estimated selling costs at the date of foreclosure. Any write down to fair value less estimated selling costs is charged to the allowance for loan losses. If the discounted fair value exceeds the net carrying value of the loans, recoveries to the allowance for loan losses are recorded to the extent of previous charge-offs, with any excess, which is infrequent, recognized as a gain in non-interest income. Subsequent to foreclosure, valuations are periodically performed and a valuation allowance is established if the carrying value exceeds the fair value less estimated selling costs. Costs relating to the development and improvement of the property may be capitalized; holding period costs and subsequent changes to the valuation allowance are charged to OREO expense, net included in non-interest expense. Incremental valuation adjustments may be recognized in the Statement of Operations if, in the opinion of management, additional losses are deemed probable.

Premises and Equipment. Premises and equipment are recorded at cost and include expenditures for new facilities and items that substantially increase the estimated useful lives (3 years to 40 years) of existing buildings and equipment. Expenditures for normal repairs and maintenance are charged to operations as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is recorded in income. The cost of office properties and equipment is being depreciated principally by the straight-line method over the estimated useful lives (3 years to 40 years) of the assets. The cost of capitalized leasehold improvements is depreciated on the straight-line method over the lesser of the term of the respective lease or estimated economic life.

Federal Home Loan Bank Stock. The Bank is a member of the Federal Home Loan Bank (FHLB) system which is organized as a member owned cooperative. As a result of membership in the FHLB system, the Bank is required to maintain a minimum investment in FHLB stock. The stock is redeemable at par and is, therefore, carried at cost and periodically evaluated for impairment. Ownership in the FHLB provides a potential dividend and allows access to member privileges including loans, advances, letters of credit and mortgage purchases. The stock is not transferable and cannot be used as collateral. The Bank has concluded that its investment in the stock of FHLB Chicago was not impaired at March 31, 2013.

Mortgage Servicing Rights. Mortgage servicing rights are recorded as an asset when loans are sold to third parties with servicing rights retained. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is initially recorded at fair value and subsequently amortized in proportion to, and over the period of, estimated net servicing revenues. The carrying value of these assets is periodically reviewed for impairment using a lower of amortized cost or fair value methodology. The fair value of the servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. For purposes of measuring fair value and impairment, the rights are stratified based on predominant risk characteristics of the underlying loans which include product type (i.e., fixed or adjustable) and interest rate bands. The amount of impairment recognized is the amount by which the amortized cost of the capitalized mortgage servicing rights on a strata-by-strata basis exceed their fair value.

Transfers of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Deferred Stock Issuance Cost. Stock issuance cost includes incremental direct costs incurred with third parties that are directly attributable to equity financing transactions. Those costs include legal and accounting fees and underwriters’ fees and expenses. Since certain of those costs are incurred in advance of receiving the proceeds from a planned equity financing transaction, they are deferred pending completion of the offering at which point the deferred costs are netted against stock issuance proceeds and recorded in equity.

As further discussed in Note 2, in August 2010 the OTS granted conditional approval of the Bank’s Capital Restoration Plan which included two sets of assumptions for continuing to improve the Bank’s capital levels, one based on obtaining capital from an outside source and one which reflects the results of the Bank’s ongoing initiatives in the absence of an external capital infusion. In connection with obtaining capital from an outside source, the Corporation is pursuing an equity offering in the form of the proposed issuance of additional common stock and a new class of preferred stock. At March 31, 2013, approximately $3.0 million of direct, incremental costs incurred have been capitalized and included in other assets in the consolidated balance sheet.

Deferred Compensation Obligations. Deferred compensation obligations are the carrying value of stock associated with selected employee benefit plans. Such plans include a deferred compensation agreement with a previous executive established in 1986 and an Excess Benefit Plan to provide deferred compensation to certain members of management. No contributions were made to these plans during the years ended March 31, 2013, 2012 and 2011.

The carrying value of undistributed shares related to the deferred compensation obligations are recorded in a separate category of stockholders’ deficit titled accordingly and the liability is included in additional paid in capital in stockholders’ deficit in the consolidated balance sheets. See Note 14 for further discussion of the plans.

Stock-Based Compensation Plan. The Corporation periodically grants stock-based compensation to employees and directors under various plans discussed in Note 14. The grants are generally in the forms of restricted stock and stock options. Compensation expense related to stock-based compensation was $55,000, $256,000 and $310,000 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

Reserve for Unfunded Commitments, Letters of Credit and Repurchase of Sold Loans. A reserve for unfunded commitments and letters of credit is determined by applying the general reserve loss factor used in the determination of the allowance for loan losses of the associated loan class to unfunded commitments of each class of performing loans. A reserve for potential loss related to the repurchase of sold loans is also maintained. This reserve is determined based on an analysis of probable loss associated with open repurchase requests and pending file reviews by the current owner of the underlying mortgage. The increase or decrease in the reserve for unfunded commitments and letters of credit is charged to the provision for credit losses. Adjustments to the reserve for repurchase of sold loans is included in other expense. The entire reserve is included in other liabilities on the consolidated balance sheet.

Interest Rate Lock Commitments for Mortgage Loans Held for Sale. Interest rate lock commitments for mortgage loans originated for sale meet the definition of derivatives. These instruments are carried at fair value and included in other assets and other liabilities in the consolidated balance sheets with changes in value included in net gain on sale of loans in the consolidated statements of operations.

Income Taxes. The Corporation’s deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities and associated valuation allowance. The Corporation and its subsidiaries file a consolidated federal income tax return and separate state income tax returns. An intercompany settlement of taxes paid is determined based on tax sharing agreements which generally provide for allocation of taxes to each entity on a separate return basis.

The Corporation is subject to the income tax laws of the U.S., its states and municipalities. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Accounting guidance related to uncertainty in income taxes provides a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under the guidance, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The guidance also revised disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. In establishing a provision for income tax expense, the Corporation must make judgments and interpretations about the application of these inherently complex tax laws within the framework of existing U.S. generally accepted accounting principles. The Corporation recognizes interest and penalties related to uncertain tax positions in other non-interest expense.

Earnings Per Share. Basic earnings per share (“EPS”) is computed by dividing net income (loss) available to common equity of the Corporation by the weighted average number of common shares outstanding for the period. The basic EPS computation excludes the dilutive effect of all common stock equivalents. Diluted EPS is computed by dividing net income (loss) available to common equity by the weighted average number of common shares outstanding plus all potentially dilutive common shares which could be issued if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock (“common stock equivalents”). The Corporation’s common stock equivalents represent shares issuable under its long-term incentive compensation plans. Such common stock equivalents are computed based on the treasury stock method using the average market price for the period.

Comprehensive Income (Loss). Comprehensive income or loss is the total of reported net income or loss and all other revenues, expenses, gains and losses that under generally accepted accounting principles are not reported as net income (loss). As such, the Corporation includes unrealized gains or losses on securities available for sale in other comprehensive income (loss).

New Accounting Pronouncements.

ASU No. 2013-02, “Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account nstead of directly to income or expense in the same reporting period.

The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The Corporation adoped ASU 2013-02 as of March 31, 2013 and is presented in the Consolidated Statements of Comprehensive Loss.

ASU 2010-20 was effective prospectively for reporting periods beginning on or after December 15, 2012. These disclosures are provided in the Consolidated Statements of Operations and Comprehensive Loss.

ASU No. 2010-20, “Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is primarily a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 was effective for the Corporation’s financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period were required for the Corporation’s financial statements that include periods beginning on or after January 1, 2011. These disclosures are provided in Note 5.

ASU No. 2011-02, “Receivables (Topic 310) – A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.” ASU 2011-02 states that in evaluating whether a restructuring constitutes a troubled debt restructuring (TDR), a creditor must separately conclude that both of the following exist: (i) the restructuring constitutes a concession and (ii) the debtor is experiencing financial difficulties. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. The amendments to Topic 310 also required new disclosures regarding currently outstanding TDRs and TDR activity during the period. ASU 2011-02 is effective for interim and annual periods beginning on or after June 15, 2011. The Corporation adopted ASU 2011-02 in its second quarter of fiscal year ending March 31, 2012.

As a result of adopting the amendments in ASU 2011-02, the Corporation reassessed all restructurings that occurred on or after April 1, 2011, the beginning of that fiscal year, for identification as TDRs. The Corporation identified as TDRs certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as TDRs, the Corporation identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of impairment measured in accordance with the guidance of ASC 310-10-35 for the receivables that are newly identified as impaired. The adoption of the ASU resulted in an increase in the number of loans within its commercial real estate portfolios that are considered TDRs but did not have a substantially material impact on the Company’s financial statements for the periods ended September 30, 2011. At September 30, 2011, the period of adoption, the recorded investment in receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under ASC 310-10-35 was $258,000, and the resulting allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was zero.

ASU No. 2011-05, “Presentation of Comprehensive Income.” In June 2011, the FASB issued ASU No. 2011-05. The provisions of ASU No. 2011-05 allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The statement(s) are required to be presented with equal prominence as the other primary financial statements. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity (deficit) but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The provisions of ASU No. 2011-05 were effective for the Corporation’s interim reporting period beginning on or after December 15, 2011, with retrospective application required and early adoption permitted. The Corporation adopted ASU No. 2011-05 as of September 30, 2011. The adoption resulted in presentation changes to the Corporation’s statements of operations with the addition of a statement of comprehensive loss. The adoption of ASU No. 2011-05 had no material impact on the Corporation’s financial statements.

Reclassifications. Prior period amounts have been reclassified as needed to conform to the current period presentations. There was no impact on earnings or stockholders’ deficit as a result of the reclassifications.

Note 2 – Significant Risks and Uncertainties

Regulatory Agreements

The Bank’s primary regulator is the Office of the Comptroller of the Currency (“OCC”). The Federal Reserve is the primary regulator of the Corporation. On June 26, 2009, the Corporation and the Bank each consented to the issuance of an Order to Cease and Desist (the “Corporation Order” and the “Bank Order,” respectively, and together, the “Orders”).

The Corporation Order requires the Corporation to notify, and in certain cases to obtain the permission of, the Federal Reserve prior to: (i) declaring, making or paying any dividends or other capital distributions on its capital stock, including the repurchase or redemption of its capital stock; (ii) incurring, issuing, renewing or rolling over any debt, increasing any current lines of credit or guaranteeing the debt of any entity; (iii) making certain changes to its directors or senior executive officers; (iv) entering into, renewing, extending or revising any contractual arrangement related to compensation or benefits with any of its directors or senior executive officers; and (v) making any golden parachute payments or prohibited indemnification payments. In July 2010, the Corporation developed and submitted to the Office of Thrift Supervision, the Corporation’s primary regulator at the time until it was disbanded in 2011 and the Federal Reserve assumed the role of primary regulator, a three-year cash flow plan, which must be reviewed at least quarterly by the Corporation’s management and board of directors for material deviations between cash flow plan projections and actual results (the “Variance Analysis Report”). Within 45 days following the end of each quarter, the Corporation is required to provide the Federal Reserve its Variance Analysis Report for that quarter.

The Bank Order requires the Bank to notify, or in certain cases obtain the permission of, the OCC prior to (i) increasing its total assets in any quarter in excess of an amount equal to net interest credited on deposit liabilities during the quarter; (ii) accepting, rolling over or renewing any brokered deposits; (iii) making certain changes to its directors or senior executive officers; (iv) entering into, renewing, extending or revising any contractual arrangement related to compensation or benefits with any of its directors or senior executive officers; (v) making any golden parachute or prohibited indemnification payments; (vi) paying dividends or making other capital distributions on its capital stock; (vii) entering into certain transactions with affiliates; and (viii) entering into third-party contracts outside the normal course of business. The Bank also developed and submitted within the prescribed time periods, a written capital restoration plan, a problem asset plan, a revised business plan, and an implementation plan resulting from a review of commercial lending practices. The Orders also require the Bank to regularly review its current liquidity management policy and the adequacy of its allowance for loan and lease losses.

The Bank is also subject to a capital restoration plan including a Prompt Corrective Action Directive (“PCA”). Under the PCA, the Bank must obtain prior written approval before entering into any contract or lease for the purchase or sale of real estate or of any interest therein, except for contracts entered into in the ordinary course of business for the purchase or sale of other real estate owned due to foreclosure (“OREO”) where the contract does not exceed $3.5 million and the sales price of the OREO does not fall below 85% of the net carrying value of the OREO.

The Orders also stipulated that, as of September 30, 2009, the Bank was required to meet and maintain both a core capital ratio equal to or greater than 7% and a total risk-based capital ratio equal to or greater than 11%. Further, as of December 31, 2009, the Bank had to meet and maintain both a core capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 12%.

At March 31, 2013, the Bank had a tier 1 leverage (core) ratio of 4.53% and a total risk-based capital ratio of 9.02%, each below the required capital ratios set forth above. Without a waiver, amendment or modification of the Orders, the Bank could be subject to further regulatory action, although neither the Bank nor the Corporation has received notice of any regulatory action to be taken by the OCC or the Federal Reserve with regards to the Orders. That said, at March 31, 2013, the Bank’s risk-based capital ratio is considered “adequately capitalized” for regulatory purposes. Under OCC requirements, a bank must have a total risk-based capital ratio of 8% or greater to be considered adequately capitalized. The Bank continues to work toward the requirements of the Bank Order which requires a total risk-based capital ratio of 12%, which exceeds traditional capital requirements for a bank. All customer deposits remain fully insured to the limits set by the FDIC.

Going Concern

The Corporation and the Bank continue to diligently work with their financial and professional advisors in seeking qualified sources of outside capital, restructuring alternatives and in achieving compliance with the requirements of the Orders. The Corporation and the Bank consult with the Federal Reserve, the OCC and FDIC on a regular basis concerning the Corporation’s and Bank’s proposals to obtain outside capital and to develop action plans that will be acceptable to federal regulatory authorities, but there can be no assurance that these actions will be successful, or that even if one or more of the Corporation’s and Bank’s proposals are accepted by the Federal regulators, that these proposals will be successfully implemented. While the Corporation’s management continues to exert maximum effort to attract new capital, significant operating losses in the past five fiscal years, significant levels of criticized assets at the Bank and negative equity raise substantial doubt as to the Corporation’s ability to continue as a going concern. If the Corporation and Bank are unable to achieve compliance with the requirements of the Orders, or implement an acceptable capital restoration plan, and if the Corporation and Bank cannot otherwise comply with such commitments and regulations, the OCC or FDIC could force a sale, liquidation or federal conservatorship or receivership of the Bank.

Further, the Corporation entered into an amendment dated November 30, 2012 (“Amendment No. 9”) to the Amended and Restated Credit Agreement (“Credit Agreement”) among the Corporation, the lenders from time to time a party thereto, and U.S. Bank National Association, as administrative agent for such lenders, or the “Agent” as described in Note 10, in which the existing interest rate remained the same, the financial covenants related to capital ratios and non-performing loans were moderately tightened and the maturity date was extended to June 30, 2013. Under the terms of the Credit Agreement, the Agent and the lenders have certain rights if all covenants are not complied with, including the right to accelerate the maturity of the borrowings. As of March 31, 2013, the Corporation was in compliance with the financial and non-financial covenants contained in the Credit Agreement, as amended, although there is no guarantee that the Corporation will remain in compliance with the covenants. As of the date of this filing, the Corporation does not have sufficient cash on hand to reduce outstanding borrowings to zero. There can be no assurance that the Corporation will be able to raise sufficient capital or have enough cash on hand to reduce outstanding borrowings to zero by June 30, 2013, which may, if unable to secure an extension at that time, limit the Corporation’s ability to fund ongoing operations.

Credit Risks

Non-performing assets totaled $203.1 million at March 31, 2013, or 8.58% of total assets, which decreased the Corporation’s interest income. The Corporation’s results of operations will continue to be impacted by the level of non-performing assets, and the Corporation expects continued downward pressure on interest income in the future. As reported in the accompanying audited consolidated financial statements, the Corporation has a net loss of $34.2 million and $36.7 million for the years ended March 31, 2013 and 2012, respectively. Stockholders’ equity declined from a deficit of $29.6 million or (1.06)% of total assets at March 31, 2012 to a deficit of $59.9 million or (2.53)% of total assets at March 31, 2013.

Note 3 – Restrictions on Cash and Due From Bank Accounts

AnchorBank fsb (Bank) is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. The average amount of required reserve balances for the years ended March 31, 2013 and 2012 was approximately $5.5 million and $18.2 million, respectively, although at March 31, 2013 the Bank met the required reserves with cash balances in the branch system.

The Bank is required to maintain an account with its official check service provider equal to one day’s average remittance. The balance in this restricted account was $4.5 million at March 31, 2013 and 2012.

Investment Directions Inc. (IDI), a subsidiary of the Corporation, has a security interest in an interest reserve escrow account in conjunction with a lending arrangement resulting from the sale in 2009 of its investment in a real estate development company. At March 31, 2013 and 2012, the interest reserve escrow was $174,000 and $228,000, respectively.

The nature of the Corporation’s business requires that it maintain amounts due from banks and federal funds sold which, at times, may exceed federally insured limits. Management monitors these correspondent relationships and has not experienced any losses in such accounts.

Note 4 – Investment Securities

The amortized cost and fair value of investment securities are as follows:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
March 31, 2013
Available for sale:
U.S. government sponsored and federal agency obligations	$3,444	$60	$—	$3,504
Corporate stock and bonds	152	112	—	264
Non-agency CMOs (1)	7,885	15	(351)	7,549
Government sponsored agency mortgage-backed securities (1)	2,975	209	—	3,184
GNMA mortgage-backed securities (1)	248,752	3,907	(373)	252,286

	$263,208	$4,303	$(724)	$266,787

March 31, 2012
Available for sale:
U.S. government sponsored and federal agency obligations	$3,556	$—	$(25)	$3,531
Corporate stock and bonds	652	50	(41)	661
Non-agency CMOs (1)	25,067	163	(3,638)	21,592
Government sponsored agency mortgage-backed securities (1)	3,944	251	—	4,195
GNMA mortgage-backed securities (1)	208,948	3,597	(225)	212,320

	$242,167	$4,061	$(3,929)	$242,299

Held-to-maturity:
Government sponsored agency mortgage-backed securities (1)(2)	$20	$—	$—	$20

(1)	Primarily collateralized by residential mortgages.
(2)	Full principal payoff was received on this security in May, 2012.

Independent pricing services are used to value all investment securities. One pricing service is used to value all securities except the non-agency CMOs. A specialized pricing service is used for valuation of the non-agency CMO portfolio.

To estimate the fair value of non-agency CMOs, the pricing service valuation model discounted estimated expected cash flows after credit losses at rates ranging from 4% to 7%. The rates utilized are based on the risk free rate equivalent to the remaining average life of the security, plus a spread for normal liquidity and a spread to reflect the uncertainty of the cash flow estimates. The pricing service benchmarks its fair value results to other pricing services and monitors the market for actual trades. The cash flow model includes these inputs in its derivation of the discount rates used to estimate fair value. There are no payments in kind allowed on these non-agency CMOs.

The table below presents the fair value and gross unrealized losses of securities in a loss position, aggregated by investment category and length of time that individual holdings have been in a continuous unrealized loss position at March 31, 2013 and 2012.

	Unrealized Loss Position
	Less than 12 months		12 months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)
March 31, 2013
Non-agency CMOs	$—	$—	$6,674	$(351)	$6,674	$(351)
GNMA mortgage-backed securities	82,822	(373)	—	—	82,822	(373)

	$82,822	$(373)	$6,674	$(351)	$89,496	$(724)

March 31, 2012
U.S. government sponsored and federal agency obligations	$3,531	$(25)	$—	$—	$3,531	$(25)
Corporate stock and bonds	111	(41)	—	—	111	(41)
Non-agency CMOs	77	—	18,109	(3,638)	18,186	(3,638)
GNMA mortgage-backed securities	37,631	(225)	—	—	37,631	(225)

	$41,350	$(291)	$18,109	$(3,638)	$59,459	$(3,929)

Other-Than-Temporary Impairment

The number of individual securities in the tables above total 15 at March 31, 2013 and 20 at March 31, 2012. Although these securities have declined in value, the unrealized losses are considered temporary. Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses on investment securities, management considers many factors which include: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value.

To determine if an other-than-temporary impairment exists on a debt security with an unrealized loss, the Corporation first determines if (a) it intends to sell the security or (b) it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of the conditions is met, an other-than-temporary impairment loss is recognized in earnings equal to the difference between the security’s fair value and its amortized cost basis. If neither condition is met, the Corporation determines (a) the amount of the impairment related to credit loss and (b) the amount of the impairment due to all other factors. The difference between the present values of the cash flows expected to be collected, discounted at the purchase yield or current accounting yield of the security, and the amortized cost basis is the credit loss. The credit loss is the portion of the impairment that is deemed other-than-temporary and recognized in earnings and is a reduction in the cost basis of the security. The portion of impairment related to all other factors is deemed temporary and included in other comprehensive income (loss).

An independent pricing service is utilized to run a discounted cash flow model in the calculation of other-than-temporary impairment losses on non-agency CMOs. This model determines the portion of the impairment that is other-than-temporary due to credit losses, and the portion that is temporary due to all other factors.

The significant inputs used for calculating the credit loss portion of securities with other-than-temporary impairment (“OTTI”) include prepayment assumptions, loss severities, original FICO scores, historical rates of delinquency, percentage of loans with limited underwriting, historical rates of default, original loan-to-value ratio, aggregate property location by metropolitan statistical area, original credit support, current credit support, and weighted-average maturity.

The discount rates used to establish the net present value of expected cash flows for purposes of determining OTTI ranged from 4% to 7%. These rates equate to the effective yield implicit in the security at the date of acquisition of the bonds for which OTTI has not been previously incurred. For bonds with previously recorded OTTI, the discount rate used equates to the accounting yield on the security as of the valuation date.

Default rates were calculated separately for each category of underlying borrower based on delinquency status (i.e. current, 30 to 59 days delinquent, 60 to 89 days delinquent, 90+ days delinquent, and foreclosure balances) of the underlying loans as of March 31, 2013. This data is entered into a loss migration model to calculate projected default rates, which are benchmarked against results that have recently been experienced by other major servicers of non-agency CMOs with similar attributes. The month one to month 24 constant default rate in the model ranged from 4.46% to 11.50%.

At March 31, 2013, six non-agency CMOs with a fair value of $6.9 million and an adjusted cost basis of $7.3 million were other-than-temporarily impaired. At March 31, 2012, 14 non-agency CMOs with a fair value of $19.6 million and an adjusted cost basis of $23.1 million were other-than-temporarily impaired. Unrealized other-than-temporary impairment due to credit losses of $412,000 and $558,000 was included in earnings for the years ended March 31, 2013 and 2012, respectively. For the years ended March 31, 2013 and 2012, realized losses of $722,000 and $364,000, respectively, related to credit issues (i.e. – principal reduced without a receipt of cash) were incurred that were previously recognized in earnings as unrealized other-than-temporary impairment.

Unrealized losses on U.S. government sponsored and federal agency obligations, corporate stocks and bonds and Ginnie Mae (“GNMA”) mortgage-backed securities as of March 31, 2013 and 2012 due to changes in interest rates and other non-credit related factors totaled $373,000 and $291,000, respectively. The Corporation has analyzed these securities for evidence of other-than-temporary impairment and concluded that no OTTI exists and that the unrealized losses are properly classified in accumulated other comprehensive income.

The following table is a roll forward of the amount of other-than-temporary impairment related to credit losses that have been recognized in earnings for which a portion of impairment was deemed temporary and recognized in other comprehensive income for the years ended March 31, 2013 and 2012:

	Year Ended March 31,
	2013	2012
	(In thousands)
Beginning balance of unrealized OTTI related to credit losses	$2,391	$2,197
Additional unrealized OTTI related to credit losses for which OTTI was previously recognized	412	558
Credit related OTTI previously recognized for securities sold during the period	(1,075)	—
Credit related OTTI previously recognized for securities paid-off during the period	(4)	—
Decrease for realized amount of credit losses for which unrealized credit related OTTI was previously recognized	(722)	(364)

Ending balance of unrealized OTTI related to credit losses	$1,002	$2,391

On a cumulative basis, other-than-temporary impairment losses recognized in earnings by year of vintage were as follows:

Year of Vintage	March 31, 2013
(In thousands)
Prior to 2005	$7
2005	330
2006	—
2007	665

$1,002

The cost of investment securities sold is determined using the specific identification method. Sales of investment securities available for sale are summarized below:

	Year Ended March 31,
	2013	2012	2011
	(In thousands)
Proceeds from sales & calls (1)	$12,780	$338,224	$385,924

Gross gains	$91	$6,618	$8,661
Gross losses	(338)	(39)	—

Net gain/(loss) on sales & calls (1)	$(247)	$6,579	$8,661

(1)	Includes proceeds from calls by the issuers of investment securities totaling $518,000 during the year ended March 31, 2013 resulting in a gain on calls of $18,000.

At March 31, 2013 and 2012, investment securities available for sale with a fair value of approximately $187.2 million and $216.3 million, respectively, were pledged to secure deposits, borrowings and for other purposes as permitted or required by law.

The fair values of investment securities by contractual maturity at March 31, 2013 are shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Within 1 Year	After 1 Year through 5 Years	After 5 Years through 10 Years	Over Ten Years	Total
	(In thousands)
U.S. government sponsored and federal agency obligations	$—	$3,504	$—	$—	$3,504
Corporate stock and bonds	—	—	—	264	264
Non-agency CMOs	—	—	—	7,549	7,549
Government sponsored agency mortgage-backed securities	—	232	313	2,639	3,184
GNMA mortgage-backed securities	—	370	—	251,916	252,286

Total	$—	$4,106	$313	$262,368	$266,787

Note 5 – Loans Receivable

Loans receivable held for investment consist of the following:

	March 31,
	2013	2012
	(In thousands)
Residential	$547,720	$564,427
Commercial and industrial	30,574	38,977
Commercial real estate:
Land and construction	111,953	186,048
Multi-family	287,447	342,216
Retail/office	198,686	298,277
Other commercial real estate	172,857	248,275
Consumer:
Education	166,429	240,331
Other consumer	247,530	269,532

Total unpaid principal balance	1,763,196	2,188,083

Allowance for loan losses	(79,815)	(111,215)
Undisbursed loan proceeds (1)	(10,997)	(16,034)
Unamortized loan fees, net	(1,838)	(3,086)
Unearned interest	(3)	(4)

Total loan contra balances	(92,653)	(130,339)

Loans held for investment	$1,670,543	$2,057,744

(1)	Undisbursed loan proceeds are funds to be released upon a draw request approved by the Corporation.

Residential Loans

At March 31, 2013, $547.7 million, or 31.1%, of the total loans unpaid principal balance receivable consisted of residential loans, substantially all of which were 1 to 4 family dwellings. Residential loans consist of both adjustable and fixed-rate loans. The adjustable-rate loans currently in the portfolio have up to 30-year maturities and terms which provide for annual increases or decreases of the rate on the loans, based on a designated index. These rate changes are generally subject to a limit of 2% per adjustment and an aggregate 6% adjustment over the life of the loan. These loans are documented according to standard industry practices. The Corporation makes a limited number of interest-only loans which tend to have a shorter term to maturity and does not originate negative amortization and option payment adjustable rate mortgages.

Adjustable-rate loans decrease the risks associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. These risks, which have not had a material adverse effect to date, generally are less than the risks associated with holding fixed-rate loans in an increasing interest rate environment. Also, as interest rates decline, borrowers may refinance their mortgages into fixed-rate loans thereby prepaying the balance of the loan prior to maturity. At March 31, 2013, approximately $343.8 million, or 62.8%, of the held for investment residential loans unpaid principal balance consisted of loans with adjustable interest rates.

The Corporation continues to originate long-term, fixed-rate conventional mortgage loans. Current production of these loans with terms of 15 years or more are generally sold to Fannie Mae, Freddie Mac and other institutional investors, while a portion of loan production is retained in the held for investment portfolio. In order to provide a full range of products to its customers, the Corporation also participates in the loan origination programs of Wisconsin Housing and Economic Development Authority (“WHEDA”), Wisconsin Department of Veterans Affairs (“WDVA”) and the Federal Housing Administration (“FHA”). The right to service substantially all loans sold is retained.

At March 31, 2013, approximately $203.9 million, or 37.2%, of the held for investment residential loans unpaid principal balance consisted of loans with fixed rates of interest. Although these loans generally provide for repayments of principal over a fixed period of 10 to 30 years, because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a shorter period of time.

Commercial and Industrial Loans

The Corporation originates loans for commercial, corporate and business purposes, including issuing letters of credit. At March 31, 2013, the unpaid principal balance receivable of commercial and industrial loans amounted to $30.6 million, or 1.7%, of the total loans unpaid principal balance receivable. The commercial and industrial loan portfolio is comprised of loans for a variety of business purposes and generally are secured by equipment, machinery and other corporate assets. These loans generally have terms of seven years or less and interest rates that float in accordance with a designated published index. Substantially all such loans are secured and backed by the personal guarantees of the owners of the business.

Commercial Real Estate Loans

The Corporation originates commercial real estate loans which include land and construction, multi-family, retail/office and other commercial real estate. Such loans generally have adjustable rates and shorter terms than single-family residential loans, thus increasing the earnings sensitivity of the loan portfolio to changes in interest rates, as well as providing higher fees and rates than residential loans. At March 31, 2013, $770.9 million of loans unpaid principal balance receivable were secured by commercial real estate, which represented 43.7% of the total loans unpaid principal balance. The origination of such loans is generally limited to the Corporation’s primary market area.

Commercial real estate loans are primarily secured by apartment buildings, office and industrial buildings, land, warehouses, small retail shopping centers and various special purpose properties, including community-based residential facilities and senior housing. Although terms vary, commercial real estate loans generally have fixed interest rates, amortization periods of 15 to 25 years, as well as balloon payments of two to seven years, and terms which provide that the interest rates thereon may be adjusted annually based on a designated index.

Consumer Loans

The Corporation offers consumer loans in order to provide a wider range of financial services to its customers. At March 31, 2013, $414.0 million, or 23.5%, of the total loans unpaid principal balance receivable consisted of consumer loans. Consumer loans typically have higher interest rates than mortgage loans but generally involve more risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral.

The residential-other portfolio consists primarily of Express refinance first mortgage loans, second mortgage and home equity loans. Express refinance loans are available for owner occupied one- to two-family residential properties, with loan amounts up to $200,000, a fixed interest rate, up to 15 year amortization, low fees and rapid closing timeframes. The primary home equity loan product has an adjustable rate that is linked to the prime interest rate and is secured by a mortgage, either a primary or a junior lien, on the borrower’s residence. New home equity lines do not exceed 90% of appraised value of the property at the loan origination date. A fixed-rate home equity second mortgage term product is also offered.

Approximately $166.4 million, or 9.4%, of the total loans unpaid principal balance receivable at March 31, 2013 consisted of education loans. These loans are generally made for a maximum of $3,500 per year for undergraduate studies and $8,500 per year for graduate studies and are placed in repayment status on an installment basis within nine months following graduation. Education loans generally have interest rates that adjust annually in accordance with a designated index. Both the principal amount of an education loan and interest thereon are generally guaranteed by the Great Lakes Higher Education Corporation up to 97% of the balance of the loan, which typically obtains reinsurance of its obligations from the U.S. Department of Education. The origination of student loans was discontinued beginning October 1, 2010 following the March 2010 law ending loan guarantees provided by the U.S. Department of Education. Although direct student loans, without a government guarantee, may be originated, risk-adjusted returns for these loans continue to be unattractive. Education loans may be sold to the U.S. Department of Education or to other investors. Proceeds from the sale of education loans totaled $24.3 million in fiscal 2011. No education loans were sold during the years ended March 31, 2013 and 2012.

The other consumer loan portfolio consists of vehicle loans and other secured and unsecured loans made for a variety of consumer purposes. These include credit extended through credit cards issued by a third party, ELAN Financial Services (ELAN), pursuant to an agency arrangement under which the Corporation participates in outstanding balances, currently at 25% to 28%. The Corporation also shares 33% to 37% of annual fees, and 30% of late payment, over limit and cash advance fees, as well as 25% to 30% of interchange income from the underlying portfolio.

Allowances for Loan Losses

The allowance for loan losses consists of general, substandard and specific components even though the entire allowance is available to cover losses on any loan. The specific allowance component relates to impaired loans (i.e. – non-accrual) and all loans reported as troubled debt restructurings (TDRs). For such loans, an allowance is established when the discounted cash flows (or collateral value if repayment relies solely on the operation or sale of the collateral) of the impaired loan are lower than the carrying value of that loan. The substandard loan component is primarily associated with loans rated in this category but not in non-accrual status. The general allowance component covers pass and special mention rated loans and is based on historical loss experience adjusted for various qualitative and quantitative factors. Loans graded substandard and below are individually examined to determine the appropriate loan loss reserve. In addition, reserves for unfunded commitments, letters of credit and repurchase of sold loans are maintained and classified in other liabilities.

The following table presents the allowance for loan losses by component:

	March 31,
	2013	2012
	(In thousands)
General component	$28,163	$37,085
Substandard loan component	22,560	29,980
Specific component	29,092	44,150

Total allowance for loan losses	$79,815	$111,215

The following table presents the unpaid principal balance of loans by risk category:

	March 31,
	2013	2012
	(In thousands)
Pass (1)	$1,519,665	$1,740,542
Special mention	33,363	56,762

Total pass and special mention rated loans	1,533,028	1,797,304

Substandard rated loans, excluding TDR accrual	49,813	93,207

Troubled debt restructurings – accrual	41,565	72,648
Non-accrual	118,790	224,924

Total impaired loans	160,355	297,572

Total unpaid principal balance	$1,763,196	$2,188,083

(1)	Includes all accrual residential and consumer loans as these loans are generally not individually rated.

A summary of the activity in the allowance for loan losses follows:

	Year Ended March 31,
	2013	2012	2011
	(In thousands)
Allowance at beginning of year	$111,215	$150,122	$179,644
Provision	7,733	33,887	50,325
Charge-offs	(49,353)	(82,562)	(88,886)
Recoveries	10,220	9,768	9,039

Allowance at end of year	$79,815	$111,215	$150,122

The following table presents activity in the allowance for loan losses by portfolio segment for the years ended March 31, 2013, 2012 and 2011:

	Residential	Commercial and Industrial	Commercial Real Estate	Consumer	Total
	(In thousands)
For the Year Ended:
March 31, 2013
Beginning balance	$13,027	$10,568	$85,153	$2,467	$111,215
Provision	6,414	(1,471)	(3,107)	5,897	7,733
Charge-offs	(6,659)	(3,483)	(34,265)	(4,946)	(49,353)
Recoveries	1,743	1,458	6,800	219	10,220

Ending balance	$14,525	$7,072	$54,581	$3,637	$79,815

March 31, 2012
Beginning balance	$20,487	$19,541	$106,445	$3,649	$150,122
Provision	(2,546)	4,180	30,869	1,384	33,887
Charge-offs	(6,625)	(14,993)	(57,685)	(3,259)	(82,562)
Recoveries	1,711	1,840	5,524	693	9,768

Ending balance	$13,027	$10,568	$85,153	$2,467	$111,215

March 31, 2011
Beginning balance	$20,658	$29,783	$126,553	$2,650	$179,644
Provision	13,346	(3,644)	36,621	4,002	50,325
Charge-offs	(15,005)	(8,021)	(62,558)	(3,302)	(88,886)
Recoveries	1,488	1,423	5,829	299	9,039

Ending balance	$20,487	$19,541	$106,445	$3,649	$150,122

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of March 31, 2013 and 2012:

	Residential	Commercial and Industrial	Commercial Real Estate	Consumer	Total
	(In thousands)
March 31, 2013
Allowance for loan losses:
Associated with impaired loans	$7,038	$2,508	$19,182	$364	$29,092
Associated with all other loans	7,487	4,564	35,399	3,273	50,723

Total	$14,525	$7,072	$54,581	$3,637	$79,815

Loans:
Impaired loans individually evaluated	$37,378	$3,760	$114,540	$4,677	$160,355
All other loans	510,342	26,814	656,403	409,282	1,602,841

Total	$547,720	$30,574	$770,943	$413,959	$1,763,196

March 31, 2012
Allowance for loan losses:
Associated with impaired loans	$5,080	$5,548	$33,137	$385	$44,150
Associated with all other loans	7,947	5,020	52,016	2,082	67,065

Total	$13,027	$10,568	$85,153	$2,467	$111,215

Loans:
Impaired loans individually evaluated	$49,411	$10,774	$228,873	$8,514	$297,572
All other loans	515,016	28,203	845,943	501,349	1,890,511

Total	$564,427	$38,977	$1,074,816	$509,863	$2,188,083

The provision for credit losses reflected on the consolidated statements of operations includes the provision for loan losses and the provision for unfunded commitment losses as follows:

	For the Year Ended March 31,
	2013	2012	2011
	(In thousands)
Provision for loan losses	$7,733	$33,887	$50,325
Provision for unfunded commitment losses (1)	1,392	(309)	873

Provision for credit losses	$9,125	$33,578	$51,198

(1)	The provision for unfunded commitments includes provisions for unfunded commitments to lend and commercial letters of credit.

The provision for unfunded commitment losses in the year ending March 31, 2013 totaled $1.4 million compared to ($309,000) and $873,000 during the years ending March 31, 2012 and 2011, respectively. The reserve for unfunded loan commitments and letters of credit at March 31, 2013 totaled $2.0 million, classified in other liabilities on the consolidated balance sheet.

At March 31, 2013, $160.4 million of unpaid principal balance of loans are deemed impaired which includes performing TDRs. At March 31, 2012, impaired loans were $297.6 million. A loan is identified as impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement may not be collected and thus are placed on non-accrual status. Interest income on certain impaired loans is recognized on a cash basis.

A substantial portion of loans are collateralized by real estate in Wisconsin and adjacent states. Accordingly, the ultimate collectability of the loan portfolio is susceptible to changes in real estate market conditions in that area.

The following table presents impaired loans segregated by loans with no specific allowance and loans with an allowance by class of loans as of March 31, 2013 and 2012:

	Unpaid Principal Balance	Associated Allowance	Carrying Amount	Average Carrying Amount (1)	Fiscal Year to Date Interest Income Recognized
	(In thousands)
March 31, 2013
With no specific allowance recorded:
Residential	$11,545	$—	$11,545	$12,655	$448
Commercial and industrial	280	—	280	1,020	75
Land and construction	9,982	—	9,982	21,678	189
Multi-family	12,217	—	12,217	14,826	400
Retail/office	6,913	—	6,913	15,810	350
Other commercial real estate	13,365	—	13,365	19,378	691
Education	—	—	—	—	—
Other consumer	531	—	531	665	62

Subtotal	54,833	—	54,833	86,032	2,215

With an allowance recorded (2):
Residential	25,833	7,038	18,795	23,509	611
Commercial and industrial	3,480	2,508	972	1,556	78
Land and construction	23,492	6,552	16,940	19,024	659
Multi-family	15,448	4,261	11,187	13,918	722
Retail/office	14,505	3,312	11,193	19,553	519
Other commercial real estate	18,618	5,057	13,561	19,545	632
Education (3)	424	1	423	615	—
Other consumer	3,722	363	3,359	6,167	293

Subtotal	105,522	29,092	76,430	103,887	3,514

Total
Residential	37,378	7,038	30,340	36,164	1,059
Commercial and industrial	3,760	2,508	1,252	2,576	153
Land and construction	33,474	6,552	26,922	40,702	848
Multi-family	27,665	4,261	23,404	28,744	1,122
Retail/office	21,418	3,312	18,106	35,363	869
Other commercial real estate	31,983	5,057	26,926	38,923	1,323
Education (3)	424	1	423	615	—
Other consumer	4,253	363	3,890	6,832	355

	$160,355	$29,092	$131,263	$189,919	$5,729

(1)	The average carrying amount of loans in each category is calculated on a trailing 12 month basis.
(2)	Includes ratio-based allowance for loan losses of $5.7 million associated with loans totaling $35.9 million at March 31, 2013 for which individual reviews have not been completed but an allowance established based on the ratio of allowance for loan losses to unpaid principal balance for the loans individually reviewed by class of loan.
(3)	Excludes the guaranteed portion of education loans 90+ days past due with unpaid principal balance of $13,697 and average carrying amounts totaling $21,249 at March 31, 2013 that are not considered impaired based on a guarantee provided by government agencies.

	Unpaid Principal Balance	Associated Allowance	Carrying Amount	Average Carrying Amount (1)	Fiscal Year to Date Interest Income Recognized
	(In thousands)
March 31, 2012
With no specific allowance recorded:
Residential	$19,845	$—	$19,845	$22,224	$208
Commercial and industrial	3,389	—	3,389	6,771	61
Land and construction	34,446	—	34,446	39,601	581
Multi-family	19,822	—	19,822	21,624	264
Retail/office	21,787	—	21,787	23,577	816
Other commercial real estate	24,213	—	24,213	23,812	571
Education	—	—	—	—	—
Other consumer	474	—	474	507	62

Subtotal	123,976	—	123,976	138,116	2,563

With an allowance recorded (2):
Residential	29,566	5,080	24,486	28,070	520
Commercial and industrial	7,385	5,548	1,837	6,285	260
Land and construction	47,545	14,543	33,002	47,499	886
Multi-family	27,307	7,896	19,411	25,803	927
Retail/office	28,954	6,672	22,282	27,417	858
Other commercial real estate	24,799	4,026	20,773	22,891	737
Education (3)	762	1	761	789	—
Other consumer	7,278	384	6,894	7,190	480

Subtotal	173,596	44,150	129,446	165,944	4,668

Total
Residential	49,411	5,080	44,331	50,294	728
Commercial and industrial	10,774	5,548	5,226	13,056	321
Land and construction	81,991	14,543	67,448	87,100	1,467
Multi-family	47,129	7,896	39,233	47,427	1,191
Retail/office	50,741	6,672	44,069	50,994	1,674
Other commercial real estate	49,012	4,026	44,986	46,703	1,308
Education (3)	762	1	761	789	—
Other consumer	7,752	384	7,368	7,697	542

	$297,572	$44,150	$253,422	$304,060	$7,231

(1)	The average carrying amount of loans in each category is calculated on a trailing 12 month basis.
(2)	Includes ratio-based allowance for loan losses of $2.8 million associated with loans totaling $24.6 million at March 31, 2012 for which individual reviews have not been completed but an allowance established based on the ratio of allowance for loan losses to unpaid principal balance for the loans individually reviewed by class of loan.
(3)	Excludes the guaranteed portion of education loans 90+ days past due with unpaid principal balance of $24,641 and average carrying amounts totaling $25,520 at March 31, 2012 that are not considered impaired based on a guarantee provided by government agencies.

The carrying amounts in the table above represent the unpaid principal balance less the associated allowance. The average carrying amount is a trailing twelve month average calculated based on the ending quarterly balances. The interest income recognized is the fiscal year to date interest income recognized on a cash basis.

The following is additional information regarding impaired loans:

	March 31,
	2013	2012
	(In thousands)
Unpaid principal balance of impaired loans:
With specific reserve required	$105,522	$173,596
Without a specific reserve	54,833	123,976

Total impaired loans	160,355	297,572
Less:
Specific valuation allowance for impaired loans	(29,092)	(44,150)

Carrying amount of impaired loans	$131,263	$253,422

Average carrying amount of impaired loans	$189,919	$304,060
Loans and troubled debt restructurings on non-accrual status	118,790	224,924
Troubled debt restructurings – accrual	41,565	72,648
Troubled debt restructurings – non-accrual (1)	26,287	76,378
Loans past due ninety days or more and still accruing (2)	13,697	30,697

(1)	Troubled debt restructurings – non-accrual are included in the loans and troubled debt restructurings on non-accrual status line item above.
(2)	Includes the guaranteed portion of education loans of $13,697 and $24,641 at March 31, 2013 and 2012, respectively, that were 90+ days past due which continue to accrue interest due to a guarantee provided by government agencies covering approximately 97% of the outstanding balance.

The following table presents interest income recognized on impaired loans on a cash basis.

	For the Year Ended March 31,
	2013	2012	2011
	(In thousands)
Interest income recognized on impaired loans on a cash basis	$5,729	$7,231	$9,818

Although the Corporation is currently not committed to lend any additional funds on impaired loans in accordance with the original terms of these loans, it is not legally obligated to, and will not, disburse additional funds on any loans while in nonaccrual status or if the borrower is in default.

The Corporation experienced declines in the valuations for real estate collateral supporting portions of its loan portfolio throughout fiscal years 2011, 2012 and 2013, as reflected in recently received appraisals. Currently, $206.6 million or approximately 90% of the unpaid principal balance of classified loans (i.e. loans risk rated as substandard or loss) have recent appraisals (i.e. within one year) or have been determined to not need an appraisal. Loans that do not require an appraisal under corporate policy include situations in which the loan (i) is fully reserved; (ii) has a small balance (less than $250,000) and rather than being individually evaluated for impairment, is included in a homogenous pool of loans; (iii) uses a net present value of future cash flows to measure impairment; or (iv) is not secured by real estate. Appraised values greater than one year old are discounted by an additional 10% for improved land or commercial real estate and 20% for unimproved land, in determination of the allowance for loan losses.

While corporate policy may not require updated appraisals for these loans, new appraisals may still be obtained. For example, 46% of the loans which do not require an updated appraisal do have either an appraisal within the last year or an appraisal on order. If real estate values decline, the allowance for loan losses may increase as updated appraisals or other indications of a decrease in the value of collateral are received.

The following table presents the aging of the recorded investment in past due loans as of March 31, 2013 and 2012 by class of loans:

	Days Past Due
	30-59	60-89	90 or More	Total
	(In thousands)
March 31, 2013
Residential	$2,028	$3,390	$24,645	$30,063
Commercial and industrial	1,004	115	2,212	3,331
Land and construction	841	456	11,777	13,074
Multi-family	2,170	856	17,619	20,645
Retail/office	2,160	653	12,263	15,076
Other commercial real estate	10	55	5,873	5,938
Education	4,414	3,853	14,121	22,388
Other consumer	1,667	731	3,699	6,097

	$14,294	$10,109	$92,209	$116,612

March 31, 2012
Residential	$2,414	$1,071	$37,791	$41,276
Commercial and industrial	976	539	3,183	4,698
Land and construction	37	—	60,680	60,717
Multi-family	360	541	26,371	27,272
Retail/office	2,627	2,634	14,033	19,294
Other commercial real estate	1,884	191	16,323	18,398
Education	8,370	6,562	25,403	40,335
Other consumer	1,664	692	6,879	9,235

	$18,332	$12,230	$190,663	$221,225

Total delinquencies (loans past due 30 days or more) at March 31, 2013 were $116.6 million. The Corporation has experienced a reduction in delinquencies since March 31, 2012 due to improving credit conditions and loans moving to OREO. The Corporation has $13.7 million of education loans past due 90 days or more that are still accruing interest due to the approximate 97% guarantee provided by governmental agencies. Loans less than 90 days delinquent may be placed on non-accrual status when the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual.

Credit Quality Indicators:

The Corporation groups commercial and industrial loans and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. This analysis is updated on a monthly basis. The following definitions are used for risk ratings:

Pass. Loans classified as pass represent assets that are evaluated and are performing under the stated terms. Pass rated assets are analyzed by the pay capacity of the obligor, current net worth of the obligor and/or by the value of the loan collateral. A subcategory of loans classified as pass are watch loans.

Watch. Loans classified as watch possess potential weaknesses that require management attention, but do not yet warrant adverse classification. While the status of an asset put on this list does not technically trigger their classification as substandard or non-accrual, it is considered a proactive way to identify potential issues and address them before the situation deteriorates further and results in a loss.

Special Mention. Loans classified as special mention exhibit material negative financial trends due to company specific or industry conditions which, if not corrected or mitigated, threaten their capacity to meet current or continuing debt obligations. These borrowers still demonstrate the financial flexibility to address and cure the root cause of these adverse financial trends without significant deviations from their current business plan. Their potential weakness deserves close attention and warrants enhanced monitoring on the part of management. The expectation is these borrowers will return to a pass rating given reasonable time; or will be further downgraded.

Substandard. Loans classified as substandard are inadequately protected by the current net worth, paying capacity of the obligor, or by the collateral pledged. Substandard assets must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that a loss will be sustained if the deficiencies are not corrected.

Non-Accrual. Loans classified as non-accrual have the weaknesses of those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans that fall into this category are deemed collateral dependent and an individual impairment evaluation is performed for all relationships greater than $500,000. Loans in this category are allocated a specific reserve if the collateral does not support the outstanding loan balance or charged off if deemed uncollectible.

As of March 31, 2013 and 2012, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Non-Accrual	Total Unpaid Principal Balance
	(In thousands)
March 31, 2013
Commercial and industrial	$21,141	$878	$5,640	$2,915	$30,574
Commercial real estate:
Land and construction	64,229	787	15,150	31,787	111,953
Multi-family	245,980	3,660	17,155	20,652	287,447
Retail/office	156,919	5,144	19,100	17,523	198,686
Other	107,465	22,894	34,333	8,165	172,857

	$595,734	$33,363	$91,378	$81,042	$801,517

Percent of total unpaid principal balance	74.3%	4.2%	11.4%	10.1%	100.0%

March 31, 2012
Commercial and industrial	$20,693	$255	$9,812	$8,217	$38,977
Commercial real estate:
Land and construction	68,175	6,344	47,300	64,229	186,048
Multi-family	278,936	2,728	22,790	37,762	342,216
Retail/office	208,159	13,080	43,221	33,817	298,277
Other	143,225	34,355	42,732	27,963	248,275

	$719,188	$56,762	$165,855	$171,988	$1,113,793

Percent of total unpaid principal balance	64.6%	5.1%	14.9%	15.4%	100.0%

Residential and consumer loans are managed on a pool basis due to their homogeneous nature. Loans that are delinquent 90 days or more are considered non-accrual. The following table presents the unpaid principal balance of residential and consumer loans based on accrual status as of March 31, 2013 and 2012:

	March 31, 2013			March 31, 2012
	Accrual	Non-Accrual	Total Unpaid Principal Balance	Accrual	Non-Accrual	Total Unpaid Principal Balance
	(In thousands)
Residential	$514,613	$33,107	$547,720	$519,877	$44,550	$564,427
Consumer:
Education (1)	166,005	424	166,429	239,569	762	240,331
Other consumer	243,313	4,217	247,530	261,908	7,624	269,532

	$923,931	$37,748	$961,679	$1,021,354	$52,936	$1,074,290

(1)	Non-accrual education loans represent the portion of these loans 90+ days past due that are not covered by a guarantee provided by government agencies that is limited to approximately 97% of the outstanding balance.

Troubled Debt Restructurings

Modifications of loan terms in a troubled debt restructuring (“TDR”) are generally in the form of an extension of payment terms or lowering of the interest rate, although occasionally the Corporation has reduced the outstanding principal balance.

Loans modified in a troubled debt restructuring that are currently on non-accrual status will remain on non-accrual status for a period of at least six months. If after six months, or a longer period sufficient to demonstrate the willingness and ability of the borrower to perform under the modified terms, the borrower has made payments in accordance with the modified terms, the loan is returned to accrual status but retains its designation as a TDR. The designation as a TDR is removed in years after the restructuring if both of the following conditions exist: (a) the restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of restructuring for a new loan with comparable risk and (b) the loan is not impaired based on the terms specified by the restructuring agreement.

During the year ended March 31, 2012, the Corporation adopted ASU 2011-02, as more fully described in Note 1 of the consolidated financial statements. As a result of adopting the amendments in ASU 2011-02, the Corporation reassessed all restructurings that occurred on or after April 1, 2011, for identification as TDRs. The Corporation identified as TDRs certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as TDRs, the Corporation classified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of impairment measured in accordance with the guidance of ASC 310-10-35 for the receivables that are newly identified as impaired. The adoption of the ASU resulted in an increase in the number of loans within its commercial real estate portfolios that are considered TDRs.

The following table presents information related to loans modified in a troubled debt restructuring, by class, during the years ended March 31, 2013 and 2012:

	Year Ended March 31, 2013				Year Ended March 31, 2012
Troubled Debt Restructurings (1)	Number of Modifications	Unpaid Principal Balance (2) (at period end)	Balance in the ALLL (3)			Unpaid Principal Balance (2) (at period end)	Balance in the ALLL (3)
			Prior to Modification	At Period End	Number of Modifications		Prior to Modification	At Period End
	(Dollars in thousands)
Residential	0	$—	$—	$—	40	$5,964	$318	$477
Commercial and industrial	3	169	206	139	14	6,439	2,841	3,007
Land and construction	2	546	548	36	16	50,820	4,553	16,259
Multi-family	0	—	—	—	10	9,891	2,725	4,477
Retail/office	3	899	383	176	14	9,433	1,006	1,541
Other commercial real estate	4	934	591	44	13	12,927	2,334	4,422
Education	0	—	—	—	0	—	—	—
Other consumer	2	32	—	—	6	304	—	—

	14	$2,580	$1,728	$395	113	$95,778	$13,777	$30,183

(1)	Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported in this table.
(2)	The unpaid principal balance is inclusive of all partial paydowns and charge-offs since the modification date.
(3)	The balance in the ALLL represents any specific component of the allowance for loan losses associated with these loans.

The following tables present the unpaid principal balance of loans modified in a troubled debt restructuring during the years ended March 31, 2013 and 2012, by class and by type of modification:

	Year Ended March 31, 2013
	Principal and Interest to Interest Only	Interest Rate Reduction		Below Market Rate (4)	Other (5)	Total
Troubled Debt Restructurings (1)(2)		To Below Market Rate	To Interest Only (3)
	(In thousands)
Residential	$—	$—	$—	$—	$—	$—
Commercial and industrial	—	—	—	16	153	169
Land and construction	—	—	—	425	121	546
Multi-family	—	—	—	—	—	—
Retail/office	—	214	160	—	525	899
Other commercial real estate	540	122	—	—	272	934
Education	—	—	—	—	—	—
Other consumer	—	—	—	19	13	32

	$540	$336	$160	$460	$1,084	$2,580

	Year Ended March 31, 2012
	Principal and Interest to Interest Only	Interest Rate Reduction		Below Market Rate (4)	Other (5)	Total
Troubled Debt Restructurings (1)(2)		To Below Market Rate	To Interest Only (3)
	(In thousands)
Residential	$1,400	$1,952	$942	$611	$1,059	$5,964
Commercial and industrial	170	1,771	—	923	3,575	6,439
Land and construction	367	29,461	—	15,735	5,257	50,820
Multi-family	2,497	—	—	5,819	1,575	9,891
Retail/office	613	2,297	2,311	1,219	2,993	9,433
Other commercial real estate	1,324	5,315	—	268	6,020	12,927
Education	—	—	—	—	—	—
Other consumer	—	285	—	—	19	304

	$6,371	$41,081	$3,253	$24,575	$20,498	$95,778

(1)	Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported in this table.
(2)	The unpaid principal balance is inclusive of all partial paydowns and charge-offs since the modification date.
(3)	Includes modifications of loan repayment terms from principal and interest to interest only, along with a reduction in the contractual interest rate.
(4)	Includes loans modified at below market rates for borrowers with similar risk profiles and having comparable loan terms and conditions. Market rates are determined by reference to internal new loan pricing grids that specify credit spreads based on loan risk rating and term to maturity.
(5)	Other modifications primarily include providing for the deferral of interest currently due to the new maturity date of the loan.

The following table presents loans modified in a troubled debt restructuring from April 1, 2012 to March 31, 2013, by class, that subsequently defaulted (i.e.: 90 days or more past due following a modification) during the year ended March 31, 2013 compared to year ended March 31, 2012:

	Year Ended March 31,
	2013		2012
Troubled Debt Restructurings (1)	Number of Modified Loans	Unpaid Principal Balance (2) (at period end)	Number of Modified Loans	Unpaid Principal Balance (2) (at period end)
	(Dollars in thousands)
Residential	—	$—	11	$1,830
Commercial and industrial	—	—	7	1,083
Land and construction	—	—	4	36,100
Multi-family	—	—	6	8,747
Retail/office	2	374	9	9,233
Other commercial real estate	2	581	4	1,543
Education	—	—	—	—
Other consumer	—	—	4	304

	4	$955	45	$58,840

(1)	Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported in this table.
(2)	The unpaid principal balance is inclusive of all partial paydowns and charge-offs since the modification date.

Pledged Loans

At March 31, 2013 and 2012, residential, multi-family, education and other consumer loans receivable with unpaid principal of approximately $823.7 million and $859.8 million were pledged to secure borrowings and for other purposes as permitted or required by law. Certain real-estate related loans are pledged as collateral for FHLB borrowings. See Note 10.

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates with outstanding balances amounting to $91,000 and $215,000 at March 31, 2013 and 2012, respectively. During the year ended March 31, 2013, there were no principal additions and principal payments totaled $124,000.

Note 6 – Other Real Estate Owned

Real estate acquired by foreclosure or by deed in lieu of foreclosure as well as other repossessed assets (OREO) are held for sale and are initially recorded at fair value less a discount for estimated selling costs at the date of foreclosure. Any write down to fair value less estimated selling costs is charged to the allowance for loan losses. If the discounted fair value exceeds the net carrying value of the loans, recoveries to the allowance for loan losses are recorded to the extent of previous charge-offs, with any excess, which is infrequent, recognized as a gain in non-interest income. Subsequent to foreclosure, valuations are periodically performed and a valuation allowance is established if the carrying value exceeds the fair value less estimated selling costs. Costs relating to the development and improvement of the property may be capitalized, generally those greater than $10,000; holding period costs and subsequent changes to the valuation allowance are charged to OREO expense, net included in non-interest expense. Incremental valuation adjustments may be recognized in the Statements of Operations if, in the opinion of management, such additional losses are deemed probable.

A summary of the activity in other real estate owned is as follows:

	Year Ended March 31,
	2013	2012
	(In thousands)
Balance at beginning of period	$88,841	$90,707
Additions (1)	75,727	77,835
Capitalized improvements	300	—
Valuations/write-offs/reserve for probable losses (2)	(26,733)	(15,338)
Valuation of deposit method property (3)	(3,301)	—
Transfer to premises and equipment	(2,870)	—
Sales	(47,622)	(64,363)

Balance at end of period	$84,342	$88,841

(1)	Includes a transfer from premises and equipment of a closed retail branch facility no longer used for banking purposes totaling $558,000 during the year ended March 31, 2013.
(2)	Includes adjustments to the OREO reserve for probable losses.
(3)	Represents the write-down to fair value less estimated selling costs of a loan classified as OREO due to a Bank financed sale of foreclosed property accounted for under the deposit method because of an inadequate down payment by the buyer. The buyer recently defaulted on this loan and the property has been foreclosed upon and revalued in OREO. The valuation amount includes the write-off of principal and interest payments received over the life of the loan totaling $1.4 million and a charge-off to the allowance for loan losses of $1.9 million.

The balances at end of period above are net of a valuation allowance of $36.0 million and $22.5 million at March 31, 2013 and 2012, respectively, recognized during the holding period for declines in fair value subsequent to foreclosure or acceptance of deed in lieu of foreclosure. A summary of activity in the OREO valuation allowance is as follows:

	For the Year Ended March 31,
	2013	2012	2011
	(In thousands)
Balance at beginning of period	$22,521	$19,975	$16,630
Provision	26,733	15,338	15,125
Sales	(13,245)	(12,792)	(11,780)

Balance at end of period	$36,009	$22,521	$19,975

Net OREO expense consisted of the following components for the years ended March 31, 2013, 2012 and 2011:

	For the Year Ended March 31,
	2013	2012	2011
	(In thousands)
Valuation adjustments	$26,733	$15,338	$15,125
Foreclosure cost expense	2,602	4,387	5,586
Expenses from operations, net	8,236	8,959	10,215

OREO expense, net	$37,571	$28,684	$30,926

Note 7 – Premises, Equipment and Lease Commitments

Premises and equipment are summarized as follows:

	March 31,
	2013	2012
	(In thousands)
Land and land improvements	$7,948	$7,359
Office buildings	41,569	40,608
Furniture and equipment	36,666	45,758
Leasehold improvements	4,280	4,501

	90,463	98,226
Less accumulated depreciation and amortization	(65,994)	(72,773)

	$24,469	$25,453

Depreciation expense is summarized as follows:

	For the Year Ended March 31,
	2013	2012	2011
	(In thousands)
Building depreciation expense	$1,397	$1,484	$1,666
Furniture and fixture depreciation expense	1,682	2,010	2,438

	$3,079	$3,494	$4,104

The Corporation leases 21 branch offices and office facilities under non-cancelable operating leases which expire on various dates through 2030. Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more at March 31, 2013 are as follows:

Fiscal Year Ending March 31,	Amount of Future Minimum Payments
(In thousands)
2014	$1,480
2015	1,406
2016	1,193
2017	1,108
2018	970
Thereafter	6,271

Total	$12,428

For the years ended March 31, 2013, 2012 and 2011, land and building lease rental expense was $1.9 million, $2.2 million and $2.4 million, respectively.

Note 8 – Mortgage Servicing Rights

Mortgage servicing rights (MSRs) are recorded when loans are sold to third parties with servicing of those loans retained. In addition, MSRs are recorded when acquiring or assuming an obligation to service a financial (loan) asset that does not relate to an asset that is owned. Servicing assets are initially measured at fair value determined using a discounted cash flow model based on market assumptions at the time of origination. Subsequently, the MSR asset is carried at the lower of amortized cost or fair value. MSRs are assessed for impairment using a discounted cash flow model provided by a third party that is based on current market assumptions at the end of each reporting period. For purposes of measuring impairment, the servicing rights are stratified into relatively homogeneous pools based on characteristics such as product type and interest rate bands. Impairment is recognized, if necessary, at the pool level rather than for each individual servicing right asset.

The interest rate bands used to stratify the serviced loans were changed in the quarter ending December 31, 2011 in response to the significantly lower interest rate environment over the past several years and the resultant “bunching’ of a substantial portion of serviced loans into two of the nine historical strata. The restratification of serviced loans did not have a material impact on the impairment measurement of the mortgage servicing right asset during the quarter ending December 31, 2011 based on an analysis of proforma results using the historical strata compared to the actual restratified loan impairment during the quarter.

Accounting for MSRs is based on the amortization method. Under this method, servicing assets are amortized in proportion to and over the period of net servicing income. Income generated as the result of the capitalization of new servicing assets is reported as net gain on sale of loans and the amortization of servicing assets is reported as a reduction to loan servicing income in the consolidated statements of operations. Ancillary income is recorded in other non-interest income.

Information regarding the Corporation’s mortgage servicing rights for the years ended March 31, 2013 and 2012 is as follows:

	Year Ended March 31,
	2013	2012
	(In thousands)
Balance at beginning of period	$24,970	$25,366
Additions	8,566	8,608
Amortization	(9,301)	(9,004)

Balance at end of period – before valuation allowance	24,235	24,970
Valuation allowance	(2,411)	(2,814)

Balance at end of period	$21,824	$22,156

Fair value at the end of the period	$22,088	$22,770
Key assumptions:
Weighted average discount rate	10.79%	11.06%
Weighted average prepayment speed	11.76%	15.18%

The projections of amortization expense for mortgage servicing rights set forth below are based on asset balances as of March 31, 2013 and an assumed amortization rate of 20% per year. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

MSR Amortization
(In thousands)
Year ended March 31, 2013	$9,301

Estimate for the year ended March 31,
2014	$4,847
2015	3,878
2016	3,102
2017	2,482
2018	1,985
Thereafter	7,941

Total	$24,235

The unpaid principal balance of mortgage loans serviced for others is not included in the consolidated balance sheets. The unpaid principal of mortgage loans serviced was approximately $2.91 billion and $3.13 billion at March 31, 2013 and 2012, respectively.

Loans intended to be sold are originated in accordance with specific criteria established by the investor agencies – these are known as “conforming loans”. During the sale of these loans, certain representations and warranties are made that the loans conform to these previously established underwriting standards. In the event that any of these representations and warranties or standards are found to be out of compliance, the Corporation is responsible for repurchasing the loan at the unpaid principal balance or indemnifying the buyer against loss related to that loan. The expense recorded to indemnify investors for such losses totaled $4.5 million, $0.2 million and zero for the years ending March 31, 2013, 2012 and 2011, respectively.

Note 9 – Deposits

Deposits are summarized as follows:

	March 31,
	2013		2012
	Carrying Amount	Weighted Average Rate	Carrying Amount	Weighted Average Rate
	(Dollars in thousands)
Non-interest-bearing checking	$267,732	0.00%	$264,700	0.00%
Interest-bearing checking	295,478	0.08	274,414	0.08

Total checking accounts	563,210	0.04	539,114	0.04
Money market accounts	491,330	0.19	468,283	0.30
Regular savings	290,705	0.10	265,238	0.10
Advance payments by borrowers for taxes and insurance	20,804	0.10	22,359	0.10
Certificates of deposit:
0.00% to 0.99%	519,909	0.39	487,026	0.59
1.00% to 1.99%	92,164	1.23	264,300	1.37
2.00% to 2.99%	17,628	2.37	154,993	2.24
3.00% to 3.99%	12,433	3.58	24,462	3.52
4.00% and above	16,842	4.38	39,126	4.89

Total certificates of deposit	658,976	0.72	969,907	1.31

Total deposits	$2,025,025	0.31%	$2,264,901	0.65%

Annual maturities of certificates of deposit outstanding at March 31, 2013 are summarized as follows:

Matures During Year Ending March 31,	Amount
(In thousands)
2014	$479,767
2015	102,974
2016	18,529
2017	33,085
2018	24,621

Total	$658,976

At March 31, 2013 and 2012, certificates of deposit with balances greater than or equal to $100,000 totaled $109.5 million and $195.2 million, respectively.

The Bank has entered into agreements with certain brokers that will provide deposits obtained from their customers at specified interest rates for an identified fee, or so called “brokered deposits.” At March 31, 2013 and 2012, the Bank had $100,000 and $2.1 million in brokered deposits. Due to existing capital levels, the Bank is currently prohibited from obtaining or renewing any brokered deposits. There were no out of network certificates of deposit at March 31, 2013. These deposits, which are not considered brokered deposits, are opened via internet listing services and are kept within FDIC insured balance limits.

Note 10 – Other Borrowed Funds

Other borrowed funds consist of the following:

		March 31,
		2013		2012
	Matures During Year Ending March 31,	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Dollars in thousands)
FHLB advances:	2013	$—	0.00%	$10,000	4.12%
	2014	11,500	1.93	11,500	1.93
	2015	—	0.00	150,000	1.62
	2018	100,000	3.36	100,000	3.36
	2019	86,000	2.87	86,000	2.87

Total FHLB advances		197,500	3.06	357,500	2.49
Credit agreement		116,300	15.00	116,300	15.00
Repurchase agreements		3,425	0.14	2,303	0.21

		$317,225	7.41%	$476,103	5.53%

FHLB Advances

The Bank pledges certain loans that meet underwriting criteria established by the FHLB as collateral for outstanding advances. The unpaid principal balance of loans pledged to secure FHLB borrowings totaled $717.0 million and $744.6 million at March 31, 2013 and 2012, respectively. The FHLB borrowings are also collateralized by mortgage-related securities with a fair value of $152.1 million and $184.6 million at March 31, 2013 and 2012, respectively. FHLB borrowings of $181.0 million have call features that may be exercised quarterly by the FHLB.

On December 21, 2012, FHLB advances totaling $150.0 million were prepaid. The prepaid advances were floating rate, maturing in January 2015, with a then current weighted average rate of 1.41%. The prepayment triggered an early termination penalty of $3.5 million which was recorded in non-interest expense.

Credit Agreement

As of March 31, 2013 and 2012, a total of $116.3 million had been drawn at a weighted average interest rate of 15.00%, on a short term line of credit to various lenders led by U.S. Bank. The total line of credit available is $116.3 million.

On November 30, 2012, the Corporation entered into Amendment No. 9 (the “Amendment”) to the Amended and Restated Credit Agreement, dated as of June 9, 2008, (the “Credit Agreement”), among the Corporation, the lenders from time to time a party thereto, and U.S. Bank National Association, as administrative agent for such lenders, or the “Agent.” The Corporation is currently in default on the Credit Agreement as a result of failure to make principal payments beginning on March 2, 2009. Under the Amendment, the Agent and the Lenders agreed to forbear from exercising their rights and remedies against the Corporation until the earliest to occur of the following: (i) the occurrence of any Event of Default (other than a failure to make principal payments on the outstanding balance under the Credit Agreement); or (ii) June 30, 2013. Notwithstanding the agreement to forbear, the Agent may at any time, in its sole discretion, take any action reasonably necessary to preserve or protect its interest in the stock of the Bank, IDI, or any other collateral securing any of the obligations against the actions of the Corporation or any third party without notice to or the consent of any party.

The Amendment also provides that the outstanding balance under the Credit Agreement shall continue to bear interest at 15% per annum. Interest accruing under the Credit Agreement is due on the earlier of (i) the date the

Credit Agreement is paid in full or (ii) June 30, 2013. At March 31, 2013, the Corporation had accrued interest and amendment fees payable related to the Credit Agreement of $53.3 million and $6.9 million, respectively.

Within two business days after the Corporation has knowledge of an “event,” the chief financial officer is required to submit a statement of the event to the Agent, together with a statement of the actions which the Corporation proposes to take in response to the event. An event may include: (i) any event which, either of itself or with the lapse of time or the giving of notice or both, would constitute a Default under the Credit Agreement; (ii) a default or an event of default under any other material agreement to which the Corporation or Bank is a party; or (iii) any pending or threatened litigation or certain administrative proceedings.

The Amendment requires the Bank to maintain the following financial covenants:

•	Tier 1 leverage ratio of not less than 4.00% at all times.

•	Total risk based capital ratio of not less than 8.00% at all times.

•	Ratio of the sum of non-performing loans plus other real estate owned to the sum of gross loans plus other real estate owned not to exceed 13.00% at any time.

The Bank is in compliance with these covenants at March 31, 2013.

The Credit Agreement and the Amendment also contain customary representations, warranties, conditions and events of default for agreements of such type. At March 31, 2013, the Corporation was in compliance with all covenants contained in the Credit Agreement and the Amendment. Under the terms of the Credit Agreement and Amendment, the Agent and the lenders have certain rights, including the right to accelerate the maturity of the borrowings if the Corporation is not in compliance with all covenants. Currently, no such action has been taken by the Agent or the Lenders. However, the default creates significant uncertainty related to the Corporation’s ability to continue as a going concern.

Temporary Liquidity Guarantee Program

In October 2008, the Secretary of the United States Department of the Treasury invoked the systemic risk exception of the FDIC Improvement Act of 1991 and the FDIC announced the Temporary Liquidity Guarantee Program (the “TLGP”). The TLGP provides a guarantee, through the earlier of maturity or December 31, 2012, of certain senior unsecured debt issued by participating Eligible Entities (including the Corporation) between October 14, 2008 and December 31, 2009. The Bank signed a master agreement with the FDIC on December 5, 2008 for issuance of bonds under the program and subsequently issued $60.0 million of bonds in February 2009 bearing interest at a fixed rate of 2.74%. The bonds matured on February 11, 2012 and were paid in full.

Note 11 – Preferred Stock

The Corporation’s Articles of Incorporation, as amended, permit the issuance of 5,000,000 shares of preferred stock at a par value of $0.10 per share. The Board of Directors of the Corporation is authorized to issue preferred stock in series and to establish the voting powers, other special rights of the shares of each such series and the qualifications and restrictions thereof. Preferred stock may rank above the common stock as to dividend rights, liquidation preferences or both, and may have full or limited voting rights. Under Wisconsin state law, preferred stockholders would be entitled to vote as a separate class or series in certain circumstances, including any amendment which would adversely change the specific terms of such series of stock or which would create or enlarge any class or series ranking above thereto in rights and preferences.

In January 2009, the Corporation elected to participate in the Capital Purchase Program (“CPP”) and received proceeds of $110 million. Pursuant to the Corporation’s election to participate, the Department of the Treasury (“Treasury”) purchased the Corporation’s preferred stock, along with warrants to purchase approximately 7,399,103 shares of common stock. The preferred stock has a dividend rate of 5% per year, until the fifth anniversary of Treasury’s investment and a rate of 9% thereafter. During the time Treasury holds securities issued pursuant to this program, the Corporation is required to comply with certain provisions regarding executive compensation and corporate governance. Participation in the CPP also imposes certain restrictions upon the payment of dividends to common shareholders and stock repurchase activities.

The Corporation has deferred 16 dividend payments on the Series B Preferred Stock held by the Treasury. On December 31, 2011, the Treasury exercised its right to appoint two directors to the Board of Directors of the Corporation as a result of the nonpayment of dividends. At March 31, 2013 and 2012, the cumulative amount of dividends in arrears not declared, including additional amounts attributable to compounding, was $25.3 million and $18.8 million, respectively.

The proceeds received were allocated between the preferred stock and the warrants based upon relative fair value, which resulted in the recording of a discount on the preferred stock upon issuance that reflects the value allocated to the warrants. The discount is accreted as an adjustment to retained earnings on a straight line basis over five years. The allocated carrying value of the preferred stock and warrants on the date of issuance (based on their relative fair values) were $72.9 million and $37.1 million, respectively. The Corporation is prohibited from paying any dividend with respect to shares of common stock unless all accrued and unpaid dividends are paid in full on the preferred stock for all past dividend periods. The preferred stock is non-voting, other than class voting rights on matters that could adversely affect the holders of the preferred stock. The Corporation may redeem the preferred stock at a redemption price equal to the sum of the liquidation preference of $1,000 per share and any accrued and unpaid dividends. The Treasury may also transfer the preferred stock to a third party at any time.

Note 12 – Common Equity

Common Stock Warrants

The Corporation’s election to participate in the Department of the Treasury’s (“Treasury”) Capital Purchase Program (“CPP”) in January 2009 resulted in the Treasury purchasing the Corporation’s preferred stock, along with warrants to purchase approximately 7,399,103 shares of common stock. The warrants have a term of 10 years and are exercisable at any time, in whole or in part, at an exercise price of $2.23 per share (subject to certain anti-dilution adjustments).

The following assumptions were used in estimating the fair value for the warrants at the date of issuance: a weighted average expected life of 10 years, a risk-free interest rate of 3.35%, an expected volatility of 50.12%, and a dividend yield of 1.55%. Based on these assumptions, the estimated fair value of the warrants was $37.1 million. The weighted average expected life of the warrants represents the period of time the instruments were expected to be outstanding. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was based on the historical volatility of the Corporation’s stock.

Shareholders’ Rights Plan

On November 5, 2010, a shareholder rights plan was entered into designed to reduce the likelihood that an “ownership change” under U.S. federal income tax laws will be experienced. This rights plan is similar to rights plans adopted by other public companies with significant tax attributes. The purpose of the rights plan is to protect our ability to use our tax assets, such as net operating loss carryforwards and built-in losses, to offset future taxable income, which would be substantially limited if we experienced an “ownership change” as defined under Section 382 of the Internal Revenue Code and related Internal Revenue Service pronouncements. In general, an ownership change would occur if our “5-percent shareholders,” as defined under Section 382, collectively increase their ownership by more than 50 percentage points over a rolling three-year period. As part of the rights plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of its common stock. The rights were distributed to shareholders of record as of November 22, 2010, as well as to holders of shares of our common stock issued after that date, but would only be activated if triggered by the rights plan.

Note 13 – Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by bank regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tier 1 leverage, tier 1 risk-based and total risk-based capital. As of March 31, 2013, the Bank was adequately capitalized under standard regulatory guidelines. Under these requirements, a bank must have a total risk-based capital ratio of 8% or greater to be considered “adequately capitalized.” The Bank continues to work toward the requirements of the previously issued Cease and Desist Order which requires a total risk-based capital ratio of 12%, which exceeds traditional capital requirements for a bank. The Bank does not currently meet these elevated capital levels. See Note 2.

The following table summarizes the Bank’s capital ratios and the ratios required by its federal regulators to be considered adequately or well capitalized under standard regulatory guidelines and as required by the Cease and Desist Order at March 31, 2013 and 2012:

			Minimum Required
			To be Adequately Capitalized		To be Well Capitalized		Under Order to Cease and Desist
	Actual
	Capital	Ratio	Capital	Ratio	Capital	Ratio	Capital	Ratio
	(Dollars in thousands)
March 31, 2013
Tier 1 leverage (1)	$107,272	4.53%	$94,775	4.00%	$118,469	5.00%	$189,551	8.00%
Tier 1 risk-based capital (2)	107,272	7.71	55,655	4.00	83,483	6.00	N/A	N/A
Total risk-based capital (3)	125,459	9.02	111,311	8.00	139,139	10.00	166,966	12.00

March 31, 2012
Tier 1 leverage (1)	$125,894	4.51%	$111,685	4.00%	$139,606	5.00%	$223,370	8.00%
Tier 1 risk-based capital (2)	125,894	7.11	70,850	4.00	106,276	6.00	N/A	N/A
Total risk-based capital (3)	149,141	8.42	141,701	8.00	177,126	10.00	$212,551	12.00

(1)	Tier 1 capital divided by adjusted total assets.
(2)	Tier 1 capital divided by total risk-weighted assets.
(3)	Total risk-based capital divided by total risk-weighted assets.

The following table presents the components of the Bank’s federal regulatory capital at March 31, 2013 and 2012:

	March 31,
	2013	2012
	(In thousands)
Stockholders’ equity of the Bank	$112,796	$128,071
Less: Disallowed servicing assets	(1,945)	(2,045)
Accumulated other comprehensive income	(3,579)	(132)

Tier 1 capital	107,272	125,894
Plus: Allowable general valuation allowances	18,187	23,247

Total risk-based capital	$125,459	$149,141

The Bank may not declare or pay a cash dividend if such declaration and payment would violate regulatory requirements. As part of the Cease and Desist Agreement, the Corporation must receive the permission of the Federal Reserve prior to declaring, making or paying any dividends or other capital distributions on its capital stock as further described in Note 2.

Note 14 – Employee Benefit Plans

Defined Contribution Plans

The Corporation maintains a defined contribution plan under Sections 401(a) and 401(k) of the Internal Revenue Code, the AnchorBank, fsb Retirement Plan, in which all employees are eligible to participate. Employees become eligible on the first of the month following 60 days of employment. Participating employees may contribute up to 100% of their base compensation on a pre-tax basis up to annual IRS limits. In January 2013, the Corporation reinstated the matching contribution which had been suspended since October 2009. The Corporation matches the first 2% contributed with a dollar-for-dollar match and the next 2% of employee contributions at a rate of $.50 for each dollar. The plan offers 20 investment options. Employees are allowed to self-direct their investments on a daily basis. The Corporation may also contribute additional amounts at its discretion. The Corporation contributed $213,000 for the year ended March 31, 2013 and made no contributions to this plan for the years ended March 31, 2012 and 2011.

ESOP

The Corporation previously sponsored an Employee Stock Ownership Plan (“ESOP”) which was available to all employees with more than one year of employment, who were at least 21 years of age and who work more than 1,000 hours in a plan year. On December 1, 2010, preliminary approval was received from the Internal Revenue Service to terminate the ESOP and the plan was terminated as of January 31, 2011. Participants of the ESOP were notified that they had several options for distributing their shares and cash from the ESOP including in-kind distribution to a qualified retirement plan, in-kind distribution to them personally, cash distribution to a qualified retirement plan, and a lump sum cash distribution to them personally. The termination of the ESOP caused no recourse to the Corporation. There were no ESOP contributions for fiscal year 2011.

The activity in the ESOP plan is shown below. There are no shares remaining in the ESOP due to termination of the plan.

Year Ended March 31, 2011
Shares at beginning of year	1,334,140
Additional shares purchased	—
Shares distributed for terminations	(1,328,430)
Sale of shares for cash distributions	(5,710)

Balance at end of year	—
Allocated shares included above	—

Unallocated shares	—

MRP

The Corporation maintains a Management Recognition Plan (“MRP”), under which a total of 4% of the shares of the Corporation’s common stock was acquired and reserved for issuance under the MRP. The Bank previously contributed $2.0 million to the MRP with which the MRP trustee acquired a total of 1,000,000 shares of the Corporation’s common stock. In 2001, the MRP was amended and restated to extend the term. There were no shares granted, no compensation expense and no shares vested related to the MRP during the years ended March 31, 2013, 2012 and 2011.

The number and cost of unallocated MRP shares totaled 429,869 shares and $927,000 at March 31, 2013, 2012 and 2011 and is included in treasury stock in the consolidated balance sheets.

Stock Compensation Plans

The Corporation has several stock-based compensation plans (“Plan(s)”) including the 2004 Equity Incentive Plan under which shares of common stock are reserved for the grant of incentive and non-incentive stock options and restricted stock or restricted stock units to directors, officers and employees. The purpose of the Plans was to promote the interests of the Corporation and its stockholders by (i) attracting and retaining exceptional executive personnel and other key employees; (ii) motivating such employees by means of performance-related incentives to achieve long-range performance goals; and (iii) enabling such employees to participate in the long-term growth and financial success of the Corporation. Under the current Plan, up to 921,990 shares of Common Stock were authorized and available for issuance. Of the 921,990 shares available, up to 300,000 shares may be awarded in the form of restricted stock or restricted stock units which are not subject to the achievement of a performance target or targets. The date the options are first exercisable is determined by a committee of the Board of Directors of the Corporation. The options expire no later than ten years from the grant date.

Stock Options

Stock option activity is summarized as follows:

	Year Ended March 31,
	2013		2012		2011
	Options	Weighted Average Price	Options	Weighted Average Price	Options	Weighted Average Price
Outstanding at beginning of year	189,345	$25.19	408,850	$22.34	474,670	$21.61
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(69,000)	24.08	(219,505)	19.89	(65,820)	17.08

Outstanding at end of year	120,345	$25.82	189,345	$25.19	408,850	$22.34

Options vested and exercisable at year-end	120,345	$25.82	189,345	$25.19	408,850	$22.34

Intrinsic value of options exercised	$—		$—		$—

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2013 was zero. At March 31, 2013, 810,445 shares were available for future grants. There was no compensation expense related to stock options for the fiscal years ended March 31, 2013, 2012 and 2011.

The following table represents outstanding stock options and exercisable stock options at their respective ranges of exercise prices at March 31, 2013:

	Options Outstanding
Exercise Price	Shares	Weighted- Average Remaining Contractual Life (Years)	Exercisable Options
$23.77	82,800	0.19	82,800
$28.50	17,545	1.65	17,545
$31.95	20,000	2.32	20,000

	120,345	0.76	120,345

Restricted Stock

Restricted stock grants primarily vest over a period of three to five years and are included in outstanding shares at the time of grant. The fair value of restricted stock equals the average of the high and low market value on the date of grant and that amount is amortized on a straight-line basis to compensation and benefits expense over the vesting period. There were no shares granted under the plan for the years ended March 31, 2013, 2012 and 2011. The restricted stock grant plan expense was $55,000, $256,000 and $305,000 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

The activity in restricted stock is summarized as follows:

	Year Ended March 31,
	2013		2012		2011
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Balance at beginning of year	18,500	$22.85	30,000	$23.24	52,450	$22.98
Granted	—	—	—	—	—	—
Vested	(18,000)	22.85	(11,500)	23.87	(15,650)	22.24
Forfeited	(500)	22.85	—	—	(6,800)	23.51

Balance at end of year	—	$—	18,500	$22.85	30,000	$23.24

As of March 31, 2013, all compensation cost related to restricted stock grants was recognized. The fair value of restricted stock that vested during the year ended March 31, 2013 was $8,000.

Deferred Compensation Plans

Deferred compensation plans include an agreement with a previous executive established in 1986 to provide recognition of services performed and additional compensation for services to be performed. The Bank established a grantor trust in 1992 and fully funded the vehicle to facilitate distribution obligations under the agreement, and the trust subsequently purchased shares as all benefits payable under the agreement are payable in the Corporation’s stock. The benefits are 100% vested and distributions are made in ten annual installments following the termination of employment. The first distribution was made on December 3, 2010 and the remaining balance payable is 166,480 shares.

The Corporation also established an Excess Benefit Plan to provide deferred compensation to certain members of management. As contributions were made to a participant’s account, funds were deposited into a trust account for the participant and in turn shares of ABCW stock were purchased. No contributions were made during the years ended March 31, 2013, 2012 and 2011. Distributions are made to remaining participants six months following termination and there are 67,078 shares remaining for distribution.

An obligation totaling $901,000 at March 31, 2013, representing the cost basis of undistributed shares in both plans described above is included in the deferred compensation obligation component of stockholders’ deficit. This amount is offset by the cost basis of undistributed shares purchased included in the additional paid in capital component of stockholders’ deficit. No compensation expense was recognized for these plans in the three years ending March 31, 2013, 2012 and 2011.

Note 15 – Commitments and Contingent Liabilities

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement and exposure to credit loss the Corporation has in particular classes of financial instruments. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. Since many of the commitments are expected to expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements.

Financial instruments whose contract amounts represent credit risk are as follows:

	March 31,
	2013	2012
	(In thousands)
Commitments to extend credit:	$34,697	$28,197
Unused lines of credit:
Home equity	108,628	112,760
Credit cards	28,541	31,658
Commercial	15,666	9,446
Letters of credit	15,546	17,349
Credit enhancement under the Federal Home Loan Bank of Chicago Mortgage Partnership Finance Program	15,877	20,442

Commitments to extend credit are in the form of a loan in the near future. Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and may be drawn upon at the borrowers’ discretion. Letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. Commitments and letters of credit primarily have fixed expiration dates or other termination clauses and may require payment of a fee. As some such commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer’s creditworthiness on a case-by-case basis. With the exception of credit card lines of credit, the Corporation primarily extends credit on a secured basis. Collateral obtained consists primarily of single-family residences and income-producing commercial properties.

At March 31, 2013, the Corporation has $2.0 million of reserves on unfunded commitments, unused lines of credit, letters of credit and $2.6 million of reserves for repurchase of sold loans classified in other liabilities. The Corporation intends to fund commitments through current liquidity.

The Bank previously participated in the Mortgage Partnership Finance (MPF) Program of the Federal Home Loan Bank of Chicago (FHLB). The program was intended to provide member institutions with an alternative to holding fixed-rate mortgages in their loan portfolios or selling them in the secondary market. An institution participates in the MPF Program by either originating individual loans on a “flow” basis as agent for the FHLB pursuant to the “MPF 100 Program” or by selling, as principal, closed loans owned by an institution to the FHLB pursuant to one of the FHLB’s closed-loan programs. The program was discontinued in 2008 in its present format and the Bank no longer funds loans through the MPF program. The Bank does, however, continue to service the loans funded under the program and maintains the credit exposure and credit enhancement fees. Under the MPF Program, credit risk is shared by the participating institution and the FHLB by structuring the loss exposure in several layers, with the participating institution being liable for losses after application of an initial layer of losses (after any private mortgage insurance) is absorbed by the FHLB, subject to an agreed-upon maximum amount of such secondary credit enhancement which is intended to be in an amount equivalent to a “AA” credit risk rating by a rating agency. The participating institution receives credit enhancement fees from the FHLB for providing this credit enhancement and continuing to manage the credit risk of the MPF Program loans. Participating institutions are also paid specified servicing fees for servicing the loans.

Pursuant to a credit enhancement feature of the MPF program, the Corporation has retained secondary credit loss exposure in the amount of $15.9 million at March 31, 2013 related to approximately $276.4 million of residential mortgage loans that the Bank has originated as agent for the FHLB. Under the credit enhancement, the FHLB is liable for losses on loans up to one percent of the original delivered loan balances in each pool. The Bank is then liable for losses over and above the first position up to a contractually agreed-upon maximum amount in each pool that was delivered to the Program. The Corporation receives a monthly fee for this credit enhancement obligation based on the outstanding loan balances. The Corporation has recorded net credit enhancement fee income from this program totaling $14,000, $71,000 and $648,000 for the years ending March 31, 2013, 2012 and 2011, respectively. Based on historical experience, the Corporation does not anticipate that any credit losses will be incurred under the credit enhancement obligation.

Other loans sold to investors with recourse to the Corporation met the underwriting standards of the investor and the Corporation at the time of origination. In the event of default by the borrower, the investor may resell the loans to the Corporation at par value. As the Corporation expects relatively few such loans to become delinquent, the total amount of loans sold with recourse does not necessarily represent future cash requirements. Collateral obtained on such loans consists primarily of single-family residences. The unpaid principal balance of loans repurchased from investors totaled $1.6 million, $1.7 million and $2.1 million for the years ending March 31, 2013, 2012 and 2011, respectively. Alternatively, investors make requests to be made whole on a loan whereby the property has been disposed of at a loss. The related expense was $1.9 million, $200,000 and zero for the years ending March 31, 2013, 2012 and 2011, respectively.

In the ordinary course of business, there are legal proceedings against the Corporation and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material, adverse effect on the consolidated financial position of the Corporation.

One pending lawsuit against the Corporation currently in the discovery stage involves a Bank-issued letter of credit in support of a residential real estate development. Although no specific reserve for loss has been established at March 31, 2013, possible losses due to an unfavorable outcome have been estimated in the range of zero to $2.4 million due to a shortfall in collateral value.

Note 16 – Derivative Financial Instruments

The Corporation enters into contracts that meet the definition of derivative financial instruments in accordance with ASC 815 – Derivative and Hedging. Derivatives are used as part of a risk management strategy to address exposure to changes in interest rates inherent in the Corporation’s origination and sale of certain residential mortgages into the secondary market. These derivative contracts used for risk management purposes include: (1) interest rate lock commitments provided to customers to fund mortgage loans intended to be sold; and (2) forward sale contracts for the future delivery of funded residential mortgages.

Forward sale contracts are entered into when interest rate lock commitments are granted to customers in an effort to economically hedge the effect of future changes in interest rates on the commitments to fund mortgage loans intended to be sold (the “pipeline”), as well as on the portfolio of funded mortgages not yet sold (the “warehouse”). For accounting purposes, these derivatives are not designated as being in a hedging relationship. The contracts are carried at fair value on the consolidated balance sheets, with changes in fair value recorded in the consolidated statements of operations.

During the quarter ending December 31, 2012 the Corporation’s board of directors approved a recommendation by the Asset Liability Committee to increase the approved limit for un-hedged exposure in the Bank’s pipeline and warehouse. Subject to certain constraints, the maximum un-hedged exposure limit was increased to $115.0 million.

Derivative financial instruments are summarized as follows:

	Balance Sheet Location	At March 31,
		2013		2012
		Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
		(In thousands)
Derivative assets:
Interest rate lock commitments (1)	Other assets	$53,169	$689	$115,032	$943
Forward contracts to sell mortgage loans (2)	Other liabilities	10,000	1	50,000	98

Derivative liabilities:
Interest rate lock commitments (1)	Other liabilities	559	3	27,689	72
Forward contracts to sell mortgage loans (2)	Other liabilities	50,000	313	105,000	557

(1)	Interest rate lock commitments include $35.8 million and $118.3 million of commitments not yet approved in the credit underwriting process at March 31, 2013 and 2012, respectively, yet represent potential interest rate risk exposure to the extent of those mortgage loan applications eventually approved for funding.
(2)	The Corporation has elected to offset the fair value of individual forward sale contracts and present a net amount on the Consolidated Balance Sheets in accordance with ASC 815-45, Derivatives and Hedging.

Net gains (losses) included in the consolidated statements of operations related to derivative financial instruments, recognized in net gain on sale of loans, are summarized as follows:

	Year Ended March 31,
	2013	2012	2011
	(In thousands)
Interest rate lock commitments	$(184)	$796	$141
Forward contracts to sell mortgage loans	(6,836)	(7,270)	(648)

Total	$(7,020)	$(6,474)	$(507)

Note 17 – Fair Value of Financial Instruments

ASC Topic 820 establishes a framework for measuring fair value and disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, various valuation methods are used including market, income and cost approaches. Assumptions that market participants would use in pricing the asset or liability are utilized in these valuation methods, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs may be readily observable, market corroborated or generally unobservable inputs. Valuation methodologies are employed that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on observability of the inputs used in the valuation methodologies, financial assets and liabilities measured at fair value on a recurring and nonrecurring basis are categorized according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities that are adjusted to fair value are classified in one of the following three categories:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value on a Recurring Basis

The table below presents the financial instruments carried at fair value as of March 31, 2013 and 2012, by the valuation hierarchy (as described above):

	Level 1	Level 2	Level 3	Total
	(In thousands)
March 31, 2013
Financial assets
Investment securities available for sale:
U.S. government sponsored and federal agency obligations	$—	$3,504	$—	$3,504
Corporate stock and bonds	264	—	—	264
Non-agency CMOs	—	—	7,549	7,549
Government sponsored agency mortgage-backed securities	—	3,184	—	3,184
GNMA mortgage-backed securities	—	252,286	—	252,286
Other assets:
Interest rate lock commitments	—	689	—	689

Total	$264	$259,663	$7,549	$267,476

Financial liabilities
Other liabilities:
Interest rate lock commitments	$—	$3	$—	$3
Forward contracts to sell mortgage loans	—	312	—	312

Total	$—	$315	$—	$315

	Level 1	Level 2	Level 3	Total
	(In thousands)
March 31, 2012
Financial assets
Investment securities available for sale:
U.S. government sponsored and federal agency obligations	$—	$3,531	$—	$3,531
Corporate stock and bonds	661	—	—	661
Non-agency CMOs	—	—	21,592	21,592
Government sponsored agency mortgage-backed securities	—	4,195	—	4,195
GNMA mortgage-backed securities	—	212,320	—	212,320
Other assets:
Interest rate lock commitments	—	943	—	943

Total	$661	$220,989	$21,592	$243,242

Financial liabilities
Other liabilities:
Interest rate lock commitments	$—	$72	$—	$72
Forward contracts to sell mortgage loans	—	459	—	459

Total	$—	$531	$—	$531

An independent service is used to price available-for-sale U.S. government sponsored and federal agency obligations, government sponsored agency mortgage-backed securities, and GNMA mortgage-backed securities using a market data model under Level 2. The significant inputs used at March 31, 2013 and 2012 to price GNMA mortgage-backed securities are as follows:

	March 31,
	2013		2012
	From	To	From	To
Coupon rate	1.6%	4.6%	1.6%	5.5%
Duration (in years)	1.2	5.1	0.1	6.1
PSA prepayment speed	283	453	201	495

The Corporation had 99.3% of its non-agency CMOs valued by an independent pricing service that used a discounted cash flow model which incorporates inputs considered Level 3 by the accounting guidance. The significant inputs used by the model at March 31, 2013 and 2012 include observable and unobservable inputs as follows:

	March 31,
	2013		2012
	From	To	From	To
Observable inputs:
30 to 59 day delinquency rate	2.0%	4.6%	1.2%	4.8%
60 to 89 day delinquency rate	0.7	3.1	0.6	2.5
90 plus day delinquency rate	2.4	6.2	1.1	6.0
Loss severity	39.9	71.2	39.5	71.7
Coupon rate	5.0	6.0	5.0	7.5
Current credit support	—	58.4	—	25.3
Unobservable inputs:
Month 1 to month 24 constant default rate	4.5	11.5	3.4	11.3
Discount rate	4.0	7.0	4.0	12.0

Other assets and other liabilities include interest rate lock commitments provided to customers to fund mortgage loans intended to be sold and forward sale contracts for future delivery of funded residential mortgages to investors. The Corporation relies on an internal valuation model to estimate the fair value of its interest rate lock commitments, which includes applying an estimated pull-through rate (the percentage of commitments expected to result in a closed loan) based on historical experience; multiplied by quoted investor prices on closed loans for future delivery determined to be reasonably applicable to the loan commitment based on interest rate, terms and rate lock expiration.

The Corporation also relies on an internal valuation model to estimate the fair value of its forward contracts to sell residential mortgage loans (i.e., an estimate of what the Corporation would receive or pay to terminate the forward delivery contract) based on market prices for similar financial instruments, which includes matching specific terms and maturities of the forward commitments against applicable investor pricing available.

The following is a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Year Ended March 31,
	2013	2012
	(In thousands)
Non-agency CMOs
Beginning balance	$21,592	$46,637
Total realized/unrealized gains (losses):
Included in earnings	(191)	334
Included in other comprehensive income	3,139	(192)
Included in earnings as unrealized other-than-temporary impairment	(412)	(558)
Included in earnings upon payoff of securities for which other-than-temporary impairment was previously recognized	4	—
Included in earnings as realized other-than-temporary impairment	721	363
Principal repayments	(5,042)	(8,596)
Sales	(12,262)	(16,396)

Ending balance	$7,549	$21,592

There were no transfers in or out of Levels 1, 2 or 3 during the years ended March 31, 2013 and 2012. The Corporation’s policy for determining transfers between levels occurs at the end of the reporting period when circumstances in the underlying valuation criteria changes and result in transfers between levels.

Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Loans held for sale and mortgage servicing rights includes only those items that were adjusted to fair value as of the dates indicated. The following table presents such assets carried on the consolidated balance sheet by caption and by level within the fair value hierarchy as of March 31, 2013 and 2012:

	Level 1	Level 2	Level 3	Total
	(In thousands)
March 31, 2013
Impaired loans, with an allowance recorded, net	$—	$—	$76,430	$76,430
Loans held for sale	—	643	—	643
Mortgage servicing rights	—	—	20,889	20,889
Other real estate owned	—	—	84,342	84,342

Total assets at fair value	$—	$643	$181,661	$182,304

March 31, 2012
Impaired loans, with an allowance recorded, net	$—	$—	$129,446	$129,446
Loans held for sale	—	145	—	145
Mortgage servicing rights	—	—	20,671	20,671
Other real estate owned	—	—	88,841	88,841

Total assets at fair value	$—	$145	$238,958	$239,103

The Corporation does not adjust loans held for investment to fair value on a recurring basis. However, some loans are considered impaired and an allowance for loan losses is established. The specific reserves for collateral dependent impaired loans are based on the fair value of the underlying collateral less estimated costs to sell. The fair value of collateral is usually determined based on appraisals. In some cases, adjustments are made to appraised values due to various factors including age of the appraisal, age of comparables included in the appraisal, and known changes in the market and in the collateral. Since adjustments to appraised values are based on unobservable inputs, the resulting fair value measurement is categorized as a Level 3 measurement.

Loans held for sale primarily consist of certain recently originated fixed- and adjustable-rate residential mortgage loans and are carried at the lower of cost or fair value, determined on a loan level basis. These loans are valued individually based upon quoted market prices for similar loans and the amount of any gross loss is recorded as a valuation allowance in loans held for sale. Fees received from the borrower and direct costs to originate the loan are deferred and recorded as an adjustment to the loan carrying value.

Mortgage servicing rights are recorded as an asset when loans are sold to third parties with servicing rights retained. Mortgage servicing rights are initially recorded at fair value and subsequently amortized in proportion to, and over the period of, estimated net servicing revenues. The carrying value of these assets is reviewed for impairment on a monthly basis using a lower of carrying value or fair value methodology. The fair value of servicing rights is determined by estimating the present value of future net cash flows using a discounted cash flow model, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans which include product type (i.e., fixed, adjustable or balloon) and interest rate bands. If the aggregate carrying value of the capitalized mortgage servicing rights for a stratum exceeds its fair value, the difference is recognized in non-interest expense as an impairment loss.

Critical assumptions used in the MSR discounted cash flow model include mortgage prepayment speeds, discount rates, costs to service, ancillary and late fee income. Variations in the assumptions could materially affect the estimated fair values. Changes to the assumptions are made when market data indicate that new trends have developed. Current market participant assumptions based on loan product types – fixed rate, adjustable rate and balloon loans – include discount rates in the range of 10.0% to 23.5% as well as total portfolio lifetime weighted average prepayment speeds of 7.5% to 37.6% annual CPR. Many of these assumptions are subjective and involve a high degree of management judgment. MSR valuation assumptions are reviewed and approved by management on a quarterly basis.

Prepayment speeds may be affected by economic factors such as changes in home prices, market interest rates, the availability of other credit products to borrowers and customer payment patterns. Prepayment speeds include the impact of all borrower prepayments, including full payoffs, additional principal payments and the impact of loans paid off due to foreclosure liquidations. As market interest rates decline, prepayment speeds will generally increase as customers refinance existing mortgages to more favorable interest rate terms. As prepayment speeds increase, anticipated cash flows will generally decline resulting in a potential reduction, or impairment, of the fair value of the capitalized MSRs. Alternatively, an increase in market interest rates may cause a decrease in prepayment speeds and therefore an increase in fair value of MSRs. Annually, external data is obtained to test the values and assumptions that are used for the initial valuations in the discounted cash flow model.

Real estate acquired by foreclosure, real estate acquired by deed in lieu of foreclosure and other repossessed assets (OREO) are held for sale and are initially recorded at fair value less estimated selling expenses at the date of foreclosure. OREO is re-measured at the lower of cost or fair value after initial recognition and reported using a valuation allowance on foreclosed assets. Fair value is generally based on third party appraisals and is therefore considered a Level 3 measurement.

Fair Value Summary

ASC Topic 825 requires disclosure of fair value information about financial instruments, for which it is practicable to estimate that value, whether or not recognized in the consolidated balance sheets, including those financial assets and liabilities that are not measured and reported at fair value on a recurring or nonrecurring basis. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Results from these techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in immediate settlement of the instruments. Certain financial instruments with a fair value that is not practicable to estimate and all non-financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented in the table below do not necessarily represent the underlying value of the Corporation.

The following methods and assumptions were used in estimating the fair value of financial instruments that were not previously disclosed:

Cash and cash equivalents and accrued interest: The carrying amounts reported in the balance sheets approximate the fair values for those assets and liabilities. In accordance with ASC Topic 820, cash and cash equivalents and accrued interest have been categorized as a Level 2 fair value measurement.

Loans receivable: The fair value of residential mortgage loans held for investment, commercial real estate loans, commercial and industrial loans, and consumer and other loans held for investment are estimated using observable inputs including estimated cash flows, and discount rates based on interest rates currently being offered for loans with similar terms, to borrowers of similar credit quality. In accordance with ASC Topic 820, loans held for investment that are not included with impaired loans in the preceding section titled Fair Value on a Nonrecurring Basis have been categorized as a Level 2 fair value measurement.

Federal Home Loan Bank stock: The carrying amount of FHLB stock approximates its fair value as it can only be redeemed with the FHLB at par value. In accordance with ASC Topic 820, Federal Home Loan Bank stock has been categorized as a Level 2 fair value measurement.

Deposits: The fair value of checking, savings and money market accounts are estimated using a discounted cash flow analysis, with run-off rates based on published bank regulatory decay rate tables. The fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates being offered on certificates of deposit to a schedule of aggregated expected monthly maturities of the outstanding certificates of deposit. In accordance with ASC Topic 820, deposits have been categorized as a Level 2 fair value measurement.

Other borrowed funds: The fair value of FHLB advances and repurchase agreements are estimated using discounted cash flow analysis, based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements. In the absence of a reasonably precise methodology to determine the fair value of the credit agreement, carrying value has been used to represent fair value. In accordance with ASC Topic 820, other borrowed funds have been categorized as a Level 2 fair value measurement.

Off-balance-sheet instruments: The fair value of off-balance-sheet instruments (held for investment lending commitments and unused lines of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparties’ credit standing and discounted cash flow analyses. The fair value of these off-balance-sheet items approximates the recorded amounts of the related fees and is not material at March 31, 2013 and 2012.

The carrying amount and fair value of the Corporation’s financial instruments consist of the following:

	March 31,
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Cash and cash equivalents	$228,536	$228,536	$242,980	$242,980
Investment securities available for sale	266,787	266,787	242,299	242,299
Investment securities held to maturity	—	—	20	20
Loans held for sale	18,058	18,356	39,332	39,742
Loans held for investment	1,670,543	1,643,968	2,057,744	2,008,278
Mortgage servicing rights	21,824	22,088	22,156	22,770
Federal Home Loan Bank stock	25,630	25,630	35,792	35,792
Accrued interest receivable	9,563	9,563	12,075	12,075
Interest rate lock commitments	689	689	943	943
Forward contracts to sell mortgage loans (1)	1	1	98	98

Financial liabilities:
Deposits	2,025,025	1,994,545	2,264,901	2,232,691
Other borrowed funds	317,225	341,903	476,103	502,846
Accrued interest payable – borrowings	53,788	53,788	36,568	36,568
Accrued interest payable – deposits	607	607	1,519	1,519
Interest rate lock commitments	3	3	72	72
Forward contracts to sell mortgage loans (1)	313	313	557	557

(1)	The Corporation has elected to offset the fair value of individual forward sale contracts and present a net amount on the Consolidated Balance Sheets in accordance with ASC 815-45, Derivatives and Hedging.

Note 18 – Income Taxes

The Corporation and its subsidiaries file a consolidated federal income tax return and separate state income tax returns. The provision for income taxes consists of the following:

	Year Ended March 31,
	2013	2012	2011
	(In thousands)
Current:
Federal	$(51)	$—	$150
State	(130)	10	14

	(181)	10	164
Deferred:
Federal	—	—	—
State	—	—	—

	—	—	—

Total income tax expense (benefit)	$(181)	$10	$164

At March 31, 2013, 2012 and 2011, the affiliated group had a federal net operating loss carryover of $285.9 million, $232.4 million and $168.7 million, respectively, and at March 31, 2013, 2012 and 2011, certain subsidiaries had state net operating loss carryovers of $403.4 million, $350.4 million and $288.2 million, respectively. These carryovers expire in varying amounts in 2013 through 2033.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate as follows:

	Year Ended March 31,
	2013		2012		2011
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
	(Dollars in thousands)
Net loss before income taxes	$(34,353)	100.0%	$(36,728)	100.0%	$(41,014)	100.0%

Income tax expense (benefit) at federal statutory rate	$(12,024)	35.0%	$(12,855)	35.0%	$(14,355)	35.0%
State income taxes, net of federal income tax benefits	(1,840)	5.4	(1,874)	5.1	(2,126)	5.2
Increase in tax exposure reserve	—	—	—	—	150	(0.4)
Increase in valuation allowance	13,643	(39.7)	14,666	(39.9)	16,656	(40.6)
Other	40	(0.1)	73	(0.2)	(161)	0.4

Income tax expense (benefit)	$(181)	0.5%	$10	0.0%	$164	(0.4)%

The Corporation accounts for income taxes based on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, computed using enacted tax rates. Significant net deferred tax assets have been created for NOL carryforwards and deductible temporary differences, the largest of which relates to our allowance for loan losses. For income tax purposes, only net charge-offs on uncollectible loans are deductible, not the provision for credit losses.

Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is “more likely than not” that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon management’s evaluation and judgment of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions. The Corporation considers both positive and negative evidence regarding the ultimate realizability of deferred tax assets. Positive evidence includes the existence of taxes paid in available carry back years as well as the probability that taxable income will be generated in future periods while negative evidence includes significant losses in the current year or cumulative losses in the current and past several years as well as general business and economic trends.

At March 31, 2013 and 2012, the Corporation determined that a valuation allowance relating to the deferred tax asset was necessary. This determination was based largely on the negative evidence represented by the losses in the current and prior fiscal years caused by the significant loss provisions associated with the loan portfolio. In addition, general uncertainty surrounding future economic and business conditions increase the potential volatility and uncertainty of projected earnings. Therefore, a valuation allowance of $162.1 million and $149.8 million at March 31, 2013 and 2012, respectively, was recorded to offset net deferred tax assets.

The significant components of deferred tax assets (liabilities) are as follows:

	March 31,
	2013	2012	2011
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$32,275	$44,604	$60,174
OREO valuation allowance and other loss reserves	17,101	12,094	10,835
Federal NOL carryforwards	101,629	82,885	61,433
State NOL carryforwards	20,929	18,178	14,906
Unrealized gains (losses)	—	—	7,984
Other	3,629	3,851	4,310

Total deferred tax assets	175,563	161,612	159,642
Valuation allowance	(162,077)	(149,831)	(143,505)

Adjusted deferred tax assets	13,486	11,781	16,137
Deferred tax liabilities:
FHLB stock dividends	(1,928)	(2,636)	(3,962)
Mortgage servicing rights	(8,754)	(8,825)	(9,884)
Unrealized securities gains, net	(1,435)	(53)	—
Other	(1,369)	(267)	(2,291)

Total deferred tax liabilities	(13,486)	(11,781)	(16,137)

Net deferred tax assets	$—	$—	$—

The Corporation is subject to U.S. federal income tax as well as income tax of various state jurisdictions. The tax years 2010-2013 remain open to examination by the Internal Revenue Service and certain state jurisdictions while the years 2009-2013 remain open to examination by certain other state jurisdictions.

The Corporation recognizes any interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2013 and 2012, the Corporation has not recognized any accrued interest and penalties related to uncertain tax positions.

Note 19 – Earnings Per Share

Basic earnings per share for the years ended March 31, 2013 and 2012 has been determined by dividing net loss available to common equity for the respective periods by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net loss available to common equity by the weighted average number of common shares outstanding plus the effect of dilutive securities. The effects of dilutive securities are computed using the treasury stock method.

The computation of earnings per share for fiscal years 2013, 2012 and 2011 is as follows:

	Year Ended March 31,
	2013	2012	2011
	(In thousands, except share and per share data)
Numerator:
Numerator for basic and diluted earnings per share – net loss available to common equity	$(48,144)	$(50,429)	$(54,524)
Denominator:
Denominator for basic earnings per share – weighted-average shares	21,247	21,248	21,252
Effect of dilutive securities:
Employee stock options	—	—	—

Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	21,247	21,248	21,252

Basic loss per common share	$(2.27)	$(2.37)	$(2.57)

Diluted loss per common share	$(2.27)	$(2.37)	$(2.57)

At March 31, 2013, approximately 120,000 stock options were excluded from the calculation of diluted earnings per share because they were anti-dilutive, representing all stock options currently outstanding. Common stock warrants (see Note 12) to purchase up to 7,399,103 shares at an exercise price of $2.23 were also not included in the computation of diluted earnings per share because the exercise price of the warrants was greater than the average market price of common stock and, therefore, anti-dilutive.

Note 20 – Segment Information

The Corporation provides a full range of banking services, as well as invested in real estate ventures through its two consolidated subsidiaries. The Corporation manages its business primarily by focusing on the results for each subsidiary. Thus, two operating segments have been identified, and operating segments have been aggregated.

Community Banking: This segment is the main basis of operation for the Corporation and includes the branch network and other deposit support services; origination, sales and servicing of one-to-four family loans; origination of multifamily, commercial real estate and business loans; origination of a variety of consumer loans; and sales of alternative financial investments such as tax deferred annuities.

Real Estate Investments: The Corporation’s non-banking subsidiary, IDI, invested in limited partnerships in real estate developments. Such investments included residential developments. In 2009, IDI sold its interest in several limited partnerships as well as substantially all of its remaining assets, which included some developed lots. The assets that remain at IDI include an equity interest in one commercial enterprise and one residential real estate development along with several notes receivable.

The Real Estate Investment segment has borrowed funds from the Corporation to meet its operating needs. Such intercompany borrowings and the interest income and interest expense associated with such borrowings are eliminated in consolidation.

The following represents reconciliations of reportable segment revenues, profit or loss, and assets to the Corporation’s consolidated totals for the years ended March 31, 2013, 2012 and 2011, respectively.

Year Ended:	Real Estate Investments	Community Banking	Intersegment Eliminations	Consolidated Financial Statements
	(In thousands)
March 31, 2013
Interest income	$54	$99,828	$—	$99,882
Interest expense	—	37,399	—	37,399

Net interest income	54	62,429	—	62,483
Provision for credit losses	—	9,125	—	9,125

Net interest income after provision for credit losses	54	53,304	—	53,358
Other income	80	45,826	(5)	45,901
Other expense	(687)	(132,930)	5	(133,612)

Loss before income taxes	(553)	(33,800)	—	(34,353)
Income tax expense (benefit)	(1,574)	1,393	—	(181)

Net income (loss)	$1,021	$(35,193)	$—	$(34,172)

Total assets at end of period	$831	$2,366,752	$—	$2,367,583

March 31, 2012
Interest income	$54	$127,199	$—	$127,253
Interest expense	—	55,329	—	55,329

Net interest income	54	71,870	—	71,924
Provision for credit losses	—	33,578	—	33,578

Net interest income after provision for credit losses	54	38,292	—	38,346
Other income	222	49,044	(5)	49,261
Other expense	(886)	(123,454)	5	(124,335)

Loss before income taxes	(610)	(36,118)	—	(36,728)
Income tax expense (benefit)	(41)	51	—	10

Net loss	$(569)	$(36,169)	$—	$(36,738)

Total assets at end of period	$550	$2,788,902	$—	$2,789,452

March 31, 2011
Interest income	$83	$166,384	$—	$166,467
Interest expense	—	81,383	—	81,383

Net interest income	83	85,001	—	85,084
Provision for credit losses	—	51,198	—	51,198

Net interest income after provision for credit losses	83	33,803	—	33,886
Other income	92	59,173	(5)	59,260
Other expense	(667)	(133,498)	5	(134,160)

Loss before income taxes	(492)	(40,522)	—	(41,014)
Income tax expense (benefit)	641	(477)	—	164

Net loss	$(1,133)	$(40,045)	$—	$(41,178)

Total assets at end of period	$518	$3,394,307	$—	$3,394,825

Note 21 – Branch Sales

On June 25, 2010, the Corporation completed the sale of eleven branches located in Northwest Wisconsin to Royal Credit Union headquartered in Eau Claire, Wisconsin. Royal Credit Union assumed approximately $171.2 million in deposits and acquired $61.8 million in loans and $9.8 million in office properties and equipment. The net gain on the sale was $5.0 million. The net gain included a write off of a $3.9 million core deposit intangible that was required when designated core deposits were sold in this transaction.

On July 23, 2010, the Corporation completed the sale of four branches located in Green Bay, Wisconsin and surrounding communities to Nicolet National Bank headquartered in Green Bay, Wisconsin. Nicolet National Bank assumed $105.1 million in deposits and acquired $24.8 million in loans and $0.4 million in office properties and equipment. The net gain on the sale was $2.3 million.

These transactions were not considered to be discontinued operations.

Note 22 – Condensed Parent Only Financial Information

The following represents parent company only financial information:

Condensed Balance Sheets

	March 31,
	2013	2012
	(In thousands)
Assets
Cash and cash equivalents	$2,976	$2,584
Investment in subsidiaries	116,357	127,690
Loans receivable from non-bank subsidiaries	—	4,225
Other assets	541	632

Total assets	$119,874	$135,131

Liabilities
Loans payable	$116,300	$116,300
Accrued interest and fees payable	60,161	41,042
Other liabilities	3,277	7,339

Total liabilities	179,738	164,681
Stockholders’ Deficit
Total stockholders’ deficit	(59,864)	(29,550)

Total liabilities and stockholders’ deficit	$119,874	$135,131

Condensed Statements of Operations

	Year Ended March 31,
	2013	2012	2011
	(In thousands)
Interest income	$5	$7	$10
Interest expense	19,119	17,498	14,983

Net interest expense	(19,114)	(17,491)	(14,973)
Equity in net loss from subsidiaries	(14,781)	(19,498)	(26,707)
Non-interest income	4	413	—

Loss from operations	(33,891)	(36,576)	(41,680)
Non-interest expense	687	1,287	935

Loss before income taxes	(34,578)	(37,863)	(42,615)
Income tax benefit	(406)	(1,125)	(1,437)

Net loss	(34,172)	(36,738)	(41,178)
Preferred stock dividends in arrears	(6,560)	(6,278)	(5,934)
Preferred stock discount accretion	(7,412)	(7,413)	(7,412)

Net loss available to common equity	$(48,144)	$(50,429)	$(54,524)

Condensed Statements of Cash Flows

	Year Ended March 31,
	2013	2012	2011
	(In thousands)
Operating Activities
Net loss	$(34,172)	$(36,738)	$(41,178)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in net loss of subsidiaries	14,781	19,498	26,707
Other	15,558	17,205	17,589

Net cash provided by (used in) operating activities	(3,833)	(35)	3,118
Investing Activities
Proceeds from sales of investment securities available for sale	—	—	—
Net decrease in loans receivable from non-bank subsidiaries	4,225	—	375
Capital contribution to Bank subsidiary	—	—	(2,000)
Capital contribution to non-Bank subsidiary	—	—	—

Net cash provided by (used in) investing activities	4,225	—	(1,625)
Financing Activities
Issuance of treasury stock related to equity compensation plans	—	—	6
Purchase of remaining ESOP shares	—	—	(8)

Net cash provided by (used in) financing activities	—	—	(2)
Increase (decrease) in cash and cash equivalents	392	(35)	1,491
Cash and cash equivalents at beginning of year	2,584	2,619	1,128

Cash and cash equivalents at end of year	$2,976	$2,584	$2,619

McGladrey LLP Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Anchor BanCorp Wisconsin Inc.

We have audited the accompanying consolidated balance sheets of Anchor BanCorp Wisconsin Inc. and Subsidiaries (the Corporation) as of March 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Notes 2 and 13 to the consolidated financial statements, at March 31, 2013, all of the subsidiary bank’s regulatory capital amounts and ratios are below the capital levels required by the cease and desist order. The subsidiary bank has also suffered recurring losses from operations. Failure to meet the capital requirements exposes the Corporation to regulatory sanctions that may include restrictions on operations and growth, mandatory asset dispositions, and seizure of the subsidiary bank. In addition, as discussed in Notes 2 and 10, the Corporation’s outstanding balance under the Amended and Restated Credit Agreement is currently in default. These matters raise substantial doubt about the ability of the Corporation to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 24, 2013 expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ McGladrey LLP

Madison, Wisconsin

May 24, 2013

McGladrey LLP Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Anchor BanCorp Wisconsin Inc.

We have audited Anchor BanCorp Wisconsin Inc. and Subsidiaries’ (the Corporation’s) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion the Corporation maintained in all material respects effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of Anchor BanCorp Wisconsin Inc. and our report dated May 24, 2013 expressed an unqualified opinion with an emphasis paragraph regarding the Corporation’s ability to continue as a going concern.

/s/ McGladrey LLP

Madison, Wisconsin

May 24, 2013

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	(Unaudited)
	September 30,	March 31,
	2013	2013
	(In thousands, except share data)
Assets
Cash and due from banks	$36,687	$30,237
Interest-earning deposits	115,841	198,299

Cash and cash equivalents	152,528	228,536
Investment securities available for sale	292,367	266,787
Loans held for sale	4,571	18,058
Loans held for investment	1,654,407	1,750,358
Less: Allowance for loan losses	(71,853)	(79,815)

Loans held for investment, net	1,582,554	1,670,543
Other real estate owned, net	65,897	84,342
Premises and equipment, net	24,061	24,469
Federal Home Loan Bank stock – at cost	25,630	25,630
Mortgage servicing rights, net	23,020	21,824
Accrued interest receivable	8,783	9,563
Other assets	11,590	17,831

Total assets	$2,191,001	$2,367,583

Liabilities and Stockholders’ Equity (Deficit)
Deposits
Non-interest bearing	$250,250	$267,732
Interest bearing	1,692,894	1,757,293

Total deposits	1,943,144	2,025,025
Other borrowed funds	19,748	317,225
Accrued interest and fees payable	843	61,290
Accrued taxes, insurance and employee related expenses	7,248	6,389
Other liabilities	18,981	17,518

Total liabilities	1,989,964	2,427,447

Commitments and contingent liabilities (Note 12)
Preferred stock, $0.01 par value, 100,000 shares authorized as of September 30, 2013, none issued; $0.10 par value, 5,000,000 shares authorized, 110,000 shares issued and outstanding, and dividends in arrears of $25,345 at March 31, 2013	—	103,833
Common stock, $0.01 par value, 11,900,000 shares authorized, 9,050,000 shares issued at September 30, 2013; and $0.10 par value, 100,000,000 shares authorized and 25,363,339 shares issued at March 31, 2013	91	2,536
Additional paid-in capital	188,350	110,034
Retained earnings (deficit)	16,605	(189,097)
Accumulated other comprehensive income (loss) related to AFS securities	(3,868)	3,918
Accumulated other comprehensive loss related to OTTI securities – non credit factors	(141)	(339)

Total accumulated other comprehensive income (loss)	(4,009)	3,579
Treasury stock, none as of September 30, 2013; 4,116,114 shares at March 31, 2013, at cost	—	(89,848)
Deferred compensation obligation	—	(901)

Total stockholders’ equity (deficit)	201,037	(59,864)

Total liabilities and stockholders’ equity (deficit)	$2,191,001	$2,367,583

See accompanying Notes to Unaudited Consolidated Financial Statements

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands, except per share data)
Interest income
Loans	$19,231	$24,314	$38,997	$49,602
Investment securities and Federal Home Loan Bank stock	1,506	1,535	2,785	3,084
Interest-earning deposits	122	196	253	350

Total interest income	20,859	26,045	42,035	53,036

Interest expense
Deposits	1,374	2,956	2,878	6,547
Other borrowed funds	3,673	7,030	9,928	14,031

Total interest expense	5,047	9,986	12,806	20,578

Net interest income	15,812	16,059	29,229	32,458
Provision for loan losses	—	5,028	275	2,225

Net interest income after provision for loan losses	15,812	11,031	28,954	30,233

Non-interest income
Net impairment losses recognized in earnings	—	(146)	—	(210)
Loan servicing income (loss), net of amortization	646	(590)	701	(996)
Service charges on deposits	2,667	2,693	5,247	5,375
Investment and insurance commissions	893	958	1,956	1,990
Net gain on sale of loans	1,565	7,176	4,358	13,012
Net gain on sale and call of investment securities	—	11	—	73
Net gain on sale of OREO	1,217	1,600	2,142	4,772
Extinguishment of debt	134,514	—	134,514	—
Other income	1,177	1,354	2,613	2,538

Total non-interest income	142,679	13,056	151,531	26,554

Non-interest expense
Compensation and benefits	10,727	10,036	21,857	20,506
Occupancy	2,703	1,929	4,689	3,762
Furniture and equipment	902	1,346	1,752	2,858
Federal deposit insurance premiums	1,276	1,561	2,608	3,125
Data processing	1,264	1,639	2,684	3,024
Communications	497	527	1,033	972
Marketing	848	365	1,244	613
OREO expense, net	3,214	8,110	7,503	15,122
Investor loss reimbursement	223	265	594	491
Mortgage servicing rights impairment (recovery)	(466)	2,100	(1,724)	3,357
Provision for unfunded loan commitments	974	323	2,708	1,410
Legal services	1,047	1,415	2,318	3,013
Other professional fees	878	565	1,373	1,208
Insurance	1,773	398	2,149	791
Debt prepayment penalty	16,149	—	16,149	—
Reorganization costs	1,866	—	1,866	—
Other expense	1,357	2,264	3,804	5,236

Total non-interest expense	45,232	32,843	72,607	65,488

Income (loss) before income taxes	113,259	(8,756)	107,878	(8,701)
Income tax expense (benefit)	9	(191)	9	(191)

Net income (loss)	113,250	(8,565)	107,869	(8,510)
Preferred stock dividends in arrears	(837)	(1,634)	(2,538)	(3,244)
Preferred stock discount accretion	(4,304)	(1,853)	(6,167)	(3,716)
Retirement of preferred shares	104,000	—	104,000	—

Net income (loss) available to common equity	$212,109	$(12,052)	$203,164	$(15,470)

(Continued)

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands, except per share data)
Net income (loss)	$113,250	$(8,565)	$107,869	$(8,510)
Other comprehensive income (loss), net of tax:
Reclassification adjustment for realized net gains recognized in Statement of Operations – Net gain on sale and call of investment securities	—	(11)	—	(73)
Reclassification adjustments recognized in Statement of Operations – Net impairment losses recognized in earnings:
Net change in unrealized credit related other-than-temporary impairment	(90)	(26)	(158)	(96)
Credit related other-than-temporary impairment previously recognized on securities paid-off during the period	—	—	—	(4)
Realized credit losses	90	172	158	310
Change in net unrealized gains (losses) on available-for-sale securities	(1,444)	899	(7,588)	1,884

Total other comprehensive income (loss)	(1,444)	1,034	(7,588)	2,021

Comprehensive income (loss)	$111,806	$(7,531)	$100,281	$(6,489)

Income (loss) per common share:
Basic	$10.24	(0.57)	$9.68	$(0.73)
Diluted	10.24	(0.57)	$9.68	$(0.73)
Dividends declared per common share	—	—	—	—

See accompanying Notes to Unaudited Consolidated Financial Statements

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Deferred Compensation Obligation	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands)
Balance at March 31, 2012	$96,421	$2,536	$110,402	$(147,513)	$(90,259)	$(1,269)	$132	$(29,550)
Net loss				(34,172)				(34,172)
Reclassification adjustment for realized net losses recognized in income	—	—	—	—	—	—	247	247
Reclassification adjustment for net change in unrealized credit related other-than-temporary impairment recognized in income	—	—	—	—	—	—	(310)	(310)
Reclassification adjustment for credit related other-than-temporary impairment previously recognized on securities paid-off during the period	—	—	—	—	—	—	(4)	(4)
Reclassification adjustment for realized credit losses recognized in income	—	—	—	—	—	—	722	722
Change in net unrealized gains on available-for-sale securities	—	—	—	—	—	—	2,792	2,792
Vesting of restricted stock	—	—	—	—	411	—	—	411
Change in stock-based deferred compensation obligation	—	—	(368)	—	—	368	—	—
Accretion of preferred stock discount	7,412	—	—	(7,412)	—	—	—	—

Balance at March 31, 2013	$103,833	$2,536	$110,034	$(189,097)	$(89,848)	$(901)	$3,579	$(59,864)

Net income				107,869				107,869
Reclassification adjustment for net change in unrealized credit related other-than-temporary impairment recognized in income	—	—	—	—	—	—	(158)	(158)
Reclassification adjustment for realized credit losses recognized in income	—	—	—	—	—	—	158	158
Recapitalization transaction fees	—	—	(14,380)	—	—	—	—	(14,380)
Cancellation of common stock	—	(2,536)	(88,213)	—	89,848	901	—	—
Issuance of common stock	—	88	174,912	—	—	—	—	175,000
Preferred stock exchanged for common stock	(110,000)	3	5,997	104,000	—	—	—	—
Change in net unrealized gains on available-for-sale securities	—	—	—	—	—	—	(7,588)	(7,588)
Accretion of preferred stock discount	6,167	—	—	(6,167)	—	—	—	—

Balance at September 30, 2013	$—	$91	$188,350	$16,605	$—	$—	$(4,009)	$201,037

See accompanying Notes to Unaudited Consolidated Financial Statements

ANCHOR BANCORP WISCONSIN INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended September 30,
	2013	2012
	(In thousands)
Operating Activities
Net income (loss)	$107,869	$(8,510)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization and accretion of investment securities premium, net	774	383
Net gain on sale of investment securities	—	(73)
Net impairment losses on investment securities	—	210
Origination of loans held for sale	(214,848)	(497,231)
Proceeds from sale of loans held for sale	232,693	505,185
Net gain on sale of loans	(4,358)	(13,012)
Provision for loan losses	275	2,225
Provision for OREO losses	4,340	9,751
Loss provision on deposit method OREO property	—	3,301
Provision for unfunded loan commitments	2,708	1,410
Gain on sale of OREO	(2,142)	(4,772)
Depreciation and amortization	1,300	1,884
Mortgage servicing rights impairment (recovery)	(1,724)	3,357
Impairment of real estate held for development and sale	212	535
Loss on disposal of premises and equipment	—	571
Extinguishment of debt	(134,514)	—
Decrease in accrued interest receivable	780	1,197
(Increase) decrease in other assets	6,557	(251)
Increase in accrued interest and fees payable	6,767	9,055
Increase in accrued taxes, insurance and employee related expenses	859	1,165
Increase (decrease) in other liabilities	(1,245)	1,573

Net cash provided by operating activities	6,303	17,953

Investing Activities
Proceeds from sale of investment securities	—	2,778
Purchase of investment securities	(63,293)	(20,502)
Principal collected on investment securities	29,351	19,768
Decrease in loans held for investment	75,010	158,571
Purchases of premises and equipment	(892)	(241)
Proceeds from sale of OREO	29,258	29,511
Capitalized improvements of OREO	(307)	—
FHLB stock redemption	—	10,162

Net cash provided by investing activities	69,127	200,047

Financing Activities
Decrease in deposits	$(119,561)	$(159,166)
Increase in advance payments by borrowers for taxes and insurance	37,680	38,675
Proceeds from borrowed funds	691,715	40,996
Repayment of borrowed funds	(921,892)	(49,806)
Issuance of common stock	175,000	—
Recapitalization transaction fees	(14,380)	—

Net cash used in financing activities	(151,438)	(129,301)

Net increase (decrease) in cash and cash equivalents	(76,008)	88,699
Cash and cash equivalents at beginning of period	228,536	242,980

Cash and cash equivalents at end of period	$152,528	$331,679

Supplemental disclosures of cash flow information:
Cash paid or credited to accounts:
Interest on deposits and borrowings	$13,308	$12,390
Income tax payments	17	10
Non-cash transactions:
Transfer of loans to OREO	12,704	46,180
Transfer of premises and equipment to OREO	—	558
Transfer of OREO to premises and equipment	—	2,870

See accompanying Notes to Unaudited Consolidated Financial Statements

ANCHOR BANCORP WISCONSIN INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The unaudited consolidated financial statements include the accounts and results of operations of Anchor BanCorp Wisconsin Inc. (the “Corporation” or the “Company”) and its wholly owned subsidiaries, AnchorBank, fsb (the “Bank”) and Investment Directions, Inc. (“IDI”). The Bank has one subsidiary at September 30, 2013: ADPC Corporation. Significant inter-company balances and transactions have been eliminated.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring accruals) necessary for a fair presentation of the unaudited interim consolidated financial statements have been included.

In preparing the unaudited consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, the net carrying value of mortgage servicing rights and deferred tax assets, and the fair value of investment securities, interest rate lock commitments, forward contracts to sell mortgage loans, and loans held for sale. The results of operations and other data for the three- and six-month periods ended September 30, 2013 are not necessarily indicative of results that may be expected for the fiscal year ending March 31, 2014. We have evaluated all subsequent events through the date of this filing. The interim unaudited consolidated financial statements presented herein should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Corporation’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

Certain prior period amounts have been reclassified to conform to the current period presentations with no impact on net income (loss) or total stockholders’ equity (deficit).

Note 2 – Significant Transactions, Significant Risks and Uncertainties

Bankruptcy Proceedings and Emergence from Chapter 11

Background

Headquartered in Madison, Wisconsin, the Company is a savings and loan holding company that operates primarily through AnchorBank, its wholly owned banking subsidiary. The Bank is a $2.2 billion bank and Wisconsin’s largest thrift. Anchor Bank offers personal and business banking services to more than 110,000 households and businesses.

As a result of the economic downturn, significant operating losses beginning in fiscal 2009, significant levels of criticized assets and low levels of capital raised substantial doubt about the Corporation’s ability to continue as a going concern. The Company and the Bank were operating under Orders to Cease and Desist issued by the Office of Thrift Supervision in 2009, and the Corporation had outstanding $116.3 million owed to various lenders led by U. S Bank under a short term line of credit (the “Credit Agreement”) which it was unable to repay. Additionally, the Company obtained funds in 2009 by issuing senior preferred shares as part of the Troubled Asset Relief Program (“TARP”). These funds were then distributed downstream to Anchor Bank. The Corporation continued to negotiate and obtain amendments to the Credit Agreement and diligent efforts were made to seek qualified sources of outside capital.

Bankruptcy Proceedings

On August 12, 2013, the Company filed a voluntary petition for relief (the “Chapter 11 Case”) under the provisions of chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), Case No. 13-14003-rdm, in the United States Bankruptcy Court for the Western District of Wisconsin (the “Bankruptcy Court”) to implement the Plan of Reorganization in order to facilitate the restructuring of the Company and the recapitalization of the Bank. Prior to the petition date, U.S. Bank National Association and Bank of America, N.A., as senior secured creditors of the Company (the “Lenders”), and the Treasury, as sole preferred stockholder of the Company, voted to accept the Plan of Reorganization.

On August 30, 2013, the Bankruptcy Court entered the Confirmation Order, by which it confirmed the Plan of Reorganization. On September 27, 2013 (the “Effective Date”), the Plan of Reorganization became effective in accordance with its terms. During the period of bankruptcy, $1.9 million of expenses, primarily comprised of professional fees, were incurred and expensed as reorganization costs in the current period.

Emergence Accounting

Upon emergence, the Company determined it did not meet the requirements to apply fresh start accounting under applicable accounting standards because it did not meet the solvency criteria of ASC 852-10-45-19. The reorganization value was greater than the post-petition liabilities and allowed claims and, therefore, indicative of not meeting the test to require fresh start accounting under ASC 852. Accordingly, a new reporting entity was not created for accounting purposes and there were no fair value adjustments. At the time of filing for chapter 11, the Company identified liabilities subject to compromise of $188.3 million, which included the outstanding Credit Agreement of approximately $116.3 million, interest and fees due under the Credit Agreement of $67.2 million and $4.8 million in other liabilities.

Below is a summary of the significant transactions affecting the Company as a result of the effectiveness of the Plan of Reorganization.

Delaware Conversion

Pursuant to the Plan of Reorganization, on September 25, 2013, we (i) converted from a Wisconsin corporation to a Delaware corporation in accordance with Section 265 of the Delaware General Corporation Law and (ii) filed a Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Amended Charter”), to, among other things, declassify our Board, increase the number of authorized shares of our common stock and adopt certain restrictions on acquisitions and dispositions of our securities. The Amended Charter provides for (a) 2,000,000,000 shares of authorized common stock, par value $0.01 per share (the “Common Stock”), and (b) 1,000,000 shares of authorized preferred stock, par value $0.01 per share. A reverse stock split was effected and a subsequent amendment to the corporate charter was filed on October 2, 2013 providing for 11,900,000 shares of authorized common stock, par value $0.01 per share and 100,000 shares of authorized preferred stock, par value $0.01. There are 9,050,000 shares of Common Stock outstanding as of September 30, 2013.

Private Placements

In connection with the Plan of Reorganization, we entered into stock purchase agreements with certain institutional and other private investors and directors and officers of the Company (the “Investors”) for the purchase and sale of 1,750,000,000 (adjusted on October 2, 2013 as a result of a reverse stock split to 8,750,000 shares) shares of our Common Stock at a purchase price of $0.10 per share.

Pursuant to the stock purchase agreements, we issued and sold the Common Stock to (i) certain Investors such that, after giving effect to the transactions contemplated in the Plan of Reorganization, each such Investor owns up to 9.9% of the Common Stock pursuant to the Private Placements and the Treasury Issuance (as defined below), for an aggregate purchase price of $87.8 million, (ii) certain other Investors such that, after giving effect to the transactions contemplated in the Plan of Reorganization, each such Investor owns up to 4.9% of the Authorized Common Stock pursuant to the Private Placements and the Treasury Issuance, for an aggregate purchase price of $83.7 million, and (iii) certain directors and officers of the Company for an aggregate purchase price of $3.5 million. We received gross proceeds of $175.0 million as a result of the Private Placements and incurred $14.4 million of capital raise costs all of which have been recorded in the Statement of Changes in Stockholders’ Equity.

TARP Exchange

On January 30, 2009, pursuant to the Treasury’s Capital Purchase Program, we issued and sold to the Treasury 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company with an aggregate liquidation preference of $110.0 million (the “TARP Preferred Stock”). In addition, we issued to the Treasury a warrant (the “TARP Warrant”) to purchase up to 7,399,103 shares of our common stock, par value $0.10 per share (the “Legacy Common Stock”), at an initial per share exercise price of $2.23. Pursuant to the Plan of Reorganization, we, on the Effective Date and immediately following the consummation of the Private Placements, (i) exchanged the TARP Preferred Stock for 60.0 million shares (adjusted to 300,000 shares as a result of the reverse stock split) of Common Stock (the “Treasury Issuance”) and (ii) cancelled the TARP Warrant in its entirety (collectively, the “TARP Exchange”). The difference between the Common Stock issued and the Preferred Stock redeemed of $104.0 million was recorded as an increase directly to retained earnings. The $104.0 million represents a return from the Preferred stockholder thereby increasing the amount available to common stockholders for purposes of earnings per share.

Following the effectiveness of the Plan of Reorganization, the Treasury sold to certain institutional investors (the “Secondary Investors”) all of the shares of Common Stock delivered to the Treasury in connection with the Treasury Issuance at a purchase price equal to $0.10 per share (the “Secondary Treasury Sales”) under the securities purchase agreements, dated as of September 19, 2013, among the Treasury, the Secondary Investor and (with respect to certain provisions) the Company. In connection with the Secondary Treasury Sales, we entered into secondary sale purchaser agreements with the Secondary Investors pursuant to which we made certain representations and warranties to the Investor and provided rights to the Secondary Investors similar to the rights provided to Investors under the Stock Purchase Agreements. In connection with the Secondary Treasury Sales, the Treasury received gross proceeds of $6,000,000 and ceased to be our stockholder.

Cancellation of Legacy Common Stock

As of July 31, 2013, we had 21,247,225 shares of Legacy Common Stock issued and outstanding. On the Effective Date, immediately following the consummation of the TARP Exchange, all shares of the outstanding Legacy Common Stock including those shares held as treasury stock and in any stock incentive plans were cancelled for no consideration pursuant to the Plan of Reorganization. In connection with the cancellation of the Legacy Common Stock pursuant to the Plan of Reorganization, the Rights Agreement, dated as of November 5, 2010, by and between the Company and American Stock Transfer & Trust Company, LLC was terminated on the Effective Date in accordance with its terms.

Senior Debt Settlement

We were a party to the Amended and Restated Credit Agreement, dated as of June 9, 2008, among the Company, the lenders from time to time a party thereto (the “Lenders”), and U.S. Bank National Association, as administrative agent for the Lenders. As of June 30, 2013, the aggregate amount of obligations under the Credit Agreement was approximately $183.0 million (including with respect to unpaid principal balance, accrued but unpaid interest thereon and all administrative and other fees or penalties). On the Effective Date, pursuant to the Plan of Reorganization, we satisfied all of our obligations under the Credit Agreement by a cash payment to the Lenders of $49.0 million (plus expense reimbursement as contemplated by the Credit Agreement). As a result of the transaction, we recognized a gain on extinguishment of debt of $134.5 million.

Regulatory Agreements

The Bank’s primary regulator is the Office of the Comptroller of the Currency (“OCC”). The Federal Reserve is the primary regulator of the Corporation. On September 26, 2009, the Corporation and the Bank each consented to the issuance of an Order to Cease and Desist (the “Corporation Order” and the “Bank Order,” respectively, and together, the “Orders”).

The Corporation Order requires the Corporation to notify, and in certain cases to obtain the permission of, the Federal Reserve prior to: (i) declaring, making or paying any dividends or other capital distributions on its capital stock, including the repurchase or redemption of its capital stock; (ii) incurring, issuing, renewing or rolling over any debt, increasing any current lines of credit or guaranteeing the debt of any entity; (iii) making certain changes to its directors or senior executive officers; (iv) entering into, renewing, extending or revising any contractual arrangement related to compensation or benefits with any of its directors or senior executive officers; and (v) making any golden parachute payments or prohibited indemnification payments. In July 2010, the Corporation developed and submitted to the Office of Thrift Supervision, the Corporation’s primary regulator at the time until it was disbanded in 2011 and the Federal Reserve assumed the role of primary regulator, a three-year cash flow plan, which must be reviewed at least quarterly by the Corporation’s management and board of directors for material deviations between cash flow plan projections and actual results (the “Variance Analysis Report”). Within 45 days following the end of each quarter, the Corporation is required to provide and has been providing the Federal Reserve its Variance Analysis Report for that quarter.

The Bank Order requires the Bank to notify, or in certain cases obtain the permission of, the OCC prior to (i) increasing its total assets in any quarter in excess of an amount equal to net interest credited on deposit liabilities during the quarter; (ii) accepting, rolling over or renewing any brokered deposits; (iii) making certain changes to its directors or senior executive officers; (iv) entering into, renewing, extending or revising any contractual arrangement related to compensation or benefits with any of its directors or senior executive officers; (v) making any golden parachute or prohibited indemnification payments; (vi) paying dividends or making other capital distributions on its capital stock; (vii) entering into certain transactions with affiliates; and (viii) entering into third-party contracts outside the normal course of business. The Bank also developed and submitted within the prescribed time periods, a written capital restoration plan, a problem asset plan, a revised business plan, and an implementation plan resulting from a review of commercial lending practices. The Orders also require the Bank to regularly review its current liquidity management policy and the adequacy of its allowance for loan and lease losses.

The Bank is also subject to a capital restoration plan including a Prompt Corrective Action Directive (“PCA”). Under the PCA, the Bank must obtain prior written approval before entering into any contract or lease for the purchase or sale of real estate or of any interest therein, except for contracts entered into in the ordinary course of business for the purchase or sale of other real estate owned due to foreclosure (“OREO”) where the contract does not exceed $3.5 million and the sales price of the OREO does not fall below 85% of the net carrying value of the OREO.

The Orders also stipulated that, as of September 30, 2009, the Bank was required to meet and maintain both a core capital ratio equal to or greater than 7% and a total risk-based capital ratio equal to or greater than 11%. Further, as of December 31, 2009, the Orders required the Bank to meet and maintain both a core capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 12%.

As disclosed above and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Form 10-Q, on September 27, 2013, pursuant to a pre-packaged plan of reorganization (the “Plan of Reorganization”) to facilitate the restructuring of the Corporation and the recapitalization of the Bank, the Corporation completed a capital raise and received gross proceeds of $175.0 million. See “Executive Overview.”

At September 30, 2013, the Bank had a tier 1 leverage (core) ratio of 9.06% and a total risk-based capital ratio of 16.30%, each meeting the required capital ratios set forth above. As a result of the Plan of Reorganization and the recapitalization of the Bank, the Bank is in compliance with the tier 1 (core) leverage and total risk-based capital ratios as required by the Bank Order. All customer deposits remain fully insured to the highest limits set by the FDIC.

Going Concern

Our March 31, 2013 audit opinion contained a going concern matter due to the previous default on our credit agreement and inability to meet minimum capital requirements. During the most recent quarters, the following events and transactions occurred to address those concerns: On August 12, 2013, the Company filed a voluntary petition for relief under the provisions of Chapter 11 of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Western District of Wisconsin to implement a pre-packaged plan of reorganization (the “Plan of Reorganization”) in order to facilitate the restructuring of the Company and the recapitalization of the Bank.

On August 30, 2013, the Bankruptcy Court entered the Confirmation Order, by which it confirmed the Plan of Reorganization. As disclosed above and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Form 10-Q, on September 27, 2013, pursuant to the Plan of Reorganization, the Corporation completed a capital raise and received gross proceeds of $175.0 million. See “Executive Overview.” As a result of the Plan of Reorganization and the recapitalization of the Bank, the Bank is in compliance with the tier 1 (core) leverage and total risk-based capital ratios as required by the Bank Order.

On September 27, 2013, pursuant to the Plan of Reorganization, the Corporation (i) exchanged the TARP Preferred Stock for 60.0 million shares of common stock (adjusted to 300,000 shares as a result of the reverse stock split) and (ii) cancelled the TARP Warrant in its entirety. Further, the Corporation has settled its obligations under the Amended and Restated Credit Agreement (“Credit Agreement”) among the Corporation, the lenders from time to time a party thereto, and U.S. Bank National Association, as administrative agent for such lenders.

Credit Risks

Non-performing assets totaled $162.9 million at September 30, 2013, or 7.43% of total assets, which decreased the Corporation’s interest income. The Corporation’s results of operations will continue to be impacted by the level of non-performing assets, and the Corporation expects continued downward pressure on interest income in the future. As reported in the accompanying unaudited consolidated financial statements, the Corporation has net income of $113.3 million and $107.9 million for the three and six month periods ended September 30, 2013, respectively, and net losses of $8.6 million and $8.5 million for the three and six months ended September 30, 2012, respectively. Stockholders’ equity increased from a deficit of $59.9 million or (2.53)% of total assets at March 31, 2013 to $201.0 million or 9.18% of total assets at September 30, 2013.

Note 3 – Recent Accounting Pronouncements

ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit shall be presented in the financial statements as a liability and shall not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and shall be made presuming disallowance of the tax position at the reporting date. The amendments do not require new recurring disclosures.

The amendments are an improvement to current U.S. GAAP because they are expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company already complies with this presentation requirement.

ASU No. 2013-02, “Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period.

The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The Corporation adopted ASU 2013-02 as of March 31, 2013 and is presented in the Consolidated Statements of Comprehensive Income (Loss).

Note 4 – Investment Securities

The amortized cost and fair value of investment securities are as follows:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
September 30, 2013
Available for sale:
U.S. government sponsored and federal agency obligations	$3,388	$13	$—	$3,401
Corporate stock and bonds	152	317	—	469
Non-agency CMOs (1)	6,746	13	(153)	6,606
Government sponsored agency mortgage-backed securities (1)	52,279	381	(238)	52,422
GNMA mortgage-backed securities (1)	233,811	1,345	(5,687)	229,469

	$296,376	$2,069	$(6,078)	$292,367

March 31, 2013
Available for sale:
U.S. government sponsored and federal agency obligations	$3,444	$60	$—	$3,504
Corporate stock and bonds	152	112	—	264
Non-agency CMOs (1)	7,885	15	(351)	7,549
Government sponsored agency mortgage-backed securities (1)	2,975	209	—	3,184
GNMA mortgage-backed securities (1)	248,752	3,907	(373)	252,286

	$263,208	$4,303	$(724)	$266,787

(1)	Primarily collateralized by residential mortgages.

Independent pricing services are used to value all investment securities with one pricing service valuing all securities except the non-agency CMOs. A specialized pricing service is used for valuation of the non-agency CMO portfolio.

To estimate the fair value of non-agency CMOs, the pricing service valuation model discounted estimated expected cash flows after credit losses at rates ranging from 4% to 7%. The rates utilized are based on the risk-free rate equivalent to the remaining average life of the security, plus a spread for normal liquidity and a spread to reflect the uncertainty of the cash flow estimates. The pricing service benchmarks its fair value results to other pricing services and monitors the market for actual trades. The cash flow model includes these inputs in its derivation of the discount rates used to estimate fair value. There are no payments in kind allowed on these non-agency CMOs.

The table below presents the fair value and gross unrealized losses of all securities in a loss position, aggregated by investment category and length of time that individual investments have been in a continuous unrealized loss position at September 30, 2013 and March 31, 2013.

	Unrealized Loss Position
	Less than 12 months		12 months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)
September 30, 2013
Non-agency CMOs	$—	$—	$5,034	$(153)	$5,034	$(153)
Government sponsored agency mortgage-backed securities	14,410	(238)	—	—	14,410	(238)
GNMA mortgage-backed securities	169,079	(5,687)	—	—	169,079	(5,687)

	$183,489	$(5,925)	$5,034	$(153)	$188,523	$(6,078)

March 31, 2013
Non-agency CMOs	$—	$—	$6,674	$(351)	$6,674	$(351)
GNMA mortgage-backed securities	82,822	(373)	—	—	82,822	(373)

	$82,822	$(373)	$6,674	$(351)	$89,496	$(724)

Other-Than-Temporary Impairment

The number of individual securities in the tables above total 29 at September 30, 2013 and 15 at March 31, 2013. Although these securities have declined in value, the unrealized losses are considered temporary. Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses on investment securities, management considers many factors which include: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value.

To determine if an other-than-temporary impairment exists on a debt security with an unrealized loss, the Corporation first determines if (a) it intends to sell the security or (b) it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of the conditions is met, an other-than-temporary impairment loss is recognized in earnings equal to the difference between the security’s fair value and its amortized cost basis. If neither condition is met, the Corporation determines (a) the amount of the impairment related to credit loss and (b) the amount of the impairment due to all other factors. The difference between the present values of the cash flows expected to be collected, discounted at the purchase yield or current accounting yield of the security, and the amortized cost basis is the credit loss. The credit loss is the portion of the impairment that is deemed other-than-temporary and recognized in earnings and is a reduction in the cost basis of the security. The portion of impairment related to all other factors is deemed temporary and included in other comprehensive income (loss).

An independent pricing service is utilized to run a discounted cash flow model in the calculation of other-than-temporary impairment losses on non-agency CMOs. This model determines the portion of the impairment that is other-than-temporary due to credit losses, and the portion that is temporary due to all other factors.

The significant inputs used for calculating the credit loss portion of securities with other-than-temporary impairment (“OTTI”) include prepayment assumptions, loss severities, original FICO scores, historical rates of delinquency, percentage of loans with limited underwriting, historical rates of default, original loan-to-value ratio, aggregate property location by metropolitan statistical area, original credit support, current credit support, and weighted-average maturity.

The discount rates used to establish the net present value of expected cash flows for purposes of determining OTTI ranged from 4% to 7%. These rates equate to the effective yield implicit in the security at the date of acquisition of the bonds for which OTTI has not been previously incurred. For bonds with previously recorded OTTI, the discount rate used equates to the accounting yield on the security as of the valuation date.

Default rates were calculated separately for each category of underlying borrower based on delinquency status (i.e. current, 30 to 59 days delinquent, 60 to 89 days delinquent, 90+ days delinquent, and foreclosure balances) of the underlying loans as of September 1, 2013. This data is entered into a loss migration model to calculate projected default rates, which are benchmarked against results that have recently been experienced by other major servicers of non-agency CMOs with similar attributes. The month one to month 24 constant default rate in the model ranged from 5.23% to 10.92%.

At September 30, 2013, six non-agency CMOs with a fair value of $6.5 million and an adjusted cost basis of $6.7 million were other-than-temporarily impaired. At March 31, 2013, six non-agency CMOs with a fair value of $6.9 million and an adjusted cost basis of $7.3 million were other-than-temporarily impaired. Unrealized other-than-temporary impairment due to credit losses of zero was included in earnings for the three and six months ended September 30, 2013 and $146,000 and $210,000 for the three and six months ended September 30, 2012, respectively. For the three months ended September 30, 2013 and 2012, realized losses of $91,000 and $172,000, respectively, and $158,000 and $310,000 for the six month periods, respectively, related to credit issues (i.e. – principal reduced without a receipt of cash) were incurred that were previously recognized in earnings as unrealized other-than-temporary impairment.

Unrealized losses on U.S. government sponsored and federal agency obligations, corporate stocks and bonds and Ginnie Mae (“GNMA”) mortgage-backed securities as of September 30, 2013 and 2012 due to changes in interest rates and other non-credit related factors totaled $5.9 million and $106,000, respectively. The Corporation has analyzed these securities for evidence of other-than-temporary impairment and concluded that no OTTI exists and that the unrealized losses are properly classified in accumulated other comprehensive income.

The following table is a roll forward of the amount of other-than-temporary impairment related to credit losses that have been recognized in earnings for which a portion of impairment was deemed temporary and recognized in other comprehensive income for the three and six months ended September 30, 2013 and 2012:

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
	(In thousands)
Beginning balance of unrealized OTTI related to credit losses	$934	$2,157	$1,002	$2,391
Additional unrealized OTTI related to credit losses for which OTTI was previously recognized	—	146	—	214
Debit related OTTI previously recognized for OTTI recovery during the period	1	—	4	—
Credit related OTTI previously recognized for securities sold during the period	—	(76)	—	(236)
Credit related OTTI previously recognized for securities paid-off during the period	—	—	—	(4)
Decrease for realized amount of credit losses for which unrealized credit related OTTI was previously recognized	(91)	(172)	(162)	(310)

Ending balance of unrealized OTTI related to credit losses	$844	$2,055	$844	$2,055

All other-than-temporarily impaired debt securities are non-agency CMOs. On a cumulative basis, other-than-temporary impairment losses recognized in earnings by year of vintage were as follows:

Year of Vintage	September 30, 2013
(In thousands)
Prior to 2005	$7
2005	277
2006	—
2007	560

$844

The cost of investment securities sold is determined using the specific identification method. Sales of investment securities available for sale are summarized below:

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands)
Proceeds from sales	$—	$873	$—	$2,778

Gross gains	—	11	—	73
Gross losses	—	—	—	—

Net gain on sales	$—	$11	$—	$73

At September 30, 2013 and March 31, 2013, investment securities available-for-sale with a fair value of approximately $155.9 million and $187.2 million, respectively, were pledged to secure deposits, borrowings and for other purposes as permitted or required by law.

The fair value of investment securities available for sale by contractual maturity at September 30, 2013 are shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Within 1 Year	After 1 Year through 5 Years	After 5 Years through 10 Years	Over Ten Years	Total
	(In thousands)
U.S. government sponsored and federal agency obligations	$—	$3,401	$—	$—	$3,401
Corporate stock and bonds	—	—	—	469	469
Non-agency CMOs	—	—	—	6,606	6,606
Government sponsored agency mortgage-backed securities	—	204	5,125	47,093	52,422
GNMA mortgage-backed securities	—	301	—	229,168	229,469

Total	$—	$3,906	$5,125	$283,336	$292,367

Note 5 – Loans Receivable

Loans receivable held for investment consist of the following:

	September 30, 2013	March 31, 2013
	(In thousands)
Residential	$535,907	$547,720
Commercial and industrial	30,343	30,574
Commercial real estate:
Land and construction	100,647	111,953
Multi-family	264,700	287,447
Retail/office	174,273	198,686
Other commercial real estate	185,411	172,857
Consumer:
Education	138,108	166,429
Other consumer	240,063	247,530

Total unpaid principal balance	1,669,452	1,763,196
Undisbursed loan proceeds (1)	(13,145)	(10,997)
Unamortized loan fees, net	(1,897)	(1,838)
Unearned interest	(3)	(3)

Total loan contra balances	(15,045)	(12,838)

Loans held for investment	1,654,407	1,750,358
Allowance for loan losses	(71,853)	(79,815)

Loans held for investment, net	$1,582,554	$1,670,543

(1)	Undisbursed loan proceeds are funds to be released upon a draw request approved by the Corporation.

Residential Loans

At September 30, 2013, $535.9 million, or 32.1%, of the total loans unpaid principal balance receivable consisted of residential loans, substantially all of which were 1 to 4 family dwellings. Residential loans consist of both adjustable and fixed-rate loans. The adjustable-rate loans currently in the portfolio have up to 30-year maturities and terms which permit the Corporation to annually increase or decrease the rate on the loans, based on a designated index. These rate changes are generally subject to a limit of 2% per adjustment and an aggregate 6%

adjustment over the life of the loan. These loans are documented according to standard industry practices. The Corporation makes a limited number of interest-only loans which tend to have a shorter term to maturity and does not originate negative amortization and option payment adjustable rate mortgages.

Adjustable-rate loans decrease the risks associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. The Corporation believes that these risks, which have not had a material adverse effect to date, generally are less than the risks associated with holding fixed-rate loans in an increasing interest rate environment. Also, as interest rates decline, borrowers may refinance their mortgages into fixed-rate loans thereby prepaying the balance of the loan prior to maturity. At September 30, 2013, approximately $329.9 million, or 61.6%, of the held for investment residential loans unpaid principal balance consisted of loans with adjustable interest rates.

The Corporation continues to originate long-term, fixed-rate conventional mortgage loans. Current production of these loans with terms of 15 years or more are generally sold to Fannie Mae, Freddie Mac and other institutional investors, while a portion of loan production is retained in the held for investment portfolio. In order to provide a full range of products to its customers, the Corporation also participates in the loan origination programs of Wisconsin Housing and Economic Development Authority (“WHEDA”), Wisconsin Department of Veterans Affairs (“WDVA”) and the Federal Housing Administration (“FHA”). The Corporation retains the right to service substantially all loans that it sells.

At September 30, 2013, approximately $206.0 million, or 38.4%, of the held for investment residential loans unpaid principal balance consisted of loans with fixed rates of interest. Although these loans generally provide for repayments of principal over a fixed period of 10 to 30 years, because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

Commercial and Industrial Loans

The Corporation originates loans for commercial, corporate and business purposes, including issuing letters of credit. At September 30, 2013, the unpaid principal balance receivable of commercial and industrial loans amounted to $30.3 million, or 1.8%, of the total loans unpaid principal balance receivable. The commercial and industrial loan portfolio is comprised of loans for a variety of business purposes and the loans generally are secured by equipment, machinery and other corporate assets. These loans generally have terms of five years or less and interest rates that float in accordance with a designated published index. Substantially all such loans are secured and backed by the personal guarantees of the owners of the business.

Commercial Real Estate Loans

The Corporation originates commercial real estate loans which include land and construction, multi-family, retail/office and other commercial real estate. Such loans generally have adjustable rates and shorter terms than single-family residential loans, thus increasing the earnings sensitivity of the loan portfolio to changes in interest rates, as well as providing higher fees and rates than residential loans. At September 30, 2013, $725.0 million of loans unpaid principal balance receivable were secured by commercial real estate, which represented 43.4% of the total loans unpaid principal balance. The origination of such loans is generally limited to the Corporation’s primary market area.

Commercial real estate loans are primarily secured by apartment buildings, office and industrial buildings, land, warehouses, small retail shopping centers and various special purpose properties, including community-based residential facilities and senior housing. Although terms vary, commercial real estate loans generally have fixed interest rates, amortization periods of 15 to 25 years, as well as balloon payments of two to seven years, and terms which provide that the interest rates thereon may be adjusted annually based on a designated index.

Consumer Loans

The Corporation offers consumer loans in order to provide a wider range of financial services to its customers. At September 30, 2013, $378.2 million, or 22.7%, of the total loans unpaid principal balance receivable consisted of consumer loans. Consumer loans which includes second mortgages typically have higher interest rates than mortgage loans but generally involve more risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral.

The residential-other portfolio included in the other consumer loan category consists primarily of Express refinance first mortgage loans, second mortgage and home equity loans. Express refinance loans are available for owner occupied one- to two-family residential properties, with loan amounts up to $200,000, a fixed interest rate, up to 15 year amortization, low fees and rapid closing timeframes. The primary home equity loan product has an adjustable rate that is linked to the prime interest rate and is secured by a mortgage, either a primary or a junior lien, on the borrower’s residence. New home equity lines do not exceed 90% of appraised value of the property at the loan origination date. A fixed-rate home equity second mortgage term product is also offered.

Approximately $138.1 million, or 8.3%, of the total loans unpaid principal balance receivable at September 30, 2013 consisted of education loans. These loans are generally made for a maximum of $3,500 per year for undergraduate studies and $8,500 per year for graduate studies and are placed in repayment status on an installment basis within nine months following graduation. Education loans generally have interest rates that adjust annually in accordance with a designated index. Both the principal amount of an education loan and interest thereon are generally guaranteed by the Great Lakes Higher Education Corporation up to 97% of the balance of the loan, which typically obtains reinsurance of its obligations from the U.S. Department of Education. The origination of student loans was discontinued beginning October 1, 2010 following the March 2010 law ending loan guarantees provided by the U. S. Department of Education. Although direct student loans, without a government guarantee, may be originated, risk-adjusted returns for these loans continue to be unattractive. Education loans may be sold to the U.S. Department of Education or to other investors. No education loans were sold during the three and six months ended September 30, 2013 and 2012.

The other consumer loan portfolio also includes vehicle loans and other secured and unsecured loans made for a variety of consumer purposes. These include credit extended through credit cards issued by a third party, ELAN Financial Services (ELAN), pursuant to an agency arrangement under which the Corporation participates in outstanding balances, currently at 25% to 28%. The Corporation also shares 33% to 37% of annual fees, and 30% of late payment, over limit and cash advance fees, as well as 25% to 30% of interchange income from the underlying portfolio.

Allowances for Loan Losses

The allowance for loan losses consists of general, substandard and specific components even though the entire allowance is available to cover losses on any loan. The specific allowance component relates to impaired loans (i.e. – non-accrual) and loans reported as troubled debt restructurings. For such loans, an allowance is established when the discounted cash flows (or collateral value if repayment relies solely on the operation or sale of the collateral) of the impaired loan are lower than the carrying value of that loan. The substandard loan component is primarily associated with loans rated in this category but not in non-accrual status. These two components make up the general reserve. The general allowance component covers pass, watch and special mention rated loans and is based on historical loss experience adjusted for various qualitative and quantitative factors. Loans graded substandard and below are individually examined to determine the appropriate loan loss reserve. In addition, a reserve for unfunded commitments, letters of credit and repurchase of sold loans is maintained and classified in other liabilities.

For the quarter ended June 30, 2013, the Bank modified its general allowance methodology to increase the historical loss period from a six to seven quarter historical look-back period and further increased the loss period to an eight quarter look-back in quarters beginning with September 2013. The modification was done to reflect a more stable economic environment and to capture additional loss statistics considered reflective of the current portfolio. In addition, as the Bank begins to increase its new loan originations, a new loan risk factor was added to capture the unique risk factor adjustments needed for loans originated after September 2012, reflecting a different risk level as compared to the existing legacy portfolio. The impact to the allowance for loan losses at September 30, 2013 after implementing the above modifications was a reduction of the required reserve of $2.0 million as compared to the previous methodology. See the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2013 for a full description of the allowance methodology.

The following table presents the allowance for loan losses by component:

	At September 30, 2013	At March 31, 2013
	(In thousands)
General component	$22,606	$28,163
Substandard loan component	19,098	22,560
Specific component	30,149	29,092

Total allowance for loan losses	$71,853	$79,815

The following table presents the unpaid principal balance of loans by risk category:

	At September 30, 2013	At March 31, 2013
	(In thousands)
Pass (1)	$1,476,682	$1,519,665
Special mention	24,653	33,363

Total pass and special mention rated loans	1,501,335	1,553,028

Substandard rated loans, excluding TDR accrual	33,566	49,813

Troubled debt restructurings – accrual	37,549	41,565
Non-accrual	97,002	118,790

Total impaired loans	134,551	160,355

Total unpaid principal balance	$1,669,452	$1,763,196

(1)	Includes all accrual residential and consumer loans as these loans are generally not individually rated.

The following table presents activity in the allowance for loan losses by portfolio segment for the three and six months ended September 30, 2013 and 2012:

Three Months Ended:	Residential	Commercial and Industrial	Commercial Real Estate	Consumer	Total
	(In thousands)
September 30, 2013
Beginning balance	$15,122	$5,842	$50,806	$4,102	$75,872
Provision	(790)	907	(332)	215	—
Charge-offs	(712)	(2,357)	(1,849)	(486)	(5,404)
Recoveries	83	316	861	125	1,385

Ending balance	$13,703	$4,708	$49,486	$3,956	$71,853

September 30, 2012
Beginning balance	$13,545	$8,516	$75,981	$2,435	$100,477
Provision	(1,400)	(808)	5,921	1,315	5,028
Charge-offs	(1,711)	(559)	(13,828)	(1,036)	(17,134)
Recoveries	529	136	1,620	22	2,307

Ending balance	$10,963	$7,285	$69,694	$2,736	$90,678

Six Months Ended:	Residential	Commercial and Industrial	Commercial Real Estate	Consumer	Total
	(In thousands)
September 30, 2013
Beginning balance	$14,525	$7,072	$54,581	$3,637	$79,815
Provision	1,309	(67)	(2,512)	1,545	275
Charge-offs	(2,377)	(2,768)	(4,048)	(1,393)	(10,586)
Recoveries	246	471	1,465	167	2,349

Ending balance	$13,703	$4,708	$49,486	$3,956	$71,853

September 30, 2012
Beginning balance	$13,027	$10,568	$85,153	$2,467	$111,215
Provision	273	(2,251)	2,161	2,042	2,225
Charge-offs	(3,074)	(2,210)	(20,596)	(1,827)	(27,707)
Recoveries	737	1,178	2,976	54	4,945

Ending balance	$10,963	$7,285	$69,694	$2,736	$90,678

The following table presents the balance in the allowance for loan losses and the unpaid principal balance of loans by portfolio segment associated with impaired loans and all other loans as a group as of September 30, 2013 and March 31, 2013:

	Residential	Commercial and Industrial	Commercial Real Estate	Consumer	Total
	(In thousands)
September 30, 2013
Allowance for loan losses:
Associated with impaired loans	$5,094	$1,182	$23,554	$319	$30,149
Associated with all other loans	8,609	3,526	25,932	3,637	41,704

Total	$13,703	$4,708	$49,486	$3,956	$71,853

Loans:
Impaired loans individually evaluated	$28,781	$7,889	$94,528	$3,353	$134,551
All other loans	507,126	22,454	630,503	374,818	1,534,901

Total	$535,907	$30,343	$725,031	$378,171	$1,669,452

March 31, 2013
Allowance for loan losses:
Associated with impaired loans	$7,038	$2,508	$19,182	$364	$29,092
Associated with all other loans	7,487	4,564	35,399	3,273	50,723

Total	$14,525	$7,072	$54,581	$3,637	$79,815

Loans:
Impaired loans individually evaluated	$37,378	$3,760	$114,540	$4,677	$160,355
All other loans	510,342	26,814	656,403	409,282	1,602,841

Total	$547,720	$30,574	$770,943	$413,959	$1,763,196

The provisions for loan losses is recorded as a deduction from net interest income on the Consolidated Statements of Operations and was zero and $275,000 for the three and six months ended September 30, 2013, respectively, compared to $5.0 million and $2.2 million for the same periods in 2012, respectively.

A provision for unfunded loan commitments is recorded and includes provisions for unfunded commitments to lend, commercial letters of credit and repurchased loans from previously sold loans and is included in non-interest expense on the Consolidated Statements of Operations. The provision for unfunded commitments for the three and six months ended September 30, 2013 was $1.0 million and $2.7 million, respectively, and $0.3 million and $1.4 million for the same periods ending September 30, 2012, respectively.

At September 30, 2013, $134.6 million of unpaid principal balance of loans were identified as impaired which includes performing troubled debt restructurings. At March 31, 2013, impaired loans were $160.4 million. A loan is identified as impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement may not be collected and thus are placed on non-accrual status. Interest income on certain impaired loans is recognized on a cash basis.

A substantial portion of loans are collateralized by real estate in Wisconsin and adjacent states. Accordingly, the ultimate collectability of the loan portfolio is susceptible to changes in real estate market conditions in that area.

The following tables present impaired loans segregated by loans with no specific allowance and loans with an allowance, by class of loans, as of September 30, 2013 and March 31, 2013:

	Unpaid Principal Balance	Associated Allowance	Carrying Amount	Average Carrying Amount(1)	Fiscal Year to Date Interest Income Recognized
	(In thousands)
September 30, 2013
With no specific allowance recorded:
Residential	$10,909	$—	$10,909	$11,603	$199
Commercial and industrial	6,435	—	6,435	731	59
Land and construction	7,408	—	7,408	9,333	66
Multi-family	11,006	—	11,006	11,811	283
Retail/office	4,988	—	4,988	6,874	27
Other commercial real estate	13,401	—	13,401	14,723	291
Education	—	—	—	—	—
Other consumer	684	—	684	1,251	68

Subtotal	54,831	—	54,831	56,326	993

With an allowance recorded (2):
Residential	17,872	5,094	12,778	12,511	242
Commercial and industrial	1,454	1,182	272	224	21
Land and construction	20,080	7,588	12,492	15,450	201
Multi-family	10,155	3,687	6,468	6,681	227
Retail/office	10,800	7,693	3,107	8,467	144
Other commercial real estate	16,690	4,586	12,104	12,202	336
Education (3)	296	—	296	493	—
Other consumer	2,373	319	2,054	2,086	79

Subtotal	79,720	30,149	49,571	58,114	1,250

Total
Residential	28,781	5,094	23,687	24,114	441
Commercial and industrial	7,889	1,182	6,707	955	80
Land and construction	27,488	7,588	19,900	24,783	267
Multi-family	21,161	3,687	17,474	18,492	510
Retail/office	15,788	7,693	8,095	15,341	171
Other commercial real estate	30,091	4,586	25,505	26,925	627
Education (3)	296	—	296	493	—
Other consumer	3,057	319	2,738	3,337	147

	$134,551	$30,149	$104,402	$114,440	$2,243

	Unpaid Principal Balance	Associated Allowance	Carrying Amount	Average Carrying Amount(1)	Date Interest Income Recognized
	(In thousands)
March 31, 2013
With no specific allowance recorded:
Residential	$11,545	$—	$11,545	$12,655	$448
Commercial and industrial	280	—	280	1,020	75
Land and construction	9,982	—	9,982	21,678	189
Multi-family	12,217	—	12,217	14,826	400
Retail/office	6,913	—	6,913	15,810	350
Other commercial real estate	13,365	—	13,365	19,378	691
Education	—	—	—	—	—
Other consumer	531	—	531	665	62

Subtotal	54,833	—	54,833	86,032	2,215

With an allowance recorded (2):
Residential	25,833	7,038	18,795	23,509	611
Commercial and industrial	3,480	2,508	972	1,556	78
Land and construction	23,492	6,552	16,940	19,024	659
Multi-family	15,448	4,261	11,187	13,918	722
Retail/office	14,505	3,312	11,193	19,553	519
Other commercial real estate	18,618	5,057	13,561	19,545	632
Education (3)	424	1	423	615	—
Other consumer	3,722	363	3,359	6,167	293

Subtotal	105,522	29,092	76,430	103,887	3,514

Total
Residential	37,378	7,038	30,340	36,164	1,059
Commercial and industrial	3,760	2,508	1,252	2,576	153
Land and construction	33,474	6,552	26,922	40,702	848
Multi-family	27,665	4,261	23,404	28,744	1,122
Retail/office	21,418	3,312	18,106	35,363	869
Other commercial real estate	31,983	5,057	26,926	38,923	1,323
Education (3)	424	1	423	615	—
Other consumer	4,253	363	3,890	6,832	355

	$160,355	$29,092	$131,263	$189,919	$5,729

(1)	The average carrying amount of loans in each category is calculated on a trailing four quarter basis.
(2)	Includes ratio-based allowance for loan losses of $0.5 million and $0.7 million associated with loans totaling $2.7 million and $2.9 million at September 30, 2013 and March 31, 2013, respectively, for which individual reviews have not been completed but an allowance established based on the ratio of allowance for loan losses to unpaid principal balance for the loans individually reviewed, by class of loan.
(3)	Excludes the guaranteed portion of education loans 90+ days past due with unpaid principal balance of $9,583 and $13,697 and average carrying amounts totaling $16,124 and $21,249 at September 30, 2013 and March 31, 2013, respectively, that are not considered impaired based on a guarantee provided by government agencies.

The carrying amounts in the tables above include the unpaid principal balance less the associated allowance. The average carrying amount is calculated based on ending quarterly balances. The interest income recognized is the fiscal year to date interest income recognized on a cash basis.

The following is additional information regarding impaired loans:

	September 30, 2013	March 31, 2013
	(In thousands)
Unpaid principal balance of impaired loans:
With specific reserve required	$79,720	$105,522
Without a specific reserve	54,831	54,833

Total impaired loans	134,551	160,355
Less:
Specific valuation allowance for impaired loans	(30,149)	(29,092)

Carrying amount of impaired loans	$104,402	$131,263

Average carrying amount of impaired loans	$114,440	$189,919
Loans and troubled debt restructurings on non-accrual status	97,002	118,790
Troubled debt restructurings – accrual	37,549	41,565
Troubled debt restructurings – non-accrual (1)	23,981	26,287
Loans past due ninety days or more and still accruing (2)	9,583	13,697

(1)	Troubled debt restructurings – non-accrual are included in the loans and troubled debt restructurings on non-accrual status line item above.
(2)	Includes the guaranteed portion of education loans of $9,583 and $13,697 at September 30, 2013 and March 31, 2013, respectively, that were 90+ days past due which continue to accrue interest due to a guarantee provided by government agencies covering approximately 97% of the outstanding balance.

The following table presents interest income recognized on impaired loans on a cash basis:

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands)
Interest income recognized on impaired loans on a cash basis	$1,106	$1,841	$2,243	$3,744

Although the Corporation is currently not committed to lend any additional funds on impaired loans in accordance with the original terms of these loans, it is not legally obligated to disburse funds but will, on certain occasions, disburse additional funds to improve our collateral position or reduce our exposure.

The Corporation continues to experience declines in the valuations for real estate collateral supporting portions of its loan portfolio, as reflected in recently received appraisals. Currently, $166.6 million or approximately 89% of the unpaid principal balance of classified loans (i.e. loans risk rated as substandard or loss) have recent appraisals (i.e. within one year) or have been determined to not need an appraisal. Loans that do not require an appraisal under corporate policy include situations in which the loan (i) is fully reserved; (ii) has a small balance (less than $250,000) and rather than being individually evaluated for impairment, is included in a homogenous pool of loans; (iii) uses a net present value of future cash flows to measure impairment; or (iv) is not secured by real estate. Appraised values greater than one year old are discounted by an additional 10% for improved land or commercial real estate and 20% for unimproved land, in determination of the allowance for loan losses.

While corporate policy may not require updated appraisals for these loans, new appraisals may still be obtained. For example, 46% of the loans which do not require an updated appraisal do have either an appraisal within the last year or an appraisal on order. If real estate values decline, the Corporation may have to increase its allowance for loan losses as updated appraisals or other indications of a decrease in the value of collateral are received.

The following table presents the aging of the recorded investment in past due loans as of September 30, 2013 and March 31, 2013 by class of loans:

	Days Past Due
	30-59	60-89	90 or More	Total
	(In thousands)
September 30, 2013
Residential	$1,334	$1,540	$20,607	$23,481
Commercial and industrial	207	128	1,719	2,054
Land and construction	—	3,710	10,120	13,830
Multi-family	1,300	332	16,066	17,698
Retail/office	631	144	10,295	11,070
Other commercial real estate	104	71	4,593	4,768
Education	4,065	3,215	9,880	17,160
Other consumer	905	441	2,381	3,727

	$8,546	$9,581	$75,661	$93,788

March 31, 2013
Residential	$2,028	$3,390	$24,645	$30,063
Commercial and industrial	1,004	115	2,212	3,331
Land and construction	841	456	11,777	13,074
Multi-family	2,170	856	17,619	20,645
Retail/office	2,160	653	12,263	15,076
Other commercial real estate	10	55	5,873	5,938
Education	4,414	3,853	14,121	22,388
Other consumer	1,667	731	3,699	6,097

	$14,294	$10,109	$92,209	$116,612

Total delinquencies (loans past due 30 days or more) at September 30, 2013 were $93.8 million. The Corporation has experienced a reduction in delinquencies at each quarter-end since December 31, 2010 due to improving credit conditions and loans moving to OREO. Education loans past due 90 days or more totaling $9.9 million are still accruing interest due to the approximate 97% guarantee provided by governmental agencies. Loans less than 90 days delinquent may be placed on non-accrual status when the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual.

Credit Quality Indicators:

The Corporation groups commercial and industrial loans and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. This analysis is updated on a monthly basis. The following definitions are used for risk ratings:

Pass. Loans classified as pass represent assets that are evaluated and are performing under the stated terms. Pass rated assets are analyzed by the pay capacity of the obligor, current net worth of the obligor and/or by the value of the loan collateral. A subcategory of loans classified as pass are watch loans.

Watch. Loans classified as watch possess potential weaknesses that require management attention, but do not yet warrant adverse classification. While the status of an asset put on this list does not technically trigger their classification as substandard or non-accrual, it is considered a proactive way to identify potential issues and address them before the situation deteriorates further and results in a loss.

Special Mention. Loans classified as special mention exhibit material negative financial trends due to company specific or industry conditions which, if not corrected or mitigated, threaten their capacity to meet current or continuing debt obligations. These borrowers still demonstrate the financial flexibility to address and cure the root cause of these adverse financial trends without significant deviations from their current business plan. Their potential weakness deserves close attention and warrant enhanced monitoring. The expectation is these borrowers will return to a pass rating given reasonable time; or will be further downgraded.

Substandard. Loans classified as substandard are inadequately protected by the current net worth, paying capacity of the obligor, or by the collateral pledged. Substandard assets must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Corporation will sustain a loss if the deficiencies are not corrected.

Non-Accrual. Loans classified as non-accrual have the weaknesses of those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans that fall into this category are deemed collateral dependent and an individual impairment evaluation is performed for all relationships greater than $500,000. Loans in this category are allocated a specific reserve if the collateral does not support the outstanding loan balance or charged off if deemed uncollectible.

As of September 30, 2013 and March 31, 2013, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Non-Accrual	Total Unpaid Principal Balance
	(In thousands)
September 30, 2013
Commercial and industrial	$18,859	$—	$9,800	$1,684	$30,343
Commercial real estate:
Land and construction	61,888	—	11,840	26,919	100,647
Multi-family	240,281	307	6,817	17,295	264,700
Retail/office	144,697	2,681	12,838	14,057	174,273
Other	125,775	21,665	29,820	8,151	185,411

	$591,500	$24,653	$71,115	$68,106	$755,374

Percent of total unpaid principal balance	78.3%	3.3%	9.4%	9.0%	100.0%

March 31, 2013
Commercial and industrial	$21,141	$878	$5,640	$2,915	$30,574
Commercial real estate:
Land and construction	64,229	787	15,150	31,787	111,953
Multi-family	245,980	3,660	17,155	20,652	287,447
Retail/office	156,919	5,144	19,100	17,523	198,686
Other	107,465	22,894	34,333	8,165	172,857

	$595,734	$33,363	$91,378	$81,042	$801,517

Percent of total unpaid principal balance	74.3%	4.2%	11.4%	10.1%	100.0%

Residential and consumer loans are managed on a pool basis due to their homogeneous nature. Loans that are delinquent 90 days or more are considered non-accrual. The following table presents the unpaid principal balance of residential and consumer loans based on accrual status as of September 30, 2013 and March 31, 2013:

	September 30, 2013			March 31, 2013
	Accrual	Non-Accrual	Total Unpaid Principal Balance	Accrual	Non-Accrual	Total Unpaid Principal Balance
	(In thousands)
Residential	$510,347	$25,560	$535,907	$514,613	$33,107	$547,720
Consumer:
Education (1)	137,812	296	138,108	166,005	424	166,429
Other consumer	237,023	3,040	240,063	243,313	4,217	247,530

	$885,182	$28,896	$914,078	$923,931	$37,748	$961,679

(1)	Non-accrual education loans represent the portion of these loans 90+ days past due that are not covered by a guarantee provided by government agencies that is limited to approximately 97% of the outstanding balance.

Troubled Debt Restructurings

Modification of loan terms in a troubled debt restructuring (“TDR”) is generally in the form of an extension of payment terms or lowering of the interest rate, although occasionally the Corporation has reduced the outstanding principal balance.

Loans modified in a troubled debt restructuring that are currently on non-accrual status will remain on non-accrual status for a period of at least six months. If after six months, or a longer period sufficient to demonstrate the willingness and ability of the borrower to perform under the modified terms, the borrower has made payments in accordance with the modified terms, the loan is returned to accrual status but retains its designation as a troubled debt restructuring. The designation as a troubled debt restructuring is removed after the restructuring if both of the following conditions exist: (a) the restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of restructuring for a new loan with comparable risk and (b) the loan is not impaired based on the terms specified by the restructuring agreement.

The following table presents information related to loans modified in a troubled debt restructuring, by portfolio segment, during the three and six months ended September 30, 2013 and 2012:

	Three Months Ended September 30, 2013				Three Months Ended September 30, 2012
Troubled Debt Restructurings (1)	Number of Modifications	Unpaid Principal Balance (2) (at period end)	Balance in the ALLL (3)		Number of Modifications	Unpaid Principal Balance (2) (at period end)	Balance in the ALLL (3)
			Prior to Modification	At Period End			Prior to Modification	At Period End
	(Dollars in thousands)
Residential	2	$377	$—	$—	7	$757	$185	$185
Commercial and industrial	4	7,562	1,886	2,166	1	24	—	—
Land and construction	—	—	—	—	1	125	—	—
Multi-family	—	—	—	—	—	—	—	—
Retail/office	—	—	—	—	—	—	—	—
Other commercial real estate	1	146	—	—	3	706	58	58
Education	—	—	—	—	—	—	—	—
Other consumer	7	190	—	—	—	—	—	—

	14	$8,275	$1,886	$2,166	12	$1,612	$243	$243

	Six Months Ended September 30, 2013				Six Months Ended September 30, 2012
Troubled Debt Restructurings (1)	Number of Modifications	Unpaid Principal Balance (2) (at period end)	Balance in the ALLL (3)		Number of Modifications	Unpaid Principal Balance (2) (at period end)	Balance in the ALLL (3)
			Prior to Modification	At Period End			Prior to Modification	At Period End
	(Dollars in thousands)

Residential	2	$377	$—	$—	7	$757	$185	$185
Commercial and industrial	4	7,562	1,886	2,166	3	181	206	151
Land and construction	—	—	—	—	3	1,088	96	—
Multi-family	—	—	—	—	—	—	—	—
Retail/office	1	46	—	—	3	1,712	596	649
Other commercial real estate	2	240	—	—	3	706	58	58
Education	—	—	—	—	—	—	—	—
Other consumer	7	190	—	—	2	34	—	—

	16	$8,415	$1,886	$2,166	21	$4,478	$1,141	$1,043

(1)	Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported in this table.
(2)	The unpaid principal balance is inclusive of all partial paydowns and charge-offs since the modification date.
(3)	The balance in the ALLL represents any specific component of the allowance for loan losses associated with these loans. All other loans have a general reserve.

The following tables present the unpaid principal balance of loans modified in a troubled debt restructuring during the three and six months ended September 30, 2013 and 2012, by portfolio segment and by type of modification:

	Three Months Ended September 30, 2013
Troubled Debt Restructurings (1)(2)	Principal and Interest to Interest Only	Interest Rate Reduction		Below Market Rate (4)	Other (5)	Total
		To Below Market Rate	To Interest Only (3)
	(In thousands)
Residential	$—	$377	$—	$—	$—	$377
Commercial and industrial	—	—	—	—	7,562	7,562
Land and construction	—	—	—	—	—	—
Multi-family	—	—	—	—	—	—
Retail/office	—	—	—	—	—	—
Other commercial real estate	—	—	—	146	—	146
Education	—	—	—	—	—	—
Other consumer	—	177	—	—	13	190

	$—	$554	$—	$146	$7,575	$8,275

	Three Months Ended September 30, 2012
Troubled Debt Restructurings (1)(2)	Principal and Interest to Interest Only	Interest Rate Reduction		Below Market Rate (4)	Other (5)	Total
		To Below Market Rate	To Interest Only (3)
	(In thousands)
Residential	$—	$—	$—	$—	$757	$757
Commercial and industrial	—	—	—	—	24	24
Land and construction	—	—	—	—	125	125
Multi-family	—	—	—	—	—	—
Retail/office	—	85	—	—	621	706
Other commercial real estate	—	—	—	—	—	—
Education	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—

	$—	$85	$—	$—	$1,527	$1,612

(1)	Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported in this table.
(2)	The unpaid principal balance is inclusive of all partial paydowns and charge-offs since the modification date.
(3)	Includes modifications of loan repayment terms from principal and interest to interest only, along with a reduction in the contractual interest rate.
(4)	Includes loans modified at below market rates for borrowers with similar risk profiles and having comparable loan terms and conditions. Market rates are determined by reference to internal new loan pricing grids that specify credit spreads based on loan risk rating and term to maturity.
(5)	Other modifications primarily include providing for the deferral of interest currently due to the new maturity date of the loan.

	Six Months Ended September 30, 2013
Troubled Debt Restructurings (1)(2)	Principal and Interest to Interest Only	Interest Rate Reduction		Below Market Rate (4)	Other (5)	Total
		To Below Market Rate	To Interest Only (3)
	(In thousands)
Residential	$—	$377	$—	$—	$—	$377
Commercial and industrial	—	—	—	—	7,562	7,562
Land and construction	—	—	—	—	—	—
Multi-family	—	—	—	—	—	—
Retail/office	—	46	—	—	—	46
Other commercial real estate	—	94	—	146	—	240
Education	—	—	—	—	—	—
Other consumer	—	177	—	—	13	190

	$—	$694	$—	$146	$7,575	$8,415

	Six Months Ended September 30, 2012
	Principal and Interest to Interest Only	Interest Rate Reduction		Below Market Rate (4)
Troubled Debt Restructurings (1)(2)		To Below Market Rate	To Interest Only (3)		Other (5)	Total
	(In thousands)
Residential	$—	$—	$—	$—	$757	$757
Commercial and industrial	—	—	—	28	153	181
Land and construction	—	—	—	—	1,088	1,088
Multi-family	—	—	—	—	—	—
Retail/office	—	—	161	—	1,551	1,712
Other commercial real estate	—	85	—	—	621	706
Education	—	—	—	—	—	—
Other consumer	—	—	—	18	16	34

	$—	$85	$161	$46	$4,186	$4,478

(1)	Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported in this table.
(2)	The unpaid principal balance is inclusive of all partial paydowns and charge-offs since the modification date.
(3)	Includes modifications of loan repayment terms from principal and interest to interest only, along with a reduction in the contractual interest rate.
(4)	Includes loans modified at below market rates for borrowers with similar risk profiles and having comparable loan terms and conditions. Market rates are determined by reference to internal new loan pricing grids that specify credit spreads based on loan risk rating and term to maturity.
(5)	Other modifications primarily include providing for the deferral of interest currently due to the new maturity date of the loan.

The following table presents loans modified in a troubled debt restructuring during the twelve months prior to the dates indicated, by portfolio segment, that subsequently defaulted (i.e.: 90 days or more past due following a modification) during the three and six months ended September 30, 2013 and September 30, 2012:

	Three Months Ended September 30,				Six Months Ended September 30,
	2013		2012		2013		2012
Troubled Debt Restructurings (1)	Number of Modified Loans	Unpaid Principal Balance (2) (at period end)	Number of Modified Loans	Unpaid Principal Balance (2) (at period end)	Number of Modified Loans	Unpaid Principal Balance (2) (at period end)	Number of Modified Loans	Unpaid Principal Balance (2) (at period end)
	(Dollars in thousands)				(Dollars in thousands)
Residential	—	$—	—	$—	—	$—	—	$—
Commercial and industrial	—	—	1	24	—	—	3	437
Land and construction	—	—	8	14,963	1	249	8	14,963
Multi-family	—	—	—	—	—	—	—	—
Retail/office	—	—	—	—	1	47	1	161
Other commercial real estate	7	1,362	1	110	8	1,459	1	110
Education	—	—	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—	—	—

	7	$1,362	10	$15,097	10	$1,755	13	$15,671

(1)	Loans modified in a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported in this table.
(2)	The unpaid principal balance is inclusive of all partial paydowns and charge-offs since the modification date.

Pledged Loans

At September 30, 2013 and March 31, 2013, residential, multi-family, education and other consumer loans receivable with unpaid principal of approximately $768.5 million and $823.7 million were pledged to secure borrowings and for other purposes as permitted or required by law. Certain real-estate related loans are pledged as collateral for FHLB borrowings. See Note 9.

Note 6 – Other Real Estate Owned

Real estate acquired by foreclosure or by deed in lieu of foreclosure as well as other repossessed assets (OREO) are held for sale and are initially recorded at fair value less a discount for estimated selling costs at the date of foreclosure. Any write down to fair value less estimated selling costs is charged to the allowance for loan losses. If the discounted fair value exceeds the net carrying value of the loans, recoveries to the allowance for loan losses are recorded to the extent of previous charge-offs, with any excess, which is infrequent, recognized as a gain in non-interest income. Subsequent to foreclosure, valuations are periodically performed and a valuation allowance is established if the carrying value exceeds the fair value less estimated selling costs. Costs relating to the development and improvement of the property may be capitalized. Holding period costs and subsequent changes to the valuation allowance are charged to OREO expense, net included in non-interest expense. Incremental valuation adjustments may be recognized in the Statements of Operations if, in the opinion of management, such additional losses are deemed probable.

A summary of the activity in other real estate owned is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands)
Balance at beginning of period	$68,241	$83,955	$84,342	$88,841
Additions (1)	9,443	27,920	12,704	46,738
Capitalized improvements	255	—	307	—
Valuations/write-offs/reserve for probable losses (2)	(1,972)	(5,117)	(4,340)	(9,751)
Valuation of deposit method property (3)	—	(3,301)	—	(3,301)
Transfer to premises and equipment	—	—	—	(2,870)
Sales	(10,070)	(8,539)	(27,116)	(24,739)

Balance at end of period	$65,897	$94,918	$65,897	$94,918

(1)	Includes a transfer from premises and equipment of a closed retail branch facility no longer used for banking purposes totaling $558,000 in both the three and six month periods ending September 30, 2012.
(2)	Includes adjustments to the OREO reserve for probable losses.
(3)	Represents the write-down to fair value less estimated selling costs of a loan classified as OREO due to a Bank financed sale of foreclosed property accounted for under the deposit method because of an inadequate down payment by the buyer. The buyer defaulted on this loan and the property has been foreclosed upon and revalued in OREO. The valuation amount includes the write-off of principal and interest payments received over the life of the loan totaling $1.4 million and a charge-off to the Allowance for loan losses of $1.9 million.

The balances at end of period above are net of a valuation allowance of $34.5 million and $26.2 million at September 30, 2013 and 2012, respectively, recognized during the holding period for declines in fair value subsequent to foreclosure or acceptance of deed in lieu of foreclosure. A summary of activity in the OREO valuation allowance is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands)
Balance at beginning of period	$35,448	$24,532	$36,009	$22,521
Provision	1,972	5,117	4,340	9,751
Sales	(2,921)	(3,491)	(5,850)	(6,114)

Balance at end of period	$34,499	$26,158	$34,499	$26,158

Net OREO expense consisted of the following components for the three and six months ended September 30, 2013 and 2012:

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands)
Valuation adjustments	$1,972	$5,117	4,340	9,751
Foreclosure cost expense	314	845	871	1,257
Expenses from operations, net	928	2,148	2,292	4,114

OREO expense, net	$3,214	$8,110	7,503	15,122

Note 7 – Mortgage Servicing Rights

Mortgage servicing rights (MSRs) are recorded when loans are sold to third parties with servicing of those loans retained. In addition, MSRs are recorded when acquiring or assuming an obligation to service a financial (loan) asset that does not relate to an asset that is owned. Servicing assets are initially measured at fair value determined using a discounted cash flow model based on market assumptions at the time of origination. Subsequently, the MSR asset is carried at the lower of amortized cost or fair value. MSRs are assessed for impairment using a discounted cash flow model provided by a third party that is based on current market assumptions at the end of each reporting period. For purposes of measuring impairment, the servicing rights are stratified into relatively homogeneous pools based on characteristics such as product type and interest rate bands. Impairment is recognized, if necessary, at the pool level rather than for each individual servicing right asset.

Accounting for MSRs is based on the amortization method. Under this method, servicing assets are amortized in proportion to and over the period of net servicing income. Income generated as the result of the capitalization of new servicing assets is reported as net gain on sale of loans and the amortization of servicing assets is reported as a reduction to loan servicing income in the consolidated statements of operations. Ancillary income is recorded in other non-interest income.

Information regarding mortgage servicing rights for the three and six months ended September 30, 2013 and 2012 is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands)
Balance at beginning of period	$23,871	$24,661	$24,235	$24,970
Additions	963	2,423	2,346	4,450
Amortization	(1,127)	(2,386)	(2,874)	(4,722)

Balance at end of period – before valuation allowance	23,707	24,698	23,707	24,698
Valuation allowance at end of period	(687)	(6,172)	(687)	(6,172)

Balance at end of period	$23,020	$18,526	$23,020	$18,526

Fair value at the end of the period	$24,203	$18,833	$24,203	$18,833
Key assumptions:
Weighted average discount rate	10.64%	10.90%	10.64%	10.90%
Weighted average prepayment speed	9.04%	19.71%	9.04%	19.71%

The projections of amortization expense for mortgage servicing rights set forth below are based on asset balances as of September 30, 2013 and an assumed amortization rate of 20% per year. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

MSR Amortization
(In thousands)
Six months ended September 30, 2013	$2,874

Estimate for the year ended March 31,
2014 (six months remaining)	$2,371
2015	4,267
2016	3,414
2017	2,731
2018	2,185
Thereafter	8,739

Total	$23,707

Mortgage loans serviced for others are not included on the consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others was approximately $2.80 billion and $2.91 billion at September 30, 2013 and March 31, 2013, respectively.

Loans intended to be sold are originated in accordance with specific criteria established by the investor agencies – these are known as “conforming loans”. During the sale of these loans, certain representations and warranties are made that the loans conform to these previously established underwriting standards. In the event that a loan is found to be out of compliance with any of these representations and warranties or standards, the Corporation could be responsible for repurchasing the loan at the unpaid principal balance or indemnifying the buyer against loss related to that loan. The expense recorded to indemnify investors for such losses totaled $0.2 million and $0.3 million for the three months ending September 30, 2013 and 2012, respectively, and $0.6 million and $0.5 million for the six months ending September 30, 2013 and 2012, respectively.

Note 8 – Deposits

Deposits are summarized as follows:

	September 30, 2013		March 31, 2013
	Carrying Amount	Weighted Average Rate	Carrying Amount	Weighted Average Rate
	(Dollars in thousands)
Non-interest-bearing checking	$250,250	—%	$267,732	—%
Interest-bearing checking	279,098	0.06	295,478	0.08

Total checking accounts	529,348	0.03	563,210	0.04
Money market accounts	472,091	0.19	491,330	0.19
Regular savings	297,704	0.10	290,705	0.10
Advance payments by borrowers for taxes and insurance	58,484	0.10	20,804	0.10
Certificates of deposit:
0.00% to 0.99%	485,951	0.34	519,909	0.39
1.00% to 1.99%	63,235	1.29	92,164	1.23
2.00% to 2.99%	16,662	2.37	17,628	2.37
3.00% to 3.99%	7,955	3.61	12,433	3.58
4.00% and above	11,714	4.36	16,842	4.38

Total certificates of deposit	585,517	0.63	658,976	0.72

Total deposits	$1,943,144	0.26%	$2,025,025	0.31%

Maturities of certificates of deposit outstanding at September 30, 2013 are summarized as follows:

Matures During Year Ending March 31,	Amount
(In thousands)
2014 (six remaining months)	$258,252
2015	218,881
2016	40,001
2017	34,884
2018	24,288
2019	9,211

Total	$585,517

At September 30, 2013 and March 31, 2013, certificates of deposit with balances greater than or equal to $100,000 totaled $97.9 million and $109.5 million, respectively.

The Bank has entered into agreements with certain brokers that provided deposits obtained from their customers at specified interest rates for an identified fee, or so called “brokered deposits.” At September 30, 2013 and March 31, 2013, the Bank had zero and $100,000 in brokered deposits, respectively. Due to terms of the Cease and Desist Order, the Bank is currently prohibited from obtaining or renewing any brokered deposits. There were no out-of-network certificates of deposit at September 30, 2013. These deposits, which are not considered brokered deposits, are opened via internet listing services and are kept within FDIC insured balance limits.

Note 9 – Other Borrowed Funds

Other borrowed funds consist of the following:

		September 30, 2013		March 31, 2013
	Matures During Year Ending March 31,	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Dollars in thousands)

FHLB advances:	2014 (six months remaining)	$6,500	1.15%	$11,500	1.93%
	2018	—	0.00	100,000	3.36
	2019	10,000	2.33	86,000	2.87

Total FHLB advances		16,500		197,500
Credit agreement		—	0.00	116,300	15.00
Repurchase agreements		3,248	0.12	3,425	0.14

		$19,748	1.20%	$317,225	7.41%

FHLB Advances

The Bank pledges certain loans that meet underwriting criteria established by the FHLB as collateral for outstanding advances. The unpaid principal balance of loans pledged to secure FHLB borrowings totaled $679.0 million and $717.0 million at September 30, 2013 and March 31, 2013, respectively. The FHLB borrowings are also collateralized by mortgage-related securities with a fair value of $129.5 million and $152.1 million at September 30, 2013 and March 31, 2013, respectively.

On September 19, 2013, FHLB advances totaling $176.0 million were prepaid. The prepaid advances were fixed rate, maturing in 2018, with a then current weighted average rate of 3.18%. The prepayment triggered an early termination penalty of $16.1 million which was recorded in non-interest expense.

Credit Agreement

As of March 31, 2013, the Corporation had drawn a total of $116.3 million pursuant to the Amended and Restated Credit Agreement, dated as of June 9, 2008 (as amended from time to time, the “Credit Agreement”) at a weighted average interest rate of 15.00%, on a short term line of credit to various lenders led by U.S. Bank (the “Agent”). On September 27, 2013, pursuant to the Plan of Reorganization, the Corporation satisfied all of our obligations under the Credit Agreement by a cash payment to the Lenders of $49.0 million (plus expense reimbursement as contemplated by the Credit Agreement).

Note 10 – Capital Purchase Program

On January 30, 2009, pursuant to the Treasury’s Capital Purchase Program, the Corporation issued and sold to the Treasury 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Corporation with an aggregate liquidation preference of $110,000,000 (the “TARP Preferred Stock”). In addition, the Corporation issued to the Treasury a warrant (the “TARP Warrant”) to purchase up to 7,399,103 shares of the common stock at an initial per share exercise price of $2.23. On September 27, 2013, pursuant to the Plan of Reorganization, the Corporation (i) exchanged the TARP Preferred Stock for 60.0 million shares of common stock (adjusted to 300,000 shares as a result of the reverse stock split) and (ii) cancelled the TARP Warrant in its entirety.

Note 11 – Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by bank regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of core, tangible, and risk-based capital. At September 30, 2013, the Bank had a tier 1 leverage (core) ratio of 9.06% and a total risk-based capital ratio of 16.30%, each meeting the required capital ratios set forth above. As a result of the Plan of Reorganization and the recapitalization of the Bank, the Bank is in compliance with the tier 1 (core) leverage and total risk-based capital ratios as required by the Bank Order. See Note 2.

The following table summarizes the Bank’s capital ratios and the ratios required by its federal regulators to be considered adequately or well capitalized under standard regulatory guidelines and as required by the Cease and Desist Order at September 30, 2013 and March 31, 2013:

			Minimum Required
			To be Adequately		To be Well		Under Order to
	Actual		Capitalized		Capitalized		Cease and Desist
	Capital	Ratio	Capital	Ratio	Capital	Ratio	Capital	Ratio
	(Dollars in thousands)
September 30, 2013
Tier 1 leverage (1)	$197,962	9.06%	$87,430	4.00%	$109,288	5.00%	$174,860	8.00%
Tier 1 risk-based capital (2)	197,962	14.99	52,821	4.00	79,231	6.00	N/A	N/A
Total risk-based capital (3)	215,209	16.30	105,642	8.00	132,052	10.00	158,463	12.00

March 31, 2013
Tier 1 leverage (1)	$107,272	4.53%	$94,775	4.00%	$118,469	5.00%	$189,551	8.00%
Tier 1 risk-based capital (2)	107,272	7.71	55,655	4.00	83,483	6.00	N/A	N/A
Total risk-based capital (3)	125,459	9.02	111,311	8.00	139,139	10.00	$166,966	12.00

(1)	Tier 1 capital divided by adjusted total assets.
(2)	Tier 1 capital divided by total risk-weighted assets.
(3)	Total risk-based capital divided by total risk-weighted assets.

The following table presents the Bank’s federal regulatory capital at September 30, 2013 and March 31, 2013:

	September 30,	March 31,
	2013	2013
	(In thousands)

Stockholders’ equity of the Bank	$195,189	$112,796
Less: Disallowed servicing assets	(1,236)	(1,945)
Accumulated other comprehensive (income) loss	4,009	(3,579)

Tier 1 capital	197,962	107,272
Plus: Allowable allowance for loan losses	17,247	18,187

Total risk-based capital	$215,209	$125,459

Note 12 – Commitments and Contingent Liabilities

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement and exposure to credit loss the Corporation has in particular classes of financial instruments. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. Since many of the commitments are expected to expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements.

Financial instruments whose contract amounts represent credit risk are as follows:

	September 30, 2013	March 31, 2013
	(In thousands)

Commitments to extend credit	$39,246	$34,697
Unused commitments	469	—
Unused lines of credit:
Home equity	104,609	108,628
Credit cards	22,551	28,541
Commercial	50,217	15,666
Letters of credit	16,659	15,546
Credit enhancement under the Federal Home Loan Bank of Chicago Mortgage Partnership Finance Program	15,877	15,877

Commitments to extend credit are in the form of a loan in the near future. Unused commitments include closed residential mortgage loans in the recission period. Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and may be drawn upon at the borrowers’ discretion. Letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. Commitments and letters of credit primarily have fixed expiration dates or other termination clauses and may require payment of a fee. As some such commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer’s creditworthiness on a case-by-case basis. With the exception of credit card lines of credit, the Corporation primarily extends credit on a secured basis. Collateral obtained consists primarily of single-family residences and income-producing commercial properties.

At September 30, 2013, the Corporation has $7.3 million of reserves on unfunded loan commitments, unused lines of credit, letters of credit and repurchase of sold loans classified in other liabilities. The Corporation intends to fund commitments through current liquidity.

The Bank previously participated in the Mortgage Partnership Finance (MPF) Program of the Federal Home Loan Bank of Chicago (FHLB). The program was intended to provide member institutions with an alternative to holding fixed-rate mortgages in their loan portfolios or selling them in the secondary market. An institution participates in the MPF Program by either originating individual loans on a “flow” basis as agent for the FHLB pursuant to the “MPF 100 Program” or by selling, as principal, closed loans owned by an institution to the FHLB pursuant to one of the FHLB’s closed-loan programs. The program was discontinued in 2008 in its present format and the Bank no longer funds loans through the MPF program. The Bank does, however, continue to service the loans funded under the program and maintains the credit exposure and credit enhancement fees. Under the MPF Program, credit risk is shared by the participating institution and the FHLB by structuring the loss exposure in several layers, with the participating institution being liable for losses after application of an initial layer of losses (after any private mortgage insurance) is absorbed by the FHLB, subject to an agreed-upon maximum amount of such secondary credit enhancement which is intended to be in an amount equivalent to a

“AA” credit risk rating by a rating agency. The participating institution receives credit enhancement fees from the FHLB for providing this credit enhancement and continuing to manage the credit risk of the MPF Program loans. Participating institutions are also paid specified servicing fees for servicing the loans.

Pursuant to a credit enhancement feature of the MPF program, the Corporation has retained secondary credit loss exposure in the amount of $15.9 million at September 30, 2013 related to approximately $227.6 million of residential mortgage loans that the Bank has originated as agent for the FHLB. Under the credit enhancement, the FHLB is liable for losses on loans up to one percent of the original delivered loan balances in each pool. The Bank is then liable for losses over and above the first position up to a contractually agreed-upon maximum amount in each pool that was delivered to the Program. The Corporation receives a monthly fee for this credit enhancement obligation based on the outstanding loan balances. The Corporation has recorded net credit enhancement fee income from this program totaling $6,400 and $7,600 for the six month periods ending September 30, 2013 and 2012, respectively. Based on historical experience, the Corporation does not anticipate that any credit losses will be incurred under the credit enhancement obligation.

Other loans sold to investors with recourse to the Corporation met the underwriting standards of the investor and the Corporation at the time of origination. In the event of default by the borrower, the investor may resell the loans to the Corporation at par value. As the Corporation expects relatively few such loans to become delinquent, the total amount of loans sold with recourse does not necessarily represent future cash requirements. Collateral obtained on such loans consists primarily of single-family residences. The unpaid principal balance of loans repurchased from investors totaled $376,000 and $714,000 for the three months ending September 30, 2013 and 2012, respectively and $604,000 and $1.4 million for the six months ending September 30, 2013 and 2012, respectively. Alternatively, investors make requests to be made whole on a loan whereby the property has been disposed of at a loss. The related expense was $223,000 and $265,000 for the three months ending September 30, 2013 and 2012, respectively and $594,000 and $491,000 for the six months ending September 30, 2013 and 2012, respectively.

In the ordinary course of business, there are legal proceedings against the Corporation and its subsidiaries. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material, adverse effect on the consolidated financial position of the Corporation.

One pending lawsuit against the Corporation currently in the discovery stage involves a Bank-issued letter of credit in support of a residential real estate development. A specific reserve for loss on unfunded loan commitments has been established at June 30, 2013 in the amount of $2.4 million due to a shortfall in the value of the residential real estate development supporting the letter of credit, $1.7 million of which was recorded during the quarter ended June 30, 2013.

Note 13 – Derivative Financial Instruments

The Corporation enters into contracts that meet the definition of derivative financial instruments in accordance with ASC 815 – Derivative and Hedging. Derivatives are used as part of a risk management strategy to address exposure to changes in interest rates inherent in the Corporation’s origination and sale of certain residential mortgages into the secondary market. These derivative contracts used for risk management purposes include: (1) interest rate lock commitments provided to customers to fund mortgage loans intended to be sold; and (2) forward sale contracts for the future delivery of funded residential mortgages.

Forward sale contracts are entered into when interest rate lock commitments are granted to customers in an effort to economically hedge the effect of future changes in interest rates on the commitments to fund mortgage loans intended to be sold (the “pipeline”), as well as on the portfolio of funded mortgages not yet sold (the “warehouse”). For accounting purposes, these derivatives are not designated as being in a hedging relationship. The contracts are carried at fair value on the consolidated balance sheets, with changes in fair value recorded in the consolidated statements of operations.

Derivative financial instruments are summarized as follows:

		September 30, 2013		March 31, 2013
	Balance Sheet Location	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
		(In thousands)
Derivative assets:
Interest rate lock commitments (1)	Other assets	$13,618	$297	$53,169	$689
Unused commitments (2)	Other assets	469	15	—	—
Forward contracts to sell mortgage loans (3)	Other assets	7,000	10	10,000	1

Derivative liabilities:
Interest rate lock commitments (1)	Other liabilities	—	—	559	3
Unused commitments (2)	Other liabilities	—	—	—	—
Forward contracts to sell mortgage loans (3)	Other assets	10,000	216	50,000	313

(1)	Interest rate lock commitments include $5.9 million and $35.8 million of commitments not yet approved in the credit underwriting process at September 30, 2013 and March 31, 2013, respectively, yet represent potential interest rate risk exposure to the extent of those mortgage loan applications eventually approved for funding.
(2)	The Corporation recognizes fair value of unused commitments held for trading which consists of closed residential real estate loans still in recission at period end.
(3)	The Corporation has elected to offset the fair value of individual forward sale contracts and present a net amount on the Consolidated Balance Sheets in accordance with ASC 815-45, Derivatives and Hedging.

Net gains (losses) included in the consolidated statements of operations related to derivative financial instruments, recognized in net gain on sale of loans, are summarized as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands)		(In thousands)

Interest rate lock commitments	$974	$509	$(375)	$2,788
Forward contracts to sell mortgage loans	(103)	(3,360)	2,426	(7,176)

Total	$871	$(2,851)	$2,051	$(4,388)

Note 14 – Fair Value of Financial Instruments

ASC Topic 820 establishes a framework for measuring fair value and disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, various valuation methods are used including market, income and cost approaches. Assumptions that market participants would use in pricing the asset or liability are utilized in these valuation methods, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs may be readily observable, market corroborated or generally unobservable inputs. Valuation methodologies are employed that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on observability of the inputs used in the valuation methodologies, financial assets and liabilities measured at fair value on a recurring and nonrecurring basis are categorized according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities that are adjusted to fair value are classified in one of the following three categories:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value on a Recurring Basis

The table below presents the financial instruments carried at fair value as of September 30, 2013 and March 31, 2013, by the valuation hierarchy (as described above):

	Level 1	Level 2	Level 3	Total
	(In Thousands)
September 30, 2013
Financial assets
Investment securities available for sale:
U.S. government sponsored and federal agency obligations	$—	$3,401	$—	$3,401
Corporate stock and bonds	470	—	—	470
Non-agency CMOs	—	—	6,606	6,606
Government sponsored agency mortgage-backed securities	—	52,422	—	52,422
GNMA mortgage-backed securities	—	229,469	—	229,469
Loans held for sale (1)	—	4,571	—	4,571
Other assets:
Interest rate lock commitments	—	297	—	297
Unused commitments	—	15	—	15
Forward contracts to sell mortgage loans	—	10	—	10

Total	$470	$290,185	$6,606	$297,261

Financial liabilities
Other liabilities:
Interest rate lock commitments	$—	$—	$—	$—
Unused commitments	—	—	—	—
Forward contracts to sell mortgage loans	—	216	—	216

Total	$—	$216	$—	$216

(1)	Beginning April 1, 2013, pursuant to ASC 825-10-25 Fair Value Option, loans held for sale are recorded at fair value.

	Level 1	Level 2	Level 3	Total
	(In thousands)
March 31, 2013
Financial assets
Investment securities available for sale:
U.S. government sponsored and federal agency obligations	$—	$3,504	$—	$3,504
Corporate stock and bonds	264	—	—	264
Non-agency CMOs	—	—	7,549	7,549
Government sponsored agency mortgage-backed securities	—	3,184	—	3,184
GNMA mortgage-backed securities	—	252,286	—	252,286
Other assets:
Interest rate lock commitments	—	689	—	689
Forward contracts to sell mortgage loans	—	—	—	1

Total	$264	$259,663	$7,549	$267,477

Financial liabilities
Other liabilities:
Interest rate lock commitments	$—	$3	$—	$3
Forward contracts to sell mortgage loans	—	312	—	313

Total	$—	$315	$—	$316

An independent service is used to price available-for-sale U.S. government sponsored and federal agency obligations, government sponsored agency mortgage-backed securities, and GNMA mortgage-backed securities using a market data model under Level 2. The significant inputs used at September 30, 2013 and March 31, 2013 to price GNMA mortgage-backed securities are as follows:

			Weighted			Weighted
	September 30, 2013		Average	March 31, 2013		Average
	From	To		From	To
Coupon rate	1.6%	4.6%	2.4%	1.6%	4.6%	2.4%
Duration (in years)	1.3	7.0	4.0	1.2	5.1	3.6
PSA prepayment speed	134	351	215	283	453	332

The Corporation had 98.9% of its non-agency CMOs valued by an independent pricing service that used a discounted cash flow model that incorporates inputs considered Level 3 by the accounting guidance.

			Weighted			Weighted
	September 30, 2013		Average	March 31, 2013		Average
	From	To		From	To
Observable inputs:
30 to 59 day delinquency rate	2.6%	4.0%	3.7%	2.0%	4.6%	3.8%
60 to 89 day delinquency rate	1.0	3.3	1.7	0.7	3.1	1.8
90 plus day delinquency rate	3.1	8.5	5.9	2.4	6.2	5.6
Loss severity	53.3	72.7	56.1	39.9	71.2	58.3
Coupon rate	5.0	6.0	5.5	5.0	6.0	5.5
Current credit support	—	4.9	—	—	58.4	1.4
Unobservable inputs:
Month 1 to month 24 constant default rate	5.2	10.9	7.6	4.5	11.5	8.1
Discount rate	4.0	7.0	6.5	4.0	7.0	6.3

Loans held for sale consist primarily of the current origination of certain fixed- and adjustable-rate residential mortgage loans and effective April 1, 2013 are carried at fair value with no deferral of fees or costs, determined on a loan by loan basis.

Prior to April 1, 2013, these loans were carried at the lower of cost or fair value. These loans were valued individually based upon quoted market prices for similar loans and the amount of any gross loss was recorded as a valuation allowance in loans held for sale. Fees received from the borrower and direct costs to originate the loan were deferred and recorded as an adjustment to the loan carrying value. Valuation adjustments were included in the statement of operations in net gain on the sale of loans.

Loans held for sale are summarized as follows:

	September 30, 2013	March 31, 2013
	(In thousands)
Unpaid principal balance	$4,433	$18,064
Valuation adjustments:
To fair value	138	N/A
To the lower of cost or fair value	N/A	(6)

Carrying value	$4,571	$18,058

Other assets and other liabilities include interest rate lock commitments provided to customers to fund mortgage loans intended to be sold and forward sale contracts for future delivery of funded residential mortgages to investors. The Corporation relies on an internal valuation model to estimate the fair value of its interest rate lock commitments, which includes applying an estimated pull-through rate (the percentage of commitments expected to result in a closed loan) based on historical experience; multiplied by quoted investor prices on closed loans for future delivery determined to be reasonably applicable to the loan commitment based on interest rate, terms and rate lock expiration.

The Corporation also relies on an internal valuation model to estimate the fair value of its forward contracts to sell residential mortgage loans (i.e., an estimate of what the Corporation would receive or pay to terminate the forward delivery contract) based on market prices for similar financial instruments, which includes matching specific terms and maturities of the forward commitments against applicable investor pricing available.

The following is a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands)
Non-agency CMOs
Beginning balance	$7,181	$18,476	$7,549	$21,592
Total realized/unrealized gains (losses):
Included in earnings	1	13	2	142
Included in other comprehensive income	82	866	196	1,034
Included in earnings as unrealized other-than-temporary impairment	—	(146)	—	(214)
Included in earnings upon payoff of securities for which other-than-temporary impairment was previously recognized	—	—	—	4
Included in earnings as realized other-than-temporary impairment	90	172	158	310
Principal repayments	(748)	(1,248)	(1,299)	(2,830)
Sales	—	(873)	—	(2,778)

Ending balance	$6,606	$17,260	$6,606	$17,260

There were no transfers in or out of Levels 1, 2 or 3 during the quarter ended September 30, 2013 and fiscal year ended March 31, 2013. The Corporation’s policy for determining transfers between levels occurs at the end of the reporting period when circumstances in the underlying valuation criteria changes and result in transfers between levels.

Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Loans held for sale and mortgage servicing rights includes only those items that were adjusted to fair value as of the dates indicated. The following table presents such assets carried on the consolidated balance sheet by caption and by level within the fair value hierarchy as of September 30, 2013 and March 31, 2013:

	Level 1	Level 2	Level 3	Total
	(In thousands)
September 30, 2013
Impaired loans, with an allowance recorded, net	$—	$—	$49,571	$49,571
Mortgage servicing rights	—	—	7,503	7,503
Other real estate owned	—	—	65,897	65,897

Total assets at fair value	$—	$—	$122,971	$122,971

March 31, 2013
Impaired loans, with an allowance recorded, net	$—	$—	$76,430	$76,430
Loans held for sale (1)	—	643	—	643
Mortgage servicing rights	—	—	20,889	20,889
Other real estate owned	—	—	84,342	84,342

Total assets at fair value	$—	$643	$181,661	$182,304

(1)	Effective April 1, 2013, loans held for sale are recorded at fair value and therefore are reflected in the table of financial instruments carried at fair value for the period ended September 30, 2013.

The Corporation does not adjust loans held for investment to fair value on a recurring basis. However, some loans are considered impaired and an allowance for loan losses is established. The specific reserves for collateral dependent impaired loans are based on the fair value of the underlying collateral less estimated costs to sell. The fair value of collateral is usually determined based on appraisals. In some cases, adjustments are made to appraised values due to various factors including age of the appraisal, age of comparables included in the appraisal, and known changes in the market and in the collateral. Since adjustments to appraised values are based on unobservable inputs, the resulting fair value measurement is categorized as a Level 3 measurement.

Mortgage servicing rights are recorded as an asset when loans are sold to third parties with servicing rights retained. Mortgage servicing rights are initially recorded at fair value and subsequently amortized in proportion to, and over the period of, estimated net servicing revenues. The carrying value of these assets is reviewed for impairment on a monthly basis using a lower of carrying value or fair value methodology. The fair value of servicing rights is determined by estimating the present value of future net cash flows using a discounted cash flow model, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans which include product type (i.e., fixed, adjustable or balloon) and interest rate bands. If the aggregate carrying value of the capitalized mortgage servicing rights for a stratum exceeds its fair value, the difference is recognized in non-interest expense as an impairment loss.

Critical assumptions used in the MSR discounted cash flow model include mortgage prepayment speeds, discount rates, costs to service, ancillary and late fee income. Variations in the assumptions could materially affect the estimated fair values. Changes to the assumptions are made when market data indicate that new trends have developed. Current market participant assumptions based on loan product types – fixed rate, adjustable rate and balloon loans – include discount rates in the range of 10.0% to 23.5% as well as total portfolio lifetime weighted average prepayment speeds of 7.2% to 50.5% annual CPR. Many of these assumptions are subjective and involve a high degree of management judgment. MSR valuation assumptions are reviewed and approved by management on a quarterly basis.

Prepayment speeds may be affected by economic factors such as changes in home prices, market interest rates, the availability of other credit products to borrowers and customer payment patterns. Prepayment speeds include the impact of all borrower prepayments, including full payoffs, additional principal payments and the impact of loans paid off due to foreclosure liquidations. As market interest rates decline, prepayment speeds will generally increase as customers refinance existing mortgages to more favorable interest rate terms. As prepayment speeds increase, anticipated cash flows will generally decline resulting in a potential reduction, or impairment, of the fair value of the capitalized MSRs. Alternatively, an increase in market interest rates may cause a decrease in prepayment speeds and therefore an increase in fair value of MSRs. Annually, external data is obtained to test the values and assumptions that are used for the initial valuations in the discounted cash flow model.

Real estate acquired by foreclosure, real estate acquired by deed in lieu of foreclosure and other repossessed assets (OREO) are held for sale and are initially recorded at fair value less estimated selling expenses at the date of foreclosure. OREO is re-measured at the lower of cost or fair value after initial recognition and reported using a valuation allowance on foreclosed assets. Fair value is generally based on third party appraisals and is therefore considered a Level 3 measurement.

Fair Value Summary

ASC Topic 825 requires disclosure of fair value information about financial instruments, for which it is practicable to estimate that value, whether or not recognized in the consolidated balance sheets, including those financial assets and liabilities that are not measured and reported at fair value on a recurring or nonrecurring basis. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Results from these techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in immediate settlement of the instruments. Certain financial instruments with a fair value that is not practicable to estimate and all non-financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented in the table below do not necessarily represent the underlying value of the Corporation.

The following methods and assumptions were used in estimating the fair value of financial instruments that were not previously disclosed:

Cash and cash equivalents and accrued interest: The carrying amounts reported in the balance sheets approximate the fair values for those assets and liabilities. In accordance with ASC Topic 820, cash and cash equivalents and accrued interest have been categorized as a Level 2 fair value measurement.

Loans receivable: The fair value of residential mortgage loans held for investment, commercial real estate loans, commercial and industrial loans, and consumer and other loans held for investment are estimated using observable inputs including estimated cash flows, and discount rates based on interest rates currently being offered for loans with similar terms, to borrowers of similar credit quality. In accordance with ASC Topic 820, loans held for investment that are not included with impaired loans in the preceding section titled Fair Value on a Nonrecurring Basis have been categorized as a Level 2 fair value measurement.

Federal Home Loan Bank stock: The carrying amount of FHLB stock approximates its fair value as it can only be redeemed with the FHLB at par value. In accordance with ASC Topic 820, Federal Home Loan Bank stock has been categorized as a Level 2 fair value measurement.

Deposits: The fair value for deposit accounts with no defined maturities, such as demand deposits, savings, and money market accounts, is equal to their carrying amounts, which represents the amount payable on demand. Fair value for certificates of deposit, with stated maturities, is estimated using a discounted cash flow calculation based on contractual cash flows. The discount rate is estimated using incremental borrowing rates for similar terms. In accordance with ASC Topic 820, deposits have been categorized as a Level 2 fair value measurement.

Other borrowed funds: The fair value of FHLB advances is obtained from the Federal Home Loan Bank, which uses a discounted cash flow analysis based on current market rates for borrowings with similar terms. Repurchase agreements are estimated using discounted cash flow analysis, based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements. In the absence of a reasonably precise methodology to determine the fair value of the credit agreement, carrying value has been used to represent fair value. In accordance with ASC Topic 820, other borrowed funds have been categorized as a Level 2 fair value measurement.

Off-balance-sheet instruments: The fair value of off-balance-sheet instruments (held for investment lending commitments and unused lines of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparties’ credit standing and discounted cash flow analyses. The fair value of these off-balance-sheet items approximates the recorded amounts of the related fees and is not material at September 30, 2013 and March 31, 2013.

The carrying amount and fair value of the Corporation’s financial instruments consist of the following:

	September 30, 2013		March 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Cash and cash equivalents	$152,528	$152,528	$228,536	$228,536
Investment securities available for sale	292,367	292,367	266,787	266,787
Loans held for sale	4,571	4,571	18,058	18,356
Loans held for investment	1,582,554	1,542,423	1,670,543	1,643,968
Mortgage servicing rights	23,020	24,203	21,824	22,088
Federal Home Loan Bank stock	25,630	25,630	25,630	25,630
Accrued interest receivable	8,783	8,783	9,563	9,563
Interest rate lock commitments	297	297	689	689
Unused commitments	15	15	—	—
Forward contracts to sell mortgage loans (1)	10	10	1	1

Financial liabilities:
Non-maturity deposits	1,357,627	1,357,626	1,366,049	1,366,049
Deposits with stated maturities	585,517	585,483	658,976	660,536
Other borrowed funds	19,748	20,020	317,225	341,903
Accrued interest payable – borrowings	309	309	53,788	53,788
Accrued interest payable – deposits	534	534	607	607
Interest rate lock commitments	—	—	3	3
Unused commitments	—	—	—	—
Forward contracts to sell mortgage loans (1)	216	216	313	313

(1)	The Corporation has elected to offset the fair value of individual forward sale contracts and present a net amount on the Consolidated Balance Sheets in accordance with ASC 815-45, Derivatives and Hedging.

Note 15 – Income Taxes

The Corporation accounts for income taxes based on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, computed using enacted tax rates. Significant net deferred tax assets have been created for net operating loss (NOL) carryforwards and deductible temporary differences, the largest of which relates to our allowance for loan losses. For income tax purposes, only net charge-offs on uncollectible loans are deductible, not the provision for loan losses.

Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is “more likely than not” that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon management’s evaluation and judgment of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions. The Corporation considers both positive and negative evidence regarding the ultimate realizability of deferred tax assets. Positive evidence includes the existence of taxes paid in available carry back years as well as the probability that taxable income will be generated in future periods while negative evidence includes significant losses or cumulative losses in the past several years as well as general business and economic trends.

At September 30, 2013 and March 31, 2013, the Corporation determined that a valuation allowance relating to the deferred tax asset was necessary. This determination was based largely on the negative evidence represented by the losses in the prior fiscal years caused by the significant loss provisions associated with the loan portfolio. In addition, general uncertainty surrounding future economic and business conditions increase the potential volatility and uncertainty of projected earnings. Therefore, a valuation allowance of $121.4 million and $162.1 million at September 30, 2013 and March 31, 2013, respectively, was recorded to offset net deferred tax assets.

The significant components of the Corporation’s deferred tax assets (liabilities) are as follows:

	September 30, 2013	March 31, 2013
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$29,890	$32,275
OREO valuation allowance and other loss reserves	16,918	17,101
Federal NOL carryforwards	65,361	101,629
State NOL carryforwards	15,691	20,929
Unrealized securities losses	1,609	—
Other	3,654	3,629

Total deferred tax assets	133,123	175,563
Valuation allowance	(121,402)	(162,077)

Adjusted deferred tax assets	11,721	13,486

Deferred tax liabilities:
FHLB stock dividends	(1,937)	(1,928)
Mortgage servicing rights	(9,242)	(8,754)
Unrealized securities gains	—	(1,435)
Other	(542)	(1,369)

Total deferred tax liabilities	(11,721)	(13,486)

Net deferred tax assets	$—	$—

At March 31, 2013, the Corporation had $278.2 million in federal net operating loss carryforwards (NOLs) which were available to offset future taxable income. A portion of the NOL’s totaling $134.5 million were utilized as part of the reorganization related to the gain on the extinguishment of debt reducing the federal NOLs to $143.7 million. The remaining carryforwards expire in varying amounts through 2033.

The Corporation is subject to U.S. federal income tax as well as income tax of state jurisdictions. The tax years 2010-2013 remain open to examination by the Internal Revenue Service and certain state jurisdictions while the years 2009-2013 remain open to examination by certain other state jurisdictions.

The Corporation recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2013 and March 31, 2013, the Corporation has not recognized any accrued interest and penalties related to uncertain tax positions.

Note 16 – Earnings Per Share

Basic earnings per share for the three and six months ended September 30, 2013 and 2012 has been determined by dividing net income (loss) available to common equity for the respective periods by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net loss available to common equity by the weighted average number of common shares outstanding plus the effect of dilutive securities. The effects of dilutive securities are computed using the treasury stock method.

The computation of earnings per share for the three and six months ended September 30, 2013 and 2012 is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
	(In thousands, except share and per share data)
Numerator:
Numerator for basic and diluted earnings per share – income (loss) available to common stockholders	$212,109	$(12,052)	$203,164	$(15,470)
Denominator:
Denominator for basic earnings per share – weighted average shares (1)	20,717	21,247	20,981	21,248
Effect of dilutive securities:
Employee stock options	—	—	—	—

Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	20,717	21,247	20,981	21,248

Basic loss per common share	$10.24	$(0.57)	$9.68	$(0.73)

Diluted loss per common share	$10.24	$(0.57)	$9.68	$(0.73)

(1)	Shares issued pursuant to the Plan of Reorganization of 1.81 billion were subsequently adjusted to 9.05 million as a result of a reverse stock split effected on October 2, 2013 by an amendment to the Certification of Incorporation of Anchor Bancorp Wisconsin Inc. The calculation of weighted average shares included 21,247,000 outstanding through September 26 and 9,050,000 from September 27 through September 30, 2013.

At September 30, 2013, there were no outstanding stock options. Prior period stock option balances were excluded from the calculation of diluted earnings per share because they were anti-dilutive. Additionally, for periods prior to September 30, 2013, the TARP Warrants (see Note 10) were also not included in the computation of diluted earnings per share because the TARP Warrants’ per share exercise price of $2.23 was greater than the average market price of common stock and, therefore, anti-dilutive.

As previously described in Note 2 under the caption TARP Exchange, the difference between the common stock issued and the preferred stock redeemed of $104.0 million was recorded as an increase directly to retained earnings. The $104.0 million represents a return from the Preferred stockholder thereby increasing the amount available to Common stockholders for purposes of earnings per share. Accordingly, there is $104.0 million included above in the numerator for basic and diluted earnings per share – income (loss) available to common stockholders in both the three and the six months ended September 30, 2013 related to the TARP Exchange.

Although EPS information for the three and six months ended September 30, 2012 is presented, it is not comparable to the information presented for the current year periods due to the changes in our capital structure resulting from the Plan of Reorganization.

Anchor BanCorp Wisconsin Inc.

Shares of Common Stock

Prospectus

                    , 2014

SANDLER O’NEILL + PARTNERS, L.P.

Until                     , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts, payable in connection with the sale of common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, and the Financial Industry Regulatory Authority filing fee.

Securities and Exchange Commission registration fee	$1,288.00
Financial Industry Regulatory Authority filing fee	2,000.00
Legal fees and expenses	*
Accountants’ fees and expenses	*
Printing expenses	*
Transfer agent and registrar fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*
NASDAQ Global Market Listing fee	*
Total	*

*	To be provided by amendment.

Item 14.	Indemnification of Officers and Directors.

We are incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Amended Charter and the Amended Bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, the Amended Bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director, or officer, of the Company or any of its subsidiaries or was serving at the Company’s request in an official capacity for another entity. We must indemnify our officers and directors against (1) attorneys’ fees and (2) all other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The form of underwriting agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriter and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

In addition, the Amended Charter provides that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Item 15.	Recent Sales of Unregistered Securities.

Private Placements

In connection with the Plan of Reorganization, we entered into the Investor SPAs on August 12, 2013 with the Investors for the purchase and sale of 1,750,000,000 shares of our common stock (adjusted to 8,750,000 shares on October 2, 2013 as a result of a Reverse Stock Split) at a purchase price of $0.10 per share (implying a $20.00 per share price after giving effect to the Reverse Stock Split). At the closing of the Private Placements on September 27, 2013, we received gross proceeds of $175.0 million. In connection with the Private Placements, transaction costs of $14.4 million were incurred and have been recorded in the Statement of Changes in Stockholders’ Equity (Deficit). $8.9 million of this amount was paid to Sandler O’Neill & Partners, L.P. for services rendered relating to the Private Placements.

The Investors were certain of our officers and directors and institutional investors. We believe each transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act. Furthermore, we affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

TARP Exchange

On January 30, 2009, pursuant to the Treasury’s Capital Purchase Program, we issued and sold to the Treasury the TARP Preferred Stock and TARP Warrant. Pursuant to the Plan of Reorganization, we, on the Effective Date and immediately following the consummation of the Private Placements, consummated the TARP Exchange. After the effectiveness of the Plan of Reorganization, the Treasury sold their shares of our common stock in the Secondary Treasury Sales for aggregate consideration of $6,000,000.

We believe the transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 1145 of the Bankruptcy Code.

Cancellation of Legacy Common Stock

On the Effective Date, immediately following the consummation of the TARP Exchange pursuant to the terms of the Plan of Reorganization, all 21,247,225 shares of issued and outstanding Legacy Common Stock, including shares held as treasury stock and in any stock incentive plans, were cancelled for no consideration. In connection with the cancellation of the Legacy Common Stock, the Rights Agreement, dated as of November 5, 2010, by and between the Company and American Stock Transfer & Trust Company, LLC was terminated on the Effective Date in accordance with its terms.

Debt Issuance

In connection with the Plan of Reorganization, on August 12, 2013, we entered into a notes purchase agreement with certain institutional investors in connection with the offer and sale by us of up to $30.0 million aggregate principal amount of unsecured notes at an offering price of 100% of the face amount (the “Debt Issuance”). The Debt Issuance was never consummated and we paid the potential investors an aggregate fee of $2.6 million, or 1% of the total committed aggregate principal amount, to terminate the notes purchase agreement. We believe the offering was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR BANCORP WISCONSIN INC.

By:	/s/ Chris M. Bauer
	Name:	Chris M. Bauer
	Title:	President and Chief Executive Officer
	Date:	December 19, 2013

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chris M. Bauer, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement on Form S-1 of Anchor BanCorp Wisconsin Inc., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, grant unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates stated.

By:	/s/ Chris M. Bauer	By:	/s/ Thomas G. Dolan
	Chris M. Bauer President and Chief Executive Officer, Director (principal executive officer) Date: December 19, 2013		Thomas G. Dolan Executive Vice President, Treasurer and Chief Financial Officer (principal financial and accounting officer) Date: December 19, 2013

By:	/s/ Richard A. Bergstrom	By:	/s/ Pat Richter
	Richard A. Bergstrom Director Date: December 19, 2013		Pat Richter Director Date: December 19, 2013

By:	/s/ David L. Omachinski	By:	/s/ Holly Cremer Berkenstadt
	David L. Omachinski Director Date: December 19, 2013		Holly Cremer Berkenstadt Director Date: December 19, 2013

By:	/s/ Martin S. Friedman	By:	/s/ Bradley E. Cooper
	Martin S. Friedman Director Date: December 19, 2013		Bradley E. Cooper Director Date: December 19, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Anchor BanCorp Wisconsin Inc. (incorporated by reference to Exhibits 3.1 of the Registrant’s Forms 8-K filed on September 27, 2013 and November 29, 2013).

3.2	Amended and Restated Bylaws of Anchor BanCorp Wisconsin Inc. (Effective September 25, 2013) (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 8-K filed on September 27, 2013).

4.1*	Specimen Share Certificate

4.2	Form of 9.9% Investor Stock Purchase Agreement dated August 12, 2013 by and between the Company and the investors named therein (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on August 13, 2013).

4.3	Form of 4.9% Investor Stock Purchase Agreement dated August 12, 2013 by and between the Company and the investors named therein (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed on August 13, 2013).

4.4	Form of Management Investor Stock Purchase Agreement dated August 12, 2013 by and between the Company and the investors named therein (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed on August 13, 2013).

4.5	Form of Secondary Sale Purchaser Agreement dated September 19, 2013 by and between the Company and the investors named therein.

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Anchor BanCorp Wisconsin Inc. Retirement Plan (incorporated by reference to Exhibit 10.1 of Registrant’s Form S-1 Registration Statement filed on March 19, 1992).

10.2	Anchor BanCorp Wisconsin Inc. Annual Incentive Bonus Plan (incorporated by reference to Exhibit 10.10 of Registrant’s Form S-1 Registration Statement filed on March 19, 1992).

10.3	Anchor BanCorp Wisconsin Inc. Directors’ Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 of Registrant’s Form S-1 Registration Statement filed on March 19, 1992).

10.4	Order to Cease and Desist between Anchor BanCorp Wisconsin, Inc. and the Office of Thrift Supervision dated June 26, 2009 (incorporated by reference to Exhibit 10.28 of Registrant’s Annual Report on Form 10-K for the year ended March 31, 2009 filed on June 29, 2009, File No. 000-20006, Film No. 09915927).

10.5	Stipulation and Consent to Issuance of Order to Cease and Desist between Anchor BanCorp Wisconsin, Inc. and the Office of Thrift Supervision dated June 26, 2009 (incorporated by reference to Exhibit 10.29 of Registrant’s Annual Report on Form 10-K for the year ended March 31, 2009 filed on June 29, 2009, File No. 000-20006, Film No. 09915927).

10.6	Order to Cease and Desist between AnchorBank, fsb and the Office of Thrift Supervision dated June 26, 2009 (incorporated by reference to Exhibit 10.30 of Registrant’s Annual Report on Form 10-K for the year ended March 31, 2009 filed on June 29, 2009, File No. 000-20006, Film No. 09915927).

10.7	Stipulation and Consent to Issuance of Order to Cease and Desist between AnchorBank, fsb and the Office of Thrift Supervision dated June 26, 2009 (incorporated by reference to Exhibit 10.31 of Registrant’s Annual Report on Form 10-K for the year ended March 31, 2009 filed on June 29, 2009, File No. 000-20006, Film No. 09915927).

Exhibit Number	Description

10.8	Prompt Corrective Action Directive between AnchorBank, fsb and the Office of Thrift Supervision (incorporated by reference to Exhibit 99.1 of Registrant’s Current Report on Form 8-K filed September 8, 2010, File No. 000-20006, Film No. 101061856).

10.9	Severance Agreement between the Bank and Donald Bertucci effective January 1, 2011 (incorporated by reference to Exhibit 10.30 of Registrant’s Quarterly Report on Form 10-Q filed November 7, 2011, File No. 001-34955, Film No. 111185277).

10.10	Employment Agreement between the Bank and Scott McBrair effective July 1, 2013.

10.11	Employment Agreement between the Bank and Thomas Dolan effective July 1, 2013.

10.12	Employment Agreement between the Bank and Martha Hayes effective July 1, 2013.

10.13	Employment Agreement between the Bank and Mark Timmerman effective July 1, 2013.

21.1	List of Subsidiaries.

23.1	Consent of McGladrey LLP.

23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

24	Powers of Attorney (included on the signature page of this registration statement).

*	To be filed by amendment